



ANNUAL REPORT 2024

Notice & Proxy Statement 2025

FINANCIAL HIGHLIGHTS FOR 2024

- Generated **$4.46 billion** in revenue.

- **9% organic** revenue growth year-over-year.[1]

- Achieved **GAAP operating profitability** for the first time in Q4'24.

- Increased annual free cash flow by nearly **$1 billion since 2022**.[1]

- Reduced our outstanding shares by **16%**.

- Completed **$3 billion** share repurchase authorization, repurchasing over **$2.3 billion** in 2024 alone.

LEADING BRANDS POWERED BY TWILIO

CLEAR		stripe
	Sotheby's	 reddit
ING	BEST BUY	lyft

1. Organic revenue growth and free cash flow are non-GAAP financial measures. See Appendix D of our Proxy Statement for non-GAAP definitions and reconciliations.



Khozema Shipchandler
CEO of Twilio

Shareholders, customers, partners, and Twilions:

Twilio has always been a company of and for builders, driven by innovators who turn ideas into reality.

Our essential value is to give our customers the freedom to build innovative, digital engagement experiences that create tighter, more valuable connections between our customers and their consumers.

Since we were founded in 2008, we've empowered businesses all over the world to innovate through every major technology and business model transition, starting with the advent of mobile when we embedded digital communications into mobile apps. The gig economy later relied on us for distributed services. Companies during the pandemic looked to Twilio to power their digital communications strategies as they were forced to transform overnight. And today, as AI drives another major inflection point across industries, we're once again at the center of the technology value chain, helping our hundreds of thousands of active customer accounts capitalize on the profound shifts in the age of AI. Our success means that we can continue to power innovation and growth for the businesses that rely on us, even through immense change in the world around us.

In the past, we had to access the Internet through search browsers and applications. Now, the new medium for accessing the internet is agentic and increasingly, conversational AI - the most natural, human way of sharing information. And as agentic AI gains traction, we're utilizing the communications channels we're known for, plus contextual customer data to help businesses create personalized digital interactions to increase their revenue, decrease their cost and improve the overall consumer experience.

2024 was a transformative year for Twilio. We rebuilt the foundation of the company, accelerated our innovation engine with focused bets informed by what our customers want, and embedded financial discipline and operational rigor as core principles with which we run the business. Today, we're a stronger and more resilient company. And our 2024 results are a testament to the progress we've made. We reaccelerated revenue growth to double digits, delivered our first-ever quarter of GAAP operating profitability, and continued to generate meaningful levels of free cash flow, while reducing our stock based compensation and outstanding share count. With a stronger balance sheet, focused strategy and ambitious targets of 21-22% non-GAAP operating margins for 2027[1] and $3B+ in cumulative free cash flow from 2025 through 2027,[1] we are demonstrating our commitment to unlock more value for our customers and our shareholders.

---

1. Free cash flow and non-GAAP operating margin are non-GAAP financial measures. See Appendix D of our Proxy Statement for non-GAAP definitions and reconciliations.

Wearing Our Customers Shoes

Customers fuel us and we build for them. We are proud to serve over 325,000[1] customers and more than 10 million developers[2] from a wide variety of industries, all over the world, who trust us with their most critical communications and data workloads. We relentlessly innovate on their behalf, combining communications, contextual data, and AI to yield increasingly more return on investment for them.

Our customers represent 84% of the Fortune 500 and 54% of the Global 2000.[2] Our ecosystem also includes over 3,000 partners including Independent Software Vendors (ISVs) such as Zendesk, Klaviyo, Braze, Postscript, and Insider; technology partners such as Microsoft, AWS, and Google Cloud; and systems integrators like Accenture and Deloitte.[2] Many of the world's leading brands rely on Twilio to drive better interactions and more value for their consumers, including:

- **Best Buy** adopted Twilio's Flex platform to power its Virtual Store, incorporating chat and video to bring capabilities like interacting with direct sales associates and seeing products in action, to the digital experience.

- **CLEAR**, the secure identity platform, uses Twilio Verify and Lookup APIs in their comprehensive identity solution to help create frictionless experiences for customers while maintaining the highest standards of security and privacy.

- **ING**, the multinational banking and financial services corporation, uses Twilio's voice, chat and video capabilities paired with conversational AI in their contact center to deliver personalized and efficient customer interactions that improve satisfaction and loyalty.

- **Kraken**, part of the Octopus Energy Group, the UK's second largest household gas and energy supplier, uses Twilio to power an all-in-one operating system for customer engagement with WhatsApp, Email, SMS and Voice, to solve customer problems and provide relevant information on the right channel at the right time.

- **Odontoprev,** a leader in the dental insurance sector in Latin America, implemented Twilio's WhatsApp solution to improve its omnichannel customer experience, and has seen a 44% reduction time in handling complaints, in addition to a 5% improvement in beneficiary satisfaction.

- **OpenAI** launched calls and WhatsApp messaging through their Twilio-powered number, 1-800-ChatGPT, and has seen incredible volume since launch.

- **Paradox.ai**, the fast growing recruitment AI company uses Twilio to help companies like McDonald's, Workday, and SAP get interviews scheduled in minutes versus days.

- **UNICEF Mexico** implemented Twilio Messaging, Email, and Segment to send personal communications and drive better engagement with their donor base. Twenty percent of existing donors gave an additional donation as a result.

- **Zillow** uses Twilio's solutions to power their "Connections" platform via voice, SMS, and TaskRouter to reliably facilitate communication between agents and buyers.

---

1. Active customer accounts as of December 31, 2024.
2. As of September 30, 2024.

Our success has only transpired because of the trust our customers have placed in us to handle their most important digital interactions. And because of the nature of our usage based revenue model, we only succeed when our customers succeed, which means we win together. And as win, we create innovation and help create economic prosperity for hundreds of thousands of businesses all over the world.

Our Innovation Engine

Our vision is a world in which every digital interaction between our customers and their consumers is amazing. Nothing less. This is not an abstract vision we dreamed up. Instead, it is in direct response to what our customers repeatedly tell us: they need engaging, personalized, and enriching relationships with their customers in order to create loyalty and increase lifetime value. Twilio's strategy is centered on delivering the Twilio Platform, a unified solution that brings together communications, contextual data, and AI to power exceptional digital interactions at scale. With our reliable, global Super Network, and our unique access to rich, real-time data, we're enabling businesses to meet rising customer expectations with intelligent, personalized, and secure engagement. Communications, contextual data, and AI are the essential ingredients, and Twilio is uniquely positioned to help customers bring them together to drive real business impact.

We made substantial progress last year on our commitments to deliver on this vision for our customers. We launched 251 products, enhancements, and services in 2024. These innovations generated tangible results for our customers.

And with Twilio Segment, we have ensured data warehouse interoperability with the leading data warehouse providers, including Databricks, Snowflake, Amazon, and Google, and dramatically accelerated time to value on our platform using AI tooling. All of these innovations helped customers deliver smarter and more personalized interactions.

With respect to AI, many exciting developments are unfolding on our platform. Twilio is increasingly at the center of the AI value chain, with 9,000+ AI companies[1] and 90% of the Forbes 50 AI Startups building on Twilio.[2] AI companies like Paradox, Althea Health, and OpenAI are bringing their workloads to us because they need the simplicity, scale, and composability that our platform uniquely provides. And we've continued to embed AI across our products to enhance productivity, accelerate time to value, and create more intelligent and personalized experiences.

Internally, we're leveraging AI and automation built on Twilio's own technology to drive more efficiency across the board. 80% of our new inbound customer leads are being handled by AI, which has both saved money, plus improved the quality of leads that our sales team intakes.[3] Post sales, our Help Center Assistants yield a 75% ticket resolution rate when AI is engaged.[3]

1. As of September 30, 2024. Based on companies with open Twilio accounts as of September 30, 24; 67% of these 9,000+ companies are paying customers as of September 30, 2024.
2. As of September 30, 2024. Based on Forbes 50 AI list published April 2024. Based on companies with open Twilio accounts; 50% of the Forbes 50 AI list are paying customers as of September 30, 2024.
3. As of December 2024.

Twilio's Focused AI Innovations

VERIFY FRAUD GUARD
569M
Fraud attempts blocked
from June 2022 to October 2024[1]

AI-POWERED PREDICTIONS
70%
Increased accuracy of
audience segments[2]

UNIFIED PROFILES & AGENT COPILOT
70%
Of support cases deflected[3]

PREDICTIVE AUDIENCES
102%
Higher conversion rate than the
average search engine marketing
performance[4]

AI Builders Scaling with Twilio

90%
Of Forbes 50 AI Startups
are building on Twilio[5]

9,000+
Companies building in the
AI space and utilizing Twilio
services in 2024[6]

Twilio's AI Products & Features

Communications
SMS Pumping Protection
Verify Fraud Guard
Voice Intelligence
Traffic Optimization Engine

Data
Generative Audiences
Predictions
CDP Copilot

Comms + Data + AI
Agent Copilot
Personalized IVR

1. Twilio Data: Total Verify Fraud Guard blocks at 569M+ events and drives $62.7M+ in explicit savings since June 2022 up to October 2024.
2. Twilio Customer: An unnamed hardware and software company saw 70% increased accuracy of audience segments after implementing CustomerAI Predictions.
3. Twilio Customer Story: "How Universidad UK boosted engagement and customer service" (customers.twilio.com/en-us/universidad-uk), 2024.
4. Twilio Data: Customer participating in the Beta of Predictive Audiences, 2024.
5. As of September 30, 2024. Based on Forbes 50 AI list published April 2024. Based on companies with open Twilio accounts; 50% of the Forbes 50 AI list are paying customers as of September 30, 2024.
6. As of September 30, 2024. Based on companies with open Twilio accounts; 67% of these 9,000+ companies are paying customers as of September 30, 2024.

The Opportunity Ahead

If we just continue on our current trajectory, growing our market share in Communications, the opportunity is sizable. Gartner named us a market leader in the 2024 Gartner Magic Quadrant for Communications Platform as a Service (CPaaS) for the second year in a row,[1] IDC positioned Twilio a leader in the MarketScape for Contact Center as a Service,[2] and Omdia named Twilio a leader in the Omdia Universe Report for Customer Data Platforms (CDP).[3] While we are proud of this recognition, we aim to capture an even larger market that we have a unique claim to win. Marketing, sales, and customer support are rapidly converging to create a new category that broadly encompasses every digital interaction across the customer experience, which increases our Total Addressable Market (TAM) to $158 billion by 2028.[4] We already address significant aspects of this category today with our leading CPaaS and CDP capabilities, but it's our strategy that combines communications, plus contextual data, plus AI that positions us to win.

We believe contextual data is the star of the show in this equation. In today's world, it's so differentiating when a brand delivers an incredible consumer experience. But, think about your own daily life: when was the last time you had an amazing digital interaction? One that made you delighted and turned you into a lifelong fan and customer? We all know from personal experience that this happens very rarely. Twilio is working to ensure that every organization for which we power communications has unique intelligence based on previous interactions and preferences for every consumer who interacts with a brand. The key is using contextual data to deliver on this personalization, at scale. Only Twilio provides the last mile of trusted communications and data connections to consumers that can unlock this for every business.

Our People

Last year, we navigated an immense amount of change as a company. I stepped in as CEO; we hired new leaders in Research & Development, Go-to-Market, and Marketing; we updated the company strategy and introduced a new financial framework. We implemented a new culture of financial discipline, operating rigor and innovation focus. We updated our governance model. We realigned our business structure. In short, we underwent a tremendous amount of consequential change, and emerged a new Twilio.

The credit for successfully navigating all of this goes to our employees. Our people not only endured the shifts, they helped drive them, and thrived. Twilio attracts a different kind of employee. To be a Twilion means you are humble, self-aware, and driven by a scrappiness and willingness to roll up your sleeves to do the work that is required of us. Whether it's in the thousands of hours our teams pour into new and interesting innovations during our internal hackathon we call Tweek Week or the thousands of hours our teams pour into our communities throughout the year, our employees are what make Twilio special.

While there's a lot to be proud of, our most exciting days are ahead. We're in the middle of a multi-year transformation in which we will evolve Twilio from the world-class communications and data company we have always been, to the essential customer experience company of the AI era, balancing innovation, growth, and profitability.

Thank you for your continued trust and partnership.

Let's go!
Khozema

---

1. Gartner®, "Magic Quadrant™ for CPaaS" Lisa Unden-Farboud, Ajit Patankar, Pankil Sheth, Brian Doherty, June 24, 2024.
2. IDC, "2024 IDC MarketScape for Contact Center as a Service (CCaaS) Applications Software 2024 Vendor Assessment, Mary Wardley, (doc #US52302923, June 2024)
3. Omdia Universe: Customer Data Platforms, 2025
4. TAM based on industry analyst estimates and internal Twilio analysis. TAM includes CPaaS, CCaaS, CDP, Conversational AI and Orchestration markets.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "aim," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this letter include, but are not limited to, statements about: our future financial performance, including our expected financial results, our guidance and related commentary, and our expectations regarding growth, profitability, free cash flow, operating margins and stockholder returns; our ability to improve our operational efficiency; our ability to increase our market share and capture additional market opportunities; our expectations regarding factors affecting our results of operations and the assumptions underlying such expectations; our vision for our platform, including anticipated strategies, business plans, innovation and product releases and enhancements, and our ability to execute on them; our expectations regarding AI, including our ability to leverage AI to develop products and features for our customers, our use of AI for internal applications, and use of our platform by AI companies; our expectations regarding our compensation programs and their effects on executive performance; our expectations regarding share repurchases; our competitive advantages; and our corporate governance efforts. You should not rely on forward-looking statements as predictions of future events.

The outcomes of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those described in the forward-looking statements, including those more fully described in our most recent filings with the Securities and Exchange Commission, including our most recent report on Form 10-K, and subsequent reports on Form 10-Q. Should any of these risks materialize, or should our assumptions prove to be incorrect, actual financial results could differ materially from our projections or those implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks and uncertainties may emerge that could have an impact on the forward-looking statements contained in this letter.

Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made. We undertake no obligation to update any forward-looking statements made in this letter to reflect events or circumstances after the date of this letter or to reflect new information or the occurrence of unanticipated events, except as required by law.

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Notice of Annual Meeting of Stockholders
To Be Held at 8:30 a.m. Pacific Time on June 10, 2025

 **Date**
June 10, 2025

 **Time**
8:30 a.m.
Pacific Time

 **Virtually at**
www.virtualshareholder
meeting.com/TWLO2025

 **Record Date**
Close of Business
on April 15, 2025

Dear Stockholders of Twilio Inc.:

We cordially invite you to attend the 2025 annual meeting of stockholders (the "Annual Meeting") of Twilio Inc., a Delaware corporation, which will be held virtually on **June 10, 2025 at 8:30 a.m. Pacific Time via live audio webcast at www.virtualshareholdermeeting.com/TWLO2025**, for the following purposes, as more fully described in the accompanying proxy statement:

 1. To elect the three Class III directors named in the proxy statement to serve until the 2028 annual meeting of stockholders and until their successors are duly elected and qualified;

 2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025;

 3. To approve, on a non-binding advisory basis, the compensation of our named executive officers;

 4. To approve a management proposal to amend our certificate of incorporation to declassify the board of directors;

 5. To approve a management proposal to amend our certificate of incorporation to eliminate supermajority voting provisions;

 6. To approve a management proposal to amend our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous provisions; and

 7. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Annual Meeting will be a virtual meeting held via live audio webcast. You will be able to attend the meeting, vote your shares and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2025. As always, we encourage you to vote your shares prior to the Annual Meeting either via the internet, by telephone or by mail to help make this meeting format as efficient as possible.

Our board of directors has fixed the close of business on April 15, 2025 as the record date for the Annual Meeting. Only stockholders of record as of the close of business on April 15, 2025 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon are presented in the accompanying proxy statement.

This proxy statement and our annual report can be accessed directly at www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote as soon as possible to ensure that your shares are represented. For additional instructions on how to vote your shares, please refer to your proxy card. Voting your shares by proxy prior to the Annual Meeting does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

By order of the board of directors,

Khozema Shipchandler
Chief Executive Officer and Director
San Francisco, California
April 25, 2025

We appreciate your
continued support of Twilio.

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Table of Contents



* * *



Proxy Statement Summary

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2025 annual meeting of stockholders of Twilio Inc., a Delaware corporation (referred to in this proxy statement as "Twilio," the "Company," "we," "us," or "our"), and any postponements, adjournments or continuations thereof (the "Annual Meeting").

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Information About Our 2025 Annual Meeting of Stockholders

The Annual Meeting will be held virtually on **June 10, 2025 at 8:30 a.m. Pacific Time via live audio webcast**. We encourage you to access the Annual Meeting before it begins. Online check-in will start at approximately 8:15 a.m. Pacific Time on June 10, 2025. You will be able to attend the virtual Annual Meeting, vote your shares electronically and submit your questions during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/TWLO2025 and entering your 16-digit control number located on your proxy card. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 25, 2025 to all stockholders entitled to vote at the Annual Meeting.

Additional information about these proxy materials and the Annual Meeting is provided in "question and answer" format commencing on page 85 of this proxy statement.

How to Vote



By Phone
1-800-690-6903
Vote must be received by 8:59 p.m. Pacific Time, June 9, 2025



By Mail
Return your completed proxy card in the prepaid envelope
Vote must be received by 8:59 p.m. Pacific Time, June 9, 2025



By Internet Before the Meeting
www.proxyvote.com
Vote must be received by 8:59 p.m. Pacific Time, June 9, 2025



By Internet During the Meeting
www.virtualshareholdermeeting.com/TWLO2025
Vote must be submitted before the polls close during the Annual Meeting

Voting Matters and Vote Recommendation

Management Proposals	Board's Recommendation	More Information
1. The election of Donna Dubinsky, Deval Patrick and Miyuki Suzuki as Class III directors.	**FOR**	Page 33
2. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025.	**FOR**	Page 34
3. The approval, on a non-binding advisory basis, of the compensation of our named executive officers.	**FOR**	Page 36
4. To approve an amendment to our certificate of incorporation to declassify the board of directors.	**FOR**	Page 37
5. To approve an amendment to our certificate of incorporation to eliminate supermajority voting provisions.	**FOR**	Page 39
6. To approve an amendment to our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous provisions.	**FOR**	Page 41



Financial and Business Highlights

Business Overview

We envision a world in which every digital interaction between businesses and their customers is amazing. We aim to deliver the leading customer engagement platform that intelligently orchestrates customer engagement across the entire customer life cycle by combining our leading communications capabilities, plus rich contextual data, plus generative and predictive artificial intelligence ("AI"). Our trusted, simple, and smart platform provides developers with tools to build, scale, and deploy real-time communications within software applications, while simultaneously offering technology that allows businesses to harness the power of contextual data to develop more informed insights about their customers.

We enable businesses to revolutionize how they engage with their customers by delivering seamless, trusted, and personalized customer experiences at scale. We offer communications application programming interfaces ("APIs") that enable developers to embed numerous forms of messaging, voice, email, and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our customer data platform, digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty, and increased customer value. Our platform, which combines our highly customizable communications APIs with customer data management capabilities and AI-powered predictions and recommendations, allows businesses to break down data silos and build a comprehensive single source for their customer data that is organized into unique profiles that are easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized, and effective communications to their customers at every stage of their customer relationships at scale. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

Business Update

Over the past two years, we have taken action to better position our business to drive durable, profitable growth and attractive stockholder returns, amid an evolving operating environment. Key actions include:

- **Executed CEO succession process**: Appointed Khozema Shipchandler as CEO, who oversaw actions to strengthen the business and drove 57% total shareholder return from the time of his appointment in January 2024 through the end of 2024, significantly outpacing the S&P 500 and Twilio's peer median.

- **Streamlined our organizational model**: Realigned our business unit structure into a functional support model under one organization, which we believe best positions us to optimize scale and efficiency and to deliver one trusted, smart, and integrated platform.

- **Rationalized operating expenses**: Reduced our workforce by nearly 40% since September 2022, increased efficiency in R&D, S&M and G&A, and implemented other cost reductions across the business.

- **Improved free cash flow profile**: Improved our annual net cash provided by operating activities and free cash flow generation by nearly $1 billion between 2022 and 2024.[1]

- **Reduced stock-based compensation**: Reduced stock-based compensation expense as a percentage of revenue by over 700 basis points for 2024 as compared to 2022, and reduced equity compensation for employees generally.

- **Returned capital**: Given the strength of our balance sheet and the improving free cash flow generation in our business, completed $3 billion in aggregate share repurchase authorizations in 2023 and 2024, repurchasing $2.3 billion and reducing total shares outstanding by 16% in 2024 alone, and authorized an additional $2 billion repurchase program in January 2025 expiring at the end of 2027.

- **Accelerated path to profitability**: Accelerated our target timeline to achieve GAAP operating profitability on a consolidated basis to full year 2025, and achieved our first ever quarter of GAAP operating profitability in Q4 2024.

(1)   Free cash flow is a non-GAAP financial measure. See Appendix D for non-GAAP definitions and reconciliations.


Financial Performance and Capital Allocation

We are focused on creating long-term value for our stockholders by continuing to drive durable, profitable growth. Our 2024 financial highlights include the following:

- Revenue of $4.46 billion, up 7% year-over-year. Organic revenue growth of 9% year-over-year.[1]

- GAAP loss from operations of $53.7 million in 2024, compared with GAAP loss from operations of $876.5 million in 2023.

- Non-GAAP income from operations of $714.4 million in 2024, compared with non-GAAP income from operations of $533.0 million in 2023.[1]

- Net cash provided by operating activities of $716.2 million in 2024, compared with net cash provided by operating activities of $414.8 million in 2023.

- Free cash flow of $657.5 million in 2024, compared with free cash flow of $363.5 million in 2023.[1]

(1)   Organic revenue growth, non-GAAP income from operations, and free cash flow are non-GAAP financial measures. See Appendix D for non-GAAP definitions and reconciliations.



Corporate Governance Highlights

Our corporate governance practices are described in the section titled "Board of Directors and Corporate Governance" below, including the following highlights:

- ✓ Independent board chair
- ✓ Highly independent board (8/9 directors)
- ✓ 100% independent board committees
- ✓ Regular executive sessions of independent directors
- ✓ Risk oversight by board and committees
- ✓ Board oversight of strategy and business plans
- ✓ Robust annual stockholder engagement program
- ✓ Thoughtful board refreshment process (added four new independent directors since 2021)
- ✓ Highly qualified board with diverse skills, backgrounds, and experiences aligned with strategic priorities
- ✓ Annual board and committee evaluations
- ✓ CEO evaluation process
- ✓ Succession planning process

- ✓ No supermajority voting provision in bylaws (removed in January 2025)
- ✓ Submitting proposal to remove supermajority provisions in certificate of incorporation at the Annual Meeting
- ✓ Submitting proposal to declassify the board at the Annual Meeting
- ✓ Annual say-on-pay vote
- ✓ One share, one vote
- ✓ Stock ownership guidelines for directors and executive officers
- ✓ Robust code of conduct and corporate governance guidelines
- ✓ Regular review of corporate governance policies and committee charters
- ✓ Policy prohibiting hedging, pledging and short sales

Evolution of Corporate Governance

Twilio is committed to strong corporate governance. We believe that robust corporate governance policies and practices are critical to the effective management of our business, helping ensure that our business functions at its best and serves the long-term interests of our stockholders.

Since becoming a public company in 2016, our board and governance practices have evolved to reflect our strategic priorities, the changing needs of our business, practices of our peers and stockholder feedback.

As part of this evolution, we have regularly refreshed our board, with seven of nine independent directors added subsequent to the IPO and four of those added since the beginning of 2021, including most recently appointing Andrew Stafman, a stockholder representative, who provides valuable equity investor perspectives. Our thoughtful and deliberate board refreshment process has focused on adding critical skills and qualifications to our board to help Twilio navigate strategic opportunities and challenges. Moreover, as part of this refreshment process, we have sought highly qualified directors representing a diverse range of expertise, backgrounds, and perspectives, leading to a board that is composed of directors with a wide range of skills and experiences relevant to Twilio.



In 2023, our dual class common stock structure was sunset, providing all stockholders with identical voting rights.

In January 2024, Khozema Shipchandler was appointed Chief Executive Officer, an appointment which reflected the board's thoughtful and long-term approach to succession planning. In January 2024 our board of directors also made the decision to separate the roles of board chair and Chief Executive Officer and appointed Jeff Epstein to the role of independent board chair. Mr. Epstein had previously served as our lead independent director since December 2017.

At our 2024 annual meeting of stockholders, we sought stockholder approval to declassify our board of directors. We did not receive such approval, so we are resubmitting the proposal at this year's Annual Meeting. If approved, directors standing for election would be elected to one-year terms beginning at our 2026 annual meeting of stockholders.

In January 2025, we amended our bylaws to eliminate supermajority voting provisions, and at this year's Annual Meeting, we are seeking stockholder approval to eliminate supermajority voting provisions from our amended and restated certificate of incorporation (our "certificate of incorporation").

An important consideration in all of our corporate governance decisions is stockholder feedback. In 2023, we enhanced our stockholder engagement program by implementing a year-round outreach and feedback process featuring formal meetings with our stockholders in the spring and fall, and we carefully consider what we hear from our stockholders. Many of the changes to both our corporate governance and executive compensation practices in recent years reflect the board's incorporation of this important feedback. Our stockholder engagement program is discussed in further detail below under the heading "Stockholder Engagement".

We are committed to ensuring that our corporate governance practices, as part of our broader strategy and maturation process, best position Twilio for future success. We will continue to evaluate and evolve our corporate governance profile, taking into account the best interests of the Company and feedback we receive from our stockholders.



Stockholder Engagement

Annual Stockholder Engagement Cycle

We have a robust, board-led stockholder engagement program that we use to ensure the perspectives of our stockholders are understood and incorporated into Twilio's decision making. Throughout the year, our board of directors and management regularly review and consider feedback received from our stockholders, including through meetings with stockholders, voting results, and other routine communications. This dialogue facilitates transparency, helps us better understand the perspectives of our stockholders and allows our board of directors to make better informed decisions throughout the year.

Review and Prepare

- Our board of directors monitors and reviews:
  - investor feedback
  - stockholder voting results
  - trends in corporate governance, executive compensation, environmental, social and other matters
- Our board of directors and management identify and prioritize topics of interest to investors

Outreach and Engagement

- Our directors and management meet with investors to solicit feedback on topics of interest—including governance, sustainability and compensation—after the filing of our proxy and during the fall "off season"
- Management continuously engages with stockholders, analysts and prospective investors during the year through conferences, investor events and one-on-one calls
- Directors and management convey feedback to our full board of directors and relevant committees

Respond

- Our board of directors, committees and management review and discuss stockholder perspectives to identify priorities and trends
- We respond to stockholder feedback through changes to our practices, enhanced disclosure, or otherwise, as deemed appropriate and in the best interests of our stockholders



53%

We reached out to 22 institutional investors holding approximately 53% of our shares outstanding.



29%

We conducted meetings with 11 institutional investors holding approximately 29% of our shares outstanding.



100%

Independent directors participated in 100% of meetings with institutional investors.



Stockholder Outreach in 2024

Stockholder Outreach 	We conducted two rounds of stockholder outreach—one in the spring and one in the fall—during which we reached out to 22 institutional investors holding approximately 53% of our shares outstanding, and held meetings with 11 institutional investors holding approximately 29% of our shares outstanding.
	One or more of our independent directors participated in each of these meetings, demonstrating our directors' strong commitment to understanding our stockholders' perspectives. Stockholder feedback from these meetings was conveyed to our full board of directors and relevant committees for consideration in their decision making.
	Company participants in these meetings included one or more of our independent directors and members of our Investor Relations, Legal, People, and Social Impact teams.

Topics Discussed 	Topics discussed during these meetings included:
	• Company strategy
	• Executive compensation
	• Board structure and composition
	• Board oversight
	• Corporate governance
	• Environmental and social matters



Response to Stockholder Feedback

In the course of our discussions with stockholders, we have received valuable feedback on our compensation and corporate governance practices, as summarized in the chart below. This feedback was conveyed to our full board of directors and relevant committees for consideration in their decision making. Our consideration of the feedback from stockholders regarding our compensation of our named executive officers is further discussed in "Executive Compensation—Compensation Discussion and Analysis—Stockholder Feedback and Our Annual Say-on-Pay Vote".

What We Heard	How We Responded
Executive Compensation	
Pay and performance alignment	• We did not increase base salaries of our named executive officers in 2024 (and have not increased them in 2025). • In 2025, following his promotional year, we reduced the target value of our Chief Executive Officer's equity awards to $20,500,000 (60% PSUs and 40% RSUs), down from $25,000,000 in approved value in 2024. • We used an updated peer group to assess 2024 compensation, which reflects a set of companies with comparable market capitalization and revenue. We expanded our peer group to add companies from the broader communications industry that also maintain software offerings to better align with our business profile and removed companies that significantly exceeded our market capitalization range. These changes were designed in part to position us closer to the median of our peer group in terms of market capitalization and revenue, which had the effect of reducing our market compensation benchmarks.
Incorporate longer performance periods for PSU awards	• Our compensation and talent management committee ("compensation committee") reintroduced performance-based restricted stock unit ("PSU") awards in 2024 and incorporated a cumulative three-year performance period. The compensation committee's rationale for reintroducing PSUs is further discussed below in "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2024 Annual Equity Awards".
Continue to adapt performance-based incentives to better align with stockholder expectations and industry standards	• Our compensation committee selected non-GAAP income from operations and organic revenue growth as the performance target metrics for the annual cash bonuses awarded in 2024. • In 2024, our compensation committee granted PSUs that will vest based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting).
Adopt a short-term incentive plan	• We established a go-forward annual cash bonus plan for executives in 2024. Consistent with market benchmarks, each of our named executive officers was awarded an initial target bonus opportunity equal to 100% of base salary and maximum payout opportunities capped at 150% of base salary, with payouts tied to the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting).



What We Heard	How We Responded
Corporate Governance	
Separate CEO and Board Chair roles	• We separated the roles of CEO and board chair in January 2024, appointing Mr. Epstein, an independent director and formerly our lead independent director, as board chair.
Declassify board of directors	• We are again seeking stockholder approval at the Annual Meeting of an amendment to our certificate of incorporation to declassify our board of directors. If approved, directors standing for election would be elected to one-year terms beginning with our 2026 annual meeting of stockholders. We initially sought stockholder approval to declassify our board of directors at our 2024 annual meeting of stockholders but the proposal failed to pass.
Eliminate supermajority voting provisions	• We eliminated supermajority voting provisions from our bylaws earlier this year, and are seeking stockholder approval at the Annual Meeting of an amendment to our certificate of incorporation to eliminate supermajority voting provisions in our certificate of incorporation. If the proposed amendment to our certificate of incorporation is approved, amendments to our certificate of incorporation will, unless otherwise provided by law, require the affirmative vote of the holders of a majority of the voting power of our outstanding stock entitled to vote thereon.
Continue board refreshment	• Since the beginning of 2021, we have added four new independent directors, each of whom bolsters oversight by our board of directors in areas critical to our business strategy, bringing additional skills and diverse perspectives to our board of directors, including most recently appointing Mr. Stafman, a stockholder representative, who provides valuable equity investor perspectives.



Board of Directors and Corporate Governance

Board of Directors

Our business and affairs are managed under the direction of a highly independent, experienced and qualified board of directors. Our board of directors, through our nominating and corporate governance committee, proactively evaluates its composition in the context of our company's evolving business needs and has taken a thoughtful approach to board composition. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and backgrounds of our directors provide us with the right range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders. Our board of directors also oversees our stockholder engagement program and reviews investor feedback, which allows us to better understand the perspectives of our stockholders and to take this feedback into account as we shape the composition of our board of directors.



Independence
Board Demographics
Tenure
8
1
89%
Independent
Independent
Non-Independent
3
6
33%
Women
Women
Men
3
6
33%
Racially/Ethnically Diverse
Racially/Ethnically Diverse
Non-Racially/Ethnically Diverse
2
4
3
~4.4
Years
< 4 Years
4-6 Years
7+ Years

Our board of directors currently consists of nine directors. All of our board members, other than Mr. Shipchandler (and, during his time on our board of directors, Mr. Lawson), qualify as "independent" under the listing standards of the New York Stock Exchange. Our board of directors is divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The effect that the management proposal to amend our certificate of incorporation to declassify the board of directors will have on the three director classes and their respective terms of office is described below under the heading "Proposal 4—Management Proposal to Amend Our Certificate of Incorporation to Declassify the Board of Directors."



The following table sets forth the names, ages as of March 31, 2025, and certain other information for each of the members of our board of directors with terms expiring at the Annual Meeting (who are also nominees for election as a director at the Annual Meeting) and for each of the continuing members of our board of directors.

	Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Directors with Terms Expiring at the Annual Meeting/Nominees									
Donna Dubinsky	III	69	2018	2025	2028	✓			🔴
Deval Patrick	III	68	2021	2025	2028	✓			🔴
Miyuki Suzuki	III	64	2022	2025	2028	✓		🔴	
Continuing Directors									
Charles Bell	I	67	2023	2026	—	✓	🔴		
Jeff Epstein	II	68	2017	2027	—	✓	🔵	🔴	
Jeffrey Immelt	I	69	2019	2026	—	✓		🔵	
Erika Rottenberg	I	62	2016	2026	—	✓			🔵
Khozema Shipchandler	II	51	2024	2027	—	—			
Andrew Stafman	II	37	2024	2027	—	✓	🔴		

🔵 Committee Chair 🔴 Committee Member ✓ Independent Board Chair



Board Skills and Experience Matrix

Our nominating and corporate governance committee periodically evaluates the composition of our board of directors in the context of our company's evolving business needs to ensure that our directors have the skillsets, experiences and backgrounds that collectively add value to the strategic decisions made by our company, that enable them to provide oversight of management, risk, business operations, and corporate strategy, and that allow our board of directors to best fulfill its responsibilities to the long-term interests of our stockholders. This has resulted in the addition of four new independent directors to our board of directors since the beginning of 2021. Summarized below are the skills and experience that we consider important for our directors in light of our business strategy, structure, and market dynamics. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and diversity of backgrounds of our directors provide us with a broad range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders.

	Bell	Dubinsky	Epstein	Immelt	Patrick	Rottenberg	Shipchandler	Stafman	Suzuki
Technology and Software Industry Deep insight in the technology and software industries to oversee our business and the risks we face related to those industries.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Communications Industry Deep insight in the communications industry to oversee our business and the risks we face related to that industry.		✓					✓		✓
Public Company Board Experience to understand the dynamics and operation of a public company.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Executive / Senior Leadership Experience in senior leadership positions at a public company to analyze, advise and oversee management in decision making, operations and policies.	✓	✓	✓	✓	✓	✓	✓		✓
Finance / Accounting / Audit Knowledge of financial markets, financing and accounting and financial reporting processes.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales and Marketing Sales and marketing experience to provide expertise and guidance to grow sales and enhance our brand.		✓		✓					✓
Human Capital / Compensation / Employee Development and Training Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment.	✓	✓	✓	✓	✓	✓	✓		✓
Global Business Operations Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	✓	✓	✓	✓	✓	✓	✓		✓
Risk Management Experience in risk oversight.	✓		✓	✓	✓	✓	✓		
Regulatory / Government / Public Policy Experience in governmental and regulatory affairs.	✓	✓		✓	✓	✓			
Cybersecurity / Information Security / Privacy Expertise to oversee cybersecurity, information security, and privacy management.	✓					✓	✓		✓
Strategy / Business Development / M&A Experience creating long-term value through investment, acquisitions and growth strategies.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance Experience in corporate governance, compliance, policy, investor relations and creating long term sustainable value.		✓	✓	✓	✓	✓	✓	✓	✓



Nominees for Director



Donna Dubinsky

Age: 69
Director Since: 2018
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Ms. Dubinsky has served as a member of our board of directors since December 2018. From 2022 to 2023, Ms. Dubinsky served as a Senior Counselor to the U.S. Secretary of Commerce, Gina Raimondo. In 2005, Ms. Dubinsky co-founded Numenta, Inc. ("Numenta"), a machine intelligence company, where she served as Chief Executive Officer from 2005 to 2022 and as Board Chair from 2005 to 2024. Ms. Dubinsky also co-founded Handspring, Inc. ("Handspring"), a maker of personal digital assistants, and served as its President and Chief Executive Officer from 1998 to 2003 and as Acting Chief Financial Officer from 2002 to 2003. From 1992 to 1998, Ms. Dubinsky served as President and Chief Executive Officer of Palm Computing, Inc. ("Palm"), one of the first companies to develop and design handheld computers and smartphones. Since 2023, Ms. Dubinsky has served on the board of Natcast, Inc., a non-profit entity focused on semiconductor research, and she previously served on the board of Intuit Inc. and Yale University, including two years as Senior Fellow. Ms. Dubinsky holds a B.A. from Yale University and an M.B.A. from Harvard Business School.

Qualifications:

With her extensive experience founding and managing technology companies, including Palm, Handspring, and Numenta, Ms. Dubinsky brings to our board of directors experience as a successful entrepreneur with demonstrated expertise and knowledge in business strategy, innovation, executive leadership growth, an in-depth understanding of the technology landscape and valuable insight on growing a company from a start-up to a publicly traded company. Her experience working with the federal government adds depth to her understanding of governmental and regulatory affairs.



Deval Patrick

Age: 68
Director Since: 2021
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Board Experience within Last 5 Years:
Toast Inc. (2021-present)
Cerevel Therapeutics Holdings, Inc. (2021-2024)
American Well Corporation (2015-2019, 2020-2024)
Environmental Impact Acquisition Corp. (2021-2022)
Global Blood Therapeutics, Inc. (2015-2019, 2020-2022)

Experience:

Mr. Patrick has served as a member of our board of directors since January 2021. Since 2024, Mr. Patrick has served as Senior Partner at The Vistria Group, a leading impact investment firm, which he initially joined in 2024 as Senior Advisor. Since 2022, Mr. Patrick has served as the David R. Gergen professor of the practice of public leadership at the Harvard Kennedy School, where he also served as co-director of the Center for Public Leadership from 2022 until 2024. From 2021 to 2023, he served as a Senior Advisor to Bain Capital LLC ("Bain Capital"), where, from 2015 to 2019, he previously founded and served as Managing Partner of the Double Impact Fund, a growth equity fund focused on delivering competitive financial returns and positive social impact. Previously, from 2007 to 2015, Mr. Patrick served as Governor of the Commonwealth of Massachusetts. Mr. Patrick holds an A.B. from Harvard College and a J.D. from Harvard Law School.

Qualifications:

With his extensive experience in leadership roles in both the public and private sectors, including as Governor as the Commonwealth of Massachusetts and as an advisor to Bain Capital, Mr. Patrick brings to our board of directors expertise in leadership, public policy, investment, and the economy. Mr. Patrick also has experience serving on boards of directors of public companies across the biopharmaceutical, healthcare and technology industries, which provides valuable insight into oversight of risk management and regulatory compliance.





Miyuki Suzuki

Age: 64
Director Since: 2022
Independent

Committees:
Compensation and Talent Management

Other Public Company Board Experience within Last 5 Years:
Sandisk Corporation (2025-present)
Western Digital Corporation (2021-2025)

Experience:

Ms. Suzuki has served as a member of our board of directors since August 2022. From 2015 to 2021, Ms. Suzuki served in senior executive roles at Cisco Systems, Inc. ("Cisco"), a networking technology company, including as President, Asia Pacific, Japan and China from 2018 to 2021. From 2011 to 2015, Ms. Suzuki served as President and Chief Executive Officer of Jetstar Japan Co., Ltd, a low-cost airline. Prior to that, from 2007 to 2011, Ms. Suzuki served as President and Vice Chairman of KVH Co. Ltd. ("KVH Telecom"), a Japanese telecommunications and IT services company. Prior to that, from 2004 to 2006, Ms. Suzuki served as the Chief Executive Officer of Lexis Nexis Asia Pacific, a legal information company, and from 2002 to 2004, she served as an Executive Vice President and Head of Consumer Business of Japan Telecom Co. Ltd ("Japan Telecom"), which is now part of Softbank Telecommunications. Ms. Suzuki holds an honors degree in History from Oxford University.

Qualifications:

With her extensive experience in management roles at multinational companies in the technology, telecommunication and networking industries, including as a senior executive at Cisco, KVH Telecom and Japan Telecom, Ms. Suzuki brings to our board of directors a critical understanding of our industry and the operational, regulatory and cybersecurity risks and challenges we face. Ms. Suzuki also has deep expertise in global operations and markets as well as experience managing a global workforce, all of which provides our board of directors with a valuable perspective as we continue to expand internationally. Ms. Suzuki also has a valuable understanding of public company governance from her public company board experience.


Continuing Directors



Charles Bell

Age: 67
Director Since: 2023
Independent

Committees:
Audit

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Mr. Bell has served as a member of our board of directors since March 2023. Since 2021, Mr. Bell has served as Executive Vice President, Security, Compliance, Identity, and Management for Microsoft, Inc. ("Microsoft"), a global software and technology company. From 1998 to 2021, Mr. Bell served in several roles at Amazon.com, Inc. ("Amazon"), an e-commerce and cloud computing company, including as Senior Vice President of Utility Computing from 2016 to 2021, Vice President of Utility Computing from 2005 to 2016, Vice President of eCommerce Platform from 2003 to 2005, and Vice President of Infrastructure from 1998 to 2003. Mr. Bell holds a B.A. in Business Administration, Information Systems Concentration from California State University, Fullerton.

Qualifications:

With his extensive experience in internet information technology, platform software, cloud computing and cybersecurity, including as Executive Vice President, Security, Compliance, Identity and Management at Microsoft, and as the former Senior Vice President of Utility Computing responsible for Amazon Web Services at Amazon, Mr. Bell brings a deep understanding of the technology industry and significant cybersecurity expertise to our board of directors. From his experience in executive leadership roles at multinational companies, Mr. Bell also brings a critical understanding of financial, operational, risk management, and regulatory compliance issues.



Jeff Epstein

Age: 68
Director Since: 2017
Independent

Committees:
Audit (Chair)
Compensation and Talent Management

Other Public Company Board Experience within Last 5 Years:
AvePoint, Inc. (2021-present)
Okta, Inc. (2021-present)
Couchbase, Inc. (2015-present)
Poshmark, Inc. (2018-2023)
Shutterstock, Inc. (2012-2021)

Experience:

Mr. Epstein has served as a member of our board of directors since July 2017. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in 2011. Prior to Bessemer Venture Partners, Mr. Epstein served as Chief Financial Officer of several public and private companies, including Oracle Corporation ("Oracle"), an enterprise software company, and DoubleClick Inc. ("DoubleClick"), an internet advertising company, which was acquired by Google LLC. Mr. Epstein holds a B.A. from Yale University and an M.B.A. from Stanford University.

Qualifications:

With his extensive experience as an investor, director and senior financial executive at public and private companies, including as Chief Financial Officer at Oracle and DoubleClick, and as Operating Partner at Bessemer Venture Partners, Mr. Epstein brings to our board of directors in-depth knowledge of the complex accounting, financial and operational issues facing large global companies, with particular expertise in the software industry, and an understanding of accounting principles and financial reporting rules and regulations. In addition, Mr. Epstein's service on several boards of directors and audit committees of other publicly traded companies give him significant insight into the preparation of financial statements and knowledge of audit procedures as well as risk management oversight.





Jeffrey Immelt

Age: 69
Director Since: 2019
Independent

Committees:
Compensation and Talent Management (Chair)

Other Public Company Board Experience within Last 5 Years:
NeueHealth, Inc. (formerly Bright Health Group, Inc.) (2020-present)
Bloom Energy Corporation (2019-present)
Desktop Metal, Inc. (2018-present)
Hennessy Capital Investment Corp. V (2021-2022)
Tuya Inc. (2021-2022)

Experience:

Mr. Immelt has served as a member of our board of directors since June 2019. Mr. Immelt is a venture partner of New Enterprise Associates ("NEA"), a venture capital firm, which he joined in 2018. From 2001 to 2017, Mr. Immelt served as Chairman and Chief Executive Officer of General Electric Company ("General Electric"). Prior to being appointed Chief Executive Officer, Mr. Immelt held several global leadership roles at General Electric from 1982 to 2000. Mr. Immelt serves on the boards of directors of certain of NEA's portfolio companies and previously served as a director of the Federal Reserve Bank of New York, as chairman of the U.S. Presidential Council on Jobs and Competitiveness and as a trustee of Dartmouth College. He holds a B.A. in Applied Mathematics from Dartmouth College and an M.B.A. from Harvard University.

Qualifications:

With his extensive experience as a chief executive and director of global businesses, including as the former Chief Executive Officer and Chairman of General Electric, Mr. Immelt brings to our board of directors a deep expertise in global business and financing strategy, as well as insight into managing all aspects of a multinational business, including operations, sales and marketing, human capital management, executive compensation, and global markets. In addition, Mr. Immelt's extensive public company board experience gives Mr. Immelt a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters. As a partner of a venture capital firm, Mr. Immelt also brings knowledge of the current landscape of emerging technologies and companies in our industry.



Erika Rottenberg

Age: 62
Director Since: 2016
Independent

Committees:
Nominating and Corporate Governance (Chair)

Other Public Company Board Experience within Last 5 Years:
Wix.com Ltd. (2014-2020)

Experience:

Ms. Rottenberg has served as a member of our board of directors since June 2016. From March 2022 to December 2023, Ms. Rottenberg served as a Strategic Advisor at the Chan Zuckerberg Initiative, a philanthropic initiative, after having served as its Vice President and General Counsel from 2018 to 2022. From 2008 to 2014, Ms. Rottenberg served as Vice President, General Counsel and Secretary at LinkedIn Corporation ("LinkedIn"), a professional networking company. From 2004 to 2008, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary at SumTotal Systems, Inc., a talent management enterprise software company. From 1996 to 2002, Ms. Rottenberg served in several roles at Creative Labs, Inc., a computer peripheral and digital entertainment product company, including as Vice President, Strategic Development and General Counsel. From 1993 to 1996, Ms. Rottenberg served as an attorney at Cooley LLP, a law firm, specializing in corporate and employment law. Ms. Rottenberg holds a B.S. in Special and Elementary Education from the State University of New York at Geneseo and a J.D. from the University of California, Berkeley School of Law, formerly known as Boalt Hall School of Law.

Qualifications:

With her extensive experience as an executive and director of private and public technology companies, including as General Counsel of LinkedIn, Ms. Rottenberg brings to our board of directors expertise in corporate governance, risk management oversight, business operations, and legal and compliance matters, including privacy, security and intellectual property. Ms. Rottenberg has a deep understanding of the complex legal, regulatory and corporate governance issues that we face as a global, publicly traded technology company.





Khozema Shipchandler

Age: 51
Director Since: 2024

Committees:
None

Other Public Company Board Experience within Last 5 Years:
Smartsheet Inc. (2023-2025)

Experience:

Mr. Shipchandler has served as our Chief Executive Officer and as a member of our board of directors since January 2024. Prior to that, Mr. Shipchandler served as our President, Twilio Communications from March 2023 to January 2024, as our Chief Operating Officer from 2021 to 2023, and as our Chief Financial Officer from 2018 to 2021. From 2015 to 2018, Mr. Shipchandler served as Chief Financial Officer and Executive Vice President of Corporate Development at GE Digital, an operational technology and infrastructure software company that is a division of General Electric, a multinational conglomerate. From 1996 to 2015, Mr. Shipchandler served in various executive roles at General Electric, including as Chief Financial Officer, Middle East, North Africa and Turkey from 2011 to 2013. Mr. Shipchandler holds a B.A. in English and Biology from Indiana University Bloomington.

Qualifications:

With over 25 years of experience growing businesses and driving financial performance across global, public organizations, Mr. Shipchandler brings to our board of directors significant operational and financial leadership skills and expertise, particularly related to companies in the technology and software industry. He also brings a deep and valuable understanding of Twilio's business, operations and culture, having served in key senior executive roles at Twilio since 2018.



Andrew Stafman

Age: 37
Director Since: 2024
Independent

Committees:
Audit

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Mr. Stafman has served as a member of our board of directors since March 2024. Mr. Stafman has been a partner at Sachem Head Capital Management LP, a value-oriented investment management firm based in New York, since 2013. Prior to Sachem Head, Mr. Stafman worked as an Associate at Silver Lake Partners, a global private equity firm focused on technology-enabled investments. Mr. Stafman holds a B.S. in Economics, with a concentration in Finance, from The Wharton School at the University of Pennsylvania.

Qualifications:

During his time at Sachem Head, Mr. Stafman has led prominent activist positions and software related investments. He previously worked in private equity at Silver Lake Partners. Mr. Stafman has extensive knowledge of corporate strategy in finance and corporate governance matters as a result of his investment and private equity background.



Director Independence

Our Class A common stock ("common stock") is listed on the New York Stock Exchange ("NYSE"). Under the listing standards of the NYSE (the "NYSE Listing Standards"), independent directors must comprise a majority of a listed company's board of directors. In addition, the NYSE Listing Standards require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under the NYSE Listing Standards, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such listed company).

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the NYSE Listing Standards. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the NYSE Listing Standards.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Bell, Epstein, Immelt, Patrick and Stafman (and Mr. Deeter during his board service), and Mses. Dubinsky, Rottenberg and Suzuki do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NYSE Listing Standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions." None of our non-employee directors have been employed by our company over the last five years.

Board Leadership Structure

Our board of directors periodically reviews its leadership structure. In January 2024, our board of directors decided that it would be in the best interests of our company and our stockholders to separate the positions of board chair and Chief Executive Officer. As a result, the roles are currently separated, and Mr. Epstein, an independent director, serves as board chair. We believe that the structure of our board of directors, with Mr. Shipchandler acting as Chief Executive Officer, Mr. Epstein acting as board chair, and all-independent committees overseeing our company's operations, risks, performance and strategy, provides the most effective governance framework at this time and allows us to benefit from Mr. Epstein's independent oversight, while enabling Mr. Shipchandler to focus his attention on our business operations and strategy. We believe that an independent board chair helps further facilitate relations between our board of directors, our Chief Executive Officer and other senior management, assists our board of directors in reaching consensus on particular strategies and policies, fosters robust evaluation processes, and efficiently allocates oversight responsibilities between the independent directors and management.

In accordance with our corporate governance guidelines, if our board chair were not an independent director, our board of directors would appoint an independent director to serve as lead independent director.

Independent Board Chair

As board chair, Mr. Epstein presides over meetings of our board of directors, works with senior management to prepare agendas for such meetings, serves as a liaison to facilitate and promote communication between senior management and the board of directors, leads engagement with stockholders on behalf of the board, assists in the board's oversight of key governance matters, and undertakes such additional duties as the board of directors determines.

Mr. Epstein is an experienced director who has served as an empowered, independent voice on our board of directors since 2017. Having served as our lead independent director and chair of our audit committee, he possesses an in-depth knowledge of our company's strategy, operations and risks, as well as the demonstrated leadership and relationships to render him an effective liaison with senior management and a respected, expert leader on our board of directors. We believe our company and our stockholders also benefit from Mr. Epstein's extensive outside expertise and perspective, having served for many years in senior management and board leadership roles at numerous other public companies.



Independent Directors and Committees

Our board of directors believes that Mr. Epstein is a strong and effective board chair, serving as an independent voice at the forefront of our leadership structure.

Our independent directors regularly meet in executive sessions led by the board chair after meetings of the board of directors and committees, as needed. These executive sessions allow our independent directors to discuss, without management present, our strategy, the performance and compensation of our Chief Executive Officer and other senior management, effectiveness of our board of directors, and other matters.

Only independent directors serve on the audit committee, the nominating and corporate governance committee and the compensation committee, which we believe provides strong independent leadership and oversight for each of these committees. As a result of the board of directors' committee system, the independence of our board chair and the existence of a significant majority of independent directors, our board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, stockholder outreach efforts, and corporate governance programs.

Board and Committee Meetings

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of nine members.

During 2024, our board of directors held nine meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although our corporate governance guidelines do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, our directors to attend. All members of our board of directors then serving in such capacity attended our 2024 annual meeting of stockholders.

Board Committees and Responsibilities

Our board of directors has established an audit committee, a compensation and talent management committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Board of Directors	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Charles Bell	✓	🔴		
Donna Dubinsky	✓			🔴
Jeff Epstein	✓	🔵	🔴	
Jeffrey Immelt	✓		🔵	
Deval Patrick	✓			🔴
Erika Rottenberg	✓			🔵
Khozema Shipchandler				
Andrew Stafman	✓	🔴		
Miyuki Suzuki	✓		🔴	

✓ Independent Director   🔴 Committee Member   🔵 Committee Chair



Audit Committee

Our audit committee consists of Messrs. Epstein, Bell and Stafman, with Mr. Epstein serving as chair. Mr. Epstein has extensive experience as a Chief Financial Officer, including at Oracle and DoubleClick. Each member of our audit committee meets the requirements for independence under the NYSE Listing Standards and Securities and Exchange Commission ("SEC") rules (and Mses. Dubinsky and Rottenberg met such requirements during their service on our audit committee). Each member of our audit committee also meets the financial literacy and sophistication requirements of the NYSE Listing Standards (and Mses. Dubinsky and Rottenberg met such requirements during their service on our audit committee). In addition, our board of directors has determined that Mr. Epstein is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

No member of our audit committee may simultaneously serve on the audit committee of more than three public companies unless our board of directors determines that such simultaneous service would not impair the ability of such member to effectively serve on our audit committee.

Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews (i) the framework and processes by which management assesses the Company's risk profile and risk exposure, (ii) our major risk exposures, including financial, accounting, tax, operational, privacy, information and data security, cybersecurity, competition, legal and regulatory, and (iii) the Company's processes to monitor and mitigate such exposures;

- evaluates and discusses with management our risks, controls and procedures related to privacy, cybersecurity and information and technology security and related disclosure;

- reviews related party transactions;

- maintains our code of conduct and considers questions of conflicts of interest; and

- approves or, as required, pre-approves, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE Listing Standards. A copy of the charter of our audit committee is available on our website at https://investors.twilio.com.

Our audit committee held eight meetings during 2024.

MEMBERS

Jeff Epstein (Chair)

Charles Bell

Andrew Stafman

INDEPENDENCE

100%

MEETINGS IN 2024

8



Compensation and Talent Management Committee

Our compensation committee consists of Messrs. Immelt and Epstein and Ms. Suzuki, with Mr. Immelt serving as chair. Each member of our compensation committee meets the requirements for independence under the NYSE Listing Standards and SEC rules. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our compensation committee, among other things:

- reviews, determines, and approves, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

- oversees the evaluation of our management;

- reviews corporate succession plans for our executive officers;

- administers our stock and equity compensation plans;

- reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans;

- establishes and reviews general policies relating to compensation and benefits of our employees; and

- reviews and discusses with management our human capital management activities, including, among other things, matters relating to talent management and development, talent acquisition, employee engagement, and culture and inclusion.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE Listing Standards. A copy of the charter of our compensation committee is available on our website at https://investors.twilio.com.

Our compensation committee held six meetings during 2024.

MEMBERS

Jeffrey Immelt (Chair)

Miyuki Suzuki

Jeff Epstein

INDEPENDENCE

100%

MEETINGS IN 2024

6



Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mses. Rottenberg and Dubinsky and Mr. Patrick, with Ms. Rottenberg serving as chair. Each member of our nominating and corporate governance committee meets the requirements for independence under the NYSE Listing Standards and SEC rules (and Mr. Deeter met such requirements during his service on our nominating and corporate governance committee). Our nominating and corporate governance committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors;

- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviews and assesses the adequacy of our corporate governance guidelines and policies and practices and recommends any proposed changes to our board of directors;

- oversees and periodically reviews our environmental, social and governance activities and programs; and

- evaluates the performance of our board of directors and of individual directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable NYSE Listing Standards. A copy of the charter of our nominating and corporate governance committee is available on our website at https://investors.twilio.com.

Our nominating and corporate governance committee held four meetings during 2024.

MEMBERS

Erika Rottenberg (Chair)

Donna Dubinsky

Deval Patrick

INDEPENDENCE

100%

MEETINGS IN 2024

4



Director Selection and Board Evaluation

Identifying and Evaluating Director Nominees

The board of directors has delegated to the nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to the board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the committee's charter. The nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, including retaining a third-party search firm from time to time to identify and review candidates for membership on our board of directors. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be appropriate in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors.

On March 2024, we entered into a cooperation agreement (the "Cooperation Agreement") with Sachem Head Capital Management LP and certain of its affiliates (collectively, "Sachem Head"). Pursuant to the Cooperation Agreement, our board of directors appointed Andrew Stafman to the board of directors as a Class II director in March 2024 and Mr. Stafman was re-elected as a director by our stockholders at our 2024 annual meeting of stockholders.

The Cooperation Agreement provides for customary director replacement rights, pursuant to which we and Sachem Head have agreed to cooperate to select a successor director in the event Mr. Stafman ceases to serve as a director. Our obligation with respect to the replacement of Mr. Stafman upon departure from the board of directors terminates in certain circumstances, including if Sachem Head's aggregate net long position in the Company falls below 50% of its beneficial ownership of our outstanding shares of common stock as of the date of the Cooperation Agreement.

The Cooperation Agreement will remain effective until the later of (i) 30 calendar days after the date on which Mr. Stafman (or any replacement director) has ceased to serve on our board of directors and (ii) one calendar day following the conclusion of the Annual Meeting. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on April 1, 2024, and is incorporated by reference herein.

Minimum Qualifications and Membership on other Boards

We have a highly effective and engaged board of directors, and members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings and are encouraged to attend our annual meetings of stockholders. The board of directors does not believe that explicit limits on the number of other boards of directors on which the directors may serve, or on other activities the directors may pursue, are appropriate. Rather, we believe that our directors' service on other companies' boards enables them to contribute valuable knowledge and perspective to our board of directors. Nonetheless, the board of directors recognizes that carrying out the duties of a director requires a significant commitment of time and attention, and excessive time commitments—whether other board service or otherwise—may interfere with the ability to fulfill our board of director responsibilities. Our corporate governance guidelines require directors to notify the chair of the nominating and corporate governance committee in connection with an invitation to join the board of directors of another company, whether public or private. Directors must also regularly update the Company regarding directorships and similar positions, so that the potential for conflicts or other factors that may compromise a director's ability to perform their duties may be fully assessed.

Our board of directors has delegated to our nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to our board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the nominating and corporate governance committee's charter. Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, which may include consultation with a third-party search firm, and considers all facts and circumstances that it deems appropriate or advisable. In its identification and evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors. We seek to have a board composed of highly qualified directors representing a diverse range of expertise, backgrounds, and perspectives, and we



require that the nominating and corporate governance committee (and any third-party search firm that it engages) include, in each initial director search pool, qualified candidates who reflect diverse backgrounds, including diversity of gender and race/ethnicity. While we strive for a diverse mix of candidates and perspectives, all decisions are made without regard to gender, race/ethnicity, or other protected characteristics and we do not maintain a policy with respect to any specific number of diverse individuals on our board of directors. We do not utilize term or age limits, as our board of directors does not believe that arbitrary limits on the number of consecutive terms a director may serve or on a director's age are appropriate in light of the substantial benefits resulting from a sustained focus on the Company's business, strategy and industry over a significant period of time. Some of the qualifications that our nominating and corporate governance committee considers include:

- integrity, judgment and adherence to high personal ethics and character;

- demonstrated achievement and competence in their fields, business acumen, understanding of our business and industry, the ability to offer advice and guidance to our management team, the ability to make significant contributions to our success, and an understanding of the fiduciary responsibilities that are required of a director;

- diversity in breadth and quality of experience, personal and professional experience, expertise, and other qualities and attributes;

- skills, education and expertise;

- independence and potential conflicts of interest; and

- the scope and breadth of other commitments.

In addition to the above criteria, our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, to be in our and our stockholders' best interests.

Our nominating and corporate governance committee reviews the totality of the circumstances of each nominee and each board member to assess the ability of such individuals to devote the requisite time to fulfilling the responsibilities of service on our board of directors and applicable committees. Our nominating and corporate governance committee evaluates many factors when assessing the effectiveness and active involvement of each director, including the director's attendance at board and committee meetings, participation and level of engagement during these meetings, the director's other time commitments, the role played by the director on our board of directors and on any other boards, including committee membership and chair designation, and the experience and expertise of the director, including both relevant industry experience and service on other public company boards, which may enable the director to serve on multiple boards effectively.

Our nominating and corporate governance committee also considers these and other factors as it oversees the annual board of directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Board Evaluation

Annually, our nominating and corporate governance committee works with an outside advisor to conduct a comprehensive evaluation of our board of directors, its committees and its individual members. The evaluation aims (i) to find opportunities where our board of directors and committees can improve their performance and effectiveness, (ii) to assess any need to evolve the composition and expertise of our board of directors and (iii) to assure that our board of directors and committees are operating in accordance with our corporate governance guidelines and committee charters. The collection of information is facilitated by an outside advisor to preserve integrity and anonymity of the members of our board of directors and the Company's senior executives.

The nominating and corporate governance committee is responsible for designing the evaluation process and establishing the evaluation criteria. During the evaluation process, the outside advisor collects feedback from each director and members of our senior management team, and then the results of the evaluation and any recommendations for improvement are provided to our nominating and corporate governance committee and our board of directors. The board of directors and senior executives of the Company review and discuss the evaluation results and any actions to be taken as a result of the discussion. Our board of directors, including our nominating and corporate governance committee, uses the results to inform board and committee composition, including considering the attributes and experience that are criteria for membership on our board of directors, and to address the evolving needs of our company.


Board's Role in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, cybersecurity, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations as part of our enterprise risk management ("ERM") approach. Management is responsible for the day-to-day oversight and management of risks we face, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In addition, every employee is required to complete data privacy, cybersecurity and code of conduct training upon joining our company and each year thereafter. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed. As part of this approach, our board considers both the materiality of a risk and its immediacy in making strategic decisions and helping management to prioritize resources.

Board of Directors

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing our company.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. These committees provide regular reports on our risk management efforts to the full board of directors.

Our full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions, and our board of directors and committees also engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports its risk oversight function.

Audit Committee

Our audit committee reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our audit committee assists with risk oversight in key areas such as internal control over financial reporting and disclosure controls and procedures, liquidity risk, privacy, AI, cybersecurity and information and technology security, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management.

Compensation and Talent Management Committee

Our compensation committee assesses risks created by the incentives inherent in our compensation programs, policies and practices and those related to human capital management issues.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists with risk oversight responsibilities associated with board organization, membership and structure, and corporate governance.



Cybersecurity and Information Security Risk Oversight

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to ERM. Our board of directors' oversight of cybersecurity risk is supported by our audit committee, which regularly interacts with our ERM function, our Chief Digital Officer, our Chief Information Security Officer, other members of management, and relevant committees and working groups in its oversight of cybersecurity-related risks. Our board of directors has previously received quarterly updates from our audit committee on ERM and cybersecurity risks after the audit committee is updated by management. As a reflection of the importance we place on managing and overseeing cybersecurity risk, our management now provides quarterly updates directly to the board of directors starting in 2025.

Our board of directors, in coordination with our audit committee, is responsible for monitoring and assessing strategic risk exposure. Our audit committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties, and risks relating to cybersecurity incidents.

Our Commitment to Responsible Business Practices

We recognize the impact that we can have on our surrounding community and environment, and we are committed to being a responsible corporate citizen. We also value our employees and recognize the critical roles that they play in our overall success and achieving the long-term goals of our company and stockholders. The following summarizes some of the ways in which we foster positive impact in our communities and for our stakeholders.

Board Oversight of Our Responsible Business Practices

We are committed to sound governance and oversight of our impact on the communities where we operate and the environment. Our board of directors has delegated formal oversight of these responsible business practices to our nominating and corporate governance committee. Our audit committee and compensation committee also play key roles in related risk oversight.

- Our nominating and corporate governance committee has primary responsibility for oversight of our environmental, social and governance activities and programs. Members of our management provide our nominating and corporate governance committee with formal updates on such matters.

- Our audit committee provides oversight of our enterprise risk management framework and processes. Our audit committee also oversees matters related to privacy, AI, cybersecurity, and information and technology security, including reviewing the adequacy of the company's policies and processes and internal controls related to those matters, and oversees any sustainability-related disclosure that we may be required to make under applicable law.

- Our compensation committee oversees a range of human capital management activities and disclosure of such matters, including relating to talent acquisition, talent management and development, employee engagement, and culture and inclusion.

Environmental

We recognize the impact that companies can have on the environment and our goal is to limit our environmental impact and to carry out our business activities in a sustainable manner. We are working to integrate sustainability initiatives into our business practices by: (i) evaluating energy conservation initiatives and renewable energy purchases to improve energy efficiency of our operations; (ii) working with our data center and cloud computing partners to measure our emissions; working to minimize data center energy use by utilizing containerization, server virtualization, selecting efficient equipment that meets environmental industry standards, and streamlining our code to reduce energy consumption; additionally, some of our co-location and cloud computing partners have established 100% renewable energy goals; (iii) managing our business travel and educating our suppliers on sustainability; (iv) monitoring our water usage and creating a systematic global approach to responsibly dispose of our electronic waste, including through participation in vendor buy-back programs or e-cycling; and (v) fostering the promotion of conservation by recycling, composting, and source reduction in all of our offices globally.



Social Impact of Product Portfolio

We support nonprofits tackling complex social problems. Twilio.org, the social impact arm of our company (and not a separate legal entity), provides nonprofits with digital technology at a reduced rate and offers grant funding to help organizations scale their missions. Whether it is fueling the technology behind crisis hotlines or building video applications that connect teachers and students for distance learning, our nonprofit partners are creating impact at scale through communication. In 2024, more than 25,000 social impact organizations leveraged Twilio products and funding to reach over 716 million people worldwide.

Community Involvement and Philanthropy

We believe communications play a critical role in solving some of the world's toughest social challenges—it is the foundation for engaging individuals or communities and guiding them toward the resources they need. Nonprofits are meeting the increased demand for their support through communication technology, and in doing so are helping more individuals build long-term wellbeing and helping communities recover from humanitarian crises.

Through Twilio.org, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. In 2015, we reserved 1% of our common stock to fund Twilio.org. As of December 31, 2024, 353,633 shares of our common stock were set aside to fund Twilio.org. In addition to supporting organizations through our technology, we engage our employees through year-round volunteering opportunities, paid volunteer time off, and skills-based activities that leverage our employees' unique skills. One form of employee volunteering is the WePledge 1% program that Twilio.org launched in 2019. WePledge 1% is our volunteer impact and giving program in which employees can voluntarily pledge to give 1% of their own time, income, or equity (or a combination of all) to causes that resonate with them. In 2024, over 57% of our employees volunteered or donated.

Customer Protection, Data Privacy and Data Security

We are committed to protecting the privacy and data of our customers and users. We have implemented policies and procedures that facilitate compliance with applicable privacy laws and work to use privacy by design in our review and development processes.

In 2018, we obtained approval for Binding Corporate Rules—considered one of the highest global standards for data protection. Our Binding Corporate Rules codify our guiding principles and approach to compliance with data protection laws when processing personal information. We are also certified to the Asia-Pacific Economic Cooperation Cross Border Privacy Rules and the European Union-United States Data Privacy Framework.

We have proactively taken steps to provide increased visibility to the Twilio community around government requests received for customer information by municipal, state, provincial and federal governments globally. We do this by publishing semi-annual transparency reports. Our transparency reports document how many government requests for information we receive, how we respond, and how often we are permitted by law to notify our customers of these requests.

We train employees on policies and procedures for secure data handling and use physical and procedural safeguards to help keep our facilities and equipment secure. All of our employees and contractors are required to complete data privacy and cybersecurity training each year.

Culture and Inclusion

We are committed to an inclusive workplace where all employees globally are valued for their contributions and are empowered to build their career and have an impact at Twilio.

We are an equal opportunity employer and are committed to ensuring that everyone is treated with respect and has access to the opportunities, systems, and resources to do their best work—an imperative that is grounded in compliance with applicable law. We support all Twilions with a wide variety of professional development opportunities as a remote-first company that enables all employees to have an impact. We continue to invest in creating community and connection for all employees through employee resource groups, local hubs and international councils, all of which we believe help us achieve our goal of creating a connected, inclusive and high-performing workforce that serves our customers.

We believe this equips our employees to best serve our customers, meaningfully contribute to our overall success, and achieve the long-term goals of our company and stockholders.



Executive Talent Management and Succession Planning

Our board of directors values senior management development and views succession planning as critical to creating long-term stockholder value. In coordination with our Chief Executive Officer and other appropriate members of management, our compensation committee evaluates the performance of, and succession planning for, our management team, and reports its findings to our board of directors, works with the board of directors in evaluating potential management successors, and confers with the Chief Executive Officer to encourage our management team's employee development programs. Our compensation committee also periodically reviews a succession plan for the Chief Executive Officer position, using formal criteria to evaluate potential successors, and reporting such information to the board of directors. In conducting its evaluation, the compensation committee considers current and future organizational needs, competitive challenges, leadership/ management potential and development and emergency situations.

In January 2024, Khozema Shipchandler was appointed Chief Executive Officer, an appointment which reflected the board's thoughtful and long-term approach to succession planning. Prior to this appointment, Mr. Shipchandler had been elevated to a series of senior executive roles with increasing responsibilities, including Chief Financial Officer in 2018, Chief Operating Officer in 2021, and as President of the Communications business unit in 2023.

Corporate Governance Policies

Corporate Governance Guidelines and Code of Conduct

Our board of directors has adopted corporate governance guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. A copy of our corporate governance guidelines and code of conduct is available on our website at https://investors.twilio.com and may also be obtained without charge by contacting our Corporate Secretary at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by the applicable rules and exchange requirements. During 2024, no waivers were granted from any provision of our code of conduct.

Compliance and Ethics

Our culture of integrity starts with our corporate governance guidelines and code of conduct, and includes efforts in risk assessment, development of policies, procedures, training, auditing, monitoring, investigations and remediation of potential compliance matters. We have also implemented mandatory anti-harassment, anti-corruption and anti-bribery training as well as more targeted compliance training aimed at addressing the compliance risks of specific roles and business functions.

Furthermore, in order to promote a high standard of ethical and professional conduct within our company, we have engaged with an impartial third party to administer an ethics reporting hotline where, as permitted by law, employees, contractors, customers and vendors may address any issues on a confidential and anonymous basis. Employees may choose the method with which they are most comfortable to discuss any issues or complaints, whether it is through their manager, our human resources partners, or the reporting hotline. In addition, our code of conduct applies to all of our employees, including our officers and board of directors. Violations of the code of conduct may result in disciplinary action, up to and including termination of employment.

Stockholder Recommendations and Nominations to the Board of Directors

Stockholders may submit recommendations for director candidates to the nominating and corporate governance committee by sending the individual's name and qualifications to our Chief Legal Officer at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, who will forward all recommendations to the nominating and corporate governance committee. The nominating and corporate governance committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Under our fourth amended and restated bylaws (our "bylaws"), stockholders may also nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide proper written notice that sets forth all of the information required by our bylaws, as well as the additional information required by Rule 14a-19(b) under the Exchange



Act. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, as described below under the section titled "Procedural Matters—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals."

Stockholder and Other Interested Party Communications

Our board of directors provides to every stockholder and any other interested parties the ability to communicate with the board of directors as a whole, with our non-management directors as a group, and with individual directors on the board of directors through an established process for stockholder communication. For a stockholder communication directed to the board of directors as a whole or to our non-management directors as a group, stockholders and other interested parties may send such communication via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: Chief Legal Officer.

For a stockholder or other interested party communication directed to an individual director, including our non-management directors, in his or her capacity as a member of the board of directors, stockholders and other interested parties may send such communication to the attention of the individual director via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: [Name of Individual Director].

We encourage stockholders to email any such communications to us at legalnotices@twilio.com to help ensure prompt receipt. Our Chief Legal Officer, Chief Financial Officer, or a Vice President, Legal, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to our board chair.

Insider Trading Policy and Compliance

Our board of directors has adopted our Amended and Restated Policy on Insider Trading and Disclosure (our "Insider Trading Policy") governing the purchase, sale, and/or other disposition of our securities by directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024.

From time to time, we repurchase our securities under our repurchase authorizations. In connection with such activities, we comply with all applicable securities laws.

Non-Employee Director Compensation

Non-Employee Director Compensation Policy

We have adopted a compensation policy for our non-employee directors (as amended and restated from time to time, the "Non-Employee Director Compensation Policy") to attract, retain and award these individuals and align their long-term interests with those of our company and our stockholders. Our non-employee directors are paid in the form of restricted stock units ("RSUs") only and do not receive cash compensation. Employee directors receive no additional compensation for their service as a director.

Decisions regarding the Non-Employee Director Compensation Policy are approved by our board of directors based on recommendations from our compensation committee. Our compensation committee conducts an annual evaluation of the design and competitiveness of our Non-Employee Director Compensation Policy in light of best practices, market trends and a competitive market analysis of data for our compensation peer group prepared by its compensation consultant, and makes appropriate recommendations to our board of directors with respect to the compensation of our non-employee directors.

During 2024, our compensation committee engaged Compensia, Inc. ("Compensia"), a national compensation consulting firm, as its independent compensation consultant to advise on, among other things, non-employee director compensation matters. In doing so, our compensation committee reviewed and considered a peer group compensation data analysis prepared by Compensia to understand market non-employee director compensation practices. Following a review and consideration of market data, our compensation committee recommended to our board of directors, and our board of directors approved, that non-employee director compensation would continue to be paid solely in the form of RSUs and the value of such non-employee director compensation would remain unchanged from 2023 levels, except that our Non-Employee Director Compensation Policy was amended in light of our newly created independent board chair role to add an annual equity retainer for such role having a value of $75,000.



For purposes of the amounts described in this section, the values are calculated as set forth in the Non-Employee Director Compensation Policy. For the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2024, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), please see "2024 Non-Employee Director Compensation Table" below.

Annual Equity Grant and Annual Equity Retainer

For 2024, our non-employee directors received compensation in the form of RSUs only. Pursuant to our Non-Employee Director Compensation Policy, each non-employee director who continues as a member of our board of directors following each annual meeting of stockholders receives a grant of RSUs having a value of $250,000 (the "Annual Equity Grant").

Each non-employee director also receives an annual equity retainer for board and committee membership, the values of which are as set forth below. The aggregate amount that each non-employee director receives for such director's membership on our board of directors, as a member or chair of a committee, or as the independent board chair or lead independent director, is referred to as the "Annual Equity Retainer".

Annual Equity Retainer for Board Membership (the "Annual Board Retainer")[1]	$45,000
Additional Annual Equity Retainer for Independent Board Chair[1]	$75,000
Additional Annual Equity Retainer for Lead Independent Director	$30,000

Additional Annual Equity Retainer for Committee Membership:	Chair Retainer	Member Retainer
Audit Committee	$26,000	$13,000
Compensation and Talent Management Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	$12,000	$ 6,000

(1)   In April 2025, our compensation committee conducted a review with Compensia of peer company board compensation trends, and our Non-Employee Director Compensation Policy was amended as follows: (i) the Annual Board Retainer was increased from $45,000 to $60,000 and (ii) the additional annual equity retainer for independent board chair was increased from $75,000 to $100,000.

The Annual Equity Grant and Annual Equity Retainer are granted in four quarterly installments over the course of the year that commences on the date of each annual meeting of stockholders, with such grants to be made on each of September 15, December 15, March 15, and the earlier of (i) June 15 or (ii) the day that is immediately prior to the next subsequent annual meeting of stockholders (each such date, a "Quarterly Date," and each such grant, a "Quarterly Grant"). The value of each Quarterly Grant is equal to the value of the portion of the Annual Equity Retainer and Annual Equity Grant applicable to the period beginning on the day after the immediately preceding Quarterly Date and ending on the then-current Quarterly Date (the "Quarterly Period"), based on the board and committee roles held by the non-employee director during such Quarterly Period. The number of RSUs granted for each Quarterly Grant is determined by dividing the applicable values by the average closing market price on NYSE of one share of our common stock over the trailing 30-day period ending five business days before the effective date of the applicable grant, rounded down to the nearest whole share. Each Quarterly Grant is fully vested upon the date of grant.

Initial Equity Grants

Our Non-Employee Director Compensation Policy during 2024 provided that, upon initial election to our board of directors, each non-employee director would be granted RSUs having a value of $575,000 (the "Initial Equity Grant"). The Initial Equity Grant vests in equal annual installments over three years, subject to continued service as a director through the applicable vesting dates; provided, however, that if a non-employee director is elected on a date other than at the annual meeting of stockholders, one-third of such value is pro-rated by the amount of time between such election and the next annual meeting of stockholders and such pro-rated portion vests on the day prior to the next annual meeting of stockholders (the "Initial Vesting Date"), with the other two-thirds vesting annually on the one and two-year anniversaries of the Initial Vesting Date over the following two years following such Initial Vesting Date.


During 2024, the number of RSUs for the Initial Equity Grant was determined by dividing the applicable value by the average closing market price on NYSE of one share of our common stock over the trailing 30-day period ending five business days before the effective date of the grant, rounded down to the nearest whole share.

Other Non-Employee Director Compensation Terms

Awards granted under our Non-Employee Director Compensation Policy are subject to full accelerated vesting upon a "sale event," as defined in our 2016 Stock Option and Incentive Plan (as amended and restated, the "2016 Plan").

Our Non-Employee Director Compensation Policy also provides that, pursuant to the 2016 Plan, the aggregate amount of compensation, including both equity compensation and cash compensation but excluding expense reimbursement, paid to any non-employee director in a calendar year will not exceed $750,000 (or such other limit as may be set forth in the 2016 Plan or any similar provision of a successor plan).

We also reimburse all reasonable out-of-pocket expenses incurred by our non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

Non-Employee Directors' Deferred Compensation Program

In July 2017, we implemented a Non-Employee Directors' Deferred Compensation Program to offer our non-employee directors the ability to defer the receipt of any RSUs granted to them from Initial Equity Grants or Annual Equity Grants under the 2016 Plan. In advance of an award of RSUs and in compliance with the program's requirements, a non-employee director may elect to defer the receipt of all of his or her RSUs until the earliest of (i) 90 days after such non-employee director ceases to serve as a member of our board of directors; (ii) the consummation of a "sale event"; or (iii) 90 days after the non-employee director's death (such earliest date, the "Payment Event"). Upon the vesting of the RSUs, any amounts that would otherwise have been paid in shares of our common stock will be converted into deferred stock units ("DSUs") on a one-to-one basis and credited to the non-employee director's deferral account. The DSUs will be paid in shares of our common stock on a one-to-one basis in a single lump sum (and will cease to be held in the non-employee director's deferred account) as soon as practicable following the Payment Event.

Death Equity Acceleration Policy

See "Executive Compensation—Other Compensation Policies and Practices—Death Equity Acceleration Policy" for a discussion of the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

Stock Ownership Policy

In April 2018, we adopted a stock ownership policy for our non-employee directors, which was amended and restated in September 2020 and March 2022. Our stock ownership policy (as amended, the "Stock Ownership Policy"), requires our non-employee directors to acquire and hold a number of shares of our common stock equal in value to five times the Annual Board Retainer (as then in-effect). We only count directly and beneficially owned shares, in addition to shares underlying vested RSUs that are held or deferred. We do not count shares underlying vested and unexercised in-the-money stock options, unvested options, unvested RSUs or other unvested equity awards. Each non-employee director has five years from the later of his or her initial election to the board of directors or from the effective date of the Stock Ownership Policy to attain the required ownership level. As of December 31, 2024, all of our non-employee directors are in compliance with our Stock Ownership Policy or are within the five-year phase in period.



2024 Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors in 2024, all of which was paid solely in RSUs. Neither Mr. Shipchandler nor Mr. Lawson, each of whom served as our Chief Executive Officer during his respective service on our board of directors, received any additional compensation for his service as a director. The compensation received by Mr. Shipchandler and Mr. Lawson, as named executive officers, is presented in "Executive Compensation—Summary Compensation Table."

Name	Stock awards ($)[1][2]	Total ($)
Charles Bell	302,941	302,941
Donna Dubinsky	301,890	301,890
Jeff Epstein	391,167	391,167
Jeffrey Immelt	313,756	313,756
Deval Patrick	298,100	298,100
Erika Rottenberg	312,998	312,998
Andrew Stafman[3]	646,811	646,811
Miyuki Suzuki	303,653	303,653
Byron Deeter[4]	142,302	142,302

(1)   Stock awards consist solely of RSUs. Annual Equity Grants and Annual Equity Retainers vest immediately upon grant. Initial Equity Grants vest in equal annual installments over three years, subject to any pro-ration as described above. The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2024, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 26, 2025. As of December 31, 2024, each of Ms. Dubinsky and Messrs. Bell, Epstein and Patrick had elected to defer a portion of the RSUs issued pursuant to each of their Quarterly Grants, which DSUs are reflected in the table above for 2024 and in the total accumulated amounts in the table below.

(2)   As of December 31, 2024, the non-employee directors who served on our board of directors during 2024 had the following outstanding equity awards, in addition to the DSUs set forth in the table below: Mr. Bell held 2,872 RSUs; Mr. Stafman held 6,376 RSUs; and Ms. Suzuki held 2,203 RSUs.

(3)   Mr. Stafman was appointed to our board of directors on March 30, 2024 and received an Initial Equity Grant of 7,039 RSUs.

(4)   Mr. Deeter did not stand for re-election at the 2024 Annual Meeting of Stockholders. Accordingly, his service as a director ended on June 6, 2024.

The following table sets forth the aggregate number of DSUs accumulated in each director's deferral account as of December 31, 2024 from deferrals of RSUs granted to them in 2024 or in prior years.

Name	Accumulated DSUs
Charles Bell	11,502
Donna Dubinsky	13,210
Jeff Epstein	34,653
Deval Patrick	12,897

Compensation Committee Interlocks and Insider Participation

During 2024, Ms. Suzuki and Messrs. Immelt and Epstein served on the compensation committee. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.



PROPOSAL NO. 1
Election of Directors

Our board of directors is currently composed of nine members. In accordance with our certificate of incorporation, our board of directors is divided into three classes of directors. At the Annual Meeting, three Class III directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation or removal. Any increase or decrease in the number of directors will be so apportioned among the three classes as to make all classes as nearly equal in number as is practicable. This classification of our board of directors may have the effect of delaying or preventing changes in the control of our company.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Donna Dubinsky, Deval Patrick and Miyuki Suzuki as nominees for election as Class III directors at the Annual Meeting. If elected, each of Mses. Dubinsky and Suzuki and Mr. Patrick will serve as Class III directors until the 2028 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a director of our company. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you submit a proxy but you do not specify your voting instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Mses. Dubinsky and Suzuki and Mr. Patrick. We expect that Mses. Dubinsky and Suzuki and Mr. Patrick will each accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy. If you are a street name stockholder and you submit a proxy but you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. "Withhold" votes and broker non-votes will have no effect on the outcome of this proposal. See "Procedural Matters—How many votes are needed for approval of each proposal?" for further information.

> **The Board of Directors recommends a vote "FOR" each of the nominees named above.**



Ratification of Appointment of Independent Registered Public Accounting Firm

Our audit committee has appointed KPMG LLP ("KPMG"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2025. During our fiscal year ended December 31, 2024, KPMG served as our independent registered public accounting firm.

Notwithstanding the appointment of KPMG, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Our audit committee is submitting the appointment of KPMG to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. However, neither our bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. Representatives of KPMG will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of KPMG, our audit committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by KPMG for our fiscal years ended December 31, 2023 and 2024.

	2023	2024
	(in thousands)	
Audit Fees[1]	$5,655	$5,195
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$5,655	$5,195

(1)   Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years, and the review of the financial statements included in our quarterly reports. Fees for fiscal year 2024 also included work related to the new accounting guidance on additional disclosures related to reportable segments that became effective for fiscal year 2024.

Auditor Independence

In our fiscal year ended December 31, 2024, there were no other professional services provided by KPMG, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of KPMG.


Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all audit, internal control-related services and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by KPMG for our fiscal years ended December 31, 2023 and 2024 were pre-approved by our audit committee and were determined by our audit committee to be compatible with maintaining KPMG's independence.

Vote Required

The ratification of the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2025 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

> **The Board of Directors recommends a vote ''FOR'' the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.**



PROPOSAL NO. 3
Non-Binding Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our compensation committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our compensation committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our compensation committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our compensation programs are designed to effectively align the interests of our named executive officers with the interests of our stockholders by focusing on long-term incentives that correlate with the growth of sustainable long-term value for our stockholders. Stockholders are urged to read the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation—Compensation Discussion and Analysis" in this proxy statement, which discusses how our executive compensation program policies and practices implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. Our board of directors and our compensation committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the stockholders hereby approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2025 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect.

The Board of Directors recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation of our named executive officers.



PROPOSAL NO. 4
Management Proposal to Amend Our Certificate of Incorporation to Declassify the Board of Directors

Under our certificate of incorporation, our board of directors is divided into three classes. Directors in each class serve on the board of directors until the third succeeding annual meeting of stockholders after their election, such that the term of office of one class expires at each annual meeting.

After considering feedback from our stockholders and evolving governance practices, and taking into account the recommendation of our nominating and governance committee, our board of directors unanimously concluded that it is in the best interests of our company and our stockholders to begin the declassification of our board of directors at our 2026 annual meeting of stockholders (the "2026 Annual Meeting"). This would allow our stockholders to vote on the election of the entire board of directors each year, rather than on a staggered basis, beginning with the class of directors standing for election at the 2026 Annual Meeting.

If this Proposal No. 4 is approved by the requisite vote of our stockholders at the Annual Meeting, then each of the nominees for director elected at this Annual Meeting will be elected to a three-year term expiring at our 2028 annual meeting of stockholders (the "2028 Annual Meeting"), and then, beginning with the class of directors standing for election at the 2026 Annual Meeting, each of the nominees for director would stand for election for a one-year term. Directors currently serving terms that expire at our 2026 and 2027 annual meetings of stockholders will (subject to their earlier resignation or removal) serve the remainder of their respective terms, and thereafter, their successors will stand for election for one-year terms. At the 2028 Annual Meeting and annual meetings thereafter, all directors will stand for election annually, and the board of directors will no longer be classified. Any director appointed to fill a vacancy will be appointed for a term expiring upon the expiration of the term of the director whose place is filled, except that any director appointed to fill a vacancy arising from an increase in the size of the board of directors will be appointed for a term expiring at the earliest annual meeting of stockholders that follows such director's appointment.

The amendments to our certificate of incorporation proposed by this Proposal No. 4 are included with this proxy statement as Appendix A. This description of such amendments is qualified in its entirety by reference to the text of the amendments as set forth in Appendix A.

If this Proposal No. 4 is approved by the requisite vote of our stockholders at the Annual Meeting, the proposed amendments to our certificate of incorporation reflected in Appendix A would be included in an amended and restated certificate of incorporation and would become effective upon the filing of such amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which we would file promptly following the Annual Meeting if our stockholders approve the amendments. If this Proposal No. 4 is not approved by the requisite votes of our stockholders at the Annual Meeting, the amendments to our certificate of incorporation described in this Proposal No. 4 and reflected in Appendix A would not become effective and would not be included in an amended and restated certificate of incorporation reflecting any other amendments adopted at the Annual Meeting, and the provisions of our certificate of incorporation that require a classified board would continue to apply.

The approval of this Proposal No. 4 is not conditioned upon the approval of Proposals No. 5 or 6, which also propose amendments to our certificate of incorporation. If stockholders approve any of these proposals, then we intend to file a single amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, to be effective upon such filing, that incorporates the amendments contemplated by any and all of the proposals that pass.



Vote Required

The approval of the amendments to our certificate of incorporation to declassify the board of directors requires the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of our common stock entitled to vote. Abstentions and broker non-votes will have the effect of a vote against this proposal.

> **The Board of Directors recommends a vote "FOR" the management proposal to amend our certificate of incorporation to declassify the Board of Directors.**



PROPOSAL NO. 5
Management Proposal to Amend Our Certificate of Incorporation to Eliminate Supermajority Voting Provisions

Under our certificate of incorporation, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with the following provisions:

- Article VI (regarding the board of directors, including the number of directors, the structure of the board of directors, and the removal of directors);

- Article VII (regarding stockholder special meetings and action by written consent, among other matters);

- Article VIII (regarding director exculpation);

- Article IX (regarding indemnification); and

- Article X (regarding amendments to the certificate of incorporation), among other matters.

After considering feedback from our stockholders and evolving governance practices, and taking into account the recommendation of our nominating and corporate governance committee, our board of directors unanimously concluded that it is in the best interests of our company and our stockholders to amend our certificate of incorporation to eliminate provisions that require a supermajority vote for the foregoing actions. As a result, if Proposal No. 5 is adopted and our certificate of incorporation is amended to eliminate the foregoing supermajority voting requirements, amendments to our certificate of incorporation would generally require the affirmative vote of the holders of a majority of the voting power of our outstanding stock entitled to vote thereon, subject to certain limited exceptions that may require a lesser vote. In January 2025, our board of directors made a similar change to our bylaws, amending our bylaws to lower the vote threshold for the adoption, amendment, or repeal of our bylaws by our stockholders from 80% of the total voting power of our outstanding voting securities to a majority of the total voting power of our outstanding voting securities entitled to vote thereon.

The amendments to our certificate of incorporation proposed by this Proposal No. 5 are included with this proxy statement as Appendix B. This description of such amendments is qualified in its entirety by reference to the text of the amendments as set forth in Appendix B.

If this Proposal No. 5 is approved by the requisite vote of our stockholders at the Annual Meeting, the proposed amendments to our certificate of incorporation reflected in Appendix B would be included in an amended and restated certificate of incorporation and would become effective upon the filing of such amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which we would file promptly following the Annual Meeting if our stockholders approve the amendments. If this Proposal No. 5 is not approved by the requisite votes of our stockholders at the Annual Meeting, the amendments to our certificate of incorporation described in this Proposal No. 5 and reflected in Appendix B would not become effective and would not be included in an amended and restated certificate of incorporation reflecting any other amendments adopted at the Annual Meeting, and the provisions of our certificate of incorporation that require a supermajority vote to amend our certificate of incorporation would continue to apply.

The approval of this Proposal No. 5 is not conditioned upon the approval of Proposals No. 4 or 6, which also propose amendments to our certificate of incorporation. If stockholders approve any of these proposals, then we intend to file a single amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, to be effective upon such filing, that incorporates the amendments contemplated by any and all of the proposals that pass.


Vote Required

The approval of the amendments to our certificate of incorporation to eliminate supermajority voting provisions requires the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of our common stock entitled to vote. Abstentions and broker non-votes will have the effect of a vote against this proposal.

> **The Board of Directors recommends a vote "FOR" the management proposal to amend our certificate of incorporation to eliminate supermajority voting provisions.**



Management Proposal to Amend Our Certificate of Incorporation to Remove Inoperative Provisions, Including References to Class B Common Stock, and Update Certain Other Miscellaneous Provisions

On June 28, 2023 (the "Final Conversion Date"), pursuant to a sunset provision in Article IV of our certificate of incorporation, each outstanding share of Class B common stock automatically converted into one share of Class A common stock (which we refer to in this proposal as our "Class A common stock"), par value $0.001 per share. The Final Conversion Date was the seventh anniversary of the date on which the current certificate of incorporation was accepted by the Secretary of State of the State of Delaware. Since the Final Conversion Date, there have been no shares of Class B common stock outstanding or registered under the Securities Act of 1933 or the Securities Exchange Act of 1934, and our certificate of incorporation prohibits us from issuing any additional shares of Class B common stock. As a result, all references to Class B common stock in our certificate of incorporation are superfluous.

Proposal No. 6 would amend our certificate of incorporation to remove all references to Class B common stock, including the terms and rights associated with such stock, as well as provisions relating to the conversion of Class B common stock to Class A common stock. The Proposal would also result in the elimination of certain definitions that pertain entirely to these omitted provisions. As a result, the authorized equity capitalization of the Company would consist of 1,000,000,000 shares of Class A common stock and 100,000,000 shares of undesignated Preferred Stock, par value $0.001 per share. The proposed amendments do not effectuate any substantive changes to the rights of the Company or its stockholders; rather, they just simplify the certificate of incorporation and make it more readable by eliminating provisions that no longer have applicability.

The amendments to our certificate of incorporation proposed by this Proposal No. 6 are included with this proxy statement as Appendix C. This description of such amendments to our certificate of incorporation is qualified in its entirety by reference to the text of the amendments as set forth in Appendix C.

In proposing these amendments to our certificate of incorporation, our board of directors seeks to streamline our certificate of incorporation and remove historical provisions that are no longer applicable. Our board of directors unanimously concluded, on the recommendation of the nominating and corporate governance committee, that the proposed changes contemplated by this Proposal No. 6 are advisable and in the best interest of the Company and our stockholders.

If this Proposal No. 6 is approved by the requisite vote of our stockholders at the Annual Meeting, the proposed amendments to our certificate of incorporation reflected in Appendix C would be included in an amended and restated certificate of incorporation and would become effective upon the filing of such amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which we would file promptly following the Annual Meeting if our stockholders approve the amendments. If this Proposal No. 6 is not approved by the requisite votes of our stockholders at the Annual Meeting, the amendments to our certificate of incorporation described in this Proposal No. 6 and reflected in Appendix C would not become effective and would not be included in an amended and restated certificate of incorporation reflecting any other amendments adopted at the Annual Meeting, and the provisions of our certificate of incorporation that reference Class B common stock would remain in the certificate of incorporation.

The approval of this Proposal No. 6 is not conditioned upon the approval of Proposals No. 4 or 5, which also propose amendments to our certificate of incorporation. If stockholders approve any of these proposals, then we intend to file a single amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, to be effective upon such filing, that incorporates the amendments contemplated by any and all of the proposals that pass.


Vote Required

The approval of this Proposal No. 6 and the amendments to our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous provisions requires the affirmative vote of a majority of the voting power of the outstanding shares of our common stock entitled to vote thereon. Abstentions and broker non-votes will have the effect of a vote against this proposal.

> **The Board of Directors recommends a vote "FOR" the management proposal to amend our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous provisions.**



Report of the Audit Committee

The audit committee is a committee of the board of directors composed solely of independent directors as required by the NYSE Listing Standards and rules of the SEC. The audit committee operates under a written charter approved by our board of directors, which is available on our website at https://investors.twilio.com. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the audit committee's performance and the adequacy of its charter on an annual basis.

With respect to our financial reporting process, our management is responsible for (1) establishing and maintaining internal controls and (2) preparing our consolidated financial statements. Our independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of our consolidated financial statements and our internal control over financing reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and to issue a report thereon. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2024 and management's report on internal control over financial reporting with management and KPMG;

- discussed with KPMG the matters required to be discussed by the statement on Auditing Standards No. 1301, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), and as adopted by the PCAOB in Rule 3200T; and

- received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence and has discussed with KPMG its independence.

Based on the audit committee's review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Respectfully submitted by the audit committee of the board of directors:

Jeff Epstein (Chair)
Charles Bell
Andrew Stafman

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.



Executive Officers

The following table identifies certain information about our executive officers as of March 31, 2025. Each of our executive officers are appointed by, and serve at the discretion of, our board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Khozema Shipchandler	51	Chief Executive Officer and Director
Aidan Viggiano	46	Chief Financial Officer

Khozema Shipchandler. See the section titled "Board of Directors and Corporate Governance—Directors—Continuing Directors" for Mr. Shipchandler's biographical information.

Aidan Viggiano. Ms. Viggiano has served as our Chief Financial Officer since March 2023. Previously, Ms. Viggiano served as our Senior Vice President of Finance from 2021 to 2023 and as our Vice President of Corporate Finance from 2019 to 2021. From 2003 until 2019, Ms. Viggiano served in a variety of finance leadership positions at General Electric, including, most recently, in Investor Relations from 2018 to 2019, and as Chief of Staff to the Chief Financial Officer from 2012 until 2017. Ms. Viggiano holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.



Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2024. It also provides an overview of our executive compensation philosophy and objectives. Finally, it discusses how our compensation committee arrived at the specific compensation decisions for our executive officers, including our named executive officers, for 2024, including the key factors that our compensation committee considered in determining their compensation. During 2024, these individuals were:

- **Khozema Shipchandler**, Chief Executive Officer and Director; Former President, Twilio Communications[1]

- **Aidan Viggiano**, Chief Financial Officer

- **Dana Wagner**, Former Chief Legal Officer, Chief Compliance Officer and Corporate Secretary[2]

- **Jeff Lawson**, Former Chief Executive Officer and Board Chair[3]

(1) Mr. Shipchandler was appointed Chief Executive Officer effective January 8, 2024, prior to which he served as President, Twilio Communications.

(2) Mr. Wagner served as Chief Legal Officer, Chief Compliance Officer and Corporate Secretary until January 1, 2025.

(3) Mr. Lawson served as Chief Executive Officer and as a member of the board of directors until January 8, 2024.

Chief Executive Officer Transition

In January 2024, we appointed Khozema Shipchandler as our Chief Executive Officer. Mr. Shipchandler replaced Jeff Lawson, our co-founder, who stepped down as Chief Executive Officer and as a member of our board of directors effective January 8, 2024.

Mr. Shipchandler was selected based on his over 25 years of experience growing businesses and driving financial performance across global, public organizations, as well as his deep understanding of Twilio's business, operations and culture. Prior to his appointment, Mr. Shipchandler had most recently served as President, Twilio Communications from March 1, 2023. Prior to serving in this role, Mr. Shipchandler served as our Chief Financial Officer from 2018 to 2021, Chief Operating Officer from 2021 until March 1, 2023, and previously spent over two decades at General Electric.

Since Mr. Shipchandler's appointment as Chief Executive Officer, he has implemented significant changes to Twilio's business, including our executive leadership, go-to-market strategy, cost structure and capital allocation policy. Key business updates and financial performance highlights for 2024 are discussed under "Executive Summary" below.

Mr. Shipchandler's appointment was part of our long-term leadership development and succession planning strategy, which is overseen by our compensation committee. Our succession planning process is further discussed in "Board of Directors and Corporate Governance—Executive Talent Management and Succession Planning."



Executive Summary

Business Update

Over the past two years, we have taken action to better position our business to drive durable, profitable growth and attractive stockholder returns, amid an evolving operating environment. Key actions include:

- **Executed CEO succession process**: Appointed Khozema Shipchandler as CEO, who oversaw actions to strengthen the business and drove 57% total shareholder return from the time of his appointment in January 2024 through the end of 2024, significantly outpacing the S&P 500 and Twilio's peer median.

- **Streamlined our organizational model**: Realigned our business unit structure into a functional support model under one organization, which we believe best positions us to optimize scale and efficiency and to deliver one trusted, smart, and integrated platform.

- **Rationalized operating expenses**: Reduced our workforce by nearly 40% since September 2022, increased efficiency in R&D, S&M and G&A, and implemented other cost reductions across the business.

- **Improved free cash flow profile**: Improved our annual net cash provided by operating activities and free cash flow generation by nearly $1 billion between 2022 and 2024.[1]

- **Reduced stock-based compensation**: Reduced stock-based compensation expense as a percentage of revenue by over 700 basis points for 2024 as compared to 2022, and reduced equity compensation for employees generally.

- **Returned capital**: Given the strength of our balance sheet and the improving free cash flow generation in our business, completed $3 billion in aggregate share repurchase authorizations in 2023 and 2024, repurchasing $2.3 billion and reducing total shares outstanding by 16% in 2024 alone, and authorized an additional $2 billion repurchase program in January 2025 expiring at the end of 2027.

- **Accelerated path to profitability**: Accelerated our target timeline to achieve GAAP operating profitability on a consolidated basis to full year 2025, and achieved our first ever quarter of GAAP operating profitability in Q4 2024.

(1)   Free cash flow is a non-GAAP financial measure. See Appendix D for non-GAAP definitions and reconciliations.

Financial Performance and Capital Allocation

We are focused on creating long-term value for our stockholders by continuing to drive durable, profitable growth. Our 2024 financial highlights include the following:

- Revenue of $4.46 billion, up 7% year-over-year. Organic revenue growth of 9% year-over-year.[1]

- GAAP loss from operations of $53.7 million in 2024, compared with GAAP loss from operations of $876.5 million in 2023.

- Non-GAAP income from operations of $714.4 million in 2024, compared with non-GAAP income from operations of $533.0 million in 2023.[1]

- Net cash provided by operating activities of $716.2 million in 2024, compared with net cash provided by operating activities of $414.8 million in 2023.

- Free cash flow of $657.5 million in 2024, compared with free cash flow of $363.5 million in 2023.[1]

(1)   Organic revenue growth, non-GAAP income from operations, and free cash flow are non-GAAP financial measures. See Appendix D for non-GAAP definitions and reconciliations.

2024 Executive Compensation Program Highlights

Over the past several years, our executive compensation program has evolved to reflect our maturation as a company, focus on profitable growth, industry standards, practices of our peers, and stockholder feedback. Since 2022, we have provided additional performance-based compensation in the form of both cash and equity incentives, and have listened to stockholder feedback to refine our incentive program design. In 2022, we first introduced PSUs and, in 2024, we transitioned our PSU structure from consecutive one-year performance periods to a cumulative three-year performance period. In 2023, we introduced performance-based cash awards and, in 2024, we formalized our short-term incentive program in the form of an annual cash bonus plan.


Our compensation program for 2024 is designed to support our business initiatives to achieve durable, profitable growth while managing retention and responding to our stockholder feedback. Our 2024 compensation program builds upon the program adopted for 2023, which we intended to be transitional, and we expect our 2024 structure to be more reflective of our go-forward executive compensation program.

- **We listened to our stockholders and updated our compensation program in response:**

  We engaged with our stockholders to understand their perspectives on our historic compensation program and to develop appropriate responsiveness actions. We heard concerns about the magnitude of pay, based largely on the front-loaded PSU awards granted to executives in 2022, as well as a desire to see longer performance periods, differentiation of performance metrics across incentive plans, and continued use of annual cash incentives. In 2024, we did not increase named executive officer base salaries, transitioned our PSU structure as described below, and formalized an annual cash incentive program by adopting and utilizing an annual cash bonus plan. We also updated our 2024 compensation peer group to reflect our evolving business strategy and market capitalization to ensure our pay benchmarks remained appropriate, which had the effect of reducing our market compensation benchmarks.

- **Our 2024 PSU design featured a three-year performance period and new performance metrics:**

  2024 PSU grants vest based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting). No portion of these awards will be eligible to vest until 2027. These awards marked our transition away from the 2022 PSU design, which featured three separate annual performance periods.

- **We transitioned our cash compensation program to a more market-normative structure:**

  Following the first grants of performance-based cash awards in 2023, our compensation committee established a go-forward annual cash incentive plan for our executives and awarded 2024 target opportunities based on the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting). We decreased annual cash incentive opportunities for 2024 relative to 2023, and did not increase the base salaries of any of our named executive officers.

- **We continued to evolve our peer group to match our business profile and size:**

  We updated the peer group used to set 2024 compensation by adding more companies within the broader communications industry that also maintain software offerings to better align with our product offerings and removing several companies that significantly exceeded our market capitalization range to move us closer to the median on revenue and market capitalization, which had the effect of reducing our market compensation benchmarks. We continued this evolution for our 2025 compensation peer group, with updates designed in part to position us closer to the median of our peer group in terms of market capitalization and pursue overall balance between software companies and internet infrastructure and communications companies.

- **2024 performance outcomes aligned with performance:**

  The annual cash bonuses granted in 2024 paid out at 137.0% of target as a result of organic revenue growth of 8.7%, which was between target and maximum performance, and non-GAAP income from operations of $714.4 million, which exceeded maximum performance (performance for each metric was capped at 150%). The 2024 tranche of the PSUs granted in 2022 resulted in 0% payout due to organic revenue growth for 2024 of 8.7%, which was below the threshold amount.



2024 Executive Compensation Program Design

Our compensation committee took the following key actions with respect to the compensation of our named executive officers for 2024:

Element	2024 Design	Rationale
Base Salary	No increases from 2023 levels	Our compensation committee believed our named executive officer base salaries were competitive and did not increase the base salaries of any of our named executive officers from their 2023 levels.
Annual Cash-Based Incentive	Target awards set at 100% of base salary with 150% maximum payout under new go-forward annual cash bonus plan, with the following performance metrics: (i) organic revenue growth (50% weighting); and (ii) non-GAAP income from operations (50% weighting)	Annual cash bonuses were granted under our annual cash bonus plan adopted in late 2023. Target opportunities for 2024 were lower than the annual cash incentives awarded for 2023, consistent with our desire to transition cash compensation closer to market norms. These awards were intended to incentivize near-term performance on our key growth and profitability goals, which are critical to our long-term ability to create stockholder value, and further our retention objectives, as well as our desire to reduce stock-based compensation expense.
Long-Term Incentive	PSUs with vesting tied to performance against three-year performance period: (i) free cash flow (70% weighting); and (ii) relative total stockholder return measured against the S&P 500 Index over the performance period (30% weighting) RSUs with four-year vesting period	We granted PSUs in 2024 as part of our transition to regular annual grants of long-term performance-based equity going forward, which is designed to foster alignment with our long-term performance results and stockholder interests. We also granted RSUs with a four-year time-based vesting period to encourage executive retention and further focus on creating long-term stockholder value. The Chief Executive Officer's weighting of 60% PSUs and 40% RSUs reflects his role having the greatest impact among our named executive officers on our performance outcomes. The weighting of the equity awards granted to our other named executive officers in 2024, 40% PSUs and 60% RSUs, ties their incentives meaningfully to performance outcomes while emphasizing ongoing retention and stability.

Stockholder Feedback and Our Annual Say-on-Pay Vote

We value our stockholders' feedback on our executive pay practices and are committed to considering this feedback as part of our compensation-setting process.

Consistent with our stockholders' preference, as most recently indicated in an advisory vote at our 2024 annual meeting, our board of directors has elected to hold an advisory vote on executive compensation on an annual basis (the "Say-on-Pay Vote"), thereby giving our stockholders the opportunity to provide feedback on the compensation of our named executive officers each year. Our 2024 annual meeting's Say-on-Pay Vote on the compensation of our named executive officers for 2023 received the support of approximately 84% of the votes cast, which was a significant improvement over the prior year. Our compensation committee considered the results of this vote and we believe this increase reflects our responsiveness to stockholders and stockholder support for the changes made to our pay practices in 2023 and early 2024 as disclosed in last year's proxy statement. Given the strong level of support on the Say-on-Pay vote at our 2024 annual meeting, we did not make any subsequent changes to our 2024 executive compensation programs beyond those described in last year's proxy statement.


In order to better understand our Say-on-Pay Vote and our stockholders' perspectives on our pay practices, we also discuss our executive compensation program with stockholders as part of our stockholder engagement program. We then convey this feedback to our full board of directors and relevant committees for consideration in their decision-making.

Our stockholder engagement program, including a description of the outreach we conducted in 2024 as well as a summary of compensation-related feedback received and actions we took in response, is further discussed in "Proxy Statement Summary—Stockholder Engagement."

Executive Compensation Policies and Practices

We believe our executive compensation program is reasonable and competitive, and appropriately balances the goals of attracting, motivating, rewarding and retaining our executive officers with the goal of aligning their interests with those of our stockholders. The annual compensation of our executive officers, including our named executive officers, varies from year to year based on our corporate financial and operational results and individual performance. In 2024, the principal elements of our executive compensation program, and the purposes for each element, were as follows:

Element	Compensation Element	Objective
Base Salary	Cash	Attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market.
Short-Term Incentives	Annual cash bonus	Strengthen the performance-based core of our compensation program and enhance retention. Motivate executive officers to achieve annual performance goals that serve as the basis for long-term performance and stockholder value creation. Cash serves as an effective motivator in periods of market volatility while also reducing compensation-related stockholder dilution.
Long-Term Incentives	Equity awards generally in the form of RSUs and PSUs	Align the interests of executive officers and stockholders by motivating our executive officers to achieve long-term stockholder value creation. Strengthen pay-for-performance and enhance retention.

While we do not determine either contingent ("variable") or "fixed" pay for each named executive officer with reference to a specific percentage of target total direct compensation, consistent with our "pay-for-performance" philosophy, our executive compensation program heavily emphasizes variable pay over "fixed" pay. In 2024, the majority of the target total direct compensation of our named executive officers consisted of variable pay in the form of long-term and at-risk incentive compensation opportunities. The following charts show the percentages of target variable pay versus target fixed pay for our Chief Executive Officer and our other named executive officers as approved by the compensation committee for 2024 (other than Mr. Lawson, who served as our Chief Executive Officer until January 8, 2024).



2024 Target CEO Compensation



4%
4%
37%
96%
At-Risk
Variable
Incentives
55%

2024 Target Average Other NEOs Compensation



9%
9%
50%
91%
At-Risk
Variable
Incentives
33%
Base Salary
Annual Bonus (Target)
PSUs (Target)
RSUs

* Percentages may not sum due to rounding.

We believe that this approach provides balanced incentives for our executive officers to drive our financial performance and create long-term stockholder value. See the section titled "Individual Compensation Elements" for information about the principal elements of our executive compensation program, and the purposes for each element.

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. Our compensation committee evaluates our executive compensation program on at least an annual basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related policies and practices:

WHAT WE DO	WHAT WE DON'T DO
Target Compensation is Predominantly "At Risk" The vast majority of our executive officers' target total direct compensation is "at risk", delivered in the form of equity and annual cash bonuses. Equity awards align compensation with the performance of our stock price, and PSUs and annual cash bonuses also incentivize the achievement of corporate financial objectives.	**No Additional Retirement Plans** We do not offer pension arrangements, nonqualified deferred compensation arrangements or retirement plans to our executive officers other than a 401(k) retirement plan for which we make matching contributions that is generally available to all our U.S. employees.
Use a Pay-for-Performance Philosophy Our incentive programs reflect performance metrics that are closely aligned with our growth drivers and deliver value only if we achieve pre-set rigorous performance targets.	**No Guaranteed Bonuses** We do not provide guaranteed bonuses to our executive officers.
"Double-Trigger" Change-in-Control Arrangements Change-in-control arrangements for executive officers require both a change in control and a qualifying termination of employment before payments and benefits are paid.	**Limited Perquisites or Other Personal Benefits** We provide limited perquisites or other personal benefits to our executive officers, and limited related tax reimbursement payments.


WHAT WE DO	WHAT WE DON'T DO
Maintain an Independent Compensation Committee Our compensation committee consists solely of independent, non-employee directors.	**No Excise Tax Payments on Future Post-Employment Compensation Arrangements** We do not provide any excise tax reimbursement payments (including "gross-ups") with respect to payments or benefits contingent upon a change in control of our company.
Retain an Independent Compensation Advisor Our compensation committee has engaged its own independent compensation advisor to provide information, analysis and other advice on executive compensation independent of management.	**No Option Repricing** We prohibit stock option repricing without stockholder approval.
Annual Executive Compensation Review Our compensation committee conducts an annual review of our compensation strategy, including a review of our compensation peer group used for comparative and benchmarking purposes.	**No Hedging** We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from engaging in hedging transactions or certain derivative transactions relating to our securities.
Annual Compensation-Related Risk Assessment Our compensation committee reviews, on an annual basis, our compensation-related risk profile.	**No Pledging** We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from holding our securities in a margin account or pledging our securities as collateral for a loan.
Stock Ownership Policy We maintain a robust stock ownership policy for our Chief Executive Officer, our other named executive officers and the non-employee members of our board of directors.	**No Special Welfare or Health Benefits** We do not provide our executive officers with any special welfare or health benefit programs, and participation in the employee programs that are standard in our industry sector is on the same basis as all of our full-time employees.
Clawback Policy We maintain a compensation recovery ("clawback") policy that complies with NYSE and SEC rules.	


Executive Compensation Philosophy

We operate in an extremely competitive market where there is substantial and continuous competition for leadership with the experience and skills to lead in a dynamic and innovative industry. Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, we designed our executive compensation program to achieve the following primary objectives:

- reward our executive officers for the achievement of our key business objectives;

- effectively align our executive officers' interests with the interests of our stockholders by heavily weighting long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders; and

- attract, motivate, incentivize and retain employees at the executive level by providing competitive compensation to those who contribute to our long-term success.

We believe the changes to our compensation program over the past two years discussed above continue to align with these objectives while strengthening the performance-based core of our compensation program and reducing compensation-related stockholder dilution, consistent with the feedback we have received from stockholders.

Oversight of Executive Compensation

Role of the Compensation and Talent Management Committee

Our compensation committee discharges many of the responsibilities of our board of directors relating to the compensation of our executive officers, including our named executive officers, and the non-employee members of our board of directors (as described further in "Board of Directors and Corporate Governance—Non-Employee Director Compensation" above). Our compensation committee has overall responsibility for overseeing our compensation structure, philosophy, policies and benefits programs generally, and overseeing and evaluating the compensation plans, policies and practices applicable to our executive officers. Our compensation committee also oversees the annual evaluation of our executive officers, including our named executive officers, for the prior year and has the authority to retain, and has retained, an independent compensation consultant to provide support to the committee in its review and assessment of our compensation programs.

Compensation-Setting Process

Our compensation committee determines the target total direct compensation opportunities for our executive officers, including our named executive officers. Our compensation committee does not use a single method or measure in developing its recommendations, nor does it establish one specific target for the total direct compensation opportunities of our executive officers. Rather, our compensation committee generally begins its deliberations on cash and equity compensation by considering competitive market data regarding compensation amounts and practices with an intent to weight compensation more heavily towards equity compensation. Our compensation committee does not target a specific percentile of compensation, but instead considers the market data, along with the factors below, to determine an executive's compensation with no specific weight given to any particular factor.

When formulating its recommendations for the amount of each compensation element and approving (or recommending for approval) each compensation element and the target total direct compensation opportunity for our executive officers, our compensation committee considers the following factors:

- our performance against the financial and operational objectives established by our compensation committee and our board of directors;

- our financial performance relative to our compensation peer group;

- the compensation levels and practices of our compensation peer group;

- each individual executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- our desire to retain experienced and talented executives in a highly competitive market, including consideration of the retentive value of our executives' existing outstanding equity awards;



- the scope of each individual executive officer's role compared to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and ability to work as part of a team, all of which reflect our core values;

- compensation parity among our individual executive officers;

- objectives with respect to reduction of compensation-related stockholder dilution; and

- the recommendations provided by our Chief Executive Officer with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting pay levels, nor was the impact of any factor on the determination of pay levels quantifiable. Our compensation committee reviews the base salary levels, short-term and long-term incentive compensation opportunities of our executive officers, including our named executive officers, each year at the beginning of the year, or more frequently as warranted. Long-term incentive compensation is granted on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Award Grant Policy" below.

Role of Chief Executive Officer

In discharging its responsibilities, our compensation committee consults with members of our management, including our Chief Executive Officer. Our management assists our compensation committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters. Our compensation committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to annual base salaries, short-term and long-term incentive compensation opportunities, program structures and other compensation-related matters for our executive officers, other than with respect to his own compensation.

Our compensation committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and considers them as one factor in determining the compensation for our executive officers, including our other named executive officers. Our Chief Executive Officer recuses himself from all deliberations and determinations regarding his own compensation.

Role of Compensation Consultant

Our compensation committee engages an external independent compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. For 2024, our compensation committee engaged Compensia as its compensation consultant to advise on executive compensation matters, including competitive market pay practices for our executive officers, the selection of our compensation peer group, and data analysis. For 2024, the scope of Compensia's engagement included:

- researching, developing and reviewing our compensation peer group;

- reviewing and analyzing the compensation for our executive officers, including our named executive officers;

- reviewing and providing input on the Compensation Discussion and Analysis section of our proxy statement for our 2024 annual meeting of stockholders;

- reviewing and analyzing the compensation of the non-employee members of our board of directors;

- reviewing short-term and long-term incentive compensation practices and considerations;

- advising on executive severance and change in control practices;

- reviewing our executive compensation philosophy;

- conducting a compensation risk assessment; and

- supporting other ad hoc matters throughout the year.

The terms of Compensia's engagement included reporting directly to our compensation committee and to the chair of our compensation committee. Compensia also coordinated with our management for data collection and job matching for our



executive officers and provided data and analyses in connection with the review of our equity strategy. In 2024, Compensia did not provide any other services to us. In April 2024, our compensation committee evaluated Compensia's independence pursuant to the NYSE Listing Standards and the relevant SEC rules and determined that no conflict of interest had arisen as a result of the work performed by Compensia.

Use of Market Data

For purposes of comparing our executive compensation against the competitive market, our compensation committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of technology companies that are similar to us in terms of industry, revenue and market capitalization.

Our compensation committee reviews our compensation peer group at least annually and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group, and input from its compensation consultant.

In developing the compensation peer group for 2024, the following criteria were evaluated in identifying comparable companies:

- similar industry and competitive market for talent;

- within a range of 0.33x to 3.0x of our revenue for the last four fiscal quarters (as of August 2023); and

- within a range of 0.25x to 4.0x of our then-trailing 30 day average market capitalization.

In September 2023, our compensation committee reviewed our compensation peer group and upon the recommendation of its compensation consultant, taking into consideration the criteria noted above, removed Block, Inc., Palo Alto Networks, Inc., Paycom Software, Inc., ServiceNow, Inc., Shopify Inc., Synopsys, Inc., The Trade Desk, Inc., Veeva Systems Inc. and Workday, Inc., and added Akamai Technologies, Inc., AppLovin Corporation, Cloudflare, Inc., Dropbox, Inc., Dynatrace, Inc., GoDaddy Inc., HubSpot, Inc., Nutanix, Inc. and Ubiquiti Inc. Our compensation committee determined that these updates would add more companies within the broader communications industry that also maintain software offerings to better align with our product offerings and remove several companies that significantly exceeded our market capitalization range, and that the removal of these companies would appropriately reduce market compensation benchmarks. Our compensation committee also considered stockholder feedback that supported these updates. The peer group for 2024, which was approved by our compensation committee in September 2023, consisted of the following companies:

Akamai Technologies, Inc.	CrowdStrike Holdings, Inc.	Hubspot, Inc.	Splunk Inc.
Ansys, Inc.	DocuSign, Inc.	Nutanix, Inc.	Ubiquiti Inc.
AppLovin Corporation	Dropbox, Inc.	Okta, Inc.	Zoom Communications, Inc.
Arista Networks, Inc.	Dynatrace, Inc.	RingCentral, Inc.	
Autodesk, Inc.	Fortinet, Inc.	Snap Inc.	
Cloudflare, Inc.	GoDaddy Inc.	Snowflake Inc.	

Our compensation committee uses data drawn from our compensation peer group, as well as data from the Radford Global Technology executive compensation survey (the "Radford Survey"), to evaluate the competitive market when formulating its recommendation for the total direct compensation packages for our executive officers, including base salary and long-term incentive compensation opportunities. The Radford Survey provides compensation market intelligence and is widely used within the technology industry.

In addition, subsets of the Radford Survey were incorporated into the competitive assessment prepared by Compensia and used by our compensation committee to evaluate the compensation of our executive officers. Specifically, our compensation committee received a custom report of survey results reflecting only companies from our compensation peer group in addition to survey results tailored solely based on revenue. The Radford Survey data supplements the compensation peer group data and provides additional information for our named executive officers and other executive positions for which there is less comparable public data available.


2025 Peer Group Changes

In response to stockholder feedback received in 2024, our compensation committee further refined our peer group in September 2024 for reference in setting 2025 compensation, adding more cloud-based software companies that would improve our market capitalization positioning within our peer group to be closer to the median, while pursuing balance overall between software companies and those focused more on internet infrastructure and communications, and removing several companies that significantly exceeded our market capitalization range and one company that was acquired. The updates include removing Arista Networks, Inc., CrowdStrike Holdings, Inc. and Splunk Inc., and adding Informatica Inc., Teradata Corp. and UiPath, Inc.

Compensation Risk Assessment

In consultation with management and Compensia, our compensation committee's independent compensation consultant, in April 2024, our compensation committee assessed our compensation plans, policies and practices for named executive officers and other employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. This risk assessment included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our performance goals and overall target total direct compensation to ensure an appropriate balance between fixed and variable pay components. Our compensation committee conducts this assessment annually.

Individual Compensation Elements

In 2024, the principal elements of our executive compensation program as described under "Executive Compensation Policies and Practices" above, and the purposes for each element, are described below.

Base Salary

Base salary represents the fixed portion of the compensation of our executive officers, including our named executive officers, and is an important element of compensation intended to attract and retain highly talented individuals.

Using the competitive market data provided by its compensation consultant, our compensation committee reviews and develops recommendations for adjusting the base salaries for each of our executive officers, including our named executive officers, as part of its annual executive compensation review. In addition, the base salaries of our executive officers may be adjusted by our compensation committee in the event of a promotion or significant change in responsibilities. For 2024, our compensation committee determined to maintain 2024 base salaries at 2023 levels for all of our executive officers. In making this decision, our compensation committee considered the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above, and determined that the base salaries for our executive officers were appropriately aligned with their respective roles and responsibilities.

The base salaries of our named executive officers for 2023 and 2024 were as follows:

Named Executive Officer[1]	2023 Base Salary	2024 Base Salary
Khozema Shipchandler	$1,100,000	$1,100,000
Aidan Viggiano	$ 850,000[2]	$ 850,000
Dana Wagner	$ 600,000	$ 600,000

(1) Mr. Lawson served as our Chief Executive Officer until January 8, 2024, and his employment with the Company ended on January 12, 2024. Mr. Lawson's base salary during his 2024 employment was $65,535 per year, unchanged from 2023 and reflecting a reduction from $134,000 effective March 1, 2023.

(2) Ms. Viggiano's base salary was increased to $850,000 per year, effective March 1, 2023, in connection with her promotion to Chief Financial Officer.

The actual salaries paid to our named executive officers in 2024 are set forth in the "Summary Compensation Table" below.


Annual Cash Incentives

Annual Cash Bonus Plan

We adopted an executive incentive compensation plan ("Cash Bonus Plan") in late 2023 to formalize our use of annual cash incentives for 2024. We considered a number of factors in approving this transition to annual cash bonuses, including stockholder feedback and our objectives with respect to incentives, retention and reducing compensation-related stockholder dilution. For 2024, we reduced stock-based compensation expense as a percentage of revenue by over 700 basis points as compared to 2022.

Pursuant to the Cash Bonus Plan, our compensation committee has discretion to approve target cash awards to be paid out based upon the achievement of performance goals, to be determined by the compensation committee, over a specified performance period.

2024 Cash Bonus Awards

In connection with our Chief Executive Officer's promotion in January 2024, and in April 2024 for our remaining named executive officers, our compensation committee approved target annual bonuses pursuant to the Cash Bonus Plan, expressed as a percentage of base salary, for each executive with payouts to be based upon financial performance goals achieved during the 2024 performance period. The 2024 target annual cash bonuses were approved upon consideration of a number of factors, including the importance of incentivizing our executives to achieve near-term results to support our long-term business objectives, and our desires to retain top executive talent and to reduce the dilutive impact of our executive compensation program, as well as stockholder feedback in favor of our annual cash bonus program.

Each of our named executive officers had an initial target annual bonus opportunity equal to 100% of base salary and maximum payout opportunities capped at 150% of base salary. Our 2024 target annual bonuses reflected a year-over-year decrease in annual cash incentive compensation, aimed at transitioning our cash compensation levels closer to market norms while continuing to provide meaningful incentives focused on near-term performance on our key growth and profitability goals. Our compensation committee also considered our near-term retention objectives, market volatility and recent stock price performance as well as our desire to reduce stock-based compensation expense in establishing the target bonus opportunities.

The target amounts of the 2024 annual cash bonuses for our named executive officers were as follows:

Named Executive Officer[1]	Target Bonus Opportunity (% Base Salary)	Target Bonus Opportunity
Khozema Shipchandler	100%	$1,100,000
Aidan Viggiano	100%	$ 850,000
Dana Wagner	100%	$ 600,000

(1)   Mr. Lawson's departure preceded the 2024 annual cash bonus awards.

After evaluation of multiple potential metrics, for 2024 our compensation committee determined that targets for (i) organic revenue growth (50% weighting) and (ii) non-GAAP income from operations (50% weighting) were the strongest incentive metrics for the 2024 cash bonuses, representing key measures of our long-term success that are closely followed by investors in assessing our performance outlook. In selecting organic revenue growth, our compensation committee considered, among other factors, that the measure serves as a forecastable near-term objective in furtherance of our growth objectives, as well as stockholder feedback and peer bonus plan structures. In selecting non-GAAP income from operations, our compensation committee considered, among other factors, that the measure is more correlated with stockholder value creation than either growth or profitability as standalone metrics, and serves as a near-term objective in furtherance of our profitability and free cash flow generation goals, as well as stockholder feedback and peer bonus plan structures. Our compensation committee determined to evenly weight the two measures consistent with our focus on profitable growth.

In April 2024, our compensation committee approved the threshold, target and maximum performance levels for both metrics aligned to our external guidance announced in March 2024 of 5%-10% organic revenue growth and $550-600 million non-GAAP income from operations for 2024. These targets were based on our internal forecasts at the beginning of the year, which, relative to past performance, reflected macroeconomic volatility and an evolving operating environment while we took


several steps to transition our business toward achieving durable, profitable growth. The targets were designed to be rigorous, requiring substantial year-over-year growth in organic revenue and non-GAAP income from operations and performance at or above the mid-point of our announced guidance ranges to achieve target payouts. Additionally, the maximum total payout was capped at 150% of the target bonus opportunity.

The performance goals for the 2024 annual cash bonuses are as follows:

Performance Metric	Threshold Performance (50% Payout)[1]	Target Performance (100% Payout)[1]	Maximum Performance (150% Payout)[1]	Weighting	Rationale
Organic Revenue Growth[2]	5.0%	7.5%	10.0%	50%	• Key measure of long-term success • Supports our growth objectives • Stockholder feedback
Non-GAAP Income from Operations[2]	$550 million	$600 million	$700 million	50%	• Key measure of long-term success • Supports our profitability and free cash flow generation objectives • Correlation with stockholder value

(1) For each measure, no payout would be earned for such measure for achievement below the threshold indicated above. For performance at or above the threshold, the payout would be between 50% and 150% of the target bonus opportunity for each measure, interpolated on a straight-line basis between threshold and target and between target and maximum. The maximum total payout could not exceed 150% of the target bonus opportunity.

(2) Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. See Appendix D for non-GAAP definitions and reconciliations.

In February 2025, our compensation committee certified achievement of the following levels of performance for 2024:

Performance Metric	Actual	Performance Goal Payout Percentage
Organic Revenue Growth[1]	8.7%	124.0%
Non-GAAP Income from Operations[1]	$714.4 million	150.0%
Total Performance Goal Payout Percentage		137.0%

(1) Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. See Appendix D for non-GAAP definitions and reconciliations.

Based on the level of achievement of these performance objectives, in February 2025 our compensation committee approved the following payouts to our named executive officers:

Named Executive Officer[1]	Payout	Payout as % of Target
Khozema Shipchandler	$1,507,000	137%
Aidan Viggiano	$1,164,500	137%

(1) Mr. Wagner's employment ended on January 1, 2025 and as a result, he did not receive a cash bonus payout.



Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers, including our named executive officers, to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

Long-term incentive compensation opportunities in the form of equity awards are granted by our compensation committee on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Award Grant Policy" below. All equity awards are settleable for shares of our Class A common stock. The amount and forms of such equity awards are determined by our compensation committee after considering the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above. The amounts of the equity awards are also intended to provide competitively-sized awards and resulting target total direct compensation opportunities that are competitive with the compensation opportunities offered by the companies in our compensation peer group and Radford Survey data for similar roles and positions for each of our executive officers, taking into consideration the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above.

2024 Annual Equity Awards

In 2024, our compensation committee determined to grant annual equity awards (the "2024 Annual Equity Awards") in the form of a combination of performance-based RSUs (the "2024 Annual PSUs") and time-based RSUs (the "2024 Annual RSUs"). Our reintroduction of PSUs in 2024, now with a longer performance period and new performance metrics, was part of our continued adaptation of performance-based incentives to better align with stockholder expectations and industry standards. We expect the structure of our go-forward equity compensation program to have a similar structure as our 2024 Annual Equity Awards.

In April 2024, our compensation committee awarded 2024 Annual PSUs to our named executive officers to support the successful execution of our profitable growth initiatives and to respond to stockholder feedback on our 2022 compensation program and PSU structure as described under "2022 Annual Equity Awards" below. Our 2024 Annual PSUs are part of our transition to regular annual grants of long-term performance-based equity going forward. The 2024 Annual PSUs have a three-year performance period from 2024-2026 and are scheduled to vest based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting), which structure reflects feedback from our stockholders. The S&P 500 Index was selected due to its breadth, maturity and financial characteristics.

No portion of the 2024 Annual PSUs will be eligible to vest until 2027, to foster alignment with our long-term performance results and stockholder interests. Our compensation committee determined that free cash flow and relative total stockholder return were the most appropriate performance measures to drive long-term performance while aligning executive incentives with the significant changes we have made to our business aimed at delivering profitable growth. Our compensation committee evaluated multiple potential metrics when determining which performance metrics for the 2024 Annual PSUs best supported our profitable growth initiatives – including internal financial and operational metrics as well as external stock return metrics – and also considered stockholder feedback and industry standards.

In addition to the 2024 Annual PSUs, each named executive officer received an award of 2024 Annual RSUs in February 2024. We believe time-based RSUs provide a strong retention incentive for our executive officers, align compensation realized by our executives with stockholder value creation, and motivate our executive officers to achieve long-term stockholder value. The 2024 Annual RSUs were granted in February 2024 and vest over four years in equal quarterly installments between March 31, 2024 and March 31, 2028, subject to the executive's continued service through the applicable vesting date. In determining this vesting schedule, our compensation committee considered, among other factors, peer equity compensation practices as well as our combination of short-term and long-term executive retention and incentive goals.

In determining the value and structure of Mr. Shipchandler's 2024 Annual Equity Awards, in addition to the factors described under "Oversight of Executive Compensation Program—Compensation-Setting Process," the compensation committee considered his promotion to Chief Executive Officer and the importance of incentivizing Mr. Shipchandler to successfully navigate this critical transformation period for our company, as well as peer Chief Executive Officer sign-on benchmarks, together with Mr. Shipchandler's existing outstanding equity awards, and the cost of attracting a new external Chief Executive Officer. Mr. Shipchandler's promotion was part of our long-term leadership development and succession planning strategy, The award was intended to immediately align Mr. Shipchandler's interests with those of our stockholders, incentivize long-term


stockholder value creation and provide strong retentive value, taking into account the retentive value of Mr. Shipchandler's existing outstanding equity awards. The 2024 PSUs granted to Mr. Shipchandler were our first equity incentive grants tied to a multi-year financial and relative stockholder return performance period, which we believe represented a strong opportunity to closely align Mr. Shipchandler's incentives as our new Chief Executive Officer with the key long-term business objectives that we are aiming to achieve under his leadership. The compensation committee determined to grant Mr. Shipchandler's equity award in the form of 60% PSUs and 40% RSUs to recognize his role as having the greatest impact on the Company's performance outcomes among our named executive officers.

Following his promotional year in 2024, in 2025, the compensation committee determined that Mr. Shipchandler's annual equity award would be reduced to $20,500,000 in approved target value for 2025, structured as 60% PSUs and 40% RSUs.

The equity awards granted to our other named executive officers in 2024 were 40% PSUs and 60% RSUs. This design, and the magnitude of such awards, was in line with the compensation committee's objective of promoting continuity and stability within our broader leadership team during this period of transition and transformation.

Our compensation committee will continue to assess our incentive compensation structure in future award cycles in light of market conditions and our stock price performance. The following table sets forth the 2024 Annual Equity Awards that our compensation committee granted in February 2024 and April 2024 to our named executive officers as part of its annual executive compensation review.

Named Executive Officer	PSUs (number of shares at target performance)	RSUs (number of shares)	Aggregate Grant Date Fair Value ($)[1]
Khozema Shipchandler[2]	245,716	139,344	24,388,514
Aidan Viggiano	58,972	75,143	8,360,364
Dana Wagner[3]	32,763	41,746	4,644,690
Jeff Lawson[4]	—	—	—

(1)   The amounts reported in this column represent the aggregate grant date fair value of the PSUs and RSUs granted to the named executive officer in 2024, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 26, 2025 and further described in footnote 1 to the "Summary Compensation Table" below.

(2)   In connection with his promotion to Chief Executive Officer, we entered into an employment agreement with Mr. Shipchandler, which provided for an initial equity grant to Mr. Shipchandler as set forth in this table.

(3)   Mr. Wagner's employment ended on January 1, 2025 and as a result, his then unvested 2024 Annual Equity Awards were forfeited on such date.

(4)   Mr. Lawson's employment ended on January 12, 2024 and he did not receive any equity awards in 2024.

The 2024 Annual PSUs vest based on the achievement over a three-year performance period covering 2024 through 2026 of (i) cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index (30% weighting). Each metric operates and is measured independently. Targets were intended to be rigorous and require strong performance to achieve. Our relative TSR performance goals were designed to require outperformance against the broader market to achieve a target payout, and our free cash flow goals reflect consideration of internal forecasts at the time such goals were set and took into account macroeconomic volatility and an evolving operating environment while we took several steps to transition our business toward achieving durable, profitable growth. For reference, in May 2024 we announced external free cash flow guidance for 2024 of $585-$635 million. Vesting of these PSUs may range between 0% for below threshold performance and up to 200% of target based on levels of performance at or above threshold. Notwithstanding the foregoing, if our total stockholder return during the performance period is negative, then performance and vesting will be capped at 100% of the number of target shares subject to that performance goal, regardless of actual performance relative to the S&P 500 Index. The free cash flow goal would continue to scale independently up to 200% of its respective target shares.



The free cash flow and relative total stockholder return levels for the 2024 Annual PSUs, which were approved by our compensation committee in April 2024, are set forth below.

Performance Metric	2024-2026 Performance Period			Weighting
	Threshold (50% Payout)[1]	Target (100% Payout)[1]	Maximum (200% Payout)[1][2]	
Free Cash Flow[3]	$1.8 Billion	$2.1 Billion	$2.4 Billion	70%
Relative Total Stockholder Return[2]	30th Percentile	55th Percentile	80th Percentile	30%

(1)   For each measure, no portion of the award will vest for achievement below the threshold indicated above. For performance at or above the threshold, vesting will be between 50% and 200% of the target award (subject, in the case of relative total stockholder return, to the limitation described in Note 2 below), interpolated on a straight-line basis for performance between threshold, target and maximum. Each performance goal scales independently.

(2)   If our total stockholder return during the performance period is negative, then performance and vesting will be capped at 100% of the number of target shares subject to that performance goal, regardless of actual performance relative to the S&P 500 Index. The free cash flow goal would continue to scale independently up to 200% of its respective target shares.

(3)   Free cash flow is a non-GAAP financial measure. See Appendix D for non-GAAP definitions and reconciliations.

2022 PSUs – 2024 Tranche

We first introduced PSUs in 2022 (the "2022 PSUs") in an effort to incorporate additional long-term, performance-based incentives into our compensation structure, based in part on stockholder feedback. These awards were designed with a front-loaded multiyear performance component so as to provide meaningful retentive and incentive value amid a challenging and volatile macro environment. Consistent with the intended front-loaded design of this program, we did not grant annual PSUs in 2023, resuming PSU grants in 2024 as described above.

The 2022 PSUs were scheduled to vest over a three-year period based on the annual achievement of organic revenue growth and, for the 2023 and 2024 performance period, non-GAAP income from operations performance targets. The performance goals were designed to be challenging, as evidenced by the fact that there was 0% payout for the 2023 and 2024 tranches due to the organic revenue growth target not being met.

The 2024 tranche of the 2022 PSUs was scheduled to vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold were achieved for 2024. If either metric did not meet threshold performance, the tranche would be forfeited. Vesting of these PSUs could range between 0% for below threshold performance and up to 200% of target based on levels of performance at or above threshold.

The organic revenue growth levels for our 2022 PSUs' 2024 performance period are set forth below. Additionally, at least one dollar of non-GAAP income from operations was required to be achieved.

Payout Level	Organic Revenue Growth[1]	Non-GAAP Income from Operations[1]	Payout of (Percentage of Target Shares)*
Maximum	40%	≥$1.00	200%
Target	30%	≥$1.00	100%
Threshold	20%	≥$1.00	50%
	<20%	≥$1.00	0%

*   Subject to linear interpolation for performance between threshold, target and maximum.

(1)   Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. See Appendix D for non-GAAP definitions and reconciliations.

Organic revenue growth for 2024 was 8.7% and non-GAAP income from operations was $714.4 million which resulted in 0% payout for the 2024 tranche of the 2022 PSUs due to the organic revenue growth result falling below the threshold amount, evidencing the rigorous targets set by our compensation committee. Our compensation committee certified performance in February 2025 and any PSUs subject to the 2022 PSUs that had not vested as of such date were forfeited.



As noted above, the 2024 performance period was the third and final performance period that applied to the 2022 PSUs. The performance goals applicable to the 2022 PSUs were satisfied only in the 2022 performance period, resulting in a 98.5% payout (of target) for the first tranche of the 2022 PSUs, and overall, a less than 33% payout (of target) of the target number of shares subject to the 2022 PSUs, illustrating the challenging nature of the performance targets.

2025 Performance-Vesting Equity Update

Consistent with the structure of the 2024 PSUs, in February 2025, our compensation committee approved annual executive PSU awards (the "2025 PSUs") that vest based on the achievement over a three-year performance period covering 2025 through 2027 of (i) cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index (30% weighting).

The performance targets for the 2025 PSUs, set forth below, were designed to be rigorous and reflect consideration of the Company's growth momentum, margin expansion, and new product innovation.

- Free Cash Flow (2025-2027): Threshold—$2.75 Billion (50% Payout); Target—$3.25 Billion (100% Payout); and Maximum—$3.5 Billion (200% Payout)

- Relative Total Stockholder Return (2025-2027): Threshold – 30% (50% Payout); Target—55% (100% Payout); and Maximum—80% (200% Payout)

For each measure, no portion of the award will vest for achievement below the threshold indicated above. For performance at or above the threshold, vesting will be between 50% and 200% of the target award, interpolated on a straight-line basis for performance between threshold, target and maximum. If our total stockholder return during the performance period is negative, then performance and vesting will be capped at 100% of the number of target shares subject to that performance goal, regardless of actual performance relative to the S&P 500 Index. Each performance goal scales independently.

Former Chief Executive Officer Compensation

Effective January 8, 2024, we appointed Khozema Shipchandler as our new Chief Executive Officer to lead the Company forward. In connection with the departure of our former Chief Executive Officer, we entered into a separation agreement with Mr. Lawson dated January 7, 2024 (the "Lawson Separation Agreement"). In determining the benefits and payments to Mr. Lawson in connection with his departure, our compensation committee intended to facilitate an effective and smooth transition of Mr. Lawson's duties to Mr. Shipchandler in consideration of the significant strategic and operational changes underway, and to ensure access to Mr. Lawson and his institutional knowledge accumulated as the Company's co-founder and longstanding Chief Executive Officer. The compensation committee believed this represented a reasonable outcome in light of the benefits to the Company provided by the Lawson Separation Agreement and to be in the best interests of the Company and our stockholders. The Lawson Separation Agreement contains a customary release of claims and as consideration for the agreement provides that Mr. Lawson (1) received a lump sum cash payment equal to $99,840, (2) had his outstanding and unvested equity awards covering 68,124 shares of common stock that were subject to time-based vesting immediately vest in full and, if applicable, become exercisable as to 100% of those awards, (3) received an extension of the exercise period of his vested stock options until the earliest to occur of: (i) the three-year anniversary of his separation date, (ii) the applicable expiration date of the applicable stock option, or (iii) such earlier date as provided or permitted under the applicable equity plan, and (4) received $45,949 representing cash payment equal to 18 months of the employer portion of Mr. Lawson's monthly COBRA premiums. For additional information with respect to compensation paid to Mr. Lawson during 2024, see the "Summary Compensation Table" below.

Also in connection with our Chief Executive Officer transition, we entered into an employment agreement with Mr. Shipchandler, which is described under "Executive Compensation Tables—Employment Agreements or Offer Letters with Named Executive Officers" below.

Health and Welfare Benefits

Our executive officers, including our named executive officers, are eligible to receive the same employee benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

In addition, we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable


annual limits set forth in the Internal Revenue Code of 1986, as amended (the "Code"). In 2024, we matched 50% of the first 6% of contributions by plan participants, subject to annual contribution limits set forth in the Code. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we generally do not provide perquisites or other personal benefits to our executive officers, including our named executive officers, except as generally made available to our employees or in other limited circumstances.

In 2024, consistent with the practices of many companies in our peer group, and based on ongoing assessments of risks and actual and credible threats made, we provided Mr. Shipchandler with a home security system to address safety concerns on a tax-neutral basis. The personal safety of our executive officers and directors, including Mr. Shipchandler, is paramount, and we believe that the cost of the security measures we provide are appropriate and necessary in certain circumstances given the risks associated with the visibility of his position. We intend to evaluate these costs annually to determine whether they are a necessary and appropriate expense at the time. During 2024, the total incremental cost to us of the personal security services provided to Mr. Shipchandler was $94,822. Although we view these personal security services as necessary and appropriate business expenses, we reported the aggregate incremental cost related to personal security for Mr. Shipchandler in the "All Other Compensation" column of the Summary Compensation Table below. We also provided Mr. Shipchandler with a parking spot at our offices, which was provided at no incremental cost to the Company.

During 2024, none of our other named executive officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for such individual.

In the future, we may provide perquisites or other personal benefits in limited circumstances.

Post-Employment Compensation Arrangements

We believe that having in place reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executive officers. Our Chief Executive Officer participates in our CEO Severance Plan and our other current named executive officers participate in our Senior Executive Severance Plan (collectively, the "Executive Severance Plans").

The Executive Severance Plans, as discussed in more detail in "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Executive Severance Plans" below, are designed to help ensure the continued service of key executive officers in the event of a potential acquisition, to provide reasonable compensation to named executive officers who leave our employ under specified circumstances and to align the interests of our named executive officers and our stockholders when considering our long-term future.

We believe that the severance payments and benefits provided to our named executive officers under the Executive Severance Plans are appropriate in light of the post-employment compensation protections available to similarly-situated executive officers at companies in our compensation peer group and are an important component of each named executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.

We also believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our named executive officers. In order to encourage them to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our named executive officers with the opportunity to receive additional severance protections during a change in control protection period. In addition, we provide additional payment and benefit protections if a named executive officer voluntarily terminates employment with us for good reason, because we believe that a voluntary termination of employment for good reason is essentially equivalent to an involuntary termination of employment by us without cause. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. Reasonable post-acquisition payments and benefits should serve the interests of both the named executive officer and our stockholders.


To protect our interests, we require all participants of the Executive Severance Plans to sign a standard form of general release in favor of us prior to receiving any severance payments or benefits under the applicable plan.

In addition, under the Executive Severance Plans, all payments and benefits provided in the event of a change in control of our company are payable only if there is a qualifying loss of employment by a named executive officer (commonly referred to as a "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards subject only to time-based vesting, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of our company and to avoid windfalls, both of which could occur if the vesting of time-based equity awards accelerated automatically as a result of the transaction.

We do not provide excise tax payments (or "gross-ups") relating to a change in control of our company and have no such obligations in place with respect to any of our named executive officers.

For detailed descriptions of the post-employment compensation arrangements we maintain with our named executive officers, as well as an estimate of the potential payments and benefits payable to our named executive officers under their post-employment compensation arrangements, see "Executive Compensation Tables—Employment Agreements or Offer Letters with Named Executive Officers" and "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below. As described above, we entered into the Lawson Separation Agreement in connection with Mr. Lawson's departure in January 2024. For additional information, see "Chief Executive Officer Transition" above and "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below.

Other Compensation Policies and Practices

Equity Award Grant Policy

Under our Amended and Restated Equity Award Grant Policy, we generally grant equity awards on a regularly scheduled basis to enhance the effectiveness of our internal control over our equity award grant process and to alleviate several of the burdens related to accounting for such equity awards, as follows:

- Any grants of equity awards made in conjunction with the hiring of a new employee or the promotion of an existing employee will generally be made, if at all, regularly (either monthly or quarterly) and will be effective on the date such grant is approved by our board of directors or our compensation committee or such future date as is approved by our board of directors or our compensation committee. In no event will the effective date of an equity award made in conjunction with the hiring of a new employee precede the date such grant is approved or the first date of employment.

- Any grants of equity awards to existing employees (other than in connection with a promotion) will generally be made, if at all, on an annual or quarterly basis. Any such annual or quarterly grant will be effective on the date on which such grant is approved or such future date as is approved by our board of directors or our compensation committee.

- All equity awards will be priced on the effective date of the award. The exercise price of all stock options will be equal to (or, if specified in the approval of the award, greater than) the closing market price on the NYSE of one share of our common stock on the effective date of grant, or, if no closing price is reported for such date, the closing price on the last day preceding such date for which a closing price is reported. If the grant of restricted stock, RSUs or PSUs is denominated in dollars, the number of shares of restricted stock, RSUs or PSUs that are granted will generally be calculated by dividing the dollar value of the approved award by the average closing market price on the NYSE of one share of our common stock over the trailing 30-day period ending five business days immediately prior to the effective date of grant, with such total number of shares to be granted per recipient rounded up to the nearest whole share.

- Our board of directors or our compensation committee may delegate to our Chief Executive Officer and/or any other executive officer, or a committee comprising at least two of our executive officers, all or part of the authority with respect to the granting of certain equity awards to employees (other than to such delegates), subject to certain limitations and requirements. Our board of directors and compensation committee have currently delegated authority to a subcommittee to allow any two of our Chief Financial Officer or Principal Financial Officer, Chief People Officer and Chief Legal Officer, to grant, without any further action required by the compensation committee, equity awards to all employees who are designated as senior directors or below and are not members of the subcommittee or executive officers. The purpose of this delegation of authority is to enhance the flexibility of equity award



administration and to facilitate the timely grant of equity awards to non-management employees, particularly new employees, within specified limits approved from time to time by the compensation committee. As part of its oversight function, the compensation committee reviews the grants made by the subcommittee on a quarterly basis.

Our board of directors and compensation committee do not take material nonpublic information into account when determining the timing and terms of any stock option grant. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. We did not grant stock options to any of our named executive officers in 2024 and have never granted stock appreciation rights.

Death Equity Acceleration Policy

In December 2020, our compensation committee approved a policy providing that upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries, any then outstanding equity awards held by the individual that vest solely based on continued employment or service will automatically receive two years of supplemental vesting. The policy applies both to awards granted prior to the adoption of the policy, as well as awards granted thereafter.

Policy Prohibiting Hedging and Pledging of Equity Securities

Our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our board of directors from engaging in any short sale and from buying or selling puts, calls, other derivative securities or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engage in any other hedging transaction with respect to our securities, at any time. In addition, our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our board of directors from using our securities as collateral in a margin account or from pledging our securities as collateral for a loan.

Stock Ownership Policy

To further align the interests of our executive officers with those of our stockholders and to promote a long-term perspective in managing our company, we maintain our Stock Ownership Policy, which applies to our Chief Executive Officer and executive officers subject to Section 16 of the Exchange Act ("Section 16 Officers"), including each of our named executive officers. We most recently amended and restated the Stock Ownership Policy in March 2022.

Our Stock Ownership Policy requires each named executive officer to acquire and hold a number of shares of our common stock equal in value to a multiple of such named executive officer's annual base salary until he or she ceases to be our Chief Executive Officer or a Section 16 Officer, as applicable. The minimum value for our named executive officers is as follows:

Position	Minimum Value
Chief Executive Officer	6x base salary
Other Named Executive Officers	3x base salary

For purposes of our Stock Ownership Policy, we only count directly and beneficially owned shares, including shares purchased through our ESPP or 401(k) Plan, if applicable, shares underlying vested RSUs, and shares held following settlement of PSUs and do not count vested but unexercised stock options. Each named executive officer has five years from the later of his or her designation as our Chief Executive Officer or Section 16 Officer, as applicable, or from the original effective date of the policy to obtain the required ownership level.

As of December 31, 2024, all of our executive officers are in compliance with our Stock Ownership Policy or are within the five-year phase in period.

Compensation Recovery Policy

In November 2023, our compensation committee adopted a compensation recovery ("clawback") policy in compliance with NYSE and SEC rules requiring public companies to recover excess incentive-based compensation from current and former executive officers in the event of an accounting restatement. Consistent with the requirements, this policy requires that if we are required to prepare an accounting restatement due to our material noncompliance with financial reporting requirements, we


must claw back from certain officers any incentive-based compensation received by them after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date) that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Code ("Section 162(m)"), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our compensation committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors in making its decisions and retains the flexibility to provide compensation for our executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our stockholders, which may include providing for compensation that is not deductible by us due to the deduction limit under Section 162(m).

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan for our executive officers, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards, and we have structured all such arrangements and awards in a manner to either avoid or comply with the applicable requirements of Section 409A of the Code. For our non-employee directors, we provide a Non-Employee Directors' Deferred Compensation Program, which has been structured to comply with the applicable requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our board of directors, including options to purchase shares of our common stock and other stock awards, based on the grant date fair value of these awards. This cost is recognized as an expense following the straight-line attribution method over the requisite service period. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from such awards.



Compensation and Talent Management Committee Report

Our compensation and talent management committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, our compensation and talent management committee has recommended to the board of directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Respectfully submitted by the members of our compensation and talent management committee of the board of directors:

Compensation and Talent Management Committee

Jeffrey Immelt (Chair)
Jeff Epstein
Miyuki Suzuki



Executive Compensation Tables

Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was paid to or earned by our named executive officers during 2022, 2023 and 2024.

Name and principal position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Khozema Shipchandler[4] Chief Executive Officer and Former President, Twilio Communications	2024	1,100,000	24,388,514	—	1,507,000	214,949	27,210,463
	2023	1,100,000	10,010,679	—	3,000,000	9,900	14,120,579
	2022	1,100,000	28,552,689	—	—	8,304	29,660,993
Aidan Viggiano[5] Chief Financial Officer	2024	850,000	8,360,364	—	1,164,500	13,460	10,388,324
	2023	793,462	11,946,693	—	2,750,000	9,900	15,500,055
Dana Wagner[6] Former Chief Legal Officer, Chief Compliance Officer and Corporate Secretary	2024	600,000	4,644,690	—	—	10,350	5,255,040
	2023	600,000	5,005,406	—	1,500,000	9,900	7,115,306
	2022	600,000	25,552,061	—	—	9,150	26,161,211
Jeff Lawson[7] Former Chief Executive Officer and Board Chair	2024	2,443	—	5,139,601	—	4,283,533	9,425,577
	2023	74,918	—	—	—	1,941	76,859
	2022	134,000	49,228,812	—	—	14,657	49,377,469

(1) The amounts reported in this column represent the aggregate grant date fair value of RSUs awarded to the named executive officers in 2022, 2023 and 2024, and PSUs awarded to the named executive officers in 2022 and 2024, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 26, 2025 and the assumptions noted below. If the PSUs were instead valued based on the maximum outcome of the applicable performance conditions, the grant date fair value of the PSUs granted in this column (i) for 2022, would be as follows: Mr. Shipchandler: $43,321,190; Mr. Wagner: $19,691,651; Mr. Lawson: $74,827,768, and (ii) for 2024, would be as follows: Mr. Shipchandler: $27,128,782; Ms. Viggiano: $6,510,953; Mr. Wagner: $3,617,272. Mr. Lawson did not receive a 2024 PSU award.

For the 2024 PSU awards, the fair value of the PSUs attributable to performance based on our relative total stockholder return was determined using a Monte Carlo simulation model using the following assumptions: (i) the expected term of 2.72 years was based on the time period from the grant date to the end of the performance period; (ii) the expected risk-free interest rate of 4.7% was based on the U.S. Treasury rates as of the grant date; and (iii) the expected volatility of 65.59% was based on the historical volatility of Twilio's Class A common stock.

(2) The amount reported in this column represents the incremental fair value associated with the extension of the exercise period of Mr. Lawson's vested stock options pursuant to the Lawson Separation Agreement (as described below), calculated as of the modification date in accordance with FASB ASC Topic 718. Please see the section titled "—Potential Payments Upon Termination or Change in Control" below for information regarding the Lawson Separation Agreement and a description of the exercise period extension.

(3) The amounts reported in this column for 2024 represent (i) in the case of Mr. Shipchandler, (1) 401(k) matching contributions, (2) payments related to home security installation of $94,822 and (3) $113,293 for reimbursement of taxes associated with such home security installation; (ii) in the case of Ms. Viggiano, (1) 401(k) matching contributions and (2) a tax gross up of $5,066 on a hotel gift card provided to Ms. Viggiano; (iii) In the case of Mr. Wagner, 401(k) matching contributions of $10,350; and (iv) in the case of Mr. Lawson, (1) 401(k) matching contributions and (2) amounts paid to Mr. Lawson in connection with his departure in January 2025, including (x) a lump sum cash payment of $99,840, (y) $45,949, representing 18 months of the employer portion of Mr. Lawson's COBRA premiums and (z) accelerated vesting of Mr. Lawson's outstanding time-based RSUs and options, covering 68,124 shares of common stock, with an estimated value of $4,137,683 based on the closing market price of our common stock on January 12, 2024, the effective date of the acceleration. Mr. Shipchandler also utilized a parking space at the Company's office building, to which the Company is entitled under its leasing arrangement and which was provided to Mr. Shipchandler at no additional cost to the Company.

(4) Mr. Shipchandler served as Chief Financial Officer from 2018 to 2021, Chief Operating Officer from October 27, 2021 until March 1, 2023, and President, Twilio Communications from March 1, 2023 until his appointment as Chief Executive Officer effective January 8, 2024.

(5) Ms. Viggiano served as Senior Vice President of Finance from 2021 until March 1, 2023, at which time she became our Chief Financial Officer. The amounts shown in this table for 2023 reflect an increase in Ms. Viggiano's base salary and additional equity awards issued in connection with her appointment as Chief Financial Officer in March 2023.

(6) Mr. Wagner's employment as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary ended on January 1, 2025 and he did not receive any non-equity incentive plan compensation for 2024.

(7) Mr. Lawson stepped down as our Chief Executive Officer and board chair effective January 8, 2024, and his employment with the Company ended on January 12, 2024.



Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to all plan-based awards granted to our named executive officers during 2024.

Name	Type of Award	Grant Date	Board Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5][6]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Khozema Shipchandler	RSUs	2/20/2024	2/16/2024	—	—	—	—	—	—	139,344	—	—	7,898,018
	PSUs	4/10/2024	4/10/2024	—	—	—	122,858	245,716	491,432	—	—	—	16,490,496
	Annual Bonus	—	—	550,000	1,100,000	1,650,000	—	—	—	—	—	—	—
Aidan Viggiano	RSUs	2/16/2024	2/16/2024	—	—	—	—	—	—	75,143	—	—	4,402,628
	PSUs	4/10/2024	4/10/2024	—	—	—	29,486	58,972	117,944	—	—	—	3,957,736
	Annual Bonus	—	—	425,000	850,000	1,275,000	—	—	—	—	—	—	—
Dana Wagner	RSUs	2/16/2024	2/16/2024	—	—	—	—	—	—	41,746	—	—	2,445,898
	PSUs	4/10/2024	4/10/2024	—	—	—	16,382	32,763	65,526	—	—	—	2,198,792
	Annual Bonus	—	—	300,000	600,000	900,000	—	—	—	—	—	—	—
Jeff Lawson	—	—	—	—	—	—	—	—	—	—	943,742	—	5,139,601

(1) The amounts reported in this column reflect the 2024 annual cash bonuses, which were granted under the Cash Bonus Plan. For a description of the 2024 cash bonus awards, including information on the threshold, target, maximum and actual award level achievement, as well as descriptions of the performance goals, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Annual Cash Incentives—2024 Cash Bonus Awards."

(2) The amounts reported in this column reflect the 2024 Annual PSUs, which were granted under the 2016 Plan. For a description of the 2024 Annual PSUs, including information on the threshold, target, and maximum award level achievement, as well as descriptions of the performance goals, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2024 Annual Equity Awards."

(3) The amounts reported in this column reflect the 2024 Annual RSUs, which were granted under the 2016 Plan. For a description of the 2024 Annual RSUs, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2024 Annual Equity Awards."

(4) The amount reported in this column represents certain of Mr. Lawson's vested stock options as to which the exercise period was extended pursuant to the Lawson Separation Agreement (as described below). Please see the section titled "—Potential Payments Upon Termination or Change in Control" below for information regarding the Lawson Separation Agreement and a description of the exercise period extension.

(5) The amounts reported in this column represent the aggregate grant date fair value of the RSUs and PSUs granted to the named executive officers in 2024, calculated in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 1 to the Summary Compensation Table above. These amounts do not reflect the actual economic value that may be realized from such awards.

(6) The amount reported in this column for Mr. Lawson represents the incremental fair value associated with the extension of the exercise period of Mr. Lawson's vested stock options pursuant to the Lawson Separation Agreement (as described below), calculated as of the modification date in accordance with FASB ASC Topic 718. Please see the section titled "—Potential Payments Upon Termination or Change in Control" below for information regarding the Lawson Separation Agreement and a description of the exercise period extension.



Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2024. Except as described below, all stock options and RSUs are subject to certain vesting acceleration provisions as provided in the applicable Executive Severance Plan, and PSUs are subject to certain vesting acceleration provisions as provided in the applicable grant agreement. See the section titled "—Potential Payments Upon Termination or Change in Control" below for information regarding the impact of certain employment termination scenarios or a change in control on outstanding equity awards.

Name	Grant Date	Option Awards[1][2] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[3]	Option Expiration Date	Stock Awards[1][2] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Khozema Shipchandler	11/01/2018[5]	35,418	—	76.63	10/31/2028	—	—	—	—
	2/22/2020[5]	44,158	—	117.94	2/21/2030	—	—	—	—
	2/25/2021[5]	18,126	—	377.59	2/24/2031	—	—	—	—
	11/11/2021[6]	8,952	4,613	298.00	11/11/2031	—	—	—	—
	11/11/2021[7]	—	—	—	—	2,546	275,172	—	—
	3/21/2022[8]	—	—	—	—	14,882	1,608,447	—	—
	3/21/2022[9]	—	—	—	—	—	—	22,931	2,478,382
	2/22/2023[10]	—	—	—	—	67,821	7,330,094	—	—
	2/20/2024[11]	—	—	—	—	104,508	11,295,225	—	—
	4/10/2024[12]	—	—	—	—	—	—	319,431	34,524,081
Aidan Viggiano	2/20/2020[5]	4,066	—	126.71	2/20/2030	—	—	—	—
	4/20/2021[13]	2,008	44	367.65	4/20/2031	—	—	—	—
	4/20/2021[14]	—	—	—	—	70	7,566	—	—
	11/11/2021[15]	—	—	—	—	2,470	266,958	—	—
	11/22/2021[16]	—	—	—	—	924	99,866	—	—
	3/21/2022[8]	—	—	—	—	4,252	459,556	—	—
	3/21/2022[9]	—	—	—	—	—	—	7,297	788,660
	2/22/2023[10]	—	—	—	—	62,169	6,719,226	—	—
	3/20/2023[17]	—	—	—	—	27,667	2,990,249	—	—
	2/16/2024[11]	—	—	—	—	56,358	6,091,173	—	—
	4/10/2024[12]	—	—	—	—	—	—	76,664	8,285,802
Dana Wagner	1/20/2022[18]	—	—	—	—	17,139	1,852,383	—	—
	3/21/2022[8]	—	—	—	—	6,739	689,442	—	—
	3/21/2022[9]	—	—	—	—	—	—	10,423	1,126,518
	2/22/2023[10]	—	—	—	—	33,910	3,664,993	—	—
	2/16/2024[11]	—	—	—	—	31,310	3,383,985	—	—
	4/10/2024[12]	—	—	—	—	—	—	42,592	4,603,333
Jeff Lawson	12/31/2015[5][19]	316,667	—	10.09	12/30/2025	—	—	—	—
	2/10/2017[5][19]	163,890	—	31.96	2/9/2027	—	—	—	—
	2/20/2018[5][19]	203,589	—	33.01	2/19/2028	—	—	—	—
	1/31/2019[5][19]	110,697	—	111.32	1/30/2029	—	—	—	—
	2/22/2020[5][19]	114,767	—	117.94	2/21/2030	—	—	—	—
	2/25/2021[5][19]	34,132	—	377.59	2/24/2031	—	—	—	—

(1)   Equity awards were granted pursuant to our 2016 Plan.

(2)   Unless otherwise described in the footnotes below, the vesting of each equity award on a vesting date is subject to the applicable named executive officer's continued employment with us through such vesting date.

(3)   This column represents the fair market value of a share of our common stock on the date of the grant, as determined by the administrator of our 2016 Plan.



(4)   The market values of the unvested RSUs and unearned PSUs are calculated by multiplying the number of unvested or unearned units, respectively, by the closing price of our common stock, as reported on the NYSE, of $108.08 per share on December 31, 2024.

(5)   The shares subject to the stock option are fully vested.

(6)   The shares subject to the stock option vest as follows: 33% of the shares subject to the stock option vest in equal quarterly installments between the first and second anniversaries of December 31, 2021, 33% of the shares subject to the stock option vest in equal quarterly installments between the second and third anniversaries of December 31, 2021 and 34% of the shares subject to the stock option vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2021.

(7)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of December 31, 2021, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of December 31, 2021 and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2021.

(8)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of January 1, 2022, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of January 1, 2022, and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of January 1, 2022. In connection with the termination of Mr. Wagner's employment as of January 1, 2025, all unvested RSUs held by Mr. Wagner as of that date were forfeited to us.

(9)   The PSUs vest in three tranches subject to the achievement of certain performance metrics for 2022, 2023 and 2024. The 2024 tranche was eligible to vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold were achieved for 2024. Vesting of these PSUs ranged up to 100% above the target based on levels of performance at or above threshold. This table shows the number of the 2024 tranche of PSUs eligible to vest at threshold performance. In February 2025, it was determined that none of the 2024 tranche of PSUs subject to these awards vested based on our performance for 2024. As a result, the following number of PSUs (at target) were outstanding as of December 31, 2024 but were forfeited in February 2025 based on our performance for 2024: 45,861 of these PSUs for Mr. Shipchandler and 14,593 of these PSUs for Ms. Viggiano. In connection with the termination of Mr. Wagner's employment as of January 1, 2025, all unvested PSUs held by Mr. Wagner as of that date were forfeited to us.

(10)   The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of January 1, 2023, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of January 1, 2023, and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of January 1, 2023. In connection with the termination of Mr. Wagner's employment as of January 1, 2025, all unvested PSUs held by Mr. Wagner as of that date were forfeited to us.

(11)   The RSUs vest as follows: 1/16th of the RSUs vest on March 31, 2024, and 1/16th of the RSUs vest quarterly for the next 15 quarters on June 30, September 30, December 31 and March 31. In connection with the termination of Mr. Wagner's employment as of January 1, 2025, all unvested RSUs held by Mr. Wagner as of that date were forfeited to us.

(12)   The PSUs vest in a single tranche based on the achievement over a three-year performance period covering 2024 through 2026 of (i) cumulative free cash flow targets and (ii) our relative total stockholder return measured against the S&P 500 Index. Vesting of these PSUs will range between zero for below threshold performance and up to 200% of target based on levels of performance at or above threshold, subject to a limitation on overperformance in the case of negative total stockholder return. This table shows the number of PSUs eligible to vest at free cash flow target performance and relative total stockholder return maximum performance. In connection with the termination of Mr. Wagner's employment as of January 1, 2025, all unvested PSUs held by Mr. Wagner as of that date were forfeited to us.

(13)   The shares subject to this option vest as follows: 1/16th of the shares subject to the stock option vest on May 15, 2021, and the remaining shares subject to the stock option vest monthly through January 15, 2025 on the 15th day of the month.

(14)   The RSUs vest as follows: 1/16th of the RSUs vest on May 15, 2021, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(15)   The RSUs vest as follows: 1/16th of the RSUs vest on November 20, 2021, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(16)   The RSUs vest as follows: 1/16th of the RSUs vest on February 15, 2022, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(17)   The RSUs vest as follows: 1/16th of the RSUs vest on August 15, 2023, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(18)   The RSUs vest as follows: 29.17% of the RSUs vest on February 15, 2023 and the remaining RSUs vest quarterly over the next eleven quarters on February 15, May 15, August 15 and November 15, with a final vesting of 2.08% of the RSUs on February 15, 2026. In connection with the termination of Mr. Wagner's employment as of January 1, 2025, all unvested RSUs held by Mr. Wagner as of that date were forfeited to us.

(19)   Pursuant to the Lawson Separation Agreement (as described below), Mr. Lawson received an extension of the exercise period of his vested stock options until the earliest to occur of: (i) the three-year anniversary of his employment termination date (or January 12, 2027), (ii) the applicable expiration date of the applicable stock option, or (iii) such earlier date as provided or permitted under the applicable equity plan.



Option Exercises and Stock Vested Table

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSUs and PSUs and the related value realized during 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Khozema Shipchandler	—	—	88,472	6,442,132
Aidan Viggiano	—	—	69,304	4,999,783
Dana Wagner	—	—	49,152	3,533,991
Jeff Lawson	—	—	56,518	4,137,683

(1)   The aggregate value realized upon the vesting and settlement of RSUs and PSUs is based on the number of shares underlying such awards that vested multiplied by the closing price of our shares of common stock on the NYSE on the vesting date or, if the vesting date was not a trading day, the closing price on the last trading day immediately preceding such vesting date.

Employment Agreements or Offer Letters with Named Executive Officers

We have entered into employment offer letters or promotion letters with each of our named executive officers, except Mr. Lawson, in connection with his or her employment with us that provide for, among other things, annual base salary and grants of equity awards. For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our named executive officers under these arrangements, see the description below and the section titled "—Potential Payments Upon Termination or Change in Control" below.

Khozema Shipchandler

On January 7, 2024, we entered into an employment agreement with Mr. Shipchandler in connection with his employment as our Chief Executive Officer. The employment agreement provided for Mr. Shipchandler's "at-will" employment and set forth his initial annual base salary, target bonus opportunity and RSU and PSU grants, as well as his eligibility to participate in our benefit plans generally. Mr. Shipchandler is subject to our standard employment, confidential information, invention assignment and arbitration agreement. The employment agreement superseded the previous employment offer letter we entered into with Mr. Shipchandler on August 22, 2018 in connection with his employment as Chief Financial Officer.

Aidan Viggiano

On February 10, 2023, we entered into a new employment offer letter with Ms. Viggiano in connection with Ms. Viggiano's appointment as our Chief Financial Officer. The employment offer letter provided for Ms. Viggiano's continued "at-will" employment and set forth her initial annual base salary and an initial stock RSU grant, which was granted in March 2023, as well as her eligibility to participate in our benefit plans generally. Ms. Viggiano is subject to our standard employment, confidential information, invention assignment and arbitration agreement. The employment offer letter superseded the previous employment offer letter we entered into with Ms. Viggiano on June 21, 2019 in connection with her initial employment as Vice President of Corporate Finance.

Dana Wagner

On October 5, 2021, we entered into an employment offer letter with Mr. Wagner, who served as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary until his employment with the Company terminated on January 1, 2025. The employment offer letter provided for Mr. Wagner's "at-will" employment and set forth his initial annual base salary, sign-on bonus, and an initial RSU award, as well as his eligibility to participate in our benefit plans generally. Mr. Wagner was also subject to our standard employment, confidential information, invention assignment and arbitration agreement.



Jeff Lawson

We have not entered into an employment offer letter or employment agreement with Mr. Lawson. See "—Potential Payments Upon Termination or Change in Control" below for a description of the separation agreement entered into with Mr. Lawson in connection with our Chief Executive Officer transition. Mr. Lawson's service as our Chief Executive Officer terminated effective January 8, 2024, and his employment with the Company terminated on January 12, 2024.

Potential Payments Upon Termination or Change in Control

Executive Severance Plans

Our Chief Executive Officer participates in the Amended Chief Executive Officer Severance Plan and each of our current named executive officers (other than our Chief Executive Officer), participates in the Amended Senior Executive Severance Plan (together with the Amended Chief Executive Officer Severance Plan, the "Executive Severance Plans"), as further described below. The Executive Severance Plans provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of our company. We most recently amended our Executive Severance Plans in September 2024, including to provide for the payment of a percentage of the executive's annual target bonus in certain change in control termination scenarios, as described below. We do not provide for any severance or change in control payments or benefits in our named executive officers' employment offer letters.

The Executive Severance Plans provide that upon (i) a termination of employment by us for any reason other than for "cause" (as defined in the applicable plan), death or disability or (ii) resignation of employment for "good reason" (as defined in the applicable plan), in each case, outside of the change in control period (i.e., the period beginning three months prior to and ending 12 months after, a "change in control," as defined in the applicable plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to 18 months of base salary for our Chief Executive Officer and 12 months of base salary for our other named executive officers (in each case, utilizing the higher of the annual base salary in effect immediately prior to termination or for the preceding fiscal year), and (ii) a monthly cash payment for up to 18 months for our Chief Executive Officer and up to 12 months for our other named executive officers equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us. In addition, upon a (i) termination of employment by us other than due to cause, death or disability or (ii) a resignation of employment for "good reason", in each case, outside of the change in control period, our Chief Executive Officer will be entitled to 12 months of acceleration of vesting for outstanding and unvested time-based equity awards.

The Executive Severance Plans provide that upon a (i) termination of employment by us other than due to cause, death or disability or (ii) resignation of employment for good reason, in each case, within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in our favor, (1) a lump sum cash payment equal to the sum of (A) 24 months of base salary for our Chief Executive Officer and 18 months of base salary for our other named executive officers (in each case, utilizing the higher of the annual base salary in effect immediately prior to termination or for the preceding fiscal year) and (B) 200% of annual target bonus for our Chief Executive Officer and 150% of annual target bonus for our other named executive officers (in each case, utilizing the higher of the annual target bonus in effect immediately prior to termination or for the preceding fiscal year), (2) a monthly cash payment for up to 24 months for our Chief Executive Officer and up to 18 months for our other named executive officers equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us, and (3) full accelerated vesting of all outstanding and unvested equity awards held by our named executive officers; provided, that the performance conditions applicable to any stock-based awards subject to performance conditions will be deemed satisfied at the target level specified in the terms of the applicable award agreement.

The payments and benefits provided under the severance plans in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him or her.


Other Change in Control Arrangements

The 2024 PSU grant agreement for each named executive officer provides that in the event of a Sale Event (as defined in the 2016 Plan) before the last day of the performance period, the compensation committee will, on a date prior to the closing of the Sale Event (the "Sale Event Certification Date") determine a number of shares eligible to vest ("Eligible Shares") utilizing an adjusted performance period as follows: (i) the free cash flow goal shall be calculated based on the higher of (1) the target level of performance and (2) the actual level of performance as of the Sale Event Certification Date and (ii) the relative total stockholder return portion shall be calculated based on (1) an adjusted performance period ending on the Sale Event Certification Date and (2) an ending price with respect our company equal to the price payable for a share of our common stock in connection with the Sale Event, provided that If our total stockholder return during the adjusted performance period is negative, then performance will be capped at 100%. The Eligible Shares so determined shall then vest (subject to continued employment) on December 31, 2026, except that in the event of a termination of employment that would otherwise entitle the executive to receive severance under the executive's applicable severance plan during the change in control period (as defined under the applicable severance plan), and subject to conditions to receiving severance under the applicable severance plan, 100% of such Eligible Shares shall instead vest on the later of the date of termination and the date of the Sale Event. All PSUs that do not vest based on such calculation shall be forfeited without payment.

The 2022 PSU grant agreement for each named executive officer provides that, upon a Sale Event (as defined in the 2016 Plan), (i) each then-outstanding PSU associated with the fiscal year in which the Sale Event occurs shall vest based on the higher of (1) the target level of performance or (2) the actual level of performance as of the Sale Event, as determined in the sole discretion of the compensation committee, and (ii) all PSUs with respect to such fiscal year that do not vest based on such calculation, and all PSUs with respect to any fiscal year that has not yet commenced as of the Sale Event, shall be forfeited without payment.

In connection with the departure of our former Chief Executive Officer, we entered into a separation agreement with Mr. Lawson dated January 7, 2024 (the "Lawson Separation Agreement"). In determining the benefits and payments to Mr. Lawson in connection with his departure, our compensation committee intended to facilitate an effective and smooth transition of Mr. Lawson's duties to Mr. Shipchandler in consideration of the significant strategic and operational changes underway, and to ensure access to Mr. Lawson and his institutional knowledge accumulated as the Company's co-founder and longstanding Chief Executive Officer. The compensation committee believed this represented a reasonable outcome in light of the benefits to the Company provided by the Lawson Separation Agreement and to be in the best interests of the Company and our stockholders. The Lawson Separation Agreement contains a customary release of claims and as consideration for the agreement provides that Mr. Lawson (1) received a lump sum cash payment equal to $99,840, (2) had his outstanding and unvested equity awards covering 68,124 shares of common stock that were subject to time-based vesting immediately vest in full and, if applicable, become exercisable as to 100% of those awards, (3) received an extension of the exercise period of his vested stock options until the earliest to occur of: (i) the three-year anniversary of his separation date, (ii) the applicable expiration date of the applicable stock option, or (iii) such earlier date as provided or permitted under the applicable equity plan, and (4) received $45,949 representing cash payment equal to 18 months of the employer portion of Mr. Lawson's monthly COBRA premiums. For additional information, see the "Summary Compensation Table" above.



The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers who were serving as named executive officers as of the end of 2024 under the Executive Severance Plans and award agreements described above, as applicable. The payments and benefits set forth below are estimated assuming that the termination or change in control event occurred on the last business day of 2024 using the closing market price of our stock on that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

Name	Payment Elements	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]	Change in Control without Termination of Employment ($)
Khozema Shipchandler	Salary	1,650,000[5]	2,200,000[6]	—
	Equity Acceleration[3][4]	9,259,106[7]	59,989,674[8]	4,956,657[9]
	Continued Benefits	32,123[10]	42,831[11]	—
	Annual Cash Bonus	—	2,200,000[12]	—
	Total	10,941,229	64,432,505	4,956,657
Aidan Viggiano	Salary	850,000[13]	1,275,000[14]	—
	Equity Acceleration[3][4]	—	26,497,606[8]	1,577,211[9]
	Continued Benefits	21,415[15]	32,123[10]	—
	Annual Cash Bonus	—	1,275,000[16]	—
	Total	871,415	29,079,729	1,577,211
Dana Wagner[17]	Salary	600,000[13]	900,000[14]	—
	Equity Acceleration[3][4]	—	16,447,171[8]	2,253,036[9]
	Continued Benefits	8,611[15]	12,916[10]	—
	Annual Cash Bonus	—	900,000[16]	—
	Total	608,611	18,260,087	2,253,036

(1) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "not in connection with a change in control" means outside of the change in control period.

(2) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period. Assumes that in connection with the change in control, outstanding equity awards would have otherwise been assumed, substituted or continued by the successor entity.

(3) Represents the market value of the shares underlying the stock options, RSUs and PSUs as of December 31, 2024, based on the closing price of our common stock, as reported on the NYSE, of $108.08 per share on such date.

(4) See "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Other Compensation Policies and Practices—Death Equity Acceleration Policy" which discusses the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

(5) Represents 18 months of our Chief Executive Officer's 2024 annual base salary.

(6) Represents 24 months of our Chief Executive Officer's 2024 annual base salary.

(7) Represents 12 months of accelerated vesting for outstanding and unvested time-based equity awards.

(8) Represents (i) acceleration of vesting of 100% of the total number of shares underlying outstanding and unvested time-based equity awards, (ii) vesting of the 2024 tranche of 2022 PSUs based on the target level of performance and (iii) vesting of the 2024 PSUs based on free cash flow target performance and relative total stockholder return maximum performance.

(9) Represents the vesting of the 2024 tranche of 2022 PSUs upon a change in control and assumes such PSUs vest at the target level of performance.

(10) Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination.

(11) Represents 24 months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination.

(12) Represents payment of our Chief Executive Officer's 2024 annual cash bonus at 200% of target.



(13)   Represents 12 months of the applicable named executive officer's 2024 annual base salary as in effect immediately prior to termination.

(14)   Represents 18 months of the applicable named executive officer's 2024 annual base salary as in effect immediately prior to termination.

(15)   Represents 12 months of our contribution toward health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination.

(16)   Represents payment of the applicable named executive officer's 2024 annual cash bonus at 150% of target.

(17)   Represents payments and benefits to which Mr. Wagner was entitled as of December 31, 2024. Mr. Wagner resigned effective January 1, 2025 and he did not receive any actual severance payments or benefits in connection with his departure.

Please see above for a description of the severance benefits Mr. Lawson received pursuant to the terms of the Lawson Separation Agreement.



CEO Pay Ratio

Pursuant to SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our employees (other than our Chief Executive Officer) for our last completed fiscal year, which ended December 31, 2024:

- the annual total compensation of our median employee was $229,615; and

- the annual total compensation of our Chief Executive Officer as reported in the "Total Compensation" column in the "Summary Compensation Table" included in this proxy statement was $27,210,463.

Based on this information, for 2024, the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was 119:1. We calculated the annual total compensation for the median employee using the same methodology we used for our named executive officers in our Summary Compensation Table to yield the median annual total compensation disclosed above.

Our median employee identified for 2023 was subsequently promoted and, as a result, we felt that it was no longer appropriate to use the same median employee in 2024 because the change in the median employee's compensation would result in a significant change in the pay ratio disclosure. However, because there were no changes in our employee population or our employee compensation arrangements that we believe would significantly impact our pay ratio disclosure for fiscal 2024, in accordance with SEC rules, we substituted a new median employee for fiscal 2024 with substantially similar fiscal 2023 compensation as our original median employee, using the same consistently applied compensation measure as was previously used, to calculate our fiscal 2024 pay ratio.

To identify the median employee for fiscal 2023, we reviewed total direct compensation based on our consistently applied compensation measure, which we calculated as actual salary paid to our employees for 2023, actual cash bonus, performance-based cash awards or sales commission earned by our employees in 2023, and the grant date fair value of equity awards granted to our employees in 2023. We used December 31, 2023 to determine our employee population. In determining this population, we included all worldwide full-time and part-time employees other than our Chief Executive Officer. For employees paid in other than U.S. dollars, we converted their compensation to U.S. dollars using the exchange rates used by us for various purposes in effect on December 31, 2023 and did not make any cost-of-living adjustments to such compensation. We did not annualize total direct compensation for employees employed by us for less than the full fiscal year. Using our consistently applied compensation measure, we identified a median employee. As noted above, for 2024, we substituted a new median employee with substantially similar fiscal 2023 compensation as the originally identified median employee.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. We believe our methodologies are reasonable and best reflect how we view these metrics. However, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



twilio

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our company. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis." In the tables below, Mr. Lawson is referred to as "PEO 1" and Mr. Shipchandler is referred to as "PEO 2".

In determining the "compensation actually paid" to our named executive officers (our "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in each such previous year, as the valuation methods for this disclosure under Item 402(v) differ from those required in reporting the compensation information in the Summary Compensation Table. For our NEOs other than our principal executive officer (our "PEO"), compensation is reported as an average.

Year	Summary Compensation Table Total for PEO 1[1]	Compensation Actually Paid to PEO 1[2]	Summary Compensation Table Total for PEO 2[3]	Compensation Actually Paid to PEO 2[4]	Average Summary Compensation Table Total for Non-PEO NEOs[5]	Average Compensation Actually Paid to Non-PEO NEOs[6]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[7]	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[8]	Net Income (Loss) (millions)[9]	Non-GAAP Income (Loss) from Operations (millions)[10]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2024	$ 9,425,577	$ 3,248,458	$27,210,463	$65,586,042	$ 7,821,682	$17,386,888	$110	$300	($ 109)	$714.4
2023	$ 76,859	$ 2,493,698	—	—	$12,689,130	$16,376,998	$ 77	$219	($1,015)	$533.0
2022	$49,377,469	($ 19,994,765)	—	—	$29,982,991	($ 1,557,065)	$ 50	$139	($1,256)	($ 4.5)
2021	$14,625,745	($ 7,753,781)	—	—	$14,523,754	($ 2,409,804)	$268	$194	($ 950)	$ 2.5
2020	$13,786,872	$121,274,654	—	—	$ 6,839,349	$74,018,467	$344	$144	($ 491)	$ 35.7

(1) Jeff Lawson served as our PEO during 2024 until January 8, 2024, and for the entirety of 2023, 2022, 2021 and 2020. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Lawson for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Lawson, as computed in accordance with Item 402(v) of Regulation S-K. The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Lawson during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Lawson's total compensation for the 2024 year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO 1	Reported Value of Equity Awards[(a)]	Equity Award Adjustments[(b)]	Compensation Actually Paid to PEO 1
2024	$9,425,577	($5,139,601)	($1,037,518)	$3,248,458

Note that due to rounding, the number shown in the "Compensation Actually Paid to PEO 1" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see our proxy statements filed with the SEC on April 26, 2023 and April 26, 2024 for the adjustments made to Mr. Lawson's total compensation for each of 2020, 2021, 2022 and 2023.

(a) The reported amount for 2024 represents the incremental fair value, computed in accordance with FASB ASC Topic 718, of the modification of outstanding vested stock options to extend the exercise deadline for Mr. Lawson due to the employee's termination. The exercise price did not change in connection with the modification and no additional stock options were granted.


(b) The equity award adjustments for 2024 include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in 2024 that are outstanding and unvested as of the end of 2024; (ii) the amount of change as of the end of 2024 (from the end of 2023) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of 2024; (iii) for awards that are granted and vest in 2024, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in 2024, the amount equal to the change as of the vesting date (from the end of 2023) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during 2024, a deduction for the amount equal to the fair value at the end of 2023; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in 2024 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for 2024. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	—	—	—	$4,972,448	($6,009,966)	—	($1,037,518)

Please see our proxy statements filed with the SEC on April 26, 2023 and April 26, 2024 for the equity award adjustments for each of 2020, 2021, 2022 and 2023.

(3) Khozema Shipchandler served as our CEO during 2024, commencing on January 8, 2024. The dollar amount reported in column (d) is the amount of total compensation reported for Mr. Shipchandler for the corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation Table."

(4) The dollar amounts reported in column (e) represent the amount of "compensation actually paid" to Mr. Shipchandler, as computed in accordance with Item 402(v) of Regulation S-K. The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Shipchandler during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to and Mr. Shipchandler's total compensation for the 2024 year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO 2	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Compensation Actually Paid to PEO 2
2024	$27,210,463	($24,388,514)	$62,764,093	$65,586,042

Note that due to rounding, the number shown in the "Compensation Actually Paid to PEO 2" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above.

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for 2024.

(b) The equity award adjustments for 2024 include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in 2024 that are outstanding and unvested as of the end of 2024; (ii) the amount of change as of the end of 2024 (from the end of 2023) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of 2024; (iii) for awards that are granted and vest in 2024, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in 2024, the amount equal to the change as of the vesting date (from the end of 2023) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during 2024, a deduction for the amount equal to the fair value at the end of 2023; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in 2024 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for 2024. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$61,108,238	$2,809,911	$2,536,583	($211,165)	($3,479,474)	—	$62,764,093

(5) The dollar amounts reported in column (f) represent the average of the amounts reported for our NEOs as a group (other than Mr. Lawson and, in the case of 2024, Mr. Shipchandler) in the "Total" column of the Summary Compensation Table in each applicable year. Our NEOs included in this calculation for each year are:

- 2024 – Aidan Viggiano and Dana Wagner
- 2023 – Khozema Shipchandler, Elena Donio, Aidan Viggiano and Dana Wagner


- 2022 – Khozema Shipchandler, Elena Donio, Eyal Manor and Dana Wagner
- 2021 – Khozema Shipchandler, Eyal Manor, Marc Boroditsky, Dana Wagner, George Hu and Chee Chew
- 2020 – Khozema Shipchandler, George Hu, Chee Chew and Karyn Smith

(6) The dollar amounts reported in column (g) represent the average amount of "compensation actually paid" to the NEOs as a group (other than Mr. Lawson and, in the case of 2024, Mr. Shipchandler), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (other than Mr. Lawson and, in the case of 2024, Mr. Shipchandler) during the applicable year. The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (other than Mr. Lawson and Mr. Shipchandler) for 2024 to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2024	$7,821,682	($6,502,527)	$16,067,733	$17,386,888

Note that due to rounding, the number shown in the "Average Compensation Actually Paid to Non-PEO NEOs" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see our proxy statements filed with the SEC on April 26, 2023 and April 26, 2024 for the adjustments made to the NEOs as a group (other than Mr. Lawson) total compensation for each of 2020, 2021, 2022 and 2023.

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2024	$14,036,102	$2,496,225	$1,063,881	($184,097)	($1,344,378)	—	$16,067,733

Please see our proxy statements filed with the SEC on April 26, 2023 and April 26, 2024 for the equity award adjustments for each of 2020, 2021, 2022 and 2023.

(7) TSR is determined based on the value of an initial fixed investment of $100 in our Class A common stock on December 31, 2019, assuming the reinvestment of any dividends.

(8) The peer group used for this purpose is the following published industry index: S&P 500 Information Technology Index, which is an industry index reported in our most recent Annual Report on Form 10-K.

(9) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(10) Non-GAAP income (loss) from operations is a non-GAAP financial measure. See Appendix D for non-GAAP definitions and reconciliations. While we use numerous financial and non-financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that non-GAAP income from operations is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to company performance.

Financial Performance Measures

The following table sets forth an unranked list of the most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance.

- Non-GAAP income from operations
- Organic revenue growth

We used fewer than three important financial performance measures to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance. The list above includes all financial performance measures that were used in 2024 for this purpose.

Non-GAAP income from operations and organic revenue growth are non-GAAP financial measures. See Appendix D for more information.



Relationship between Compensation Actually Paid presented in the Pay versus Performance Table and Other Table Elements

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

For purposes of the Pay versus Performance disclosure, we measure our TSR performance against the industry-focused index disclosed in the stock performance graph of our Annual Report on Form 10-K. The comparison assumes $100 was invested in our Class A common stock and in the S&P 500 Information Technology Index for the period starting December 31, 2019 and was held through the end of each year listed in the first table set forth above. All dollar values assume reinvestment of dividends paid by companies, where applicable, included in the S&P 500 Information Technology Index. Historical stock performance is not necessarily indicative of future stock performance.



Compensation Actually Paid vs. TSR



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Non-GAAP Income from Operations





Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to the shares of our common stock that may be issued under our existing equity compensation plans. We will not grant equity awards in the future under any of the equity compensation plans not approved by stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[1]	19,620,436[2]	$76.88[3]	33,002,004[4]
Equity compensation plans not approved by stockholders[5]	88,011	$35.46	—
Total	19,708,447	$74.15	33,002,004

(1) Includes the following plans: our 2008 Plan, 2016 Plan, and our ESPP. We no longer make grants subject to our 2008 Plan.

(2) Consists of stock options, RSUs, PSUs and DSUs. The number of 2022 PSUs included in this amount for the 2024 performance period reflects the number of shares that would be earned assuming 100% of target level performance. However, in February 2025, upon certification by the compensation committee of performance for the 2024 performance period, no shares were earned. The number of 2024 PSUs included in this amount reflects the number of shares that would be earned assuming 100% of target level performance.

(3) Excludes shares issuable upon vesting of outstanding RSUs, PSUs and DSUs as of December 31, 2024, since they have no exercise price.

(4) As of December 31, 2024, a total of 23,292,678 shares of our common stock were reserved for issuance pursuant to the 2016 Plan. This number includes 3,783,548 shares of our common stock reserved and available for issuance under the SendGrid 2017 Plan that we assumed, which were approved by the stockholders of SendGrid, but not by a separate vote of our stockholders; such shares became available for issuance under our 2016 Plan, but awards using such shares may not be granted to individuals who were employed, immediately prior to the acquisition, by us or our subsidiaries. The 2016 Plan provides that the number of shares reserved and available for issuance under the 2016 Plan will automatically increase each January 1, beginning on January 1, 2017, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. As of December 31, 2024, a total of 9,709,326 shares of our common stock were available for future issuance pursuant to the ESPP, including shares of our common stock subject to purchase during the current purchase period as of such date, which commenced on November 16, 2024 (the exact number of which will not be known until the purchase date on May 15, 2025). The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee.

(5) Includes shares of our common stock to be issued upon outstanding stock option and RSU awards under the following plans, which awards were assumed in connection with our acquisitions of SendGrid, Segment.io, Inc. ("Segment") and Zipwhip Inc. ("Zipwhip"): SendGrid's Amended and Restated 2012 Equity Incentive Plan and Amended and Restated 2017 Equity Incentive Plan; Segment's Fifth Amended and Restated 2013 Stock Option and Grant Plan; and Zipwhip's 2018 Equity Incentive Plan. No further grants may be made under any of these plans.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information available to us with respect to the beneficial ownership of our capital stock as of March 31, 2025, for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of percentage ownership of our common stock on 153,254,342 shares of our common stock outstanding on March 31, 2025. We have deemed shares of our capital stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2025 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We have deemed shares of our capital stock subject to RSUs for which the service condition has been satisfied or would be satisfied within 60 days of March 31, 2025 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person. Shares underlying DSUs are not included as beneficially owned.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	#	%
Named Executive Officers and Directors:		
Khozema Shipchandler[1]	177,566	*
Aidan Viggiano[2]	18,674	*
Dana Wagner	10,664	*
Jeff Lawson[3]	6,676,114	4.3
Charles Bell	—	*
Donna Dubinsky[4]	9,451	*
Jeff Epstein[5]	26,484	*
Jeffrey Immelt[6]	31,237	*
Deval Patrick	2,058	*
Erika Rottenberg[7]	37,588	*
Andrew Stafman[8]	3,669	*
Miyuki Suzuki	12,476	*



Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	#	**%**
All current directors and executive officers as a group (10 persons)[9]	319,203	*
5% Stockholders:		
The Vanguard Group[10]	18,003,927	11.7
BlackRock, Inc.[11]	10,512,625	6.9

*   Represents less than 1%.

(1)   Consists of (i) 69,759 shares of Class A common stock held by Mr. Shipchandler, and (ii) 107,807 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2025.

(2)   Consists of (i) 8,735 shares of Class A common stock held by Ms. Viggiano, (ii) 6,118 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2025, and (iii) 3,821 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2025.

(3)   Consists of (i) 4,808,772 shares of Class A common stock held by Mr. Lawson and Erica Freeman Lawson, as trustees of the Lawson Revocable Trust dated 10/2/11, (ii) 1,022,705 shares of Class A common stock held by J.P. Morgan Trust Company, as trustee of the Lawson 2014 Irrevocable Trust dated 12/29/2014, and (iii) 844,637 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2025.

(4)   Consists of 9,451 shares of Class A Common stock held by Ms. Dubinsky, as trustee of the Shustek-Dubinsky Family Trust.

(5)   Consists of 26,484 shares of Class A common stock held by Mr. Epstein, as trustee of the Epstein Family Revocable Trust.

(6)   Includes 30,591 shares of Class A common stock held jointly with Mr. Immelt's spouse.

(7)   Consists of 37,588 shares of Class A common stock held of record by Ms. Rottenberg, as trustee of the Erika Rottenberg Revocable Trust dated 1/28/2016.

(8)   Consists of 3,669 shares of Class A common stock held by Mr. Stafman. Pursuant to an arrangement between Mr. Stafman and Sachem Head Capital Management LP ("Sachem Head"), upon receipt of such shares, Mr. Stafman granted all right, title, interest, claims, and any other ownership interests in such shares to Sachem Head for no consideration. Uncas GP LLC ("SH Management") is the sole general partner of Sachem Head, and Scott D. Ferguson is the managing partner of Sachem Head. Each of Mr. Stafman, Sachem Head, SH Management, and Mr. Ferguson may be deemed to share voting and investment control over such shares.

(9)   Consists of (i) 201,457 shares of Class A common stock, (ii) 113,925 shares of Class A common stock subject to outstanding stock options that are exercisable within 60 days of March 31, 2025, and (iii) 3,821 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2025.

(10) Based on information reported by The Vanguard Group on Schedule 13G/A filed with the SEC on May 10, 2024. Of the shares of Class A common stock beneficially owned, The Vanguard Group reported that it has sole dispositive power with respect to 17,609,430 shares, shared dispositive power with respect to 394,497 shares and shared voting power with respect to 115,113 shares. The Vanguard Group listed its address as 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(11) Based on information reported by BlackRock, Inc. on Schedule 13G/A filed with the SEC on January 29, 2024. Of the shares of Class A common stock beneficially owned, Blackrock, Inc. reported that it has sole dispositive power with respect to 10,512,625 shares and sole voting power with respect to 9,486,684 shares. BlackRock, Inc. listed its address as 50 Hudson Yards, New York, New York 10001.



Procedural Matters

Questions and Answers About the Proxy Materials and Our Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters am I voting on?

You will be voting on:

- the election of the three Class III directors named in the proxy statement to serve until the 2028 annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025;

- a proposal to approve, on a non-binding advisory basis, the compensation of our named executive officers;

- a management proposal to amend our certificate of incorporation to declassify the board of directors;

- a management proposal to amend our certificate of incorporation to eliminate supermajority voting provisions;

- a management proposal to amend our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous provisions; and

- such other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of Donna Dubinsky, Deval Patrick and Miyuki Suzuki as Class III directors;

- "**FOR**" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025;

- "**FOR**" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement;

- "**FOR**" the approval of the management proposal to amend our certificate of incorporation to declassify the board of directors;

- "**FOR**" the approval of the management proposal to amend our certificate of incorporation to eliminate supermajority voting provisions; and

- "**FOR**" the approval of the management proposal to amend our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous provisions.

Who is entitled to vote?

Our only voting securities outstanding are shares of our Class A common stock, which we also refer to in this proxy statement as our "common stock". On June 28, 2023, each share of our Class B common stock then outstanding automatically converted into one share of our Class A common stock pursuant to the terms of our certificate of incorporation. Following such conversion, no additional shares of Class B common stock have been or will be issued. Holders of our Class A common stock as of the close of business on April 15, 2025, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 152,674,214 shares of our Class A common stock outstanding. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal.


Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote by internet at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1*: Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. "Plurality" means that the nominees who receive the largest number of "For" votes cast are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a "Withhold" vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

- *Proposal No. 2*: The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. This proposal is a "routine" matter under NYSE rules. Therefore, if you hold your shares in street name and do not provide voting instructions to your broker, bank, or other agent that holds your shares, your broker, bank, or other agent has discretionary authority to vote your shares on this proposal.

- *Proposal No. 3*: The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Since this proposal is an advisory vote, the result will not be binding on our board of directors, our compensation committee, or the Company. The board of directors and our compensation committee will consider the outcome of the vote when determining the compensation of our named executive officers.

- *Proposal No. 4*: The approval of a management proposal to amend our certificate of incorporation to declassify the board of directors requires the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of our common stock entitled to vote. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions and broker non-votes will have the same effect as a vote "Against" this proposal.

- *Proposal No. 5*: The approval of a management proposal to amend our certificate of incorporation to eliminate supermajority voting provisions requires the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of our common stock entitled to vote. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions and broker non-votes will have the same effect as a vote "Against" this proposal.

- *Proposal No. 6*: The approval of a management proposal to amend our certificate of incorporation to remove inoperative provisions, including references to Class B common stock, and update certain other miscellaneous


provisions requires the affirmative vote of at least a majority of the voting power of the outstanding shares of our common stock entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions and broker non-votes will have the same effect as a vote "Against" this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our bylaws and Delaware law. The presence, virtually or by proxy, of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withheld votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- by internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 8:59 p.m. Pacific Time on June 9, 2025 (have your Notice or proxy card in hand when you visit the website);

- by telephone at 1-800-690-6903, until 8:59 p.m. Pacific Time on June 9, 2025 (have your Notice or proxy card in hand when you call);

- by completing and returning your proxy card by mail prior to 8:59 p.m. Pacific Time on June 9, 2025 (if you received printed proxy materials); or

- by internet during the Annual Meeting by visiting www.virtualshareholdermeeting.com/TWLO2025 (have your Notice or proxy card in hand when you visit the website).

If you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by internet or telephone. However, the availability of internet and telephone voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares by internet at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by internet or by telephone;

- completing and returning a later-dated proxy card;

- notifying the Corporate Secretary of Twilio Inc., in writing, at 101 Spear Street, Fifth Floor, San Francisco, California 94105; or

- attending and voting by internet at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

We encourage stockholders to reach out to us by email at legalnotices@twilio.com instead of physical mail to help ensure prompt receipt of any communications related to voting.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.



Why is Twilio holding the meeting virtually?

We have designed the format of our Annual Meeting to provide stockholders with the same rights and opportunities to vote and participate as they would have at a physical meeting and to provide a consistent experience to all stockholders regardless of location. We are leveraging technology to hold a virtual Annual Meeting that expands convenient access to, and enables participation by, stockholders from any location around the world. We believe the virtual format encourages attendance and participation by a broader group of stockholders, while also reducing the costs and environmental impact associated with an in-person meeting. You will be able to vote and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2025. Our virtual Annual Meeting will be governed by our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2025 on the date of the Annual Meeting. We have designed the format of the virtual Annual Meeting so that stockholders have the same rights and opportunities to vote and participate as they would have at a physical meeting. Stockholders will be able to submit questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

Can I ask a question at the Annual Meeting?

Stockholders of record will be able to submit questions during the virtual meeting (at www.virtualshareholdermeeting.com/TWLO2025). Subject to time constraints, we will answer questions that comply with our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2025 on the date of the Annual Meeting. For example, questions related to personal grievances or that are not pertinent to Annual Meeting matters will not be addressed during the meeting.

What do I need to be able to attend the Annual Meeting online?

We will be hosting our Annual Meeting via live audio webcast only. If you are a stockholder as of the record date of April 15, 2025 and wish to virtually attend the Annual Meeting, you will need the 16-digit control number located on your Notice of Internet Availability of Proxy Materials or on your proxy card (if you receive a printed copy of the proxy materials). If you are a street name stockholder, you may not vote your shares of our common stock by internet at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. Instructions on how to participate in the Annual Meeting are also posted online at www.proxyvote.com. The webcast will start at 8:30 a.m. Pacific Time on June 10, 2025. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:15 a.m. Pacific Time on June 10, 2025, and you should allow ample time for the check-in procedures.

Where can I get technical assistance if I am having trouble accessing the meeting or during the meeting?

If you have difficulty accessing the meeting or during the meeting, please refer to the technical support telephone number posted on the virtual meeting website login page.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Khozema Shipchandler, our Chief Executive Officer and Director, and Juliana Chen, Vice President, Corporate Legal and Corporate Secretary, have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the date of the adjourned meeting as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 25, 2025 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the internet to help reduce the environmental impact and cost of our annual meetings of stockholders.


How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Your broker will not have discretion to vote your shares on any other proposals, which are "non-routine" matters, absent direction from you; these unvoted shares are counted as "broker non-votes." Proposals 1, 3, 4, 5 and 6 are considered to be "non-routine" under NYSE rules and we therefore expect broker non-votes to exist in connection with those proposals. Proposal 2 is a "routine" matter and therefore broker non-votes are not expected to exist in connection with this proposal.

Is there a list of registered stockholders entitled to vote at the Annual Meeting?

A list of our stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder of record for any purpose germane to the meeting during the 10-day period immediately prior to the date of the Annual Meeting. For access to the stockholder list, please contact us at legalnotices@twilio.com.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder of record at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder of record is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact Broadridge Financial Solutions, Inc.:

- by internet at www.proxyvote.com;
- by telephone at 1-800-579-1639; or
- by email at sendmaterial@proxyvote.com.

Street name stockholders may contact their broker, bank or other nominee to request information about householding.



What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2026 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 26, 2025. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Twilio Inc.
Attention: Corporate Secretary
101 Spear Street, Fifth Floor
San Francisco, California 94105

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) brought pursuant to our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors or (iii) properly brought before such annual meeting by a stockholder of record entitled to notice of and to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary and who is a stockholder of record at the time of giving such notice and the time of such annual meeting, and which notice must contain the information specified in our bylaws. To be timely for the 2026 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than 8:00 a.m., Pacific Time, on February 9, 2026; and

- not later than 5:00 p.m., Pacific Time, on March 11, 2026.

In the event that we hold the 2026 annual meeting of stockholders more than 30 days before or more than 30 days after the one-year anniversary of the Annual Meeting, then, for notice by the stockholder to be timely, it must be received by the Corporate Secretary not earlier than 8:00 a.m., Pacific Time, on the 120th day prior to such annual meeting and not later than 5:00 p.m., Pacific Time, on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear (or a qualified representative of such stockholder does not appear) to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Nomination of Director Candidates

Holders of our common stock may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Chief Legal Officer at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

If a stockholder who has notified us of his, her or its intention to nominate a director at an annual meeting of stockholders does not appear to present his, her or its nomination at such annual meeting, we are not required to present the nomination for a vote at such annual meeting.

In addition to satisfying the foregoing requirements under our bylaws, including the earlier notice deadlines set forth above and therein, to comply with the universal proxy rules in connection with our 2026 annual meeting, stockholders who intend to solicit


proxies in support of director nominees other than our nominees must provide proper written notice that sets forth all of the information required by Rule 14a-19(b) under the Exchange Act to our Corporate Secretary at the address set forth above.

Availability of Bylaws

A copy of our bylaws is available via the SEC's website at http://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.



Certain Relationships and Related Party Transactions

In addition to the compensation arrangements discussed in the section titled "Executive Compensation," including employment, termination of employment and change in control arrangements, the following is a description of each transaction since the beginning of our last fiscal year, and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers, or holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

In the second quarter of 2021, we entered into a sublease with Numenta, Inc. ("Numenta"), pursuant to which we subleased 2,420 square feet of our Redwood City office space to Numenta. Donna Dubinsky, a member of our board of directors, served as the Board Chair of Numenta until November 30, 2024 (and served as its Chief Executive Officer until 2022). The sublease was entered into on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and at market rates. The sublease provided for an initial 12-month term, commencing on August 1, 2021, and gave Numenta the option to renew for two 12-month extension periods. In January 2022, Numenta exercised its option to renew the sublease for the first additional 12-month period expiring July 31, 2023, and the monthly rent increased from $18,225 to $18,771.75 per month effective August 1, 2022. In January 2023, Numenta exercised its option to renew the sublease for the second additional 12-month period expiring July 31, 2024, and the monthly rent increased from $18,771.75 to $19,334.90 per month effective August 1, 2023. The total rent paid to us by Numenta during 2024 was approximately $135,344. Our sublease with Numenta expired by its terms on July 31, 2024.

Policies and Procedures for Related Party Transactions

As set forth in our audit committee charter, our audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which, as set forth in our Related Person Transaction Policy, are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our Related Person Transaction Policy, which sets forth guidelines regarding transactions between us and related persons, provides that a related person is defined as (i) any person who is, or at any time since the beginning of our last fiscal year was, a director, executive officer, or nominee for director, (ii) a security holder known to us to beneficially own more than 5% of our common stock, and (iii) any immediate family members of those described in (i) and (ii). Our audit committee charter provides that our audit committee shall review and oversee all transactions between our company and any related person, and that approval by the audit committee is required for any related person transaction, in accordance with the terms of our Related Person Transaction Policy.

Under this policy, our audit committee will review the relevant facts and circumstances of all related party transactions and either approve, ratify or disapprove of the entry into the transaction. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party, the extent of the related person's interest in the transaction, whether there are business reasons to enter into the transaction, whether the transaction would impair the independence of an outside director, and whether the transaction would present an improper conflict of interest for any director or executive officer. The policy grants standing pre-approval of certain transactions, including (i) certain compensation arrangements involving directors and executive officers that are required to be reported in our Annual Report on Form 10-K or proxy statement and, with respect to executive officer compensation, satisfy other criteria, including having been approved by our compensation committee or board of directors; (ii) certain transactions where the relationship between us and the related person arises only from the related person's position as a director (or, in the case of a partnership, as a limited partner) of, and/or having holdings of less than 10% of, such entity; (iii) transactions where a related party's interest arises solely from the ownership of our stock and all holders of our stock received the same benefit on a pro rata basis; and (iv) any indemnification or advancement of expense made pursuant to our certificate of incorporation or bylaws or any agreement.



Other Matters

2024 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2024 are included in our annual report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at https://investors.twilio.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "aim," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement include, but are not limited to, statements about: our future financial performance, including our expected financial results and goals and our ability to drive growth, profitability, free cash flow and stockholder returns and increase our market share; our anticipated strategies and business plans and our ability to execute on them; our expectations regarding our compensation programs and their effects on executive performance; our expectations regarding share repurchases; and our corporate governance efforts. The outcomes of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent filings with the SEC. We undertake no obligation to update or review any forward-looking statements made in this proxy statement, except as required by law.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
San Francisco, California
April 25, 2025

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APPENDIX A
Proposed Amendments to Our Certificate of Incorporation (Proposal No. 4)

The proposed amendments to Article VI, Sections C. and D. of our certificate of incorporation related to Proposal No. 4 are shown below. Additions are indicated by underlining and deletions are indicated by strike-outs.

ARTICLE VI
* * *

C.   Classified Board Structure. From and after the Effective Time, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III, until the conclusion of the 2028 annual meeting of stockholders (the "2028 Annual Meeting"), as described below. Class I directors have a term expiring at the 2026 annual meeting of stockholders (the "2026 Annual Meeting"); Class II directors have a term expiring at the 2027 annual meeting of stockholders; and Class III directors have a term expiring at the 2028 Annual Meeting. Each director elected by the stockholders prior to the 2026 Annual Meeting shall continue to serve as a director for the term for which such director was elected. Each director elected at or after the 2026 Annual Meeting shall be elected for a term expiring at the next annual meeting of stockholders. At the conclusion of the 2028 Annual Meeting, the Board of Directors shall cease to be classified. ~~The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Effective Time, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the Effective Time and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.~~

Notwithstanding the foregoing provisions of this Article VI, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, and until the 2028 Annual Meeting, if the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D.   Removal; Vacancies. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, for so long as the board of directors is divided into classes pursuant to Article VI Section C, any director may be removed from office by the stockholders of the Corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen, and following the conclusion of the 2028 Annual Meeting, the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified.

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APPENDIX B
Proposed Amendments to Our Certificate of Incorporation (Proposal No. 5)

The proposed amendments to Article X of our certificate of incorporation related to Proposal No. 5 are shown below. Additions are indicated by underlining and deletions are indicated by strike-outs.

ARTICLE X

If any provision of this Amended and Restated Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Amended and Restated Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Amended and Restated Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Amended and Restated Certificate of Incorporation shall be enforceable in accordance with its terms.

Except as provided in ARTICLE VIII and ARTICLE IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent with, ARTICLE VI, ARTICLE VII, ARTICLE VIII, ARTICLE IX or this ARTICLE X.

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APPENDIX C
Proposed Amendments to Our Certificate of Incorporation (Proposal No. 6)

The proposed amendments to Articles IV and V of our certificate of incorporation related to Proposal No. 6 are shown below. Additions are indicated by underlining and deletions are indicated by strike-outs.

ARTICLE IV

A. Classes of Stock. The total number of shares of capital stock that the Corporation shall have authority to issue is 1,~~2~~100,000,000, consisting of the following: 1,000,000,000 shares of Class A Common Stock, par value $0.001 per share ("**Class A Common Stock**"), ~~100,000,000 shares of Class B Common Stock, par value $0.001 per share ("**Class B Common Stock**"),~~ and 100,000,000 shares of undesignated Preferred Stock, par value $0.001 per share ("**Preferred Stock**").

~~Immediately upon the acceptance of this Amended and Restated Certificate of Incorporation for filing by the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of the Corporation's capital stock issued and outstanding or held as treasury stock immediately prior to the Effective Time, shall, automatically and without further action by any stockholder, be reclassified as, and shall become, one share of Class B Common Stock.~~

B. Rights of Preferred Stock. The Board of Directors ~~of the Corporation (the "**Board of Directors**")~~ is authorized, subject to any limitations prescribed by law but to the fullest extent permitted by law, to provide by resolution for the designation and issuance of shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, (which may include, without limitation, full, limited or no voting powers), preferences, and relative, participating, optional or other rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to file a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "**Preferred Stock Designation**"), setting forth such resolution or resolutions.

C. Vote to Increase or Decrease Authorized Shares of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate class vote of the holders of Preferred Stock, or any separate series votes of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

D. ~~Rights of~~ Class A Common Stock ~~and Class B Common Stock~~. ~~The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of Class A Common Stock and Class B Common Stock are as follows:~~

1. ~~Voting Rights.~~

~~(a) General Right to Vote Together; Exception. Except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders; *provided, however*, s~~Subject to the terms of any Preferred Stock Designation, the number of authorized shares of Class A Common Stock ~~or Class B Common Stock~~ may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote.

~~(b) Votes Per Share~~2. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Class A Common Stock shall be entitled to one (1) vote for each such share~~, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each such share~~.



2.   Identical Rights. Except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(a)   Dividends and Distributions. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class; provided, however, that in the event a Distribution is paid in the form of Class A Common Stock or Class B Common Stock (or Rights to acquire such stock), then holders of Class A Common Stock shall receive Class A Common Stock (or Rights to acquire such stock, as the case may be) and holders of Class B Common Stock shall receive Class B Common Stock (or Rights to acquire such stock, as the case may be).

(b)   Subdivision or Combination. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(c)   Equal Treatment in a Change of Control or any Merger Transaction. In connection with any Change of Control Transaction, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class, unless (i) the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively.

3.   Conversion of Class B Common Stock.

(a)   Voluntary Conversion. Each one (1) share of Class B Common Stock shall be convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(b)   Automatic Conversion. Shares of Class B Common Stock shall automatically, without any further action, convert into an equal number of shares of Class A Common Stock upon the earlier of:

(i)   a Transfer of such share; provided that no such automatic conversion shall occur in the case of a Transfer by a Class B Stockholder, for tax or estate planning purposes, to any of the persons or entities listed in clauses (A) through (E) below (each, a "Permitted Transferee") and from any such Permitted Transferee back to such Class B Stockholder and/or any other Permitted Transferee established by or for such Class B Stockholder:

(A)   a family member of such Class B Stockholder, which shall include with respect to any natural person who is a Class B Stockholder, the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Class B Stockholder; and provided, further, that lineal descendants shall include adopted persons, but only so long as they are adopted during minority;

(B)   a trust for the benefit of such Class B Stockholder or persons other than the Class B Stockholder so long as the Class B Stockholder and/or family members of such Class B Stockholder have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided such Transfer does not involve any payment of cash, securities, property or other consideration (other



than an interest in such trust) to the Class B Stockholder and, provided, further, that in the event such Class B Stockholder and/or family members of such Class B Stockholder no longer have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(C) a trust under the terms of which such Class B Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (or successor provision) and/or a reversionary interest so long as the Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided, however, that in the event the Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(D) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (or successor provision), or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event the Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(E) a corporation, partnership or limited liability company in which such Class B Stockholder directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as applicable, or otherwise has legally enforceable rights, such that the Class B Stockholder and/or family members of such Class B Stockholder retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company; provided, however, that in the event the Class B Stockholder and/or family members of such Class B Stockholder no longer own sufficient shares, partnership interests or membership interests, as applicable, or no longer has sufficient legally enforceable rights to ensure the Class B Stockholder and/or family members of such Class B Stockholder retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company, as applicable, each share of Class B Common Stock then held by such corporation, partnership or limited liability company, as applicable, shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; and

(ii) the date specified by a written notice and certification request of the Corporation to the holder of such share of Class B Common Stock requesting a certification, in a form satisfactory to the Corporation, verifying such holder's ownership of Class B Common Stock and confirming that a conversion to Class A Common Stock has not occurred, which date shall not be less than sixty (60) calendar days after the date of such notice and certification request; provided that no such automatic conversion pursuant to this subsection (ii) shall occur in the case of a Class B Stockholder or its Permitted Transferees that furnishes a certification satisfactory to the Corporation prior to the specified date.

(c) Conversion Upon Death or Incapacity of a Class B Stockholder.

(i) Each share of Class B Common Stock held of record by a Class B Stockholder who is a natural person, or by such Class B Stockholder's Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death or Incapacity of such Class B Stockholder.


(d)   Automatic Conversion of all Outstanding Class B Common Stock. Each one (1) share of Class B Common Stock shall automatically, without any further action, convert into one (1) share of Class A Common Stock upon the date specified by affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of Class B Common Stock, voting as a single class.

(e)   Final Conversion of Class B Common Stock. On the Final Conversion Date, each one (1) outstanding share of Class B Common Stock shall automatically, without any further action, convert into one (1) share of Class A Common Stock. Following such conversion, the reissuance of all shares of Class B Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing by the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class B Common Stock in this Amended and Restated Certificate of Incorporation shall be eliminated.

(f)   Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(g)   Immediate Effect. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section D.3 or upon the Final Conversion Date, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Final Conversion Date, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section D.3 shall be retired and may not be reissued.

(h)   Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

E.   No Further Issuances. Except for the issuance of Class B Common Stock issuable upon exercise of Rights outstanding at the Effective Time or a dividend payable in accordance with Article IV, Section D.2(a), the Corporation shall not at any time after the Effective Time issue any additional shares of Class B Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock. After the Final Conversion Date, the Corporation shall not issue any additional shares of Class B Common Stock.

ARTICLE V

The following terms, where capitalized in this Amended and Restated Certificate of Incorporation, shall have the meanings ascribed to ~~them~~ it in this Article V:

"**Effective Time**" means 8:03 AM, Eastern Time, on June 28, 2016.

"~~**Change of Control Share Issuance**~~" ~~means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities representing more than two percent (2%) of the total voting power (assuming Class A Common Stock and Class B Common Stock each have one (1) vote per share) of the Corporation before such issuance to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the Corporation (assuming Class A Common Stock and Class B Common Stock each have one (1) vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the Corporation (assuming Class A Common Stock and Class B Common Stock each have one (1) vote per share).~~


"**Change of Control Transaction**" means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Corporation's Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), *provided that* any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "**Change of Control Transaction**"; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation *and* more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis à vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation *and* more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; and (iv) any Change of Control Share Issuance.

"**Class B Stockholder**" means (i) the registered holder of a share of Class B Common Stock at the Effective Time and (ii) the registered holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Effective Time.

"**Distribution**" means (i) any dividend or distribution of cash, property or shares of the Corporation's capital stock; and (ii) any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

"**Final Conversion Date**" means 5:00 p.m. in New York City, New York on the first Trading Day falling on or after the seventh (7th) year anniversary of the Effective Time.

"**Incapacity**" shall mean that such holder is incapable of managing his or her financial affairs under the criteria set forth in the applicable probate code that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute regarding whether a Class B Stockholder has suffered an Incapacity, no Incapacity of such holder will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court of competent jurisdiction.

"**Rights**" means any option, warrant, restricted stock unit, conversion right or contractual right of any kind to acquire shares of the Corporation's authorized but unissued capital stock.

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Securities Exchange**" means, at any time, the registered national securities exchange on which the Corporation's equity securities are then principally listed or traded, which shall be the New York Stock Exchange or NASDAQ Global Market (or similar national quotation system of the NASDAQ Stock Market) ("**NASDAQ**") or any successor exchange of either the New York Stock Exchange or NASDAQ.


"**Trading Day**" means any day on which the Securities Exchange is open for trading.

"**Transfer**" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "**Transfer**" shall also include, without limitation, (i) a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Class B Common Stock by proxy or otherwise; *provided, however*, that the following shall not be considered a "**Transfer**": (a) the grant of a proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of Class B Common Stock by a Class B Stockholder that creates a mere security interest in such shares pursuant to a *bona fide* loan or indebtedness transaction so long as the Class B Stockholder continues to exercise Voting Control over such pledged shares; *provided, however*, that a foreclosure on such shares of Class B Common Stock or other similar action by the pledge shall constitute a "**Transfer**"; or (c) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any Class B Stockholder possesses or obtains an interest in such holder's shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "**Transfer**" of such shares of Class B Common Stock.

"**Voting Control**" with respect to a share of Class B Common Stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement, or otherwise.



APPENDIX D
NON-GAAP Financial Measures

Non-GAAP Financial Measures

In addition to financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this proxy statement includes certain non-GAAP financial measures described below. We use these non-GAAP financial measures to evaluate our ongoing operations, for internal planning and forecasting purposes, and to set targets for our employee compensation programs. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Non-GAAP Income (Loss) from Operations

For the periods presented, we define non-GAAP income (loss) from operations (which is also referred to as "non-GAAP operating profit" and "non-GAAP operating income") as GAAP income (loss) from operations adjusted to exclude, as applicable, stock-based compensation, amortization of acquired intangibles, loss on net assets divested, acquisition and divestiture related expenses, payroll taxes related to stock-based compensation, charitable contributions, restructuring costs, and impairment of long-lived assets.

Organic Revenue

For the periods presented, we define organic revenue as GAAP revenue, excluding (i) revenue from each acquired business and revenue from application-to-person ("A2P") 10DLC fees imposed by major U.S. carriers on our core messaging business, in each case until the beginning of the first full quarter following the one-year anniversary of the closing date of such acquisition or the initial date such fees were charged and (ii) revenue from each divested business beginning in the quarter of the closing date of such divestiture; provided that (a) if an acquisition closes or such fees are initially charged on the first day of a quarter, such revenue will be included in organic revenue beginning on the one-year anniversary of the closing date of such acquisition or the initial date such fees were charged and (b) if a divestiture closes on the last day of a quarter, such revenue will be included in organic revenue for that quarter. A2P 10DLC fees are fees imposed by U.S. mobile carriers for A2P SMS messages delivered to its subscribers, and we pass these fees to our messaging customers at cost.

Organic Revenue Growth

For the periods presented, we calculate organic revenue growth by dividing (i) organic revenue for the period presented less organic revenue in the corresponding period in the prior year by (ii) organic revenue in the corresponding period in the prior year. If revenue from certain acquisitions, divestitures or A2P 10DLC fees is included or excluded in organic revenue in the period presented, then revenue from the same acquisitions, divestitures and A2P 10DLC fees is included or excluded in organic revenue in the comparative period for purposes of the organic revenue growth calculation. As a result, organic revenue used in this calculation for the comparative period will not always equal organic revenue reported for the comparative period.

Free Cash Flow

For the periods presented, we define free cash flow as net cash provided by (used in) operating activities, excluding capitalized software development costs and purchases of long-lived and intangible assets.



Reconciliation of Non-GAAP Financial Measures to GAAP

Non-GAAP Income (Loss) from Operations to Income (Loss) from Operations

	Year Ended December 31	
	2024	**2023**
	(in thousands)	
GAAP loss from operations	$ (53,708)	$(876,541)
Non-GAAP adjustments:	—	—
Stock-based compensation	613,429	662,842
Amortization of acquired intangibles	111,851	192,307
Acquisition and divestiture related expenses	—	5,555
Loss on net assets divested	—	32,277
Payroll taxes related to stock-based compensation	9,642	12,985
Charitable contributions	19,907	17,346
Restructuring costs	13,273	165,733
Impairment of long-lived assets	—	320,504
Non-GAAP income from operations	$714,394	$ 533,008

Organic Revenue and Organic Revenue Growth to Revenue and Revenue Growth

	Year Ended December 31
	2024
	(in thousands)
GAAP Revenue	$4,458,036
Organic revenue	$4,458,036
GAAP revenue growth	7%
Organic revenue growth	9%[1]

(1)   Organic revenue for the year ended December 31, 2023, when used in the calculation of organic revenue growth for the year ended December 31, 2024, excludes $52.8 million of divestiture revenue. Revenue for the year ended December 31, 2023 was $4.15 billion.



Free Cash Flow to Net Cash Provided by (Used In) Operating Activities

	Year Ended December 31		
	2024	**2023**	**2022**
	(in thousands)		
Net cash (used in) provided by operating activities	$ 716,241	$ 414,752	$(254,368)
Less: Capitalized software development costs	51,808	39,925	(45,761)
Less: Purchase of long-lived and intangible assets	6,978	11,310	(34,421)
Free cash flow	$ 657,455	$ 363,517	$(334,550)
Net cash (used in) provided by investing activities	$ 1,370,837	$ 228,603	$(616,452)
Net cash (used in) provided by financing activities	$(2,311,572)	$(643,610)	$ 45,007

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended December 31, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-37806

TWILIO INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-2574840**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Spear Street, Fifth Floor
San Francisco, California 94105
(Address of principal executive offices) (Zip Code)

(415) 390-2337
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	TWLO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act: Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of stock held by non-affiliates as of June 30, 2024 (the last business day of the registrant's most recently completed second quarter) was $9.1 billion based upon $56.81 per share, the closing price of the registrant's Class A common stock on that date on the New York Stock Exchange. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the registrant is not bound by this determination for any other purpose.

As of February 14, 2025, 152,633,605 shares of the registrant's Class A common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

TWILIO INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2024
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance, including expectations regarding our revenue, revenue growth, cost of revenue, gross profit, gross margin and operating expenses, our ability to generate positive cash flow and ability to achieve and sustain profitability on GAAP and non-GAAP bases, the factors affecting our results of operations, the timing of future expenses, the end dates for certain types of expenses, and the assumptions underlying such expectations;

- the realignment of our business unit structure, including its expected costs and benefits and the related accounting determinations;

- our ability to execute on our vision for our platform, including delivering new product releases and enhancements, reducing friction across our platform and streamlining cross-channel orchestration;

- our ability to successfully deliver an interoperable platform that allows businesses to harness the power of customer data and consumer insights to improve customer engagement;

- our ability to leverage artificial intelligence and machine learning, including to develop products and features for our customers and internal applications for our own operational efficiency;

- our ability to drive revenue growth, improve profitability and increase our market share, including by forming and expanding partnerships with independent software vendors and other partners, improving our self-service capabilities, cross-selling our products and expanding internationally;

- our ability to simplify and modernize our business processes and improve our overall operating efficiency;

- our ability to compete effectively in an intensely competitive market, including our ability to set optimal prices for our products and adapt and respond effectively to rising costs, competing offerings, rapidly changing technology and technology trends, and evolving customer needs and preferences;

- our anticipated investments in sales and marketing, research and development and additional systems and processes to support our growth;

- our ability to maintain reliable service levels for our customers;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to comply with modified or new industry standards, laws and regulations applying to our business;

- our ability to manage changes in network service provider fees that we pay in connection with the delivery of communications on our platform;

- investments and costs required to prevent, detect and remediate potential cybersecurity threats, incidents and breaches of ours or our customers' systems or information;

- our ability to optimize our network service provider coverage and connectivity;

- our ability to work closely with email inbox service providers to maintain deliverability rates;

- the impact and expected results from changes in our relationships with our larger customers;

- the impact of global economic and political conditions and uncertainties on our business, customers and partners;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- our expectations regarding share repurchases;

- our ability to successfully defend litigation brought against us;

- the anticipated results of our foreign currency hedging activities;

- our ability to service the interest on our 3.625% senior notes due 2029 ("2029 Notes") and on our 3.875% notes due 2031 ("2031 Notes," and together with the 2029 Notes, the "Notes"), and repay such Notes;

- our customers' and other platform users' violation of our policies or other misuse of our platform; and

- our ability to successfully integrate acquired businesses and realize the benefits of our past or future strategic acquisitions, divestitures or investments.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described below in Part I, Item 1A, "Risk Factors," and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

PART I

Item 1. *Business*

Overview

We envision a world in which every digital interaction between businesses and their customers is amazing. By combining our leading communications capabilities, plus rich contextual data, plus generative and predictive artificial intelligence ("AI"), we enable businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted, and personalized customer experiences at scale. We offer communications application programming interfaces ("APIs") that enable developers to embed numerous forms of messaging, voice, email, and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our customer data platform, digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty, and increased customer value. Our platform, which combines our highly customizable communications APIs with customer data management capabilities and AI-powered predictions and recommendations, allows businesses to break down data silos and build a comprehensive single source for their customer data that is organized into unique profiles that are easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized, and effective communications to their customers at every stage of their customer relationships at scale. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

On January 1, 2025, we realigned our business unit structure into a functional support model under one organization. We believe that operating as one organization best positions us as we seek to deliver one trusted, smart and integrated platform that enables more personalized communications and engagements for customers. Despite realigning our organizational structure, we continue to have two reportable segments. Our Communications reportable segment consists of a variety of APIs and software solutions to optimize communications between our customers and their end users. Our key offerings in our Communications reportable segment include Messaging, Voice, Email (which includes Marketing Campaigns), Flex, and User Authentication and Identity. Our Segment reportable segment consists of software products that enable businesses to leverage their contextual data to create unique customer profiles and achieve more effective customer engagement. Our key offering in our Segment reportable segment is our Segment product.

We have experienced substantial growth in our business since inception, and as of December 31, 2024, we had over 325,000 Active Customer Accounts representing organizations from small and medium-sized businesses to large enterprises across a broad range of industries. Our growth has predominantly been organic as a result of new customer acquisition, as well as customers increasing their usage of our products, extending their usage of our products to new applications, or adopting new products that we offer. We have also fueled our growth through strategic acquisitions and integrations of businesses that complemented our pre-existing products and allowed us to expand our platform and to add new customer accounts.

Our Platform

We aim to deliver the leading customer engagement platform that intelligently orchestrates customer engagement across the entire customer life cycle by combining our communications capabilities with rich contextual data and AI. Our trusted, simple, and smart platform provides developers with tools to build, scale, and deploy real-time communications within software applications, while simultaneously offering technology that allows businesses to harness the power of contextual data to develop more informed insights about their customers. The data that our platform securely collects, supported by our AI-powered predictions and recommendations, can inform interactions across the customer journey to achieve more personalized, timely, and impactful customer engagement. This in turn empowers businesses to build more productive and personalized one-to-one relationships, at scale, through both easy-to-use APIs and extensible software products. Trust in our platform is a top priority as we continue to innovate, and we prioritize trust through investments in system availability and security.

We offer highly customizable APIs and products to build rich contextual communications within applications, allowing developers to build orchestrated engagements with customers worldwide. We also offer solutions for user authentication and identity, and advanced compliance and regulatory management software to support success within a changing ecosystem of regulations. Additionally, our customer data platform enables businesses to collect, contextualize, and leverage first-party and real-time customer data to create highly personalized experiences and campaigns across multiple channels. It also allows businesses to break down data silos across their organizations and to leverage a single unified source of customer data for their various business teams. Our products can be used individually or in combination to enable more personalized, timely, and impactful communications and engagements across the customer journey.

Our platform is connected to our Super Network ("Super Network"), a software layer that enables our customers' applications to communicate with devices globally. The Super Network interconnects communications networks and inbox services providers around the world and continually analyzes billions of data points to optimize the quality and cost of communications that flow through our platform. The Super Network also contains a set of APIs that gives our customers access to additional foundational components offered through our platform, such as phone numbers and session initiation protocol trunking.

Our key products include:

- **Messaging.** Twilio Programmable Messaging and Conversations ("Messaging") are APIs to send and receive SMS, MMS, RCS, and over-the-top (e.g., WhatsApp and Facebook Messenger) messages globally over a variety of sender types. Messaging uses intelligent sending features to ensure messages reliably reach end users wherever they are. Our customers use these APIs to address numerous use cases, including account notifications, marketing, mass alerts, and order confirmations, as well as multi-party and conversational use cases, such as conversational marketing, sales support, and customer care.

- **Voice.** Twilio Programmable Voice ("Voice") is an API that allows developers to build solutions to make, manage, and receive phone calls globally through a browser, application, phone, or other methods. Our voice software, which works over both the traditional public switched telephone network and over Internet Protocol ("VoIP"), allows developers to incorporate advanced voice functionality such as integrations with AI-based virtual agents, text-to-speech, global conferencing, emergency calling, call recording, and media streams, as well as address use cases such as contact centers, interactive voice response systems, call tracking, analytics solutions and anonymized communications.

- **Email.** Twilio SendGrid Email ("Email") is an API and no-code user interface that solves email delivery challenges at scale. Built on our proprietary mail transfer agent, Email enables customers to build customized solutions and optimize for inbox placement. Our Email API allows businesses to integrate with multiple leading development frameworks and client libraries in multiple languages as well as customize content. It also provides sender authentication, security, mailbox compliance, and delivery dashboards. Our Marketing Campaigns product, which features a no-code user interface and is built on top of our Email infrastructure, enables email campaign sending at scale. Marketing Campaigns includes email design and templates, list management, dynamic content and email testing. Businesses use our Email products for both marketing messages and transactional emails, including promotional offers, newsletters, shipping notifications, password resets, and sign-up confirmations.

- **Flex.** Twilio Flex ("Flex") is a digital engagement center for the entire customer journey—a sales tool for pre-purchase conversations, a cloud-based contact center, and an in-app digital concierge. Flex is built for the new world of tailored customer experiences and omnichannel communications, allowing businesses to deploy a broad array of personalized, data-driven customer engagement channels while providing the tools to easily create, change or extend any part of their custom solutions. With Flex, businesses can rapidly deploy a tailored cloud-based engagement center that addresses their specific needs.

- **User Authentication and Identity.** Our User Authentication and Identity solutions enable registering, onboarding, and recognizing customers. Twilio Verify ("Verify") is a managed solution for multi-channel user verification, which effectively adds security at the point of new user activation and onwards, providing a low-friction and secure login experience. Using Verify for two-factor authentication, businesses can add an extra layer of security to their applications with passwords sent to users via SMS, voice, email, or push notifications, as well as passkeys. Verify includes Fraud Guard, which is aimed at automatically blocking fraudulent messages resulting from artificially inflated traffic or SMS pumping. Additionally, Twilio Lookup API provides real-time mobile-based identity intelligence that can reduce fraud risks and improve message delivery.

- **Segment.** Twilio Segment is a leading customer data platform that provides businesses with the tools to harness the power of contextual data by unifying real-time information collected throughout each customer's journey into a unique profile. Segment helps businesses create precise audiences, continuous experiences, and contextual personalization with a unified view of the customer, seamless journey orchestration, and easy-to-use AI based on data that can be trusted to save time and achieve results. The components of our customer data platform include:

  - **Connections** for integrating web and mobile app data with a single API, easily transforming and loading customer data into cloud data warehouses, activating data from the warehouse with Reverse ETL (Extract, Transform, Load), and customizing data pipelines. Segment Connections supports over 700 data sources and destinations out of the box.

  - **Protocols** to protect the integrity of data and user privacy and help businesses comply with various privacy laws, including the General Data Protection Regulation, the California Consumer Privacy Act, and the Health Insurance Portability and Accountability Act.

  - **Unify** for combining customer data from across every channel into trusted customer profiles, and syncing those profiles to the cloud data warehouse for enrichment and machine learning ("ML") modeling.

  - **Engage** to deepen customer relationships by personalizing customer interactions on every channel, build dynamic audiences from complete, real-time, profiles and orchestrate cross-channel customer journeys.

  - **AI capabilities** to provide 1:1 interactions at scale, including the utilization of generative AI to create targeted audiences and launch personalized customer journeys using simple text prompts, and predictive AI to predict customer behavior, build targeted audiences and deliver more personalized campaigns.

We generate revenue from our platform through a combination of usage-based and subscription-based fees. Revenue generated from Messaging, Voice, and User Authentication and Identity is primarily recognized on a usage basis. Revenue generated from Email (which includes Marketing Campaigns), Flex, and Segment is primarily recognized on a subscription basis. We experience seasonal trends due to increased consumer activity in the fourth quarter.

Our Strategy

Our strategy is rooted in simplifying our offerings to deliver a trusted, intuitive customer and end-consumer experience. By enhancing the capabilities we already have and building new ones, we plan to offer our customers a more powerful, cohesive platform that continues to set us apart in the market. Our goal is to offer one trusted, simple, and smart platform that enables more personalized, timely, and impactful communications and engagements across the customer journey. We are combining our leading communications capabilities, plus rich contextual data, plus the power of AI. This powerful combination positions us to unlock smarter and more personalized interactions for businesses. We are concentrating on the highest-impact product areas for our future, and we intend to pursue the following strategies:

- **One Trusted, Simple, and Smart Platform.** We are harnessing Twilio's foundational strengths in communication channel offerings, global scale, developer loyalty, and contextual data assets to deliver a more holistic, trusted, simple, and smart platform. Our investments in innovation now include vertical products along with the components and characteristics of a horizontal platform, including cross-channel orchestration capabilities. Our aim for our platform innovation is to help customers reduce friction and streamline how customers add communication channels, enabling more personalized interactions and deeper engagement with their end customers.

- **Winning in Customer Data.** We are focused on Segment's interoperability across the data ecosystem to support growth in our Segment business. We also continue to innovate with predictive and generative AI to help customers increase the value and impact of Segment in customer engagement. We believe we can improve engagement using insights from communications data and consumer insights to offer more proactive and personalized experiences, resulting in more effective marketing, sales, and customer support.

- **Leveraging AI.** We believe AI and ML have the potential to increase the value and reach of our platform capabilities, and make every customer interaction more personalized and intelligent. We are continuing to invest in AI-enabled products and features for our customers, as well as internal applications to automate processes and help our business run more efficiently.

- **Efficient Go-to-Market Execution.** We are focused on improving profitability and growing our market share. To achieve this, we are focused on bolstering our independent software vendor ("ISV") and other partner relationships, improving our self-service capabilities, cross-selling our products, and expanding internationally.

- **Driving Operating Leverage Across our Business.** We are implementing several organizational initiatives targeted at simplifying, modernizing and improving the efficiency of our business processes, introducing automation and AI into our internal operations, enhancing our fiscal discipline on all levels, and enacting workforce planning initiatives.

Competition

The markets for our products are rapidly evolving and are increasingly competitive. Our competitors are primarily (i) communications platform-as-a-service ("CPaaS") companies that offer communications products and applications, (ii) other software companies that compete with portions of our communications product line, (iii) regional network service providers that offer limited developer functionality on top of their own physical infrastructure, (iv) customer relationship management and customer experience vendors and (v) standalone customer data platform vendors.

The principal competitive factors in these markets include completeness of offering, credibility with customers, ability to differentiate our products against competing offerings, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using products.

We believe that we compete favorably on the basis of the factors listed above and that none of our competitors currently compete directly with us across all of our product offerings. With the introduction of new products and services and new market entrants, we expect competition to intensify in the future.

Research and Development

Our research and development efforts are focused on building one holistic trusted, simple, and smart customer engagement platform while enhancing our existing products and developing new products and features.

Our research and development organization is predominantly built around small development teams. Our small development teams foster greater agility, which enables us to develop new, innovative products and make rapid changes to our infrastructure that increase resiliency and operational efficiency. Our development teams designed and built much of our customer engagement platform and our core platforms stack. These teams continue to focus on the highest impact product areas for our future, which includes focusing on continued innovation in the face of rapid technological change and changing industry practices. We are continuing to invest in AI-powered capabilities, which we believe have the potential to enhance our offerings' value to customers, as well as to automate processes and help our business run more efficiently.

As of December 31, 2024, we had 2,581 employees in our research and development organization.

Sales and Marketing

Our sales and marketing teams work closely together to drive awareness and adoption of our platform. We leverage our brand, marketing programs, developer network, and conferences, such as SIGNAL, to expand our go-to-market motions. Our go-to-market model has three motions: self-service, sales-led, and partner-led.

Developers, marketers, and other technical users are able to access our easy-to-configure APIs and tools along with our extensive self-service documentation and customer support team, to embed our products into their applications. These self-service customers can then provide their billing information to either make an upfront prepayment that is drawn down as they use our products, or subscribe to a plan, depending on the product they deploy.

Our enterprise and commercial customers have access to our sales and solutions team to support their businesses across their customer journey. This is a direct sales motion and is supported by sales development, field marketing, and solution engineers. This model emphasizes value-based discovery, technical proof of concept, and building strong customer relationships. Our sales organization targets technical, marketing, and business leaders who are seeking to leverage software to drive superior customer engagement and competitive differentiation. Our sales and solutions teams also support our ISV partners, who leverage our APIs to build software and services that they can resell to their customers across a varying number of use cases and verticals.

When potential customers do not have the available developer resources or expertise to build our products into their own applications, we refer them to one of our partners to help deliver their solution. Depending on their use case and available resources, we may refer them to an ISV partner who offers the solution, a consulting partner or a systems integrator who provides consulting and development services to build their solution, or our professional services team who can provide expert guidance on achieving their solution.

As of December 31, 2024, we had 2,294 employees in our sales and marketing organization.

Customer Support and Services

To make learning how to use our products straightforward, we provide all users with comprehensive documentation, how-to guides, and tutorials. These resources are further enriched by contributions from our active customer community. Additionally, we offer support options tailored to meet individual customer needs including both free and paid personalized plans.

All customers receive free support through our chatbots, Help Center Assistant, and access to technical documentation. We also maintain a status page on our website that provides real-time updates on any known incidents, outages or degradation on our API platform and external carrier connections. Customers can also sign up to receive automatic updates and notifications without needing to contact customer support. Furthermore, customers can engage with the wider Twilio community for guidance and assistance in resolving API-related issues.

For our Communications products, we generally offer three paid tiers of support with increasing levels of availability and guaranteed response times. Our highest tier plan, intended for our largest customers, includes a technical account manager, duty manager coverage, and quarterly status reviews. Similarly, our subscription products generally feature a base level of customer support plus premium, paid support options. Our support model is global, with coverage available 24x7. We currently derive an insignificant amount of revenue from fees for customer support.

We also offer professional services which provide in-depth, hands-on, fee-based packages of advisory, software architecture, integration and coding services to existing and prospective customers and partners to optimize their use of the Twilio platform. For Flex and Segment, offerings include services for implementing digital engagement center solutions and customer data platform design. For our other Communications products, offerings include email implementation and deliverability, and configuration and integration of our communications channels.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws in the United States and other jurisdictions, as well as license agreements, other contractual protections, and internal processes, procedures, and controls, to protect, establish, maintain, and enforce our intellectual property and other proprietary rights technology. We also rely on a number of registered trademarks, applications for trademarks and common law protections afforded to certain unregistered trademarks to protect our brand.

As of December 31, 2024, in the United States, we have been issued 320 patents, which expire between 2029 and 2043. As of such date, we also had 40 issued patents in foreign jurisdictions, all of which are related to our U.S. patents and patent applications. We have also filed various applications for protection of certain aspects of our intellectual property in the United States and internationally. In addition, as of December 31, 2024, we had 54 registered trademarks in the United States and 569 registered trademarks in foreign jurisdictions.

We currently, and will continue to, seek to protect our intellectual property and other proprietary rights by, among other things, implementing, maintaining, and enforcing a policy that requires our employees, independent contractors and certain suppliers involved in developing intellectual property for us or on our behalf to enter into agreements acknowledging that all work product or other forms of intellectual property generated, created, reduced to practice, conceived, or otherwise developed by them on our behalf are owned by us such that we can use the intellectual property they develop for our business purposes.

Regulatory

We are subject to a number of U.S. federal, U.S. state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, data security, intellectual property, competition, telecommunications, broadband, VoIP, consumer protection, export controls, economic sanctions, anti-bribery, anti-corruption, anti-money laundering, taxation, or other subjects. Many of the laws and regulations to which we are subject are still evolving and we expect to become subject to additional laws and regulations in the future. The application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

Compliance with current and future laws and regulations, and changes in their enforcement and interpretation, may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. For additional information about laws and regulations applicable to our business, see Part I, Item 1A, "Risk Factors-Risks Related to Cybersecurity, Data Privacy and Intellectual Property" and "Risk Factors-Risks Related to Legal and Regulatory Matters" in this Annual Report on Form 10-K.

The Twilio Magic

We believe there is a unique spirit to Twilio, manifested in who we are and how we work together. We value and invest in a positive culture of optimism, innovation, and accountability. Our values, which we call the Twilio Magic, remind us every day who we are at our core and guide how we act and how we make decisions.

We are **Builders**. We are **Owners**. We are **Curious**. We are **Positrons**.

Twilio.org

Communications play a critical role in solving some of the world's toughest social challenges—it is the foundation for engaging individuals or communities and guiding them toward the resources they need. From empowering people affected by violence with critical resources, to streamlining staff and volunteer coordination, nonprofits leverage communication technology to help individuals build long term well-being and to help communities recover from humanitarian crises. Through Twilio.org, which is a part of our company and not a separate legal entity, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. In 2015, we reserved 1% of Twilio's common stock to fund Twilio.org. As of December 31, 2024, 353,633 shares of Twilio Class A common stock were set aside for Twilio.org charitable activities. In 2024, over 25,000 social impact customers used Twilio products and funding to reach more than 716 million people worldwide.

Our Employees and Human Capital Resources

We believe that our employees are critical to our success, and in the importance of making sure they are equipped, enabled and empowered to have an impact. As of December 31, 2024, we had a total of 5,535 employees, including 2,470 employees located outside of the United States.

We are committed to delivering a comprehensive compensation and benefits program that provides support for all of our employees' well-being. We provide competitive compensation to attract and retain talented employees, including market-competitive pay, incentive compensation in the form of bonuses or sales commissions, and equity compensation for certain employees. In addition, we offer competitive benefits packages to our full-time employees, subject to the satisfaction of certain eligibility requirements, that are aligned with industry standards and local market practices in each of the countries in which we operate. We ensure that our compensation is fair for all employees, regardless of background. We routinely run a rigorous statistical analysis to ensure compensation is fair, taking into account factors that should impact pay, like role, level, location, and performance. Twilio is an equal opportunity employer, and we are committed to ensuring that Twilio is an inclusive workplace where everyone, regardless of background, is treated fairly and has access to the opportunities, systems, and resources to do their best work.

Although we have works council, statutory and/or collective bargaining employee representation obligations in certain countries outside of the United States, none of our U.S. employees are represented by a labor union with respect to their employment. Employees in certain of our non-U.S. subsidiaries have the benefits of collective bargaining arrangements at the national level. We consider our relations with our employees to be good and have not experienced interruptions of operations or work stoppages due to labor disagreements.

Corporate Information

Twilio Inc. was incorporated in Delaware in March 2008. Our principal executive offices are located at 101 Spear Street, Fifth Floor, San Francisco, California 94105, and our telephone number is (415) 390-2337. Our website address is www.twilio.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Twilio, the Twilio logo and other trademarks or service marks of Twilio appearing in this Annual Report on Form 10-K are the intellectual property of Twilio. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the intellectual property of their respective holders.

Information about Geographic Revenue

Information about geographic revenue is set forth in Note 16 of our Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Available Information

Our filings are available to be viewed and downloaded free of charge through our investor relations website after we file them with the Securities and Exchange Commission ("SEC"). Our filings include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, our Proxy Statement for our annual meeting of stockholders, Current Reports on Form 8-K and other filings with the SEC. Our investor relations website is located at http://investors.twilio.com. The SEC also maintains an Internet website that contains periodic and current reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Further corporate governance information, including our corporate governance guidelines and code of business conduct and ethics, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites herein are provided for convenience only and intended to be inactive textual references only.

Item 1A. *Risk Factors*

Investing in our Class A common stock ("common stock") involves a high degree of risk. A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our business, results of operations, and financial condition to be harmed, including risks regarding the following:

Risks Related to Our Business and Industry
- *our ability to increase our customers' usage of our platform;*
- *our ability to attract new customers effectively and in a cost-efficient manner;*
- *our ability to increase adoption of our products by new customers, including enterprises;*
- *our ability to develop new products and enhancements that achieve market acceptance and adapt to changing technology, regulations, and industry standards;*
- *our ability to integrate our products with third-party products and ensure they operate effectively;*
- *the impact of global economic and political conditions, including macroeconomic and political uncertainties;*

- *fluctuations in our quarterly results and our ability to meet securities analysts' and investors' expectations;*
- *our ability to effectively manage our growth and strategic changes to our business;*
- *our ability to compete effectively in intensely competitive markets;*
- *the evolution of the markets for our products;*
- *our history of losses and uncertainty about our future profitability;*
- *our ability to hire, integrate and retain highly skilled personnel;*
- *our ability to maintain and enhance our brand and increase market awareness of our company and products;*
- *disruptions or deterioration in quality of service and connectivity by third-party service providers;*
- *failure to set optimal prices for our products;*
- *our international operations;*
- *our ability to integrate and achieve the expected benefits of acquisitions, partnerships and investments;*

Risks Related to Cybersecurity, Data Privacy and Intellectual Property

- *any breaches of or incidents impacting our networks or systems, or those of our third-party service providers;*
- *our actual or perceived failure to comply with increasingly stringent laws, regulations and obligations relating to privacy, data protection and cybersecurity;*
- *our ability to protect our intellectual property rights;*
- *our use of open source software;*
- *our reliance on third-party technology and intellectual property;*
- *our use of AI technologies in our platform and business;*

Risks Related to Legal and Regulatory Matters

- *our ability to comply with telecommunications-related regulations, and the impact of future legislative or regulatory actions;*
- *our ability to obtain or retain geographical, mobile, regional, local or toll-free numbers and to effectively process requests to port such numbers in a timely manner due to industry regulations;*
- *federal and state legislation and international laws imposing obligations on the senders of commercial emails;*
- *unwanted, fraudulent or illegal usage of or activity relating to our products;*
- *changes in laws and regulations related to the internet or its infrastructure;*
- *compliance with applicable laws and regulations, including export controls, economic sanctions, customs and anti-corruption regulations;*
- *standards imposed by private entities and inbox service providers that interfere with the effectiveness of our platform;*
- *any legal proceedings or claims against us;*

Risks Related to Financial and Accounting Matters

- *exposure to foreign currency exchange rate fluctuations;*
- *our substantial indebtedness that may decrease our business flexibility;*
- *our ability to obtain additional capital to support our business and its availability on acceptable terms;*
- *the accuracy of our metrics, and assumptions and estimates used to calculate them;*
- *the accuracy of our estimates and judgments related to our critical accounting policies;*
- *changes in accounting standards that may cause adverse financial reporting fluctuations;*
- *the possibility that our goodwill or intangible assets could become impaired;*
- *our failure to maintain an effective system of disclosure controls and internal control over financial reporting;*

Risks Related to Tax Matters

- *our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes;*
- *additional tax liabilities or potentially adverse tax consequences of our global operations and structure;*
- *changes in tax rules and regulations;*

Risks Related to Ownership of Our Common Stock

- *volatility of the trading price of our common stock;*
- *potential decline in the market price of our common stock due to substantial future sales of shares;*

- *the possibility that we may not realize the anticipated long-term stockholder value of our share repurchase programs;*

- *securities or industry analysts changing their recommendations regarding our common stock;*

- *anti-takeover provisions contained in our governing documents and the exclusive forum provision in our bylaws;*

General Risks

- *the occurrence of natural catastrophic events and other events beyond our control; and*

- *environmental, social and governance ("ESG") matters.*

Risks Related to Our Business and Our Industry

If our customers terminate or reduce their usage of our products, our business, results of operations and financial condition would be adversely affected.

Our revenue grows as customers increase their usage of a product, extend their usage of a product to new applications or adopt a new product that we offer. The majority of our revenue is usage-based, and if our customers do not increase their use of our products or maintain their usage of our products at existing levels, then our revenue may decline or grow at rates lower than expected. Most of our usage-based customers do not have long-term contractual financial commitments to us and, therefore, may reduce or cease their use of our products at any time without penalty or termination charges. Our subscription-based customers generally base their contract value on anticipated usage, and if their anticipated levels of usage are not met, they may reduce their contract value or choose not to renew their contract upon its expiration.

Customers may terminate or reduce their use of our products, or we may fail to attract new customers, for any number of reasons, including dissatisfaction with our products or with the value proposition of our products, our inability to meet their needs and expectations, our failure to maintain performance, reliability, security, integrity or availability of our products and infrastructure to the satisfaction of our customers, or customers' use of competitors' products. For example, prior instances of disruptions in our cloud communications platform have impacted our customers' ability to use products on our platform for up to several hours at a time. Issues with our products have had, and in the future may have, an adverse impact on customer satisfaction and our ability to retain or attract customers and have caused, and may in the future cause, us to incur certain costs associated with offering credits to our affected customers.

Additionally, we believe our ability to provide customers with high-quality, effective customer support services is a crucial component of maintaining customer satisfaction, generating increased customer usage of our products and ultimately retaining customers. If we are unable to effectively assist our customers, it could adversely affect our ability to retain existing customers and could disincentivize prospective customers from adopting our products. The resources we dedicate to customer service at a particular time may prove insufficient, such as in the event we are unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support in order to compete with changes in the support services provided by our competitors. Our sales are highly dependent on our business reputation and on positive recommendations from our customers. If we are unable to provide high-quality customer support, or if there is a market perception that we do not maintain high-quality customer support, it could erode the trust of current and potential customers and adversely affect our reputation. Moreover, even if we succeed in providing and maintaining high-quality customer support, there is no guarantee that it will generate increased customer usage of our products or lead to long-term or meaningful customer retention.

Customer usage of our products depends on factors generally outside of our control, so it is difficult to accurately predict customers' usage levels. Our Dollar-Based Net Expansion Rate may decline for a number of reasons, including if customers are not satisfied with our products and related customer service experience, the value proposition of our products or our ability to meet their needs and expectations, due to reductions in customers' budgets or as a result of adverse macroeconomic conditions. If we lose customers, or if our customers reduce their usage levels of our products, our business, results of operations and financial condition could be adversely affected.

If our sales and marketing efforts do not attract new customers or we are unable to sell additional products to our existing customers effectively and in a cost-efficient manner, our business, results of operations and financial condition would be adversely affected.

To grow our business, we must continue to attract new customers, increase usage of our existing products and new product adoption by existing customers, and successfully market new products, including products with higher gross margins, in a cost-effective manner. Our sales and marketing teams work closely together to drive awareness and adoption of our platform. We leverage our brand, marketing programs, developer network and conferences, such as SIGNAL, to expand our go-to-market motions. Our go-to-market model has three motions: our self-service platform, primarily aimed at developers, marketers, and other technical users; our direct sales motion, primarily aimed at enterprise and commercial customers; and our partner-led motion, including resellers, distributors, and strategic partners, such as independent software vendors, technology partners and systems integrators, which is primarily aimed at customers who do not have the available developer resources to build their own applications. If the costs of the marketing channels we use increase, then we may choose to use alternative or less expensive channels, which may not be as effective as the channels we currently use. We have made in the past, and may make in the future, significant expenditures and investments of time and resources in new marketing campaigns and sales motions, and changes to the organization of our sales force, and we cannot guarantee that any such investments or changes will lead to wider adoption of our products or to the cost-effective acquisition of additional customers or increased revenue from existing customers as quickly or to the extent that we expect, or at all. In addition, new products that we develop or markets that we pursue may require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to maintain effective sales and marketing programs, our ability to efficiently attract new customers and increase revenue from existing customers could be adversely affected.

In addition, in recent years, we have reduced the size of our sales force to drive further efficiencies in our sales operations. With a more streamlined workforce, we are continuing to improve and rely more heavily on our use of self-service capabilities to drive sales of our products to customers that do not require direct account coverage. Additionally, we are introducing AI and automation in our self-service platform aimed at improving sales and customer support. Our self-service capabilities may not be as effective as we anticipate in driving adoption or increased usage of our products, or may take longer than we expect to drive growth.

If our efforts to increase the adoption and usage of our products or sell additional products to existing customers are more expensive or time-consuming than we expect or otherwise ineffective, then our business, results of operations and financial condition would be adversely affected.

If we are unable to increase adoption of our products by new customers, including enterprises, our business, results of operations and financial condition may be adversely affected.

Historically, a majority of our Active Customer Accounts have been acquired through the adoption of our Communications API products by software developers using our self-service model.

As our platform and market evolves and we seek to increase our customer base and achieve broader market acceptance of our products, we must effectively adapt our sales motions and navigate challenges presented by these customers and markets. In addition to continuing to improve our self-service platform aimed at developers, marketers, and other technical users, we are also focusing increasingly on sales to enterprises, such as through our Segment product, which is primarily aimed at complex customer data platform implementations at larger companies, and additional product innovations combining our communications products with contextual data and AI. As we seek to increase the adoption of our products by enterprises, we expect to encounter higher costs and more complex sales efforts for these customers.

Our ability to expand our customer base, including among enterprises, and to succeed in evolving markets will also depend, in part, on our ability to effectively attract and retain sales employees with relevant experience and organize, focus and train our sales, marketing and other employees. We have made, and may in the future make, changes to the organization of our sales force and sales motions in response to changes in company strategy, new market opportunities, new products or features, sales performance or effectiveness, changes in sales headcount, changes to the compensation structure of our sales organization, or other factors. Such changes have resulted, and may in the future result, in a reduction of productivity, which could negatively impact our growth rate and results of operations.

For enterprises, the decision to adopt our products may require the approval of multiple technical and business decision makers, including legal, security, compliance, procurement, operations and information technology ("IT"). In addition, while enterprise customers may quickly deploy our products on a limited basis, before they will commit to deploying our products at scale, they often require extensive education about our products and significant customer support time and also engage in protracted pricing and contract negotiations, which may result in higher costs and longer sales cycles. In addition, some enterprise customers may not use our products enough for us to generate revenue that justifies our cost to obtain such customers. These complex and resource-intensive sales efforts could place additional strain on our product and engineering resources. Further, enterprises, including some of our existing customers or partners, may choose to develop their own solutions that do not include our products. They may also demand reductions in pricing as their usage of our products increases, notwithstanding increased costs incurred by us to provide such products, which could have an adverse impact on our gross margin. If we are unable to successfully navigate the challenges posed by enterprise customers, our ability to acquire or benefit from enterprise customer relationships may be undermined and our business, results of operations and financial condition may be adversely affected.

Our future success depends, in part, on our ability to develop new products and product enhancements that achieve market acceptance, as well as adapt and respond effectively to rapidly changing technology, regulations, and industry standards.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products and enhancements that reflect the changing nature of our markets, technology, industry standards, and customer needs and preferences. For example, we are focused on continued product innovations to combine our communications products with contextual data and AI in order to address evolving customer needs and expectations. The success of any enhancements or new products we introduce depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels, the ability to provide rapid time-to-value for our customers, and overall market acceptance. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may require reworking features and capabilities, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue or increase our gross profits. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products, which is at times driven by our developer community and may be outside of our control.

The current and prospective markets for our products are subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. These are all uncertain and we cannot predict the consequences, effects, or introduction of new, disruptive, emerging technologies or the manner and pace at which our markets develop over time, and our ability to compete in these markets depends on predicting and adapting to these changing circumstances to meet current and prospective customer needs. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, and anticipating these factors requires that we allocate significant resources without any guarantee that any such investments and efforts will result in increased adoption of our products in the marketplace. For example, with the development of next-generation solutions that utilize new and advanced features, including AI and ML, we have committed, and expect to continue to commit, significant resources to developing new products and enhancements and there is no guarantee that our investments and efforts will result in wider adoption of our products in the marketplace. If new technologies emerge that are able to deliver competitive products and services at lower prices, or more efficiently, quickly, conveniently or securely, or if new products are introduced into the market that could render our existing products obsolete, such technologies and products could adversely impact our ability to compete effectively and may lead to customers reducing or terminating their usage of our products. For example, if user authentication practices evolve to reduce or eliminate the use of one-time passwords, our revenue could be adversely affected.

If we are unable to successfully and cost-effectively increase adoption and usage of our existing products, develop and drive adoption of new products, anticipate and keep pace with changes in technology, customers' needs and expectations, and industry standards, or provide rapid time-to-value to our current and prospective customers, our business, results of operations and financial condition would be adversely affected.

The success of our products depends, in part, on our ability to integrate them with third-party products used by us or our customers and to ensure that they operate effectively with evolving platforms and technologies.

The providers of third-party products with which our products are integrated may modify the features, functionality, pricing, and other terms and conditions with respect to such products in a manner adverse to us and to our customers. If we are unable to maintain the integrations between our products and such third-party products, our ability to meet the needs and expectations of our customers could be adversely affected, which could adversely affect our business. Our platform must integrate with and leverage a variety of infrastructure, network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies. For example, last year we launched a new channel using Rich Communication Services ("RCS") and we are working on a channel for Apple Messages for Business. We are also focused on Segment's interoperability across the data ecosystem. Third-party platforms may also implement changes to their policies or practices regarding privacy or other matters that may adversely impact us or our customers. In addition, our network service providers, mobile device operating system providers or inbox service providers may adopt new filtering technologies in an effort to combat spam or robocalling. For example, Apple, Google, Yahoo and other mobile device operating system providers or inbox service providers have developed, and may in the future develop, new applications or functions intended to filter spam and unwanted phone calls, messages or emails. Such technologies may inadvertently filter desired messages or calls to or from our customers. If mobile device operating system providers, inbox service providers or network service providers, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

Global economic and political conditions, including macroeconomic and political uncertainties, have had, and may continue to have, an adverse impact on our business, results of operations and financial condition.

Global economic and business activities continue to face widespread macroeconomic uncertainties, including changes in the labor market and supply chain disruptions, inflation and monetary supply shifts, volatility in the banking and financial services sectors, and recession risks, which may continue for an extended period. Additionally, the instability in the geopolitical environment in many parts of the world, changes in public policy, international trade relations, actual or potential tariffs, and other disruptions to global and regional economies and markets may continue to cause or exacerbate uncertain economic conditions. Given that a majority of our revenue is usage-based and impacted by general consumer sentiment and activity, our business may be more immediately and severely impacted by adverse macroeconomic conditions than those that rely primarily on subscription revenue.

Adverse macroeconomic conditions have resulted in, and may continue to result in, decreased or delayed business spending by our current and prospective customers and business partners, reduced demand for or usage of our products, lower renewal rates by our customers, longer or delayed sales cycles, including current and prospective customers delaying contract signing or contract renewals, reduced budgets or minimum commitments related to the products that we offer, or delays in customer payments or our ability to collect accounts receivable, all of which could negatively affect revenue and revenue growth. Additionally, changes in the U.S. political environment could lead to changes in macroeconomic conditions and to the legal and regulatory environment in the United States and globally, including changes to international trade relations, economic and monetary policies or other legislation, regulations, executive orders, directives or enforcement priorities, any of which could have an adverse impact on the global economy and/or our business.

If customers fail to pay us or reduce their spending with us as a result of adverse macroeconomic or geopolitical conditions or otherwise, we may be required to take steps to enforce the terms of our contracts and collect amounts due, including through litigation, which could increase our operating expenses. For example, in February 2023, one of our customers, Oi SA, a Brazilian telecom company, initiated reorganization proceedings in a Brazilian bankruptcy court as well as a secondary proceeding under Chapter 15 in the United States and exposed us to risks on collections of pre-petition receivables and ongoing revenue, as detailed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations." If macroeconomic and geopolitical conditions and uncertainties adversely affect our business and the businesses of our current and prospective customers, our results of operations and financial condition may continue to be harmed, and many of the other risks described in this "Risk Factors" section will be exacerbated.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet securities analysts' and investors' expectations, which could cause the price of our common stock to decline.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future due to a variety of factors, many of which are outside of our control. These fluctuations and the related impacts to any earnings guidance we may issue from time to time could cause the price of our common stock to change significantly or experience declines. In addition to the other risks described in this "Risk Factors" section, some of the factors that may result in fluctuations to our results of operations include:

- fluctuations in demand for, pricing of, or usage of, our products;

- our ability to introduce new products, features and enhancements;

- our ability to attract and retain new customers, obtain renewals from existing customers and cross-sell or otherwise increase revenue from existing customers;

- our ability to improve, automate, and leverage more of our self-service capabilities for customers;

- our ability to maintain and expand relationships with resellers, distributors, and strategic partners, including independent software vendors, technology partners, and systems integrators;

- our ability to expand our customer base and the markets that our products address;

- our ability to combine our communications products with contextual data and AI and introduce compelling new products and enhancements that address the changing nature of our markets and customer needs and preferences;

- competition and the actions of our competitors, including pricing changes and the introduction of new technologies, products, services and geographies;

- significant security breaches or incidents impacting our platform, or interruptions to the delivery and use of our products;

- changes in cloud infrastructure, network services and other third-party technology, including the fees charged by their providers;

- the effectiveness of our sales and marketing efforts and the productivity of our sales force;

- the length and complexity of the sales cycle for certain of our products or customers;

- changes in the mix of products that our customers use during a particular period;

- seasonal trends in consumer activity;

- changes in the mix or amount of products sold in the United States versus internationally;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

- our ability to control costs, including our operating expenses;

- the timing of customer payments and our ability to collect accounts receivable from customers;

- the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining existing employees;

- expenses in connection with mergers, acquisitions, dispositions, or other strategic transactions;

- changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;

- extraordinary expenses such as litigation or other dispute-related settlement payments;

- changes in laws, industry standards and regulations that affect our business;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

- the impact of new accounting pronouncements;

- fluctuations in stock-based compensation expenses; and

- general economic conditions, including heightened inflation or interest rates, and geopolitical uncertainty or instability.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, comparing our operating results on a period-to-period basis may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits, which, in turn, could harm our business, results of operations and financial condition.

If we fail to effectively manage our growth and strategic changes to our business, then our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and operations, which has placed, and may continue to place, significant demands on our management, operational and financial resources and systems, especially as we continue to focus on improving our operating efficiency. Although we have conducted workforce reductions in the past, we may experience employee growth in the future. We have also experienced significant growth in the number of customers, usage and amount of data that our platform and associated infrastructure support. To manage our current and anticipated future growth effectively, we must continue to improve our operational, financial and management controls as well as our reporting systems and procedures, which has required, and will continue to require, us to commit substantial financial, operational, and technical resources.

As part of our growth strategy, we have in the past reorganized, and may in the future reorganize, our business or change our reporting structure, which requires significant expenditures, allocation of valuable management resources and significant demands on our operational and financial infrastructure. Any anticipated benefits from any restructuring initiatives we may take may be realized later than expected or not at all, and the ongoing costs of implementing these measures may be greater than anticipated. Additionally, if we are unable to maintain reliable service levels for our customers or if the level of efficiency in our organization suffers as we grow and transform our business and operating model, then our business, results of operations and financial condition could also be adversely affected.

We continue to scale the capacity of, and enhance the capability and reliability of, our technical infrastructure to support increased activity on our platform. Any failure to maintain performance, reliability, security, integrity and availability of our products and infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers or attract new customers. If we fail to efficiently scale and manage our infrastructure, or if our customers experience service disruptions or outages, our business, financial condition and operating results may be adversely impacted.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The current and prospective markets for our products are rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. The principal competitive factors these markets include completeness of offering, credibility with customers, ability to differentiate our products against competing offerings, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using products. Our competitors are primarily (i) CPaaS companies that offer communications products and applications, (ii) other software companies that compete with portions of our communications product line, (iii) regional network service providers that offer limited developer functionality on top of their own physical infrastructure, (iv) customer relationship management and customer experience vendors and (v) standalone customer data platform vendors.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, lower operating costs, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, customer requirements or changing economic conditions. Our competitors may also offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors have in the past and may in the future develop and market products and services with comparable functionality to our products, and this could lead us to decrease prices in order to remain competitive.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. As we expand the scope of our products, we may face additional competition and, in some cases, may find our products in competition with those of our customers, which could cause them to replace our products with competitive offerings. If one or more of our competitors were to merge or partner with another of our competitors or our suppliers, the change in the competitive landscape could also adversely affect our ability to compete effectively. For example, certain of our competitors have engaged in acquisition activity and we expect that our competitors will continue to evaluate the acquisition of companies and technologies that could increase competition with our products in the future. In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Our business, results of operations and financial condition also depends, in part, on our ability to establish, maintain and expand relationships through resellers, distributors, and strategic partners, including independent software vendors, technology partners and systems integrators. A portion of our revenue is derived from sales made by these partners and any one of them may later decide to sell their own products or those of third parties that may be competitive with our products. A loss or reduction in sales of our products through these third parties could adversely affect our revenue and other results of operations.

The markets for our products continue to evolve and may decline or experience limited growth.

The markets for our products continue to evolve, which makes our business and future prospects difficult to evaluate. If current and prospective customers do not recognize the need for and benefits of our products and platform, they may decide to adopt alternative products and services to satisfy some portion of their business needs. In order to grow our business and extend our market position, we intend to focus on educating customers about the benefits of our products and platform, expanding and improving the functionality of our products and bringing new technologies to market to increase market acceptance and use of our platform. Our growth will depend, in part, on our ability to expand the markets that our products address and to enter into new markets. Our ability to do so depends upon a number of factors, including the cost, performance and perceived value associated with our products and platform. The markets for our products and platform could fail to grow significantly, or at all, or there could be a reduction in demand for our products as a result of any number of factors, including a lack of customer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening macroeconomic conditions, and other causes. If these markets do not grow or demand for our products decreases, then our business, results of operations and financial condition could be adversely affected.

We have a history of losses and may not achieve or sustain profitability in the future.

We have incurred net losses in each year since our inception, including net losses of $109.4 million, $1.0 billion and $1.3 billion in the years ended December 31, 2024, 2023 and 2022, respectively. We had an accumulated deficit of $7.5 billion as of December 31, 2024. In addition, while we have experienced revenue growth in prior periods, it is not indicative of future revenue growth, and our revenue and revenue growth for any quarterly or annual period should not be relied upon as an indication of our future revenue or revenue growth for any future period. If we are unable to generate and sustain increased revenue levels and manage our operating expenses, we may not become profitable and achieve our stated profitability goals and, even if we do, we may not be able to maintain or increase our level of profitability. As we implement additional initiatives to increase revenue, our operating expenses may continue to rise over the long term, potentially including, among other things: investments in our engineering team; improvements in security and data protection; the development of new products, features and functionality and enhancements to our platform; sales and marketing; expansion of our operations and infrastructure, both domestically and internationally; and general administration, including legal, accounting and other expenses related to being a public company. Our efforts to grow our business may be more costly than we expect, and if our revenue growth does not meet estimates, we may not be able to offset our associated operating expenses, which could prevent us from achieving and sustaining profitability, or maintaining or increasing cash flow. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, or if we incur significant losses, the value of our business and common stock may significantly decrease.

We depend largely on the continued services of highly skilled personnel, including our senior management and other key employees, and the inability to attract, integrate or retain such employees could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of highly skilled personnel, including our senior management and other key employees, to execute on our business plan, to develop our products and platform, to deliver our products to customers, to attract and retain customers and to identify and pursue opportunities to expand our business. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other employees with experience in our industry. In addition, we have experienced and may in the future experience employee attrition, which could significantly delay or prevent the achievement of our business objectives, and any resulting influx of new employees may require us to expend time, attention and resources to recruit and retain employees, restructure parts of our organization and train and integrate new personnel. If we fail to effectively manage attrition, and to hire, integrate and adequately incentivize our personnel, our efficiency and ability to meet our financial and operational targets, as well as our corporate culture, employee morale, productivity and retention, could suffer, and our business and operating results would be adversely impacted.

Any of our executive officers may terminate employment with us at any time with no advance notice. We have experienced, and may continue to experience, high attrition among our senior management team and key employees. The replacement of any of our senior management or other key employees will involve significant time and costs, and any loss of services of any such key employee for any reason could significantly delay or prevent the achievement of our business objectives and our financial and operational targets, and could adversely affect our business, results of operations and financial condition.

Additionally, we have implemented several reductions in workforce and efforts to restructure our business in the past and may in the future implement other reductions in force. Our reductions in force may result in unintended consequences, including employee attrition beyond the intended reduction in force, damage to our corporate culture and decreased employee morale among remaining employees, diversion of management attention, damage to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, delays in meeting our financial and operational targets, and the loss of institutional knowledge and expertise of departing employees.

The labor market for our business is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. Volatility in, or the actual or perceived lack of performance of, our stock price may affect our ability to attract, motivate and retain key employees. If we are unable to retain and motivate our existing employees and attract qualified employees to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our brand identity and increasing market awareness of our company and products, particularly among developers and enterprises, is critical to achieving widespread acceptance of our platform, to strengthening our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high-quality products, and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors' products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our markets become more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity, and disruption or deterioration in the quality of these services or changes in provider fees that we pay in connection with the delivery of communications on our platform could adversely affect our business, results of operations and financial condition.

We currently interconnect with fixed and mobile network service providers around the world to enable our customers to use our products over their networks. Although we are in the process of acquiring authorization in many countries for direct access to phone numbers and for the provision of voice and messaging services on the networks of fixed and mobile network service providers, we expect that we will continue to rely on network service providers for these services. Where we do not have direct access to phone numbers, our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly and we can be subject to the imposition of additional fees, penalties, or other administrative or technical requirements, and even service interruption, due to regulatory, competitive, or other industry related changes over which we have little to no control.

For example, in recent years, multiple major U.S. mobile carriers have introduced A2P SMS service offerings that added a new fee for A2P SMS messages delivered to their respective subscribers, and, from time to time, other U.S. mobile carriers have added similar fees. While we have historically responded to these types of fee increases through a combination of further negotiating efforts with our network service providers, absorbing the increased costs or passing the fees through to customers, there is no guarantee that we will continue to be able to respond in these ways in the future without a material negative impact to our business. We typically do not change our customers' pricing as rapidly and, as a result, such fee increases could adversely affect our business and results of operations. In addition, passing these fees through to our customers typically has the effect of increasing our revenue and cost of revenue, but typically does not impact the gross profit dollars received for sending these messages and, as a result, has a negative impact on our gross margins. Additionally, our ability to respond to any new fees may be constrained if all network service providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if the market conditions limit our ability to increase the prices we charge our customers.

Furthermore, many of these network service providers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition. Further, if problems occur with our network service providers, such problems have in the past caused, and may in the future cause, errors, service outages, security incidents, or poor-quality communications on our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors, service outages, security incidents, or poor-quality communications on our products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

Further, we sometimes access network services through intermediaries who have direct access to network service providers. Although we are in the process of securing direct connections with network service providers in many countries, we expect that we will continue to rely on intermediaries for these services for some period of time. These intermediaries sometimes have offerings that directly compete with our products and may stop providing services to us on a cost-effective basis. If a significant portion of these intermediaries stop providing services or stop providing services on a cost-effective basis, our business could be adversely affected.

We also interconnect with internet service providers around the world to enable the use of our email products by our customers, and we expect to continue to rely on internet service providers for network connectivity going forward. Our reliance on internet service providers reduces our control over quality of service and exposes us to potential service outages and rate fluctuations. The occurrence of poor-quality of service or service outages on our products may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition. Similarly, if a significant portion of our internet service providers stop providing us with access to their network infrastructure, fail to provide access on a cost-effective basis, cease operations, or otherwise terminate access, the delay caused by qualifying and switching to other internet service providers could be time consuming and costly and could adversely affect our business, results of operations, and financial condition.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

For certain of our products, we primarily charge our customers based on their usage of such products. One of the challenges of this usage-based pricing model is the variability of the fees that we pay to network service providers over whose networks we transmit communications. Such network fees can vary daily or weekly, differ across countries, and are affected by volume and other factors that may be outside of our control and which are difficult to predict. This can result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. If we elect to pass through increased fees to our customers, it could adversely affect our relationship with our customers and our customers may look for lower cost alternatives.

We adjust the pricing models for our products from time to time and expect that we will continue to do so. Many of our usage-based customers enter into contracts with negotiated pricing, and our subscription customers are also subject to negotiated pricing. As competitors introduce new products or services that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. If we are required or choose to reduce our prices, it could adversely affect our business, results of operations and financial condition.

Our international operations expose us to risks inherent in global operations.

In the years ended December 31, 2024, 2023 and 2022, we derived 35%, 34% and 34% of our revenue from customer accounts located outside the United States, respectively. The future success of our business will depend, in part, on our ability to strategically maintain and expand our customer base worldwide. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we face in the United States.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

- the difficulty of managing and staffing international operations and the increased operations, travel and infrastructure and other costs associated with servicing international customers and operating numerous international locations, including collecting accounts receivable and having longer payment cycles, higher or more variable network service provider fees and other costs associated with the need to adapt and localize our products and support for foreign countries;

- new and different sources of global competition affecting our ability to effectively price our products in competitive international markets;

- implementing and reconciling technical controls to address different technical standards, data privacy, data protection and telecommunications regulations, and registration and certification requirements outside the United States, which could prevent customers from deploying our products or limit their usage;

- our ability to comply with laws, regulations, customs and industry standards in countries and other regions in which we operate or do business, and the associated costs and management attention required to support such compliance, including with respect to data privacy, data protection, data localization, cybersecurity, intellectual property rights, environmental and sustainability matters, as well as export controls, sanctions, anti-bribery and anti-corruption matters;

- international tax and trade policies, tariffs, and other non-tariff barriers;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

- restrictions on the transfer of funds; and

- political or social unrest, economic instability, conflict or war in a specific country or region in which we, our customers, partners or service providers operate, which could have an adverse impact on our operations in the region or otherwise have a material impact on regional or global economies, any or all of which could adversely affect our business.

Also, due to costs from our international operations and network service provider fees outside of the United States, which generally are higher than domestic rates, our gross margin for messages terminating internationally is typically lower than our gross margin for messages terminating domestically. As a result, our gross margin has been, and may continue to be, adversely impacted by our international operations. Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We may not realize potential benefits from our acquisitions, partnerships and investments because of difficulties related to integration, the achievement of synergies, and other challenges.

Our success will depend, in part, on our ability to expand our products and grow our business to meet the needs of current and prospective customers. In some circumstances, we may determine to do so through acquisitions, partnerships or investments in businesses and technologies that are complementary to our business. There can be no assurances that such acquisitions will result in the anticipated benefits and it is possible that there could be a loss of our key employees and customers, disruption of ongoing businesses or unexpected issues, higher than expected costs, the diversion of management attention and resources from day-to-day business operations and an overall post-completion process that takes longer than originally anticipated. In addition, the following issues, among others, may need to be addressed in order to realize the anticipated benefits of any acquisitions, partnerships or investments:

- combining the acquired businesses' corporate functions with our corporate functions;

- combining acquired businesses with our existing business in a manner that permits us to achieve the synergies anticipated to result from such acquisitions, the failure of which would result in the anticipated benefits of our acquisitions not being realized in the time frame currently anticipated or at all;

- maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

- determining whether and how to address possible differences in corporate cultures and management philosophies;

- integrating the companies' product, compliance, administrative and IT infrastructure;

- developing products and technology that allow value to be unlocked in the future;

- incurring significant, nonrecurring costs to integrate our operations with those of acquired businesses, including the costs to maintain employee morale and retain key employees;

- evaluating and forecasting the financial impact of such acquisitions, partnerships and investments, including accounting charges; and

- effecting potential actions that may be required in connection with obtaining regulatory approvals.

From time to time, we may also divest or stop investing in certain businesses or products. For example, in 2023 we divested our Internet of Things and ValueFirst businesses, and in 2024 we wound down the software component of our Zipwhip business. The sale of a business or product has in the past and may in the future require us to restructure operations and/or terminate employees, and could expose us to unanticipated ongoing obligations and liabilities, including as a result of our indemnification obligations. During the pendency of a divestiture, we may be subject to risks related to a decline in the business, loss of employees, customers, or suppliers, and that the transaction may not close, which could have an adverse effect on the business to be divested and on us. Divestitures or winding down businesses or products can also disrupt our customer, supplier and/or employee relationships and divert the time and attention of our management and employees. Additionally, we may experience harm to our financial results, including loss of revenue, and we may not realize the expected benefits and cost savings of these actions and our operating results may be adversely impacted.

Risks Related to Cybersecurity, Data Privacy and Intellectual Property

Breaches of or incidents impacting our networks or systems, or those of our third-party service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant loss or unavailability of data and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and business partners. We have in the past and will in the future be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel or service provider misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss or unavailability of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, natural disasters, and other similar threats.

Individuals or entities have in the past attempted and will in the future attempt to penetrate the security of our platform, or of our network or systems, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and business partners or to cause interruptions of our products and platform. In particular, cyberattacks and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies have been targeted in the past. In addition to threats from traditional computer hackers, malicious code, software vulnerabilities, supply chain attacks and vulnerabilities through our third-party partners, employee theft or misuse, password spraying, phishing, smishing, vishing, credential stuffing and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on cloud services), internal networks, our customers' systems, our service providers' networks, and the information that they store and process. Ransomware and cyber extortion attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate or reduce the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Geopolitical tensions and events may further heighten risks we and our service providers face from these and other types of attacks. Because the techniques used to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we expect to be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of any security breach or incident, which could exacerbate any damage we experience.

We depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or incidents or the loss, alteration, unavailability, or other unauthorized processing of data. We have been and expect to be subject to cybersecurity threats and incidents, including denial-of-service attacks, employee errors or individual attempts to gain unauthorized access to information systems. We also continue to incorporate AI solutions and features into our platform, which may result in security incidents or otherwise increase cybersecurity risks. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents. Any security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third-party's fraudulent inducement of our employees to disclose information, unauthorized access or usage, the introduction of viruses or other malicious code or any other breach or incident or disruption of our platform, systems, or networks or those of our service providers, could result in loss, corruption, unavailability, or other unauthorized processing of confidential information, and any such event, or the perception that it has occurred, may result in damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. For example, in June and August 2022, we became aware that threat actors had conducted sophisticated social engineering campaigns against some of our employees after having obtained employee names and mobile phone numbers from unknown sources. The attack identified in August 2022, which involved smishing text messages that purported to be from our IT department, resulted in the threat actor obtaining some of our employees' credentials and access to certain data of approximately 209 customers out of our total customer base of approximately 270,000 at that time. We notified and worked with our affected customers. We also notified appropriate regulators and addressed their questions about the incident. We also took steps to remediate the incident, including enhancing our security training, improving our two factor authentication requirements, implementing additional layers of control within our VPN, reducing access to certain internal applications and tools, running simulated phishing attempts to increase employee security awareness, and increasing the refresh frequency for access to certain internal applications. Industry reports indicate that the threat actors also attacked other technology, telecommunication and cryptocurrency companies.

We also rely on various third-party service providers to operate our platform and deliver our products, including network service providers, internet service providers, telecommunications carriers, providers of cloud infrastructure and cloud communications, and third-party technology and intellectual property. Our service providers (or their sub-service providers) have in the past experienced, and may in the future experience, security breaches and incidents, including unauthorized access or inadvertent disclosures, that have exposed and may expose or make available to threat actors our data or that of our customers. Even when our systems are not compromised, if our service providers experience breaches or incidents that impact our data or our customers' data, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected.

Furthermore, we are required to comply with laws and regulations that require us to maintain security measures designed to protect personal information and we may have contractual and other legal obligations to notify customers, regulators, government agencies, impacted individuals or other relevant stakeholders of security breaches. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. Consequences associated with such security incidents may include: government enforcement actions and other actions or proceedings (for example, investigations, audits, and inspections), and related fines, penalties, required remedial actions, or other obligations and liabilities; additional reporting requirements and/or oversight; restrictions on processing or transferring data (including personal data); claims, demands, and litigation (including class claims); indemnification obligations; monetary fund diversions; interruptions in our operations (including availability of data); financial loss and other similar harms. Actual and perceived security incidents and attendant consequences could also lead to negative publicity and reputational harm, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or mitigate the security incident. Accordingly, if our cybersecurity measures or those of our third-party service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), or if our employees or contractors compromise or mishandle data, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected.

While we maintain errors, omissions and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

Our actual or perceived failure to comply with increasingly stringent laws, regulations and contractual obligations relating to privacy, data protection and cybersecurity could harm our reputation and subject us to significant fines and liability or loss of business.

We and our customers are subject to numerous domestic (for example, the California Consumer Privacy Act ("CCPA")) and foreign (for example, the General Data Protection Regulation ("GDPR") in the European Union ("EU")) privacy, data protection and cybersecurity laws and regulations that restrict the collection, use, disclosure and processing of personal information, including financial and health data. These laws and regulations are expanding globally, evolving, and being tested in courts, may result in increasing regulatory and public scrutiny of our practices relating to personal information and may increase our exposure to regulatory enforcement action, sanctions and litigation. The breadth and depth of changes in data protection obligations has required significant time and resources, including a review of our technology and systems against the requirements of the GDPR.

The CCPA (as amended by the California Privacy Rights Act of 2020) imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents (both consumers and employees) certain rights related to their personal information. The CCPA allows for statutory fines for noncompliance. Similar laws have been enacted in 18 other states with 13 laws currently in effect and the remainder becoming effective later in 2025 and 2026. Numerous other states, and the U.S. federal government, also have proposed general privacy legislation recently. Additionally, other states have proposed, and in certain cases enacted, other laws and regulations addressing privacy and cybersecurity, such as Washington's My Health, My Data Act, which includes a private right of action. If we become subject to new privacy, data protection or cybersecurity laws, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase, including individuals, via a private right of action, and state actors.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to privacy, data protection and cybersecurity. For example, the GDPR, the United Kingdom's General Data Protection Regulation and Data Protection Act 2018 ("UK GDPR") and the Swiss Federal Act on Data Protection, impose strict requirements for processing the personal information of individuals protected by the legislation, whether their data is processed within or outside the European Economic Area ("EEA"), the United Kingdom ("UK") and Switzerland, respectively (such jurisdictions, collectively, "Europe"). For example, the GDPR imposes significant requirements regarding the processing of individuals' personal information, including in relation to transparency, lawfulness of processing, individuals' privacy rights, compliant contracting, data minimization, data breach notification, data re-usage, data retention, security of processing and international data transfers. Under the GDPR and UK GDPR, government regulators may impose temporary or definitive bans on data processing or data transfers, require a company to delete data, as well as impose significant fines, potentially ranging up to 20 million Euros under the GDPR, 17.5 million GBP under the UK GDPR, or 4% of a company's worldwide revenue, whichever is higher. Further, individuals may initiate compensation claims or litigation related to our processing of their personal information. Other privacy and data protection laws in Europe impose strict requirements around marketing communications and the deployment of cookies on users' devices. As another example, Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018) may apply to our operations. The LGPD broadly regulates processing of personal information of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the GDPR. Additionally, we expect an increase in the regulation of the use of AI and ML in products and services. For example, in Europe, the Artificial Intelligence Act ("AI Act"), once effective, will impose onerous obligations related to the development, placing on the market and use of AI-related systems. In the United States, numerous states have established study commissions that could lead to regulation of AI, and certain states have enacted legislation regulating aspects of AI. Other countries also are contemplating laws regulating AI and ML. We may have to change our business practices to comply with obligations under these or other new and evolving regimes.

Further, the interpretation and application of new domestic and foreign laws and regulations in many cases is uncertain, and our legal and regulatory obligations in such jurisdictions are subject to frequent and unexpected changes, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. For example, the EU's Digital Services Act, Digital Markets Act and Data Act entered into force in 2024, and the EU's Network and Information Security Directive II, adopted in 2023, provides for EU member states to have issued implementing legislation by October 2024. Additionally, the EU's Digital Operational Resiliency Act entered into force on January 17, 2025.

Similarly, with our registration as an interconnected VoIP provider for certain products with the Federal Communications Commission ("FCC"), we also must comply with privacy laws associated with customer proprietary network information rules in the United States. In addition, states such as California have increasingly adopted or proposed, or may propose, regulations that may classify our services in such a manner as to subject us to additional privacy-related compliance obligations under state law. If we fail or are perceived to have failed to maintain compliance with these requirements, we could be subject to regulatory audits or inquiries, civil and criminal penalties, fines and breach of contract claims, as well as reputational damage, which could impact the willingness of customers to do business with us.

In addition to our legal obligations, our contractual obligations relating to privacy, data protection and cybersecurity have become increasingly stringent due to changes in laws and regulations and the expansion of our offerings. Certain privacy, data protection and cybersecurity laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. In addition, we support customer workloads that involve the processing of protected health information and are required to sign business associate agreements with customers that subject us to requirements under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, as well as state laws that govern health information.

Our actual or perceived failure to comply with laws, regulations, contractual commitments, or other actual or asserted obligations, including certain industry standards, regarding privacy, data protection and cybersecurity could lead to costly legal action, adverse publicity, significant liability, inability to process data, and decreased demand for our services, which could adversely affect our business, results of operations and financial condition.

As a cumulative example of these risks, because our primary data processing facilities are in the United States, we have experienced hesitancy, reluctance, or refusal by European or multinational customers to continue to use our services due to potential risks arising from the Court of Justice's July 2020 ruling in the "Schrems II" case, as well as related guidance from regulators and enforcement action against Meta by the Irish Data Protection Commission. For example, absent appropriate safeguards or other circumstances, the GDPR and laws in Switzerland and the UK generally restrict the transfer of personal information to many countries outside of such jurisdictions, such as the United States. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. Based on this decision, personal information can flow from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework without having to put in place additional data protection safeguards. We are certified under the EU-U.S. Data Privacy Framework, the UK Extension to the EU-U.S. Data Privacy Framework, and the Swiss-U.S. Data Privacy Framework. If we cannot maintain a valid mechanism for cross-border data transfers, we and our customers may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe or elsewhere. The inability to transfer personal information to the United States could significantly and negatively impact our business operations; limit our ability to collaborate with parties that are subject to data privacy and security laws; or require us to increase our personal information processing capabilities in Europe and/or elsewhere at significant expense. In addition, outside of Europe, other jurisdictions have proposed and enacted laws relating to cross-border data transfer or requiring personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. If we are unable to increase our data processing capabilities and storage in Europe and other countries to limit or eliminate the need for data transfers out of Europe and other applicable countries quickly enough, and valid solutions for personal information transfers to the United States or other countries are not available or are difficult to implement in the interim, we will likely face continuing reluctance from European and multinational customers to use our services and increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal information across borders.

Evolving laws, regulations, and other actual and asserted obligations relating to privacy, data protection, and cybersecurity, as well as any new or evolving obligations relating to the use of AI and ML technologies, could reduce demand for our platform, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our service in some locations and may subject us to liability. Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other actual and asserted obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our practices and platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and other intellectual property laws, contractual provisions, and internal processes, procedures, and controls in an effort to establish, maintain, enforce, and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and other countries and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some countries do not protect intellectual property or proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of such rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We also rely, in part, on contractual confidentiality obligations we impose on our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These obligations may not effectively prevent unauthorized disclosure or use of our confidential information, and it may be possible for unauthorized parties to copy or access our software or other proprietary technology or information, or to develop similar products independently without us having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we may not be able to assert any trade secret rights against those parties.

We may be required to spend significant resources to monitor, enforce, maintain, and protect our intellectual property and proprietary rights. Litigation brought to protect and enforce our intellectual property or proprietary rights could be costly, time-consuming and distracting to management, result in a diversion of significant resources, or the narrowing or invalidation of portions of our intellectual property. Our efforts to enforce our intellectual property or proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such rights. Our failure to meaningfully protect our intellectual property and proprietary rights, could have an adverse effect on our business, results of operations and financial condition.

We have been sued and may, in the future, be sued by third parties for alleged infringement of their intellectual or other proprietary rights, which could adversely affect our business, results of operations and financial condition.

There is considerable patent and other intellectual property development activity in our industry. We may also introduce or acquire new products or technologies, including in areas where we historically have not participated, which could increase our exposure to intellectual property infringement claims brought by third parties. Our future success depends, in part, on not infringing the intellectual property or proprietary rights of others and we may be unaware of such rights that may cover some or all of our technology or intellectual property. We have from time to time been subject to claims that our products or platform and underlying technology are infringing upon third-party intellectual property or proprietary rights. We may be subject to such claims in the future and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses (including settlement payments and costs associated with litigation) and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products, or require that we comply with other unfavorable terms.

Additionally, our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or are otherwise liable to them for losses suffered or incurred by them as a result of claims of intellectual property infringement. Although we typically limit our liability with respect to such obligations through such agreements, we may still incur substantial liability related to our indemnification obligations.

Regardless of the merits or ultimate outcome of any claims of infringement, misappropriation, or violation of intellectual or other proprietary rights that have been or may be brought against us or that we may bring against others, these types of claims, disputes, and lawsuits are time-consuming and expensive to resolve, divert management's time and attention, and could harm our reputation. Litigation is inherently unpredictable and we cannot predict the timing, nature, controversy or outcome of disputes brought against us or assure you that the results of any of these actions will not have an adverse effect on our business, results of operations or financial condition.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third-party that distributes such open source software were to allege that we had not, or have not, complied with the terms and conditions of the license for such open source software, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, damage our reputation, give rise to increased scrutiny regarding our use of open source software, result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from third parties in certain of our products and our platform, and we expect to license additional third-party technology and intellectual property in the future. Licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute third-party technology could limit the functionality of our products or platform and could require us to redesign our products or platform. In addition, if the third-party technology and intellectual property we use has errors, service outages, security vulnerabilities, or otherwise malfunctions, the functionality of our products and platform may be negatively impacted, our customers may experience outages or reduced service levels, and our business may be adversely affected.

For example, we outsource a substantial majority of our cloud infrastructure to Amazon Web Services ("AWS"), which hosts our products and platform. Our customers need to be able to reliably access our platform, without material interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have experienced, and expect that we may experience interruptions, delays and outages in service and availability in the future due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be caused by a number of potential causes, including technical failures, natural disasters, public health epidemics or pandemics, fraud or security attacks. In addition, if our security, or that of AWS, is compromised, if our products, platform or customer data become unavailable, or if our users are unable to use our products within a reasonable amount of time or at all, any one of which may be due to circumstances beyond our control, then our business, results of operations and financial condition could be adversely affected. In some instances, we may encounter difficulties or otherwise not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance and to troubleshoot performance issues, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, or through other factors that may result in interruptions, delays and outages in service and availability of our products and/or services, our business, results of operations and financial condition may be adversely affected. In addition, if Amazon.com, Inc. ("Amazon") requires that we comply with unfavorable terms in order to continue our use of AWS or if Amazon implements any changes in its service levels for AWS, the changes may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

The substantial majority of the services we use from AWS are for cloud-based reserve service capacity and, to a lesser extent, storage and other optimization offerings. AWS enables us to order and reserve service capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity protocols. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement if we fail to cure a breach of the agreement within 30 days of our being notified of the breach and, in some cases, AWS may suspend the agreement immediately for cause upon notice. Although we expect that we could procure similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions to our platform and encounter difficulties in our ability to make our products reliably accessible by customers, as well as delays and additional expenses in procuring, implementing, and transitioning to alternative cloud infrastructure services. Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using or reduce their usage of our products, discourage customers from renewing their contracts, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

The use of AI technologies in our platform and our business may not produce the desired benefits, and may result in increased liability, reputational harm, or other adverse consequences.

We have deployed, and continue to develop and incorporate, AI solutions and features into our platform and our business, and these solutions and features may become more important to our operations or to our future growth over time. We expect to rely on AI solutions and features to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI. For example, we are focused on continued product innovations to combine our communications products with contextual data and AI to address evolving customer needs and expectations. We are also building out new AI capabilities internally, including AI automation and agents in our self-service platform and in our internal operations. Our investments in AI solutions and features have and may continue to negatively impact our cost of revenue and gross margins until we are able to increase revenue enough to offset these investments. We may also fail to properly implement or market our AI solutions and features. Our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our ability to effectively implement and market our AI solutions and features will depend, in part, on our ability to attract and retain employees with AI expertise, and we expect significant competition for professionals with the skills and technical knowledge that we will require. Additionally, our offerings based on AI may expose us to additional claims, demands and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, our business, financial condition and results of operations may be adversely affected if content or recommendations that AI solutions or features assist in producing are or are alleged to be deficient, inaccurate, or biased, or if such content, recommendations, solutions, or features or their development or deployment (including the collection, use, or other processing of data used to train or create such AI solutions or features) are found to have or alleged to have infringed upon or misappropriated third-party intellectual property rights or violated applicable laws, regulations, or other actual or asserted legal or contractual obligations to which we are or may become subject. The legal, regulatory, and policy environments around AI are evolving rapidly, and we may become subject to new and evolving legal and other obligations. More recently, the FCC applied restrictions in the Telephone Consumer Protection Act of 1991 ("TCPA") on AI-generated voices. These and other developments may require us to make significant changes to our use of AI, including by limiting or restricting our use of AI, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm.

Risks Related to Legal and Regulatory Matters

Certain of our products are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

As a provider of communications products, we are subject to existing or potential FCC and state regulations relating to privacy, telecommunications, consumer protection and other requirements. In addition, the extension of telecommunications regulations to our non-interconnected VoIP services could result in additional federal and state regulatory obligations and taxes. We are also in discussions with certain jurisdictions regarding potential sales and other taxes for prior periods that we may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates, which may increase our costs of doing business and negatively affect the prices our customers pay for our services. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our products. For example, in 2023, we received a "cease-and-desist" letter from the FCC related to reported fraudulent traffic on our messaging platform. We subsequently removed the identified traffic and sent a follow-up letter to the agency detailing our fraud mitigation practices and various planned improvements to reduce future risks. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, could erode customer trust, possibly impair our ability to sell our VoIP, other telecommunications products and/or other services to customers and could adversely affect our business, results of operations and financial condition.

In addition, states such as California have increasingly adopted or proposed, or may propose, regulations that may subject us to additional registration, reporting, resiliency and/or compliance obligations. If we become subject to several new and/or different interconnected and/or non-interconnected VoIP regulations at the state level, it may increase our compliance costs and the risk of enforcement action against us, which in turn could adversely affect our business, results of operations and financial condition.

Certain of our products are subject to a number of FCC regulations and laws that are administered by the FCC. Among others, we must comply (in whole or in part) with:

- the Communications Act of 1934, as amended, which regulates communications services and the provision of such services;

- the Telephone Consumer Protection Act, which limits the use of automatic dialing systems for calls and texts, artificial or prerecorded voice messages and fax machines;

- the Communications Assistance for Law Enforcement Act, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

- the Pallone-Thune Telephone Robocall Abuse Criminal Enforcement and Deterrence Act ("TRACED");

- requirements to safeguard the privacy of certain customer information;

- payment of annual FCC regulatory fees and contributions to FCC-administered funds based on our interstate and international revenues; and

- rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund.

In addition, Congress and the FCC are attempting to mitigate the prevalence of robocalls by requiring participation in a technical standard called Signature-based Handling of Asserted Information Using toKENs ("SHAKEN") and Secure Telephone Identity Revisited ("STIR") (together, "SHAKEN/STIR"), which allows voice carriers to authenticate caller ID, prohibiting malicious spoofing. The FCC continues to increase its focus on robocall mitigation, including by implementing orders and holding open proceedings related to robocalls and robotexts. We cannot predict whether the FCC will require more than the robocall and robotexting measures that we have started to implement. If the FCC were to implement new regulations or requirements that limited the types of customers allowed to use our platform or overly burdensome requirements for our customers, those actions could limit the customers that we are able to serve.

Similarly, in May 2021, the Biden administration issued an Executive Order requiring federal agencies to implement additional information technology security measures, including, among other things, requiring agencies to adopt multifactor authentication and encryption for data at rest and in transit to the maximum extent consistent with federal records laws and other applicable laws. Due to this Executive Order, federal agencies may require us to modify our cybersecurity practices and policies, thereby increasing our compliance costs. If we are unable to meet the requirements of the Executive Order, our ability to work with the U.S. government, whether directly or indirectly, may be impaired and may result in a loss of revenue.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, and we may have to restructure our offerings, exit certain markets or raise the price of our products. In addition, any uncertainty regarding whether particular regulations apply to our business, and how they apply, could increase our costs or limit our ability to grow.

As we continue to expand internationally, we have become subject to telecommunications laws and regulations in the foreign countries where we offer our products. Internationally, we currently offer our products in more than 180 countries and territories. Our international regulatory and business obligations, and the related challenges and resources involved, increase when we enter new countries and as our presence and market share in such countries grow.

Our international operations are subject to country-specific governmental regulation and related actions that have increased and will continue to increase our compliance costs or impact our products and platform or prevent us from offering or providing our products in certain countries. Moreover, the regulation of CPaaS companies like us is continuing to evolve internationally and many existing regulations may not fully contemplate the CPaaS business model or how they fit into the communications regulatory framework. As a result, interpretation and enforcement of regulations often involve significant uncertainties. In many countries, including those in the European Union, a number of our products or services are subject to licensing and communications regulatory requirements which increases the level of scrutiny and enforcement by regulators. Future legislative, regulatory or judicial actions impacting CPaaS services could also increase the cost and complexity of compliance and expose us to liability. For example, in some countries, some or all of the services we offer are not considered regulated telecommunications services, while in other countries they are subject to telecommunications regulations, including but not limited to payment into universal service funds, licensing fees, provision of emergency services, provision of information to support emergency services and number portability as well as requirements to combat scams and fraud. Failure to comply with these regulations could result in our Company being issued remedial directions to undertake independent audits and implement effective systems, processes and practices to ensure compliance, significant fines or being prohibited from providing telecommunications services in a jurisdiction.

In addition, from time to time we implement Know-Your-Customer and/or Know-Your-Traffic related processes in the jurisdictions in which we operate, which may create friction for our customers, require management attention, and increase our compliance costs.

Moreover, certain of our products may be used by customers located in countries where voice and other forms of Internet Protocol ("IP") communications may be illegal or require special licensing or in countries on a U.S. embargo list. Even where our products are reportedly illegal or become illegal or where users are located in an embargoed country, users in those countries may be able to continue to use our products in those countries notwithstanding the illegality or embargo. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so or if we use a local partner to provide services in a country and the local partner does not comply with applicable governmental regulations. Any such penalties or governmental action may be costly and may harm our business and damage our brand and reputation. We may be required to incur additional expenses to meet applicable international regulatory requirements or be required to raise the prices of services, or restructure or discontinue those services if required by law or if we cannot or will not meet those requirements. Any of the foregoing could adversely affect our business, results of operations and financial condition.

If we are unable to obtain or retain geographical, mobile, regional, local or toll-free numbers, or to effectively process requests to port such numbers in a timely manner due to industry regulations, our business and results of operations may be adversely affected.

Our future success depends in part on our ability to obtain allocations of geographical, mobile, regional, local and toll-free direct inward dialing numbers or phone numbers as well as short codes and alphanumeric sender IDs (collectively, "Numbering Resources") in the United States and foreign countries at a reasonable cost and without overly burdensome restrictions. Our ability to obtain allocations of, assign and retain Numbering Resources depends on factors outside of our control, such as applicable regulations, the practices of authorities that administer national numbering plans or of network service providers from whom we can provision Numbering Resources, such as offering these Numbering Resources with conditional minimum volume call level requirements, the cost of these Numbering Resources and the level of overall competitive demand for new Numbering Resources.

In addition, in order to obtain allocations of, assign and retain Numbering Resources in the EU or certain other regions, we are often required to be licensed by local telecommunications regulatory authorities, some of which have been increasingly monitoring and regulating the categories of Numbering Resources that are eligible for provisioning to us or our customers, including restricting the use of types of numbers for particular use cases. For example, France has prohibited the use of mobile numbers for certain use cases, and Spain is considering similar rules. We have obtained licenses and are in the process of obtaining licenses in various countries in which we do business, but in some countries, the regulatory regime around provisioning of Numbering Resources is unclear, subject to change over time, and sometimes may conflict from jurisdiction to jurisdiction. Furthermore, these regulations and governments' approach to their enforcement, as well as our products and services, are still evolving and we may be unable to maintain compliance with applicable regulations, or enforce compliance by our customers, on a timely basis or without significant cost. Also, compliance with these types of regulation may require changes in products or business practices that result in reduced revenue. Due to our or our customers' assignment and/or use of Numbering Resources in certain countries in a manner that may violate applicable rules and regulations, we have been subjected to government inquiries and audits, and may in the future be subject to significant penalties or further governmental action, and in extreme cases, may be precluded from doing business in that particular country. We have also been forced to reclaim Numbering Resources from our customers as a result of certain events of non-compliance. These reclamations result in loss of customers, loss of revenue, reputational harm, erosion of customer trust, and may also result in breach of contract claims, all of which could have an adverse effect on our business, results of operations and financial condition.

Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain. Our inability to acquire or retain Numbering Resources for our operations may make our voice and messaging products less attractive to potential customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud communications, has increased, which increases our dependence on needing sufficiently large quantities of Numbering Resources. It may become increasingly difficult to source larger quantities of Numbering Resources as we scale and we may need to pay higher costs for Numbering Resources, and Numbering Resources may become subject to more stringent regulation or conditions of usage such as the registration and ongoing compliance requirements discussed above.

Additionally, in some geographies, we support number portability, which allows our customers to transfer their existing phone numbers to us and thereby retain their existing phone numbers when subscribing to our voice and messaging products. Transferring existing numbers is a manual process that can take up to 15 business days or longer to complete. Any delay that we experience in transferring these numbers typically results from the fact that we depend on network service providers to transfer these numbers, a process that we do not control, and these network service providers may refuse or substantially delay the transfer of these numbers to us. Number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, then we may experience increased difficulty in acquiring new customers. We may also be required to compensate customers for certain failures in the porting process.

United States federal and state legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act") establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act, obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, certain states prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing or that contain content harmful to minors to email addresses listed on specified child protection registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain non-U.S. jurisdictions in which we operate have enacted laws regulating the sending of email that are more restrictive than U.S. laws. For example, some foreign laws prohibit sending broad categories of email unless the recipient has provided the sender advance consent (or "opted-in") to receipt of such email. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our customers' and other users' violation of our policies or other misuse of our platform to transmit unwanted, offensive or illegal messages, spam, phishing scams, links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of regulatory penalties, litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages or voice calls may subject us to potential risks, including liabilities or claims relating to consumer protection laws and regulatory enforcement, including fines. For example, the TCPA restricts telemarketing and the use of automatic SMS text messages without prior express consent. TCPA violations can result in significant financial penalties, as businesses can incur penalties or criminal fines imposed by the FCC or be fined up to $1,500 per violation through private litigation or state attorneys general or other state actor enforcement. Class action suits are the most common method for private enforcement. This has resulted in civil claims against our company and requests for information through third-party subpoenas. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages or voice calls are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws, we could face direct liability.

Moreover, certain customers may use our platform to transmit unwanted, offensive or illegal messages, calls, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These issues also arise with respect to a portion of those users who use our platform on a free trial basis or upon initial use. These actions are in violation of our policies and in particular, our Acceptable Use Policy. For example, in 2023, we received a cease-and-desist letter from the FCC alleging that we were transmitting illegal robocall traffic that originated from an independent software vendor customer and their end user customer. In response, we suspended the customers' accounts and sent the FCC a follow-up letter detailing our fraud mitigation practices and various planned improvements to reduce future risks. However, our efforts to defeat spamming attacks, illegal robocalls and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Furthermore, enacting more stringent controls on our customers' use of our platform to combat such violations of our Acceptable Use Policy could increase friction for our legitimate customers and decrease their use of our platform.

Our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws or of contractual requirements imposed by carriers, such as the CTIA Shortcode Agreement, The Campaign Registry, and similar policies. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our email and messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our Acceptable Use Policy and our email and messaging policies and, in certain circumstances, to review their email, messages and distribution lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. We cannot predict whether our role in facilitating our customers' or other users' activities will result in violations of carrier policies which could result in fines, administrative delays, or service interruptions. We also cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable state or federal law, or whether that possibility could become more likely if changes to current laws regulating content moderation, such as Section 230 of the Communications Decency Act, are enacted. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Additionally, our products may be subject to fraudulent usage, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams and other fraudulent schemes, such as phishing. Although our customers are required to set passwords or personal identification numbers to protect their accounts, third parties have in the past been, and may in the future be, able to access and use their accounts through fraudulent means. Furthermore, spammers attempt to use our products to send targeted and untargeted spam messages. We cannot be certain that our efforts to defeat spamming attacks will be successful in eliminating all spam messages from being sent using our platform. In addition, a security breach of, or security incident impacting, our customers' systems could result in exposure of their authentication credentials, unauthorized access to their accounts or fraudulent calls on their accounts, any of which could adversely affect our business, results of operations and financial condition.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products and services such as our products and platform.

The current legislative and regulatory landscape regarding the regulation of the internet is subject to uncertainty. For example, in January 2025, the U.S. Court of Appeals for the Sixth Circuit struck down the FCC's net neutrality rules, and it is unlikely that similar federal rules will be adopted beyond those intended to preempt state regulation. Without federal net neutrality rules, we cannot predict whether internet access service providers may be able to limit our users' ability to access our platform or make our platform a less attractive alternative to our competitors' applications. Moreover, several states such as California have enacted or are considering state-level legislation or executive action that would implement certain net neutrality protections. State broadband regulations have been upheld by courts in certain jurisdictions, creating the potential for a patchwork of disparate regulatory regimes.

In a related regulatory context, while the EU requires equal access to internet content, under its Digital Single Market initiative the EU may impose additional requirements that could increase our costs. If new FCC, EU, or other rules directly or inadvertently impose costs on online providers like our business, our expenses may rise. Were any of these outcomes to occur, our ability to retain existing users or attract new users may be impaired, our costs may increase, and our business may be significantly harmed.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by "viruses," "worms," and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Our global operations subject us to potential liability under export controls, economic sanctions, customs, anti-corruption, and other laws and regulations, and violating these laws could subject us to liability and impair our ability to compete in international markets.

Certain of our products and services may be subject to international trade laws, including the U.S. Export Administration Regulations, U.S. customs laws, and U.S. economic and trade sanctions as well as similar laws and regulations in other countries in which we do business. Exports and imports of our products and the provision of our services must be made in compliance with these laws. We take precautions to prevent our products from being imported or exported and our services from being provided in violation of these laws; however, we are aware of certain of our products and services being provided to a small number of individuals and entities that are the subject of, or are located in countries or regions subject to, sanctions regulations administered by U.S. and foreign governmental authorities. If we fail to comply with these laws, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export privileges; fines, which may be imposed on us and responsible employees or managers; criminal liability, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

Any change in these laws or other regulatory requirements affecting trade and investments, shift in the enforcement or scope of existing laws, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers outside of the United States. Any decreased use of our products and services or limitations on our ability to export our products and provide our services could adversely affect our business, results of operations and financial condition.

Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers' ability to import our products into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products and provision of our services, including with respect to new releases of our products and services, may create delays in the introduction of our products and services in international markets, prevent our customers with international operations from deploying our products and using our services throughout their globally-distributed systems or, in some cases, prevent the export of our products or provision of our services to some countries altogether.

We are also subject to U.S. and foreign anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act, as amended ("FCPA"), the UK Bribery Act 2010, and other anti-corruption laws and regulations in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from directly or indirectly authorizing, offering, or providing, improper payments or things of value to recipients in the public or private sector, and also require that we maintain accurate books and records and adequate internal controls and compliance procedures designed to prevent violations. We sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. It is possible that our employees, agents, representatives, business partners or third-party intermediaries could fail to comply with our policies and applicable laws and regulations, for which we may ultimately be held responsible. Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, significant fines and penalties, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action would likely result in a materially significant diversion of management's attention and resources, significant defense costs and other professional fees.

The standards imposed by private entities and inbox service providers to regulate the use and delivery of email have in the past interfered with, and may continue to interfere with, the effectiveness of our platform and our ability to conduct business.

From time to time, private entities and inbox service providers impose requirements that impact our and our customers' ability to use and deliver email. For example, some of our IP addresses have become, and we expect will continue to be, listed with one or more denylisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses denylisted due to our scale and volume of email processed, compared to our smaller competitors. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, denylisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations. In the first quarter of 2024, Google and Yahoo began enforcing new email sender requirements aimed at sender authentication, including Domain-based Message Authentication, Reporting and Conformance ("DMARC") record requirements. These requirements have required us to devote time and resources toward compliance efforts, and these or similar authentication requirements imposed in the future could result in reduced volumes for our email products and could adversely affect our business, financial condition and results of operations.

Additionally, inbox service providers can block emails from reaching their users or categorize certain emails as "promotional" emails and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. The implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform or services to comply with the changed policy in a reasonable amount of time. If the open rates of our customers' emails are negatively impacted by the actions of inbox service providers to block or categorize emails then customers may question the effectiveness of our platform and cancel their accounts. This, in turn, could harm our business, financial condition and results of operations.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as disputes or employment claims made by our current or former employees. Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn seriously harm our business. Insurance might not cover such claims or the costs to defend such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could seriously harm our business. If we are required to make substantial payments or implement significant changes to our operations as a result of legal proceedings or claims, our business, results of operations and financial condition could be adversely affected.

Risks Related to Financial and Accounting Matters

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global geopolitical events, economic events, public health epidemics and pandemics, actual or potential tariffs and other events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in U.S. dollars, we have also conducted business in currencies other than the U.S. dollar. We expect to expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses at our non-U.S. locations in the respective local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses.

In addition, our international subsidiaries maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our common stock could be adversely affected.

We have implemented a program to hedge transactional exposure against the Euro, and may do so in the future with respect to other foreign currencies. We also use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our borrowing costs, and we may still incur substantially more debt, which may adversely affect our operations and financial results.

As of December 31, 2024, we had $1.0 billion of indebtedness outstanding (excluding intercompany indebtedness). Our indebtedness may:

- limit our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities, acquisitions or other general corporate requirements;

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, business opportunities, acquisitions and other general corporate purposes;

- expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under a future revolving credit facility, may be at variable rates of interest; and

- increase our cost of borrowing.

In addition, the indenture which governs our 3.625% notes due 2029 (the "2029 Notes") and our 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes") contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could permit the trustee, or permit the holders of the Notes to cause the trustee, to declare all or part of the Notes to be immediately due and payable or to exercise any remedies provided to the trustee and/or result in the acceleration of substantially all of our indebtedness. Any such event would adversely affect our business, results of operations and financial condition.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We may be forced to sell assets, seek additional capital, or restructure or refinance our indebtedness, including the Notes. Our ability to restructure or refinance our debt will depend on, among other things, the condition of capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture that governs the Notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness and our financial condition. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of the United States, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. In addition, we may use a portion of our cash to satisfy tax withholding and remittance obligations related to outstanding restricted stock units. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities, our ability to repurchase stock, and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

We rely on assumptions and estimates to calculate certain of our business metrics, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

We rely on assumptions and estimates to calculate certain of our business metrics that we disclose in SEC filings, press releases and other materials, including Active Customer Accounts and Dollar-Based Net Expansion Rate. Our metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate our metrics are based on internal data and may be compiled from multiple systems, including systems that are organically developed or acquired through business combinations. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring our business or components of our business. We regularly review our processes for calculating these metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if they disagree with our methodologies, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and business combinations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Changes in accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification ("ASC") 842, "Leases" that became effective January 1, 2019, had a material impact on our consolidated financial statements as described in detail in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which result in regulatory discipline and harm investors' confidence in us.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. As of December 31, 2024, we carried a net $5.5 billion of goodwill and intangible assets. An adverse change in market conditions or significant changes in accounting conclusions, particularly if such changes have the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. For example, during the year ended December 31, 2023, we recorded an impairment of intangible assets related to Segment totaling approximately $285.7 million, as described in additional detail in Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024. Any such charges may adversely affect our results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, if we acquire additional businesses, we may not be able to successfully integrate the acquired operations and technologies and maintain internal control over financial reporting, if applicable, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, and could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Risks Related to Tax Matters

Our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes may be subject to certain limitations.

As of December 31, 2024, we had U.S. federal, state and foreign net operating loss carryforwards ("NOLs"), of $2.8 billion, $2.4 billion and $0.8 billion, respectively. Utilization of these NOL carryforwards depends on our future taxable income, and there is risk that a portion of our existing NOLs could expire unused, and that even if we achieve profitability, the use of our unexpired NOLs would be subject to limitations, which could materially and adversely affect our operating results. U.S. federal NOLs generated in taxable years beginning before January 1, 2018, may be carried forward only 20 years to offset future taxable income, if any. Under current law, U.S. federal NOLs generated in taxable years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs is generally limited to 80% of taxable income. Our state NOLs may also be subject to limitations, including periods during which the use of state NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently enacted legislation that limits the use of state NOLs for taxable years beginning on or after January 1, 2024 and before January 1, 2027.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, a corporation that undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes to offset post-change taxable income and taxes. Our existing NOLs and other tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in the future, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code.

We may have additional tax liabilities, which could harm our business, results of operations and financial condition.

Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arm's-length pricing standards for our intercompany transactions and our indirect tax positions. In determining the adequacy of our provision for income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service ("IRS"), and other tax authorities. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could adversely affect our results of operations and financial condition.

We conduct operations in many tax jurisdictions throughout the United States and internationally. In many of these jurisdictions, non-income-based taxes, such as sales, value-added tax, goods and services tax, and telecommunications taxes, are assessed on our operations or our sales to customers. We are subject to indirect taxes, and may be subject to certain other taxes, in some of these jurisdictions. We collect certain telecommunications-based taxes from our customers in certain jurisdictions, and we expect to continue expanding the number of jurisdictions in which we will collect these taxes in the future.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Following the United States Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an "economic nexus," regardless of whether the seller has a physical presence in the state. Any additional fees and taxes levied on our services by any state may adversely impact our results of operations.

Historically, we have not billed or collected taxes in certain jurisdictions and, in accordance with GAAP, we have recorded a provision for our tax exposure in these jurisdictions when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. We reserved $41.4 million on our December 31, 2024 balance sheet for these tax payments. These estimates include several key assumptions, including, but not limited to, the taxability of our products, the jurisdictions in which we believe we have nexus or a permanent establishment, and the sourcing of revenues to those jurisdictions. In the event these jurisdictions challenge our assumptions and analysis, our actual exposure could differ materially from our current estimates and reserves. If the actual payments we make to any jurisdiction exceed the accrual in our balance sheet, our results of operations would be harmed. In addition, some customers may question the incremental tax charges and seek to negotiate lower pricing from us, which could adversely affect our business, results of operations and financial condition.

We are in discussions with certain jurisdictions regarding potential sales and other indirect taxes for prior periods that we may owe. If any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates. For example, in 2020, San Francisco City and County assessed us for $38.8 million in taxes, including interest and penalties, which exceeded the $11.5 million we had accrued for that assessment. We paid the full amount under protest and filed a lawsuit on May 27, 2021 contesting the assessment. We entered into a settlement agreement in November 2023 pursuant to which San Francisco paid us $18.0 million in settlement of our claims.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations or our tax positions may materially and adversely affect our income taxes.

We are subject to income taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates may fluctuate significantly on a quarterly basis because of a variety of factors, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, changes in tax laws that could adversely impact our income or non-income taxes or the expiration of or disputes about certain tax agreements in a particular country. We are subject to audit by various tax authorities. In accordance with GAAP, we recognize income tax benefits, net of required valuation allowances and accrual for uncertain tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our results of operations, financial condition and cash flows in the period or periods for which that determination is made could result.

Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. For example, on August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income of corporations with adjusted financial statement income exceeding $1.0 billion, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022, which resulted in an excise tax payable calculated on our 2023 and 2024 share repurchases.

As another example, beginning in 2022, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") eliminates the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Section 174 of the Code, which impacts our effective tax rate and our cash tax liability in 2024. If the requirement to capitalize Section 174 expenditures is not modified by legislation, it will continue to impact our effective tax rate and our cash tax liability.

On October 8, 2021, the Organization for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Framework") which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a minimum tax rate of 15% for large multinational companies. On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive and various countries have enacted or are in the process of enacting legislation on these rules. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries.

Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments in response to the Tax Act, could increase uncertainty and may adversely affect our tax rate and cash flow in future years.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been volatile and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our common stock has, and may continue to, fluctuate significantly in response to numerous factors, many of which are beyond our control and may not be related to our operating performance, including:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our common stock by our stockholders;

- our issuance or repurchase of shares of our common stock;

- short selling of our common stock or related derivatives;

- changes in financial estimates or the publication of reports or statements by securities analysts or investors who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections or targets we may provide to the public, any changes in those projections or targets, or our failure to meet those projections or targets;

- announcements by us or our competitors of new products or services or related to acquisitions of businesses, products or technologies;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- changes in laws, industry standards, regulations or regulatory enforcement in the United States or internationally;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations or actual or anticipated changes in our strategy or the organization of our business;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management, including changes in the pace of hiring; and

- general political, social, economic and market conditions, in both domestic and foreign markets, and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or the perception in the market that holders of a large number of shares intend to sell their shares. Additionally, the shares of common stock subject to outstanding options and restricted stock unit awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market upon issuance, subject to applicable insider trading policies.

We may not realize the anticipated long-term stockholder value of our share repurchase programs, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price.

In January 2025, our board of directors authorized the repurchase of up to $2.0 billion of our common stock from time to time through a share repurchase program. As of December 31, 2024, we had repurchased $3.0 billion of outstanding shares of our common stock under prior authorizations that expired on December 31, 2024. Under our share repurchase program, we may make repurchases of stock through a variety of methods, including open share market purchases, privately negotiated purchases, entering into one or more confirmations or other contractual arrangements with a financial institution counterparty to effectuate one or more accelerated stock repurchase contracts, forward purchase contracts or similar derivative instruments, Dutch auction tender offers, or through a combination of any of the foregoing, in accordance with applicable federal securities laws. Our share repurchase program terminates at 11:59 pm Pacific Time on December 31, 2027, does not obligate us to repurchase any specific number of shares, and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of our share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program.

Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of any share repurchase program.

If securities or industry analysts change their recommendations regarding our common stock adversely, the trading price of our common stock and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the trading price of our common stock would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our common stock or trading volume to decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our certificate of incorporation and bylaws include provisions:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- providing that our board of directors is classified into three classes of directors with staggered three-year terms;

- prohibiting stockholder action by written consent, instead requiring all stockholder actions to be taken at a meeting of our stockholders;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing for advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty owed by our directors, officers, employees or our stockholders;

- any action asserting a claim against us arising under the Delaware General Corporation Law; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine (the "Delaware Forum Provision").

The Delaware Forum Provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim under the Securities Act, for which the United States District Court for the Northern District of California has sole and exclusive jurisdiction (the "Federal Forum Provision"), as we are based in the State of California. In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees. If a court were to find the Delaware Forum Provision and the Federal Forum Provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

General Risks

Our business is subject to the risks of pandemics, earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, security breaches and incidents, terrorism or war.

Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, public health epidemics or pandemics, terrorism, political unrest, cyber-attacks, geopolitical instability, war, the effects of climate change and other events beyond our control. For example, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. Natural disasters, public health epidemics or pandemics, such as the COVID-19 pandemic, and geopolitical events could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions and outages, reputational harm, delays in our development activities, lengthy interruptions in service, security breaches and incidents and loss or unavailability of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. In addition, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Any such events may result in users being subject to service disruptions or outages, and we may not be able to recover our technical infrastructure in a timely manner to maintain or resume operations, which may adversely affect our financial results.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

There is an increasing focus on ESG matters from governmental authorities, investors, customers and other stakeholders, whose expectations are evolving and may be contradictory. Our decisions regarding ESG-related initiatives, goals, or commitments, including whether to pursue them, and/or the extent to which we achieve them, may be scrutinized and could negatively impact our reputation, result in reduced customer demand or certain investors not purchasing or holding our stock, harm our ability to attract and retain qualified employees, or otherwise materially harm our business. Additionally, compliance with current or future legal requirements or stakeholder expectations regarding ESG matters, including disclosure and reporting obligations, may result in increased costs, and legal and operational risks.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management ("ERM").

Risk Management and Strategy

We have policies, standards, processes and practices for assessing, identifying, and managing material risk from cybersecurity threats that are integrated into our ERM systems and processes. Our cross-functional approach to cybersecurity risk management is focused on preserving the confidentiality, integrity, and availability of our information systems by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. As part of this approach, we have implemented controls and procedures that provide for the prompt escalation of certain cybersecurity incidents to enable timely decisions by management regarding the public disclosure and reporting of such incidents.

Our cybersecurity program is focused on the following key areas:

• *Governance.* As discussed in more detail under the heading "Governance" below, our board of directors' oversight of cybersecurity risk is supported by our audit committee, which regularly interacts with our ERM function, our Chief Digital Officer ("CDO"), our Chief Information Security Officer ("CISO"), other members of management, and relevant committees and working groups, including management's Enterprise Risk Committee ("ERC"), Cyber Incident Task Force ("CITF"), and Security Incident Response Team ("SIRT"), in its oversight of cybersecurity-related risk.

• *Risk Assessment.* We devote significant resources and designate high-level personnel, including our ERC, which includes our CDO, our CISO, our Chief Legal Officer ("CLO"), our Vice President of Internal Audit, and our Vice President of Ethics, Compliance and Risk Management, to manage the cybersecurity risk assessment and mitigation process. We conduct security assessments both internally and with the assistance of third parties to identify cybersecurity threats periodically and to identify any potentially material changes in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These security assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential impact of such risks, and the sufficiency and effectiveness of existing policies, procedures, systems, and controls to manage such risks. Risk themes identified during our risk assessments guide annual cybersecurity planning activities and investments to improve security coverage, technology capabilities and processes.

   • *Technical Safeguards.* We deploy, maintain, and regularly monitor the effectiveness of technical safeguards that are designed to protect our information systems from cybersecurity threats. We align our security program to recognized frameworks and industry standards. We make investments in core security capabilities, including awareness and training, identity and access, incident response, product security, cloud security, enterprise security, risk management, and supply chain risk, in order to enable us to better identify, protect, detect, respond to, and recover from evolving security threats. Our technical safeguards include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through internal and external security assessments and cybersecurity threat intelligence. We regularly assess our safeguards through internal testing by our assurance teams. We also leverage external third-party testing (e.g., penetration testing, attack surface mapping, and security maturity assessments) and seek third-party certifications (e.g., SOC2, ISO, and PCI DSS). Following our risk assessments, we evaluate whether and/or how to re-design and/or enhance our safeguards to reasonably address any identified risks or gaps.

   • *Incident Response and Recovery Planning.* We have established comprehensive incident response and recovery plans that address the full lifecycle of our response to a cybersecurity incident. These plans are periodically tested and evaluated.

   • *Third-Party Risk Management.* We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. We perform due diligence on vendors, service providers and other third-party users of our systems at initial onboarding and periodically thereafter. We require that third-party service providers have the ability to implement and maintain reasonable and appropriate security measures, consistent with applicable laws, in connection with their work with us, and to promptly report any actual or suspected breach of their security measures that may affect our company.

   • *Security Awareness and Training.* Our security awareness program requires that employees and certain contractors complete comprehensive security training upon joining the company and annually thereafter. The training covers critical security topics to ensure our workforce stays informed about top-of-mind security areas, such as phishing. The training helps ensure that our personnel have the knowledge and skills required to protect our digital assets and critical data. In addition, we conduct awareness campaigns on cybersecurity threats as a means to equip our personnel with effective tools to address such threats and to communicate our evolving information security policies, standards, processes and practices.

   We engage in the periodic assessment and testing of our cybersecurity policies, standards, processes and practices, including through audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. To assist with such assessment and testing, we engage assessors, consultants, auditors, and other third parties to perform assessments on our cybersecurity measures, including for third-party testing and certifications (as described above under "Technical Safeguards"), information security maturity assessments, customer audits, and independent reviews of our information security control environment and operating effectiveness. The material results of such assessments, audits and reviews are reported to our audit committee, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided.

   To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our company, including our business strategy, results of operations, or financial condition. For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, are reasonably likely to materially affect our company in the future, including our business strategy, results of operations, or financial condition, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Governance

   Our board of directors, in coordination with our audit committee, oversees our ERM process, including the management of cybersecurity risks, and is responsible for monitoring and assessing strategic risk exposure. Our management team and its committees, including our ERC, our CITF, our SIRT, and our core information security operational teams, in partnership with our engineering teams, are responsible for the day-to-day management and mitigation of the material cybersecurity risks we face.

Our board of directors administers its cybersecurity risk oversight function as a whole, as well as through our audit committee. Our audit committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties, and risks relating to cybersecurity incidents. Our board of directors has previously received quarterly updates from our audit committee on ERM and cybersecurity risks after the audit committee is updated by management but, as a reflection of the importance we place on managing and overseeing cybersecurity risk, management expects to provide quarterly updates directly to the board of directors beginning in 2025.

Our ERC, comprised of our CLO, our CDO, our CISO, our Vice President of Internal Audit, and our Vice President of Ethics, Compliance and Risk Management, among others, oversees our ERM activities, including cybersecurity-related risks. Our CDO and our CISO (who reports to our CDO) are primarily responsible for the assessment and management of our material risks from cybersecurity threats, working collaboratively and cross-functionally to design and implement our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above, and for responding to any cybersecurity incidents. In addition, our CITF (which includes our CDO, our CISO, our CLO, and our Chief Financial Officer ("CFO")) is primarily responsible for evaluating cybersecurity incidents, gathering and assessing facts relevant to applicable regulatory reporting and disclosure obligations, making recommendations to our Chief Executive Officer and CFO regarding such disclosure, and advising our board of directors and audit committee on the effectiveness of policies and procedures related to the disclosure of cybersecurity incidents.

To facilitate our cybersecurity risk management program, multidisciplinary teams throughout our company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, our CDO, our CISO, and the SIRT monitor the detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the CITF when appropriate.

Our CDO has over 25 years of experience at technology companies and has been in the security space for over 18 years, including serving as chief security officer at a public company and leading security engineering at another public company. Our CDO also serves on the board of directors of a publicly traded cybersecurity company. Our CDO holds an undergraduate degree in electronics engineering and a graduate degree in business administration and management. Our CISO has over 18 years of experience managing cybersecurity risks in the technology industry, including serving as the acting chief security officer at a public company and holding other senior cybersecurity leadership and operational roles at other companies. Our CISO holds an undergraduate degree in computer engineering and graduate degrees in electrical engineering and business administration. Our CFO, VP of Internal Audit, and VP of Ethics, Compliance and Risk Management each hold undergraduate and/or graduate degrees in their respective fields, and have over 10 years of experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats.

If one of the roles described in this Item 1C is vacant, another senior member of the applicable functional team is selected to serve on our ERC, CITF, or any other applicable committees or task forces on an interim basis, as needed.

Item 2. *Properties*

We lease all of our facilities and do not own any real property. Our headquarters, which serves as our principal offices for our business segments, is located in San Francisco, California, where we actively occupy 83,372 square feet of office space at 101 Spear Street. We lease additional office space in various other locations in South America, Europe and Asia. This includes our international headquarters in Dublin, Ireland, and regional offices used for business operations, sales, support, and product development for our business segments. Additional information regarding our lease commitments is available in Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We believe that our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. *Legal Proceedings*

Refer to Note 17(b) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of our current material legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our Class A common stock ("common stock") is traded on the New York Stock Exchange under the symbol "TWLO." Our Class B common stock is neither listed nor traded, and no Class B common stock is currently issued or outstanding.

Holders of Record

As of January 31, 2025, we had 225 holders of record of our Class A common stock. There are no holders of record of our Class B common stock. The actual number of stockholders is greater than this number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Twilio Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

We have presented below the cumulative five-year total return to our stockholders in comparison to the S&P 500 Index and S&P 500 Information Technology Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each respective index at the market closing price on the last trading day for the fiscal year ended December 31, 2019, and its relative performance is tracked through the last trading day for the fiscal year ended December 31, 2024. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



Sales of Unregistered Securities

During the year ended December 31, 2024, we issued 88,408 shares of our unregistered common stock to an independent donor advised fund to further our Twilio.org philanthropic goals. The shares were "restricted securities" for purposes of Rule 144 under the Securities Act, and had an aggregate fair market value on the date of donation of $5.9 million. The foregoing transaction did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the offer, sale and issuance of the above shares were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of the shares did not involve a public offering.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchase activity for the three months ended December 31, 2024:

	Total Number of Shares Purchased[1]		Average Price Paid Per Share[2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
	(In thousands)				(In thousands)		(In millions)
October 1 - 31, 2024	2,527	$	69.85		2,527	$	236
November 1 - 30, 2024	1,405	$	96.12		1,405	$	101
December 1 - 31, 2024	916	$	109.77		916	$	—
	4,848				4,848		

[1] In February 2023, our board of directors authorized the repurchase of up to $1.0 billion in aggregate value of our Class A common stock. In March 2024, our board of directors authorized the repurchase of an additional $2.0 billion in aggregate value of our Class A common stock. As of December 31, 2024, we repurchased $3.0 billion of outstanding shares of our Class A common stock under these prior authorizations, which expired on December 31, 2024. In January 2025, our board of directors authorized a new program to repurchase up to $2.0 billion in aggregate value of our Class A common stock, which expires on December 31, 2027. Repurchases under this program can be made through open market transactions, privately negotiated transactions and other means in compliance with applicable federal securities laws, including through Rule 10b5-1 plans. We have discretion in determining the conditions under which shares may be repurchased from time to time. Refer to Note 18 — Stockholders' Equity in Part II, Item 8, of this Annual Report on Form 10-K for additional information related to share repurchases.

[2] Average price paid per share includes costs associated with the repurchases.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Overview

We envision a world in which every digital interaction between businesses and their customers is amazing. By combining our leading communications capabilities, plus rich contextual data, plus generative and predictive AI, we enable businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted and personalized customer experiences at scale. We offer communications APIs that enable developers to embed numerous forms of messaging, voice, email and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our customer data platform, digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty and increased customer value. Our platform, which combines our highly customizable communications APIs with customer data management capabilities and AI-powered predictions and recommendations, allows businesses to break down data silos and build a comprehensive single source for their customer data that is organized into unique profiles that are easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized and effective communications to their customers at every stage of their customer relationships at scale. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

On January 1, 2025, we realigned our business unit structure into a functional support model under one organization. We believe that operating as one organization best positions us as we seek to deliver one trusted, smart and integrated platform that enables more personalized communications and engagements for customers. Despite realigning our organizational structure, we continue to have two reportable segments. Our Communications reportable segment consists of a variety of APIs and software solutions to optimize communications between our customers and their end users. Our key offerings in our Communications reportable segment include Messaging, Voice, Email (which includes Marketing Campaigns), Flex, and User Authentication and Identity. Our Segment reportable segment consists of software products that enable businesses to leverage their contextual data to create unique customer profiles and achieve more effective customer engagement. Our key offering in our Segment reportable segment is our Segment product.

For a comprehensive overview of our business, our platform and our products refer to Part I, Item 1, "Business," included elsewhere in this Annual Report on Form 10-K.

In the years ended December 31, 2024, 2023, and 2022, our revenue was $4.5 billion, $4.2 billion and $3.8 billion, respectively, and our net loss was $109.4 million, $1.0 billion and $1.3 billion, respectively. In the years ended December 31, 2024, 2023, and 2022, our 10 largest Active Customer Accounts generated an aggregate of 10%, 10% and 12% of our total revenue, respectively.

Factors Affecting Our Results of Operations

We are focused on innovation, profit, and growth. To increase revenue and grow market share, we intend to drive product innovation, leverage predictive and generative AI, further enhance our ISV, reseller and other partner relationships, improve our self-service capabilities, cross-sell our products, expand internationally, enhance Segment data warehouse interoperability, and reduce time to value for Segment. We also intend to optimize our business and take measures to reduce costs, including simplifying and further automating our business processes, modernizing our infrastructure, focusing on self-service, leveraging AI, enacting certain workforce planning initiatives, optimizing utilization of our distributed workforce and implementing other initiatives targeted at improving efficiencies in our business.

Our revenue is primarily derived from usage-based fees, which can lead to variability in our results of operations and at times create differences between our forecasts and actual results. Our usage-based revenue is also more immediately impacted by changes in consumer spending and macroeconomic conditions than our subscription-based revenue. We also experience seasonal trends due to increased consumer activity in the fourth quarter, which may result in lower sequential revenue in the first quarter.

Our gross profit and gross margin are impacted by a number of factors, including our product mix; our ability to manage our cloud infrastructure-related and network service provider fees, including A2P SMS fees; changes in foreign exchange rates; the timing of amortization of capitalized software development costs and acquired intangibles; the extent to which we periodically choose to adjust prices of our products; and the timing and extent of our investments in our operations. Our gross margin is also impacted by the mix of U.S. messaging termination compared to international messaging termination, as international messaging has lower gross margins.

We migrated part of Segment's architecture to a new infrastructure provider in 2024, which we expect will allow us to recognize greater operational efficiency and scale up new AI-driven products and features. This migration resulted in overlapping expenses with our original and new vendors for much of 2024, which negatively impacted Segment gross margins. The migration was largely completed as of December 31, 2024.

In 2024, we introduced a company-wide annual cash bonus program to reduce our use of equity compensation. The bonus payout amount for each eligible participant is determined based on the Company and the individual full year performance metrics. In the year ended December 31, 2024, we recorded $134.1 million of expense related to this program. The program provided for a 25% mid-year bonus cash payment in its initial year only, which resulted in a $24.3 million cash payment in July 2024. As of December 31, 2024, the accrued bonus liability was $109.8 million recorded in the accrued expenses and other current liabilities in our consolidated balance sheet included elsewhere in this Annual Report on Form 10-K. The bonus will be paid in March of 2025. The introduction of this bonus program and reduction of our use of equity compensation impacted our expenses commencing in 2024. We expect that the reduction of our use of equity compensation will reduce our operating expenses in future periods.

In February 2023, one of our customers, Oi SA, a Brazilian telecom company, initiated reorganization proceedings in a Brazilian bankruptcy court and exposed us to risks on collections of pre-petition receivables and ongoing revenue. In April 2024, the creditors of Oi SA approved a Judicial Reorganization Plan (the "Oi Reorganization Plan") that aims to ensure Oi SA's operational feasibility and continuity of activities and further provides extended and discounted payment terms for pre-petition receivables. The Oi Reorganization Plan was subsequently ratified by the Brazilian bankruptcy court and contains various contingencies. As a result of a reduction in ongoing payment activity from this customer, as of December 31, 2024, we have fully reserved the pre-petition and post-petition accounts receivable due from Oi SA of $15.2 million and $13.5 million, respectively.

Key Business Metrics

We review a number of operational and financial metrics, including Active Customer Accounts and Dollar-Based Net Expansion Rate, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

The following table summarizes our year-over-year revenue growth and Dollar-Based Net Expansion Rate for the years ended December 31, 2024, 2023 and 2022, and the number of Active Customer Accounts as of December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
	2024	2023	2022
Active Customer Accounts	325,000	305,000	290,000
Total Revenue (in thousands)	$ 4,458,036	$ 4,153,945	$ 3,826,321
Total Revenue Growth Rate	7 %	9 %	35 %
Dollar-Based Net Expansion Rate	104 %	103 %	121 %

Active Customer Accounts

We define an Active Customer Account at the end of any period as an individual account, as identified by a unique account identifier, for which we have recognized at least $5 of revenue in the last month of the period. A single organization may constitute multiple unique Active Customer Accounts if it has multiple account identifiers, each of which is treated as a separate Active Customer Account. Active Customer Accounts excludes customer accounts from Zipwhip, Inc. ("Zipwhip"). Communications Active Customer Accounts and Segment Active Customer Accounts are calculated using the same methodology, but using only revenue recognized from accounts in the respective segment. When presented in this Annual Report on Form 10-K, (i) the number of Active Customer Accounts is rounded down to the nearest thousand, (ii) the number of Communications Active Customer Accounts is rounded down to the nearest thousand, and (iii) the number of Segment Active Customer Accounts is rounded down to the nearest hundred.

Our business and customer relationships have grown since we began reporting the number of Active Customer Accounts using the above definition, which is anchored to a minimum $5 monthly revenue figure. We have a large number of Active Customer Accounts with relatively low individual spend that in the aggregate do not drive a significant portion of our revenue. Due to this dynamic, we believe that the number of Active Customer Accounts, as currently defined, is less informative now as an indicator of the growth of our business and future revenue trends than it has been in prior periods. In the three years ended December 31, 2024, 2023 and 2022, revenue from Active Customer Accounts represented over 99% of total revenue in each period.

Dollar-Based Net Expansion Rate

Our Dollar-Based Net Expansion Rate compares the total revenue from all Active Customer Accounts and customer accounts from Zipwhip in a quarter to the same quarter in the prior year. To calculate the Dollar-Based Net Expansion Rate, we first identify the cohort of Active Customer Accounts and customer accounts from Zipwhip that were Active Customer Accounts or customer accounts from Zipwhip in the same quarter of the prior year. The Dollar-Based Net Expansion Rate is the quotient obtained by dividing the revenue generated from that cohort in a quarter, by the revenue generated from that same cohort in the corresponding quarter in the prior year. When we calculate Dollar-Based Net Expansion Rate for periods longer than one quarter, we use the average of the applicable quarterly Dollar-Based Net Expansion Rates for each of the quarters in such period. Revenue from acquisitions does not impact the Dollar-Based Net Expansion Rate calculation until the quarter following the one-year anniversary of the applicable acquisition, unless the acquisition closing date is the first day of a quarter. As a result, for the year ended December 31, 2024, our Dollar-Based Net Expansion Rate excludes the contributions from acquisitions made after October 1, 2023. Revenue from divestitures does not impact the Dollar-Based Net Expansion Rate calculation beginning in the quarter the divestiture closed, unless the divestiture closing date is the last day of a quarter. As a result, for the year ended December 31, 2024, our Dollar-Based Net Expansion Rate excludes the contributions from divestitures made after December 31, 2023. Communications Dollar-Based Net Expansion Rate and Segment Dollar-Based Net Expansion Rate are calculated using the same methodology, but using only revenue attributable to the respective segment and Active Customer Accounts and customer accounts from Zipwhip for that respective segment.

We believe that measuring Dollar-Based Net Expansion Rate, on an aggregate basis and at the segment level, provides an important indication of the performance of our efforts to increase revenue from existing customers. Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing Active Customer Accounts and to increase their use of the platform. An important way in which we have historically tracked performance in this area is by measuring the Dollar-Based Net Expansion Rate for Active Customer Accounts. Our Dollar-Based Net Expansion Rate increases when such Active Customer Accounts increase their usage of a product, extend their usage of a product to new applications or adopt a new product. Our Dollar-Based Net Expansion Rate decreases when such Active Customer Accounts cease or reduce their usage of a product or when we lower usage prices on a product. As our customers grow their businesses and extend the use of our platform, they sometimes create multiple customer accounts with us for operational or other reasons. As such, when we identify a significant customer organization (defined as a single customer organization generating more than 1% of revenue in a quarterly reporting period) that has created a new Active Customer Account, this new Active Customer Account is tied to, and revenue from this new Active Customer Account is included with, the original Active Customer Account for the purposes of calculating this metric.

Key Components of Statements of Operations

Revenue

Revenue. We recognize revenue from our products on either a usage basis or a subscription basis, depending on the nature of the product and the type of customer contract.

The majority of our Communications reportable segment revenue is derived from usage-based fees. The usage-based fees are earned when customers access our cloud-based platform and start using our products. Examples of our primarily usage-based Communications products are Messaging and Voice. For Messaging products, we primarily charge fees related to the number of text messages sent or received. For Voice products, we primarily charge fees for minutes of call duration. Examples of our primarily subscription-based Communications products are Email (which includes Marketing Campaigns) and Flex. For these products, we recognize revenue evenly over the contract term.

Our Segment reportable segment revenue is derived from Segment products that are subscription-based. For these products we recognize revenue evenly over the contract term.

When our usage-based products are embedded into our subscription-based products, we charge for each product separately on a usage or subscription basis, respectively, and record the revenue in the reportable segment in which each product resides.

Most of our usage-based customers gain access to our platform through our self-service sign-up format, which requires an upfront prepayment via credit card that is drawn down as they use our products. Pricing is generally based on a publicly available, self-serve pricing matrix that generally allows customers to receive tiered discounts as their usage of our products increases. Many of our larger usage-based customers enter into contractual arrangements with us for a period of at least 12 months. These contracts may include negotiated terms and typically include minimum revenue commitments of varying durations. Usage-based customers subject to such contracts are typically invoiced monthly in arrears for products used. In the years ended December 31, 2024, 2023 and 2022, we generated 72%, 71% and 73% of our revenue, respectively, from usage-based fees.

Subscription-based fees are earned in accordance with subscription pricing terms. For our subscription-based products, customers generally enter into negotiated contracts, which are typically one to three years in duration. Subscription customers are generally invoiced in advance at the start of the contract term. In the years ended December 31, 2024, 2023 and 2022, we generated 28%, 29% and 27% of our revenue, respectively, from non-usage-based fees.

Amounts that have been charged via credit card or invoiced are recorded in revenue, deferred revenue or customer deposits, depending on whether the revenue recognition criteria have been met. Our deferred revenue and customer deposits liability balance is not a meaningful indicator of our future revenue at any point in time because the number of contracts with our invoiced customers that contain terms requiring any form of prepayment is not significant.

We define U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. We define international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

Cost of Revenue and Gross Profit

Cost of Revenue. Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for our customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, and amortization of capitalized internal-use software development costs and acquired intangible assets. Costs of revenue are generally directly attributable to each segment. Certain costs of revenue are allocated to segments based on methodologies that best reflect the patterns of consumption of these costs.

Our arrangements with network service providers require us to pay fees based on the volume of phone calls initiated or text messages sent, as well as the number of telephone numbers acquired by us to service our customers. Our arrangements with our cloud infrastructure providers require us to pay fees based on our server capacity consumption.

Gross Profit. Gross profit represents revenue less cost of revenue.

Operating Expenses

The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, sales commissions, bonuses and stock-based compensation. We also incur other non-personnel costs related to our general overhead expenses.

Research and Development. Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of our products, depreciation, amortization of capitalized internal-use software development costs and an allocation of our general overhead expenses. We capitalize the portion of our software development costs that meets the criteria for capitalization. Research and development expenses are generally directly attributable to each segment. Certain research and development expenses are allocated to segments based on methodologies that best reflect the patterns of consumption of these costs. A small percentage of research and development costs, such as costs related to digital architecture and information security, are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

We are focusing our research and development investment in the highest impact product areas for our future. We are investing strategically in alignment with our focus on building a trusted, leading customer engagement platform.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions and bonuses to our sales employees. Sales and marketing expenses also include expenditures related to advertising, marketing, brand awareness activities, costs related to our SIGNAL customer and developer conferences, credit card processing fees, professional services fees, depreciation, amortization of acquired intangible assets and an allocation of our general overhead expenses. Sales and marketing expenses are generally directly attributable to each segment. Certain sales and marketing expenses are allocated to segments based on methodologies that best reflect the patterns of consumption of these costs. A small percentage of sales and marketing costs, such as costs related to corporate communications and global brand awareness, are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

We focus our sales and marketing efforts on generating awareness of our company, platform and products, creating sales leads, expanding relationships with existing customers and establishing and promoting our brand, both domestically and internationally.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, human resources and administrative support personnel. General and administrative expenses also include costs related to business acquisitions and dispositions, legal and other professional services fees, certain taxes, depreciation and amortization, charitable contributions and an allocation of our general overhead expenses. General and administrative expenses are allocated to each segment when they are directly attributable to each segment or are allocated to segments based on methodologies that best reflect the patterns of consumption of these costs. A significant portion of general and administrative costs, such as costs related to corporate governance and certain costs related to legal, human resources, finance and accounting functions, are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

Restructuring Costs. Restructuring costs consist primarily of personnel costs, such as employee severance payments, benefits and certain facilitation costs, associated with our workforce reductions. Restructuring costs also include stock-based compensation expense related to vesting of stock-based awards of the impacted employees.

Impairment of Long-Lived Assets. Impairment of long-lived assets consists of impairment of intangible assets and certain operating right-of-use assets and the associated leasehold improvements and property and equipment when the carrying amounts of these assets exceed their respective fair values.

Other Expenses, Net

Our other expenses, net, consist primarily of our share of losses from our equity method investment, impairment charges and gains and losses related to our strategic investments, realized gains and losses from marketable securities, interest income and expense and debt-related costs.

Provision for Income Taxes

Our provision for income taxes consists primarily of federal, state and foreign income taxes and withholding taxes in foreign jurisdictions in which the Company conducts business.

The primary difference between our effective tax rate and the federal statutory rate relates to the valuation allowance the Company established on the federal, state and certain foreign net operating losses and credits.

Non-GAAP Financial Measures

We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of which use similar non-GAAP financial information to supplement their results of operations reported in accordance with generally accepted accounting principles ("GAAP"). We believe free cash flow and free cash flow margin provide useful supplemental information to help investors understand underlying trends in our business and our liquidity.

Non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. Whenever we use a non-GAAP financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with GAAP. The users of our consolidated financial statements are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

For the periods presented, we define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2024	2023	2022
Reconciliation:	(In thousands)		
GAAP gross profit	$ 2,278,212	$ 2,043,930	$ 1,813,577
GAAP gross margin	51 %	49 %	47 %
Non-GAAP adjustments:			
Stock-based compensation	22,001	26,343	21,136
Amortization of acquired intangibles	62,728	113,266	122,653
Payroll taxes related to stock-based compensation	1,133	699	539
Non-GAAP gross profit	$ 2,364,074	$ 2,184,238	$ 1,957,905
Non-GAAP gross margin	53 %	53 %	51 %

Non-GAAP Operating Expenses

For the periods presented, we define non-GAAP operating expenses (including categories of operating expenses) as GAAP operating expenses (and categories of operating expenses) adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2024	2023	2022
Reconciliation:	(In thousands)		
GAAP operating expenses	$ 2,331,920	$ 2,920,471	$ 3,018,885
Non-GAAP adjustments:			
Stock-based compensation	(591,428)	(636,499)	(763,149)
Amortization of acquired intangibles	(49,123)	(79,041)	(83,528)
Acquisition and divestiture related expenses	—	(5,555)	(2,621)
Loss on net assets divested	—	(32,277)	—
Payroll taxes related to stock-based compensation	(8,509)	(12,286)	(23,293)
Charitable contributions	(19,907)	(17,346)	(9,541)
Restructuring costs	(13,273)	(165,733)	(76,636)
Impairment of long-lived assets	—	(320,504)	(97,722)
Non-GAAP operating expenses	$ 1,649,680	$ 1,651,230	$ 1,962,395

Non-GAAP Income (Loss) from Operations and Non-GAAP Operating Margin

For the periods presented, we define non-GAAP income (loss) from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2024	2023	2022
Reconciliation:	(In thousands)		
GAAP loss from operations	$ (53,708)	$ (876,541)	$ (1,205,308)
GAAP operating margin	(1)%	(21)%	(32)%
Non-GAAP adjustments:			
Stock-based compensation	613,429	662,842	784,285
Amortization of acquired intangibles	111,851	192,307	206,181
Acquisition and divestiture related expenses	—	5,555	2,621
Loss on net assets divested	—	32,277	—
Payroll taxes related to stock-based compensation	9,642	12,985	23,832
Charitable contributions	19,907	17,346	9,541
Restructuring costs	13,273	165,733	76,636
Impairment of long-lived assets	—	320,504	97,722
Non-GAAP income (loss) from operations	$ 714,394	$ 533,008	$ (4,490)
Non-GAAP operating margin	16 %	13 %	— %

Free Cash Flow and Free Cash Flow Margin

For the periods presented, we define free cash flow as net cash provided by (used in) operating activities less capitalized software development costs and purchases of long-lived and intangible assets, and we define free cash flow margin as free cash flow divided by revenue, as presented in the table below:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Reconciliation:	(In thousands)					
Net cash provided by (used in) operating activities	$	716,241	$	414,752	$	(254,368)
Operating cash flow margin		16 %		10 %		(7)%
Non-GAAP adjustments:						
Capitalized software development costs		(51,808)		(39,925)		(45,761)
Purchases of long-lived and intangible assets		(6,978)		(11,310)		(34,421)
Free cash flow	$	657,455	$	363,517	$	(334,550)
Free cash flow margin		15 %		9 %		(9)%
Net cash provided by (used in) investing activities	$	1,370,837	$	228,603	$	(616,452)
Net cash (used in) provided by financing activities	$	(2,311,572)	$	(643,610)	$	45,007

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of our historical results are not indicative of the results that may be expected in the future.

		Year Ended December 31,	
	2024	2023	2022
Consolidated Statements of Operations Data:	(In thousands, except share and per share amounts)		
Revenue	$ 4,458,036	$ 4,153,945	$ 3,826,321
Cost of revenue [(1)(2)]	2,179,824	2,110,015	2,012,744
Gross profit	2,278,212	2,043,930	1,813,577
Operating expenses:			
Research and development [(1)(2)]	1,008,747	942,790	1,079,081
Sales and marketing [(1)(2)]	860,821	1,022,985	1,248,032
General and administrative [(1)(2)]	449,079	468,459	517,414
Restructuring costs [(1)]	13,273	165,733	76,636
Impairment of long-lived assets	—	320,504	97,722
Total operating expenses	2,331,920	2,920,471	3,018,885
Loss from operations	(53,708)	(876,541)	(1,205,308)
Other expenses, net:			
Share of losses from equity method investment	(108,481)	(121,897)	(35,315)
Impairment of strategic investments	(8,220)	(46,154)	—
Other income (expenses), net	81,796	47,863	(3,009)
Total other expenses, net	(34,905)	(120,188)	(38,324)
Loss before provision for from income taxes	(88,613)	(996,729)	(1,243,632)
Provision for income taxes	(20,790)	(18,712)	(12,513)
Net loss attributable to common stockholders	$ (109,403)	$ (1,015,441)	$ (1,256,145)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.66)	$ (5.54)	$ (6.86)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	165,925,128	183,327,844	182,994,038

[(1)] Includes stock-based compensation expense as follows:

		Year Ended December 31,	
	2024	2023	2022
	(In thousands)		
Cost of revenue	$ 22,001	$ 26,343	$ 21,136
Research and development	330,933	331,526	374,846
Sales and marketing	135,331	183,389	240,109
General and administrative	125,164	121,584	148,194
Restructuring costs	3,178	13,015	14,275
Total	$ 616,607	$ 675,857	$ 798,560

[(2)] Includes amortization of acquired intangibles as follows:

		Year Ended December 31,	
	2024	2023	2022
	(In thousands)		
Cost of revenue	$ 62,728	$ 113,266	$ 122,653
Research and development	1,867	1,913	1,680
Sales and marketing	47,248	77,128	81,841
General and administrative	8	—	7
Total	$ 111,851	$ 192,307	$ 206,181

The following table sets forth our results of operations for each of the periods presented as a percentage of our total revenue:

| | Year Ended December 31, | | |
	2024	2023	2022
**Consolidated Statements of Operations, as a percentage of revenue: **			
Revenue	100%	100%	100%
Cost of revenue	49	51	53
Gross profit	51	49	47
Operating expenses:			
Research and development	23	23	28
Sales and marketing	19	25	33
General and administrative	10	11	14
Restructuring costs	*	4	2
Impairment of long-lived assets	—	8	3
Total operating expenses	52	70	79
Loss from operations	(1)	(21)	(32)
Other expenses, net			
Share of losses from equity method investment	(2)	(3)	(1)
Impairment of strategic investments	*	(1)	—
Other income (expenses), net	2	1	*
Total other expenses, net	(1)	(3)	(1)
Loss before provision for income taxes	(2)	(24)	(33)
Provision for income taxes	*	*	*
Net loss attributable to common stockholders	(2%)	(24%)	(33%)

_____

*   Less than 0.5% of revenue.

**   Columns may not add up to 100% due to rounding.

Comparison of Fiscal Years Ended December 31, 2024, 2023 and 2022

Revenue

	Year Ended December 31,			2023 to 2024 Change		2022 to 2023 Change	
	2024	**2023**	**2022**				
	(Dollars in thousands)						
Twilio Communications	$ 4,160,340	$ 3,858,693	$ 3,550,087	$ 301,647	8 %	$ 308,606	9 %
Twilio Segment	297,696	295,252	276,234	2,444	1 %	19,018	7 %
Consolidated total revenue	$ 4,458,036	$ 4,153,945	$ 3,826,321	$ 304,091	7 %	$ 327,624	9 %

2024 compared to 2023

In 2024, Communications revenue increased by $301.6 million, or 8%, compared to the same period last year. This increase was primarily attributable to the increased usage of our products by our existing customers, as reflected in our Communications Dollar-Based Net Expansion Rate of 105%, as well as $201.6 million in revenue derived from our new Communications Active Customer Accounts. These increases were partially offset by a decrease of $52.8 million related to revenue from our ValueFirst and Internet of Things ("IoT") businesses, which we divested during 2023.

In 2024, Segment revenue increased by $2.4 million, or 1%, compared to the same period last year. This increase was primarily attributable to $28.9 million in revenue derived from our new Segment Active Customer Accounts, partially offset by the decreased usage of our products due to churn and contraction affecting our existing customers, as reflected in our Segment Dollar-Based Net Expansion Rate of 92%.

2023 compared to 2022

In 2023, Communications revenue increased by $308.6 million, or 9%, compared to the same period in the prior year. This increase was primarily attributable to a 5% increase in the number of Communications Active Customer Accounts from over 282,000 as of December 31, 2022, to over 297,000 as of December 31, 2023, as well as the increased usage of our products by our existing customers, as reflected in our Communications Dollar-Based Net Expansion Rate of 103%. These increases were offset by a decrease of $59.8 million related to revenue from our ValueFirst and IoT businesses, which we divested during 2023.

In 2023, Segment revenue increased by $19.0 million, or 7%, compared to the same period in the prior year. This increase was primarily attributable to a 4% increase in the number of Segment Active Customer Accounts from over 7,700 as of December 31, 2022 to over 8,000 as of December 31, 2023. Our Segment Dollar-Based Net Expansion Rate was 97% for the year ended December 31, 2023, due to higher contraction and customer churn compared to the same period in the prior year.

Cost of Revenue and Gross Profit

	Year Ended December 31,			2023 to 2024 Change		2022 to 2023 Change	
	2024	**2023**	**2022**				
	(Dollars in thousands)						
Cost of revenue	$ 2,179,824	$ 2,110,015	$ 2,012,744	$ 69,809	3 %	$ 97,271	5 %
Gross profit	$ 2,278,212	$ 2,043,930	$ 1,813,577	$ 234,282	11 %	$ 230,353	13 %

2024 compared to 2023

In 2024, cost of revenue increased by $69.8 million, or 3%, compared to the same period last year. This increase was primarily attributable to an $87.8 million increase in network service providers' costs, net of the impact of the hedging instruments, and a $34.7 million increase in hosting fees, which support the growth in usage of our products by our new and existing customers. The increase was partially offset by a $50.5 million decrease in amortization of intangible assets.

In 2024, gross profit increased by $234.3 million, or 11%, compared to the same period last year. This increase was attributable to the factors impacting our revenue and cost of revenue, as described above.

2023 compared to 2022

In 2023, cost of revenue increased by $97.3 million, or 5%, compared to the same period in the prior year. This increase was primarily attributable to a $51.4 million increase in network service providers' costs, net of the impact of the hedging instruments, and a $28.7 million increase in hosting fees, which support the growth in usage of our products by our new and existing customers. The increase was also attributable to a $20.3 million increase in amortization of capitalized internal-use software development costs due to additional internal-use software projects placed in service in 2023.

In 2023, gross profit increased by $230.4 million, or 13%, compared to the same period in the prior year. This increase was attributable to the factors impacting our revenue and cost of revenue, as described above.

Operating Expenses

	Year Ended December 31,			2023 to 2024 Change		2022 to 2023 Change	
	2024	2023	2022				
	(Dollars in thousands)						
Research and development	$ 1,008,747	$ 942,790	$ 1,079,081	$ 65,957	7 %	$ (136,291)	(13)%
Sales and marketing	860,821	1,022,985	1,248,032	(162,164)	(16)%	(225,047)	(18)%
General and administrative	449,079	468,459	517,414	(19,380)	(4)%	(48,955)	(9)%
Restructuring costs	13,273	165,733	76,636	(152,460)	(92)%	89,097	116 %
Impairment of long-lived assets	—	320,504	97,722	(320,504)	(100)%	222,782	228 %
Total operating expenses	$ 2,331,920	$ 2,920,471	$ 3,018,885	$ (588,551)	(20)%	$ (98,414)	(3)%

2024 compared to 2023

In 2024, research and development expenses increased by $66.0 million, or 7%, compared to the same period last year. The increase was primarily attributable to a $53.6 million increase in total personnel costs despite a 16% decrease in average research and development headcount compared to the same period last year. The increase in personnel costs was primarily driven by an $80.1 million increase in bonus expenses as a result of the introduction of our new cash bonus program, partially offset by a $20.0 million decrease in salaries expense. The increase in research and development expenses was also attributable to a $14.9 million increase in hosting fees to support development and staging of our products and a $7.0 million increase in software subscription expenses. These increases were partially offset by an $11.9 million increase in capitalized internal-use software development costs.

In 2024, sales and marketing expenses decreased by $162.2 million, or 16%, compared to the same period last year. The decrease was primarily attributable to an $86.8 million decrease in total personnel costs, which was primarily driven by a 21% decrease in average sales and marketing headcount compared to the same period last year. The decrease in headcount was primarily driven by the restructuring of our workforce in February 2023 and December 2023. Sales and marketing expenses also decreased due to a $29.6 million decrease in amortization of intangible assets, a $22.3 million decrease in advertising expenses and a $9.7 million decrease in expenses related to corporate events.

In 2024, general and administrative expenses decreased by $19.4 million, or 4%, compared to the same period last year. The decrease was primarily attributable to the $32.3 million loss on divested net assets recorded in the 2023 period related to the sale of our ValueFirst and Internet of Things businesses and a $15.8 million decrease in the provision for doubtful accounts. The decrease in general and administrative expenses was partially offset by an $18.3 million increase in professional services fees and an $11.9 million increase in bonus expenses as a result of the introduction of our new cash bonus program.

In 2024, restructuring costs decreased by $152.5 million, or 92%, compared to the same period last year. The decrease was primarily attributable to the significant restructuring costs incurred in the 2023 period related to our February 2023 and December 2023 restructuring activities.

In 2024, impairment of long-lived assets decreased by $320.5 million, or 100%, compared to the same period last year. The prior year charges were related to the impairment of Segment intangible assets and the impairment of certain of our operating leases and other long-lived assets as a result of permanent office closures in 2023. There were no such impairments in the current period.

2023 compared to 2022

In 2023, research and development expenses decreased by $136.3 million, or 13%, compared to the same period in the prior year. The decrease was primarily attributable to a $140.7 million decrease in total personnel costs, which was mostly driven by the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to an 8% decrease in average research and development headcount in 2023.

In 2023, sales and marketing expenses decreased by $225.0 million, or 18%, compared to the same period in the prior year. The decrease was primarily attributable to a $183.2 million decrease in total personnel costs, which was mostly driven by the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to a 14% decrease in average sales and marketing headcount in 2023. Sales and marketing expenses also decreased due to a $21.5 million decrease in advertising expenses.

In 2023, general and administrative expenses decreased by $49.0 million, or 9%, compared to the same period in the prior year. The decrease was primarily attributable to a $78.1 million decrease in total personnel costs, which was mostly driven by the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to a 21% decrease in average general and administrative headcount in 2023. These decreases were partially offset by a $32.3 million loss on divestiture related to the sale of our ValueFirst business and our IoT asset group. For further detail on the restructuring plans and divestitures, refer to Note 7 and Note 5, respectively, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2023, restructuring costs increased by $89.1 million, or 116%, compared to the same period in the prior year. The increase was primarily attributable to our restructuring activities under the February 2023 Plan and December 2023 Plan, which collectively had a more substantial financial impact than our restructuring activities undertaken in September 2022.

In 2023, impairment of long-lived assets increased by $222.8 million, or 228%, compared to the same period in the prior year. The increase was primarily attributable to the impairment of Segment intangible assets of $285.7 million in 2023, as a result of the performance of our Segment reportable segment. This increase was partially offset by a $62.9 million decrease in impairments of operating right-of-use assets and property and equipment due to fewer office closures in 2023 compared to 2022.

Other Expenses, net

	Year Ended December 31,			2023 to 2024 Change		2022 to 2023 Change	
	2024	2023	2022				
	(Dollars in thousands)						
Share of losses from equity method investment	$ 108,481	$ 121,897	$ 35,315	$ (13,416)	(11)%	$ 86,582	245 %
Impairment of strategic investments	8,220	46,154	—	(37,934)	(82)%	46,154	100 %
Other (income) expenses, net	(81,796)	(47,863)	3,009	(33,933)	71 %	(50,872)	(1691)%
Total other expenses, net	$ 34,905	$ 120,188	$ 38,324	$ (85,283)	(71)%	$ 81,864	214 %

2024 compared to 2023

In 2024, other expenses, net, decreased by $85.3 million, or 71%, compared to the same period last year. The decrease was primarily attributable to a $37.9 million decrease related to impairment of strategic investments due to a $46.2 million impairment of a strategic investment recorded in 2023 and less significant impairments recorded in 2024, an increase of $33.9 million in other (income) expenses, net, primarily related to an increase in income earned on our debt securities and a $13.4 million decrease in our share of losses from our equity method investment.

2023 compared to 2022

In 2023, other expenses, net, increased by $81.9 million, or 214%, compared to the same period in the prior year. The increase was primarily attributable to a $86.6 million increase in our share of losses from our equity method investment and a $46.2 million increase related to an impairment of a strategic investment, partially offset by a $53.8 million increase in income related to our investments.

Segment Results of Operations

The following table presents the results for non-GAAP operating income (loss), as reviewed by our CODM, for each of our Communications and Segment reportable segments for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,			2023 to 2024 Change		2022 to 2023 Change	
	2024	2023	2022				
	(Dollars in thousands)						
Twilio Communications	$ 1,042,049	$ 841,990	$ 318,680	$ 200,059	24 %	$ 523,310	164 %
Twilio Segment	$ (62,655)	$ (72,430)	$ (29,695)	$ 9,775	(13)%	$ (42,735)	144 %

2024 compared to 2023

In 2024, Communications non-GAAP income from operations increased by $200.1 million, or 24%, compared to the same period last year. The increase was driven by an increase in Communications revenue of $301.6 million, as described in the Revenue section above, and a $16.8 million decrease in the provision for doubtful accounts. These drivers were partially offset by an $87.8 million increase in network service providers' costs, net of the impact of hedging instruments, and a $27.3 million increase in hosting fees.

In 2024, Segment non-GAAP loss from operations decreased by $9.8 million, or 13%, compared to the same period last year. The decrease was driven by a decrease in Segment operating expenses of $18.4 million primarily attributable to a decrease in total personnel costs and an increase in Segment revenue of $2.4 million, as described in the Revenue section above, partially offset by a $7.4 million increase in hosting fees and a $5.2 million increase in amortization of capitalized internal-use software development costs.

2023 compared to 2022

In 2023, Communications non-GAAP income from operations increased by $523.3 million, or 164%, compared to the same period in the prior year. The increase was driven by an increase in Communications revenue of $308.6 million, as described in the Revenue section above, and a decrease in Communications operating expenses, partially offset by an increase in Communications cost of revenue. The decrease in operating expenses was primarily attributable to a $254.1 million decrease in total Communications personnel costs, which was mainly due to the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to a 16% decrease in average Communications headcount in 2023. The increase in Communications cost of revenue was primarily attributable to a $19.5 million increase in hosting fees and a $51.3 million increase in network service providers' costs, net of the impact of hedging instruments, to support the increase in revenue due to the growth in usage of our products by our new and existing customers.

In 2023, Segment non-GAAP loss from operations increased by $42.7 million, or 144%, compared to the same period in the prior year. The increase was driven by an increase in Segment operating expenses and cost of revenue, partially offset by an increase in Segment revenue of $19.0 million, as described in the Revenue section above. The increase in operating expenses was primarily attributable to a $25.2 million increase in total Segment personnel costs, which was mainly due to a 12% increase in average Segment headcount in 2023, as we continued to focus on enhancing our Segment product and expanding our sales efforts. The increase in Segment cost of revenue was primarily attributable to a $9.2 million increase in hosting fees and a $4.9 million increase in amortization of capitalized internal-use software development costs.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $421.3 million and short-term marketable securities of $2.0 billion. Cash equivalents consist of money market funds, commercial paper and U.S. treasury bills. Short-term marketable securities consist primarily of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and short-term marketable securities are held for working capital purposes.

Our principal sources of liquidity have been (i) the payments received from customers using our products; (ii) public equity offerings, most recently in February 2021; and (iii) debt financings, most recently the issuance of our 2029 Notes and 2031 Notes (each, as defined below) in March 2021.

Our primary uses of cash include operating costs, such as personnel-related costs, network service provider costs, cloud infrastructure costs, facility-related spending, acquisitions and investments we may make from time to time, and repurchases of common stock under our share repurchase program. Our principal contractual and other commitments consist of obligations under our 2029 Notes and 2031 Notes, our operating leases for office space that we occupy, sublease or hold to sublease, and contractual commitments to our cloud infrastructure and network service providers. Refer to Note 10, Note 14 and Note 17(a) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for discussions of our obligations and commitments related to leases, debt and other purchase obligations.

We may, from time to time, consider acquisitions of, or investments in, complementary businesses, products, services, capital infrastructure or technologies which might affect our liquidity requirements or cause us to secure additional financing or issue additional equity or debt securities. There can be no assurance that additional credit lines or financing instruments will be available in amounts or on terms acceptable to us, if at all.

We believe that our cash, cash equivalents and marketable securities balances, as well as the cash flows generated by our operations, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditure needs, including authorized share repurchases, for the next 12 months and beyond. However, our belief may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We may be required to seek additional equity or debt financing in order to meet our future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected. Our future capital requirements, the adequacy of our available funds and our cash from operations depend on many factors and are affected by various risks and uncertainties, including those set forth in Part I, Item 1A, "Risk Factors."

Share Repurchase Programs

In February 2023, our board of directors authorized the repurchase of up to $1.0 billion in aggregate value of our Class A common stock. In March 2024, our board of directors authorized the repurchase of an additional $2.0 billion in aggregate value of our Class A common stock. As of December 31, 2024, we had repurchased $3.0 billion in aggregate value of our common stock in the open market under these prior authorizations, which expired on December 31, 2024.

In the year ended December 31, 2024, we repurchased $2.3 billion in aggregate value, or 36.8 million shares, of our Class A common stock on the open market.

In January 2025, our board of directors authorized the repurchase of up to $2.0 billion in aggregate value of our Class A common stock, with such program expiring on December 31, 2027. Repurchases under this program can be made through open market, private transactions or other means, in compliance with applicable federal securities laws, and could include repurchases pursuant to Rule 10b5-1 trading plans. We have discretion in determining the conditions under which shares may be repurchased from time to time.

2029 Notes and 2031 Notes

In March 2021, we issued and sold $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes"). These Notes are described in detail in Note 14 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flows

The following table summarizes our cash flows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Cash provided by (used in) operating activities	$ 716,241	$ 414,752	$ (254,368)
Cash provided by (used in) investing activities	1,370,837	228,603	(616,452)
Cash (used in) provided by financing activities	(2,311,572)	(643,610)	45,007
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	108	60
Net decrease in cash, cash equivalents and restricted cash	$ (224,494)	$ (147)	$ (825,753)

Cash Flows from Operating Activities

In 2024, cash provided by operating activities consisted primarily of our net loss of $109.4 million adjusted for non-cash items, including $616.6 million of stock-based compensation expense, $206.0 million of depreciation and amortization expense, $76.3 million amortization of deferred commissions, $19.1 million of non-cash reduction in our operating right-of-use asset, $108.5 million of share of losses from equity method investments, $35.4 million of provision for doubtful accounts and $234.1 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $214.6 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Accrued expenses and other current liabilities increased $87.4 million primarily driven by a $109.8 million accrual related to our company-wide bonus program introduced in 2024, offset by a $28.8 million decrease in our restructuring liability. Operating lease liabilities decreased $48.8 million due to payments made against our operating lease obligations.

In 2023, cash provided by operating activities consisted primarily of our net loss of $1.0 billion adjusted for non-cash items, including $675.9 million of stock-based compensation expense, $284.4 million of depreciation and amortization expense, $320.5 million of impairment of intangible assets and other long-lived assets, $72.9 million amortization of deferred commissions, $27.0 million of non-cash reduction in our operating right-of-use asset, $121.9 million of share of losses from equity method investments, $51.9 million of provision for bad debt and $230.6 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $141.4 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Accounts payable and other current liabilities decreased $39.4 million primarily driven by lower personnel-related accruals due to lower headcount, including a $25.2 million decrease in the sabbatical benefit accrual driven by lower headcount and the sunsetting of the program.

Cash Flows from Investing Activities

In 2024, cash provided by investing activities was $1.4 billion primarily consisting of $1.4 billion of maturities and sales of marketable securities and other investments, net of purchases, partially offset by $51.8 million related to capitalized software development costs and $7.0 million related to purchases of long-lived assets.

In 2023, cash provided by investing activities was $228.6 million primarily consisting of $247.4 million of maturities and sales of marketable securities and other investments, net of purchases, and $38.2 million of proceeds from divestitures, net of cash divested, partially offset by $39.9 million related to capitalized software development costs and $11.3 million related to purchases of long-lived assets.

Cash Flows from Financing Activities

In 2024, cash used in financing activities was $2.3 billion primarily consisting of $2.3 billion of cash paid to repurchase 36.8 million shares of our common stock in the open market, including related costs, offset by $37.4 million in proceeds from stock options exercised by our employees and shares issued under our employee stock purchase plan.

In 2023, cash used in financing activities was $643.6 million primarily consisting of $668.8 million of cash paid to repurchase 11.3 million shares of our common stock in the open market, including related costs, offset by $43.8 million in proceeds from stock options exercised by our employees and shares issued under our employee stock purchase plan.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the accounting policies, assumptions and estimates associated with revenue recognition have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of our accounting policies.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our revenue is derived from usage and non-usage based fees. Our usage-based fees are earned from certain of our Communications products when customers access our platform. Platform usage is considered a monthly series comprising one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs.

Our subscription-based fees are derived from our software products, such as Segment, Flex, Email and Marketing Campaigns, and certain other non-usage-based contracts, such as with the sales of short codes and customer support. Non-usage-based contracts revenue is recognized on a ratable basis over the contractual term which is generally from one to three years.

Our arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. Credits are accounted for as variable consideration, are estimated based on historical trends and are recorded against revenue. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2(af) to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements not yet adopted.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to certain market risks in the ordinary course of our business, including sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents of $421.3 million and marketable securities of $2.0 billion as of December 31, 2024. In any given period, cash, cash equivalents and restricted cash may consist of bank deposits, money market funds, reverse repurchase agreements and commercial paper. Marketable securities consist primarily of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. In March 2021, we issued $1.0 billion aggregate principal amount of our 2029 Notes and 2031 Notes carrying fixed interest rates of 3.625% and 3.875%, respectively. Due to the short-term nature of our investments and fixed rate nature of our debt, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Currency Exchange Risks

The functional currency of most of our foreign subsidiaries is the U.S. dollar. The local currencies of our foreign subsidiaries are the Australian dollar, the Brazilian real, the British pound, the Canadian dollar, the Colombian peso, the Euro, the Hong Kong dollar, the Indian rupee, the Japanese yen, the Mexican peso, the Polish zloty, the Serbian dinar, the Singapore dollar and the Swedish krona.

The majority of our subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which a transaction occurs. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiaries' financial statements into U.S. dollars would result in a realized gain or loss which is recorded in our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K.

We enter into foreign currency derivative hedging transactions to mitigate our exposure to market risks that may result from changes in foreign currency exchange rates. For further information, refer to Note 9 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Twilio Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Twilio Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Note 2(e) to the consolidated financial statements, the Company's revenue is derived from usage and non-usage-based fees earned from customers accessing the Company's cloud-based platform. As of December 31, 2024, the Company recorded $4.5 billion in revenues, a portion of which related to Programmable Messaging and Programmable Voice APIs. The Company's revenue recognition process is highly automated, and revenue is recorded within the Company's general ledger through reliance on customized and proprietary information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition related to the Company's Programmable Messaging and Programmable Voice APIs as a critical audit matter. This matter required especially subjective auditor judgment because of the large number of information technology (IT) applications involved in the revenue recognition process. Auditor judgment was required in determining the nature and extent of audit evidence obtained over these information systems that process revenue transactions. Involvement of IT professionals with specialized skills and knowledge was required to assist with the performance and evaluation of certain procedures and determination of IT applications subject to testing.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue recognition. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's Programmable Messaging and Programmable Voice revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing controls related to the Company's general information technology and application controls related to the systems utilized within the Company's Programmable Messaging and Programmable Voice revenue recognition process. For a sample of customer agreements, we compared the pricing reflected in the Company's revenue IT system to the contractually agreed upon pricing with the customer. For a sample of revenue transactions, we compared the amounts recognized for consistency with underlying documentation, including contracts with customers. We assessed the recorded revenue by comparing revenue to underlying cash receipts. We evaluated credits issued after year end to assess the revenue recorded within the period. In addition, we evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 26, 2025

TWILIO INC.
Consolidated Balance Sheets

	As of December 31,	
	2024	**2023**
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 421,297	$ 655,931
Short-term marketable securities	1,963,102	3,356,064
Accounts receivable, net	588,540	562,773
Prepaid expenses and other current assets	474,360	329,204
Total current assets	3,447,299	4,903,972
Property and equipment, net	191,042	209,639
Operating right-of-use assets	53,405	73,959
Equity method investment	485,835	593,582
Intangible assets, net	238,503	350,490
Goodwill	5,243,266	5,243,266
Other long-term assets	206,122	234,799
Total assets	$ 9,865,472	$ 11,609,707
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 100,169	$ 119,615
Accrued expenses and other current liabilities	530,686	424,311
Deferred revenue and customer deposits	155,680	144,499
Operating lease liability, current	33,685	49,872
Total current liabilities	820,220	738,297
Operating lease liability, noncurrent	85,875	120,770
Long-term debt, net	990,587	988,953
Other long-term liabilities	15,824	29,135
Total liabilities	1,912,506	1,877,155
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 100,000,000 shares authorized, none issued	—	—
Class A common stock, $0.001 par value per share		
Authorized shares 1,000,000,000 as of December 31, 2024 and 2023; Issued and outstanding shares 152,610,697 and 181,945,771 as of December 31, 2024 and 2023	153	182
Additional paid-in capital	15,476,124	14,797,723
Accumulated other comprehensive (loss) income	(1,301)	619
Accumulated deficit	(7,522,010)	(5,065,972)
Total stockholders' equity	7,952,966	9,732,552
Total liabilities and stockholders' equity	$ 9,865,472	$ 11,609,707

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands, except share and per share amounts)		
Revenue	$ 4,458,036	$ 4,153,945	$ 3,826,321
Cost of revenue	2,179,824	2,110,015	2,012,744
Gross profit	2,278,212	2,043,930	1,813,577
Operating expenses:			
Research and development	1,008,747	942,790	1,079,081
Sales and marketing	860,821	1,022,985	1,248,032
General and administrative	449,079	468,459	517,414
Restructuring costs	13,273	165,733	76,636
Impairment of long-lived assets	—	320,504	97,722
Total operating expenses	2,331,920	2,920,471	3,018,885
Loss from operations	(53,708)	(876,541)	(1,205,308)
Other expenses, net:			
Share of losses from equity method investment	(108,481)	(121,897)	(35,315)
Impairment of strategic investments	(8,220)	(46,154)	—
Other income (expenses), net	81,796	47,863	(3,009)
Total other expenses, net	(34,905)	(120,188)	(38,324)
Loss before provision for income taxes	(88,613)	(996,729)	(1,243,632)
Provision for income taxes	(20,790)	(18,712)	(12,513)
Net loss attributable to common stockholders	$ (109,403)	$ (1,015,441)	$ (1,256,145)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.66)	$ (5.54)	$ (6.86)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	165,925,128	183,327,844	182,994,038

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Comprehensive Loss

		Year Ended December 31,	
	2024	**2023**	**2022**
	(In thousands)		
Net loss	$ (109,403)	$ (1,015,441)	$ (1,256,145)
Other comprehensive (loss) income:			
Unrealized gain (loss) on marketable securities	7,332	99,742	(83,049)
Foreign currency translation	—	5,587	(5,587)
Net change in market value of effective foreign currency forward exchange contracts	(9,986)	898	556
Share of other comprehensive income (loss) from equity method investment	734	15,553	(14,940)
Total other comprehensive (loss) income	(1,920)	121,780	(103,020)
Comprehensive loss attributable to common stockholders	$ (111,323)	$ (893,661)	$ (1,359,165)

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2023	181,945,771	$ 182	$ 14,797,723	$ 619	$ (5,065,972)	$ 9,732,552
Net loss	—	—	—	—	(109,403)	(109,403)
Exercises of vested stock options	181,818	—	4,341	—	—	4,341
Vesting of restricted stock units	6,639,672	7	(7)	—	—	—
Value of equity awards withheld for tax liability	(28,006)	—	(2,000)	—	—	(2,000)
Shares of Class A common stock issued and donated to charity	88,408	—	5,907	—	—	5,907
Unrealized gain on marketable securities	—	—	—	7,332	—	7,332
Repurchases of shares of Class A common stock including related costs	(36,848,645)	(36)	—	—	(2,346,635)	(2,346,671)
Shares returned from escrow	(696)	—	(192)	—	—	(192)
Shares issued under ESPP	632,375	—	33,045	—	—	33,045
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	(9,986)	—	(9,986)
Share of other comprehensive income from equity method investment	—	—	—	734	—	734
Stock-based compensation	—	—	634,129	—	—	634,129
Stock-based compensation - restructuring	—	—	3,178	—	—	3,178
Balance as of December 31, 2024	152,610,697	$ 153	$ 15,476,124	$ (1,301)	$ (7,522,010)	$ 7,952,966

See accompanying notes to consolidated financial statements.

74

TWILIO INC.

Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A Shares	Amount	Common Stock Class B Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2022	176,358,104	$ 174	9,617,605	$ 12	$ 14,055,853	$ (121,161)	$ (3,375,836)	$ 10,559,042
Net loss	—	—	—	—	—	—	(1,015,441)	(1,015,441)
Exercises of vested stock options	238,474	—	127,982	—	7,344	—	—	7,344
Vesting of restricted stock units	5,939,641	7	—	—	(7)	—	—	—
Value of equity awards withheld for tax liability	(38,655)	—	—	—	(2,565)	—	—	(2,565)
Conversion of shares of Class B common stock into shares of Class A common stock	9,745,587	12	(9,745,587)	(12)	—	—	—	—
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	5,346	—	—	5,346
Unrealized gain on marketable securities	—	—	—	—	—	99,742	—	99,742
Repurchases of shares of Class A common stock including related costs	(11,292,516)	(11)	—	—	—	—	(674,695)	(674,706)
Foreign currency translation	—	—	—	—	—	5,587	—	5,587
Shares issued under ESPP	906,728	—	—	—	36,496	—	—	36,496
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	898	—	898
Share of other comprehensive income from equity method investment	—	—	—	—	—	15,553	—	15,553
Stock-based compensation	—	—	—	—	682,241	—	—	682,241
Stock-based compensation - restructuring	—	—	—	—	13,015	—	—	13,015
Balance as of December 31, 2023	181,945,771	$ 182	—	$ —	$ 14,797,723	$ 619	$ (5,065,972)	$ 9,732,552

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A Shares	Amount	Common Stock Class B Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2021	170,625,994	$ 168	9,842,105	$ 12	$ 13,169,118	$ (18,141)	$ (2,119,691)	$ 11,031,466
Net loss	—	—	—	—	—	—	(1,256,145)	(1,256,145)
Exercises of vested stock options	373,793	—	392,231	—	22,500	—	—	22,500
Vesting of restricted stock units	4,277,266	4	—	—	(4)	—	—	—
Value of equity awards withheld for tax liability	(6,250)	—	—	—	(1,098)	—	—	(1,098)
Conversion of shares of Class B common stock into shares of Class A common stock	616,731	—	(616,731)	—	—	—	—	—
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	9,541	—	—	9,541
Unrealized loss on marketable securities	—	—	—	—	—	(83,049)	—	(83,049)
Foreign currency translation	—	—	—	—	—	(5,587)	—	(5,587)
Shares returned from escrow	(152,239)	—	—	—	(387)	—	—	(387)
Shares issued under ESPP	534,401	2	—	—	37,063	—	—	37,065
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	556	—	556
Share of other comprehensive loss from equity method investment	—	—	—	—	—	(14,940)	—	(14,940)
Stock-based compensation	—	—	—	—	804,845	—	—	804,845
Stock-based compensation - restructuring	—	—	—	—	14,275	—	—	14,275
Balance as of December 31, 2022	176,358,104	$ 174	9,617,605	$ 12	$ 14,055,853	$ (121,161)	$ (3,375,836)	$ 10,559,042

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (109,403)	$ (1,015,441)	$ (1,256,145)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	205,984	284,413	279,127
Non-cash reduction to the right-of-use asset	19,095	26,971	47,160
Net amortization of investment premium and discount	(22,940)	(44)	33,165
Impairment of long-lived assets	—	320,504	97,722
Stock-based compensation including restructuring	616,607	675,857	798,560
Amortization of deferred commissions	76,348	72,892	57,913
Realized and unrealized losses on equity securities	1,681	8,043	—
Provision for doubtful accounts	35,393	51,859	35,012
Value of shares of Class A common stock issued and donated to charity	5,907	5,346	9,541
Share of losses from equity method investment	108,481	121,897	35,315
Impairment of strategic investments	8,220	46,154	—
Loss on net assets divested	—	32,277	—
Other adjustments	5,009	14,669	4,905
Changes in operating assets and liabilities:			
Accounts receivable	(61,160)	(85,093)	(194,655)
Prepaid expenses and other current assets	(153,470)	(56,283)	(94,326)
Other long-term assets	(47,077)	(2,328)	(146,458)
Accounts payable	(20,256)	12,370	30,336
Accrued expenses and other current liabilities	87,434	(51,816)	75,430
Deferred revenue and customer deposits	11,181	5,371	(2,688)
Operating lease liabilities	(48,759)	(56,340)	(54,450)
Other long-term liabilities	(2,034)	3,474	(9,832)
Net cash provided by (used in) operating activities	716,241	414,752	(254,368)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired and payments related to prior period acquisitions	—	(5,770)	(37,410)
Divestitures, net of cash divested	—	38,194	—
Purchases of marketable securities and other investments	(923,863)	(1,953,003)	(1,938,337)
Proceeds from sales and maturities of marketable securities	2,353,486	2,200,417	1,439,477
Capitalized software development costs	(51,808)	(39,925)	(45,761)
Purchases of long-lived and intangible assets	(6,978)	(11,310)	(34,421)
Net cash provided by (used in) investing activities	1,370,837	228,603	(616,452)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments of costs related to public offerings	—	—	(35)
Principal payments on finance leases	(12,558)	(16,134)	(13,423)
Value of equity awards withheld for tax liabilities	(2,000)	(2,565)	(1,098)
Repurchases of shares of Class A common stock and related costs	(2,334,400)	(668,751)	—
Proceeds from exercises of stock options and shares of Class A common stock issued under ESPP	37,386	43,840	59,563
Net cash (used in) provided by financing activities	(2,311,572)	(643,610)	45,007
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	108	60
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(224,494)	(147)	(825,753)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	655,931	656,078	1,481,831
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$ 431,437	$ 655,931	$ 656,078
Cash paid for income taxes, net	$ 36,547	$ 37,818	$ 7,413
Cash paid for interest	$ 37,904	$ 38,389	$ 37,500

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS			
Cash and cash equivalents	$ 421,297	$ 655,931	$ 651,752
Restricted cash in other current assets	—	—	4,314
Restricted cash in other long-term assets	10,140	—	12
Total cash, cash equivalents and restricted cash	$ 431,437	$ 655,931	$ 656,078

See accompanying notes to consolidated financial statements.

TWILIO INC.
Notes to Consolidated Financial Statements

1. Organization and Description of Business

Twilio Inc. (the "Company") was incorporated in the state of Delaware on March 13, 2008. Today's leading companies trust Twilio's Customer Engagement Platform to build direct, personalized relationships with their customers everywhere in the world. Twilio enables companies to use communications and data to add intelligence and security to every step of their customers' journey, from sales to marketing to growth, customer service and many more engagement use cases in a flexible, programmatic way.

The Company's headquarters are located in San Francisco, California, and the Company has subsidiaries across North America, South America, Europe, Asia and Australia.

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

(b)   Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(c)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are used for, but not limited to, revenue allowances and sales credit reserves; recoverability of long-lived and intangible assets; capitalization and useful life of the Company's capitalized internal-use software development costs; fair values of acquired intangible assets and goodwill; accruals and contingencies. Estimates are based on historical experience and on various assumptions that the Company believes are reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation.

(d)   Concentration of Credit Risk

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable. The Company maintains cash, restricted cash, cash equivalents and marketable securities with financial institutions. Certain balances held by such financial institutions exceed insured limits.

The Company sells its services to a wide variety of customers. If the financial condition or results of operations of any significant customer deteriorate substantially, operating results could be adversely affected. To reduce credit risk, management performs credit evaluations of the financial condition of significant customers and periodic re-evaluations, as needed, of existing customers. The Company does not require collateral from its credit customers and maintains reserves for estimated credit losses on customer accounts when considered necessary. Actual credit losses may differ from the Company's estimates.

During the years ended December 31, 2024, 2023 and 2022, no customer organization accounted for more than 10% of the Company's total revenue.

As of December 31, 2024 and 2023, no customer organization represented more than 10% of the Company's gross accounts receivable.

(e)   ***Revenue Recognition***

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company determines revenue recognition through the following steps:

• Identification of the contract, or contracts, with a customer;

• Identification of the performance obligations in the contract;

• Determination of the transaction price;

• Allocation of the transaction price to the performance obligations in the contract; and,

• Recognition of revenue when, or as, the Company satisfies a performance obligation.

Nature of Products and Services

The Company recognizes revenue from its products on either a usage basis or a subscription basis, depending on the nature of the product and the type of customer contract. The Company's reportable segments may contain products that follow either revenue recognition model.

The majority of the revenue in the Communications segment is derived from usage-based fees. These fees are earned when customers access the Company's cloud-based platform and start using the Company's products. Platform access is considered a monthly series comprised of one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs. Some examples of the usage-based products are Messaging and Voice. For the Messaging products, the fees relate to the number of text messages sent or received. For the Voice products, the fees primarily relate to minutes of call duration. In the years ended December 31, 2024, 2023 and 2022, the revenue from usage-based fees represented 72%, 71%, and 73% of total revenue, respectively.

Subscription-based fees are derived from various products in both the Communications and Segment segments. Subscription-based products include products such as Segment, Flex, Email and others. Subscription-based contracts revenue is recognized on a ratable basis over the contractual term which is generally between one to three years. In the years ended December 31, 2024, 2023 and 2022, the revenue from non-usage-based fees represented 28%, 29%, and 27% of total revenue, respectively.

When usage-based products are embedded into subscription-based products, the Company charges for each product separately and records the respective revenue into the reportable segment in which each product resides.

No significant judgments are required in determining whether products and services are considered distinct performance obligations and should be accounted for separately versus together, or to determine the stand-alone selling price.

The Company's arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

The Company defines U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. The Company defines international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents deferred revenue and amounts that were and will be invoiced and recognized as revenue in future periods for non-cancelable subscription arrangements with terms greater than one year. The Company applies the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its usage-based contracts and contracts with original duration of less than one year. Revenue allocated to remaining performance obligations for contracts with durations of greater than one year was $182.3 million as of December 31, 2024, of which 59% is expected to be recognized over the next 12 months and 91% is expected to be recognized over the next 24 months.

(f)   Deferred Revenue and Customer Deposits

Deferred revenue is recorded when a non-cancellable contractual right to bill exists or when cash payments are received in advance of future usage on non-cancelable contracts. Customer refundable prepayments are recorded as customer deposits. As of December 31, 2024 and 2023, the Company recorded $155.7 million and $144.5 million as its deferred revenue and customer deposits, respectively, that are included in deferred revenue and customer deposits in the accompanying consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, the Company recognized $120.7 million, $120.5 million, and $124.9 million of revenue, respectively, that was included in the deferred revenue and customer deposits balance as of the end of the previous year.

(g)   Deferred Sales Commissions

The Company records an asset for the incremental costs of obtaining a contract with a customer, for example, sales commissions that are earned upon execution of contracts. The Company uses the portfolio of data method to determine the estimated period of benefit of capitalized commissions which is generally determined to be up to five years. Amortization expense related to these capitalized costs are recognized on a straight line basis over the estimated period of benefit. The Company applies the optional exemption of expensing these costs as incurred with amortization periods of one year or less.

Total net capitalized commission costs as of December 31, 2024 and 2023, were $166.0 million and $200.1 million, respectively, and are included in prepaid expenses and other current assets and other long-term assets in the accompanying consolidated balance sheets. Amortization of these assets was $76.3 million, $72.9 million and $57.9 million in the years ended December 31, 2024, 2023 and 2022, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

(h)   Cost of Revenue

Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, amortization of capitalized internal-use software development costs and acquired intangible assets. Costs of revenue are generally directly attributable to each segment. Certain costs of revenue are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs.

(i)   Research and Development Expense

Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of the Company's products, depreciation, amortization of capitalized internal-use software development costs and an allocation of general overhead expenses. The Company capitalizes the portion of its software development costs that meets the criteria for capitalization. Research and development expenses are generally directly attributable to each segment. Certain research and development expenses are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs. Certain research and development costs are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

(j) Internal-Use Software Development Costs

Certain costs of platform and other software applications developed for internal use are capitalized. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred for maintenance, minor upgrades and enhancements are expensed. Costs related to preliminary project activities and post-implementation operating activities are also expensed as incurred.

Capitalized costs of platform and other software applications are included in property and equipment. These costs are amortized over the estimated useful life of the software on a straight-line basis over three years. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in cost of revenue, while the amortization of costs related to software applications developed for internal use is included in operating expenses.

(k) Advertising Costs

Advertising costs are expensed as incurred and were $48.7 million, $71.1 million and $92.6 million in the years ended December 31, 2024, 2023 and 2022, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

(l) Restructuring Costs

The Company records restructuring expenses when management commits to a restructuring plan, the restructuring plan identifies all significant actions, the period of time to complete the restructuring plan indicates that significant changes to the plan are not likely and employees who are impacted have been notified of the pending involuntary termination.

(m) Stock-Based Compensation

All stock-based compensation to employees is measured on the grant date based on the fair value of the awards on the date of grant. These costs are recognized as an expense following straight-line attribution method over the requisite service period. For performance-based restricted stock units ("PSUs") with operational performance targets, the grant date fair value is the closing price of the Company's Class A common stock on the date of grant. The expense is recognized on a straight-line basis over the performance period only if it is probable that the performance target will be achieved. The probability of achievement is assessed each reporting period and adjustments are recorded accordingly. For PSUs with market conditions, the grant date fair value is determined using a Monte-Carlo simulation model and the expense is recognized on a straight-line basis over the performance period.

The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options and the purchase rights issued under the Company's 2016 Employee Stock Purchase Plan, as amended (the "ESPP"). The grant date fair value of the restricted stock units ("RSUs") is the closing price of the Company's Class A common stock on the date of grant. The expense for options, purchase rights issued under the ESPP and RSUs is recognized on a straight-line basis over the requisite service period. Forfeitures are recorded in the period in which they occur.

The Black-Scholes option pricing model requires the use of complex assumptions, which determine the fair value of stock options and the purchase rights issued under the ESPP. If any of the assumptions used in the Black-Scholes model change, stock-based compensation for future options may differ materially compared to that associated with previous grants. These assumptions include:

- *Fair value of the common stock.* The Company uses the market closing price of its Class A common stock, as reported on the New York Stock Exchange, for the fair value.

- *Expected term.* The expected term represents the period that the stock option or the purchase right is expected to be outstanding. The Company uses the simplified calculation of expected term, which reflects the weighted-average time-to-vest and the contractual life of the stock option or the purchase right;

- *Expected volatility.* The expected volatility is derived from the average of the historical volatilities of the Class A common stock of the Company.

- *Risk-free interest rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock-based awards; and

- *Expected dividend.* The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

(n) Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating losses and tax credit carry-forwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in the provision for income taxes in the consolidated statements of operations. As of December 31, 2024, 2023 and 2022, these amounts were not significant.

(o) Foreign Currency

The functional currency of the Company's foreign subsidiaries is primarily the U.S. dollar. Accordingly, the subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which the transactions occur. Remeasurement adjustments are recognized in the consolidated statements of operations as other income (expense), net, in the year of occurrence. Foreign currency transaction gains and losses are included in other income (expenses), net, in the accompanying consolidated statements of operations.

For those entities where the functional currency is a foreign currency, adjustments resulting from translating the financial statements into U.S. dollars are recorded as a component of accumulated other comprehensive (loss) income as part of the total stockholders' equity. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates in effect during the month in which the transactions occur. Equity transactions are translated using historical exchange rates.

(p) Comprehensive Loss

Comprehensive loss refers to net loss and other revenue, expenses, gains and losses that, under U.S. GAAP, are recorded as an element of stockholders' equity but are excluded from the calculation of net loss.

(q) Net Loss Per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company has 100,000,000 shares of preferred stock that are authorized but none are issued or outstanding.

Class A common stock was the only outstanding class of equity securities of the Company as of December 31, 2024 and 2023. Each share of Class A common stock is entitled to one vote per share.

Prior to June 28, 2023, the Company had outstanding equity securities of Class B common stock. On June 28, 2023, each outstanding share of the Company's Class B common stock automatically converted (the "Conversion") into one share of the Company's Class A common stock pursuant to the terms of the Company's certificate of incorporation. In addition, upon the Conversion, all outstanding stock options that were exercisable for shares of Class B common stock prior to the Conversion became exercisable for shares of Class A common stock. The Company retired all of the shares of its Class B common stock that were issued but not outstanding following the Conversion.

The Company also has dilutive securities, such as potential or restricted common shares or common stock equivalents, that were excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was antidilutive in all periods presented. These securities are presented in Note 20 to these consolidated financial statements.

(r)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents may consist of cash deposited into money market funds, U.S. treasury bills and commercial paper. All credit and debit card transactions that process as of the last day of each month and settle within the first few days of the subsequent month are also classified as cash and cash equivalents as of the end of the month in which they were processed.

(s)   Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of the allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's assessment of its ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, credit quality, age of accounts receivable balances and other known conditions that may affect a customer's ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet their financial obligations, a specific allowance is recorded against amounts due from the customer which reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when a determination is made that the balance is uncollectible and collection of the receivable is no longer being actively pursued. As of December 31, 2024 and 2023, the allowance for doubtful accounts was $27.5 million and $42.0 million, respectively, and is recorded in accounts receivable, net, in the accompanying consolidated balance sheets.

(t)   Property and Equipment

Property and equipment, both owned and under finance leases, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Maintenance and repairs are expensed as incurred.

The useful lives of property and equipment are as follows:

Capitalized internal-use software development costs	3 years
Data center equipment	2 - 4 years
Leasehold improvements	Shorter of 5 years or the remaining lease term
Office equipment	3 years
Furniture and fixtures	5 years
Software	3 years
Assets under financing lease	Shorter of 5 years or the remaining lease term

(u)   Leases

The Company determines if an arrangement is or contains a lease at contract inception. The Company presents the operating leases in long-term assets and current and long-term liabilities. Finance lease assets are included in property and equipment, net, and finance lease liabilities are presented in current and long-term liabilities in the accompanying consolidated balance sheets.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company's leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date to determine the present value of lease payments. The Company's lease agreements may have lease and non-lease components, which the Company accounts for as a single lease component. When estimating the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain such options will be exercised. Operating lease costs are recognized in operating expenses in the accompanying consolidated statements of operations on a straight-line basis over the lease term and variable payments are recognized in the period they are incurred. The Company's lease agreements do not contain any residual value guarantees. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Within the consolidated statements of cash flows, the Company presents the lease payments made on the operating leases as cash flows from operations and principal payments made on the finance leases as part of financing activities.

(v) Equity Method Investments

Equity investment holdings in which the Company does not have a controlling financial interest but can exercise significant influence over the investee are accounted for under the equity method. Equity method investments are originally recorded at cost and are increased or reduced in subsequent periods to reflect the Company's proportionate share of the investee's net earnings or losses and other comprehensive income or losses, as those occur. The Company records the investee losses on a three-month lag and up to the carrying amount of the investment. Investments are also increased or decreased by contributions made to and distributions received from the investee, basis difference amortization and other-than-temporary impairments, if any. All costs directly associated with the acquisition of the investment are included in the carrying amount of the investment. Profits or losses related to intra-entity sales are eliminated until realized by the Company or the investee.

The Company determines the difference between its purchase price and its proportionate share of the net assets of the investee, which results in an excess basis in the investment. This excess basis is allocated to the identifiable assets and liabilities of the investee utilizing purchase accounting principles and is used to calculate the amortization of basis differences every reporting period. Basis differences related to intangible assets with determinable economic lives and liabilities are generally amortized on a straight-line basis over the useful lives of the associated assets and the expected term for the liabilities. Basis differences related to intangible assets without determinable economic lives are not amortized.

Equity method goodwill is not amortized or tested for impairment. Instead, the Company evaluates its equity method investments for impairment whenever events or changes in circumstance indicate that the carrying amounts of such investments may be in excess of their fair value. When such indicators exist, the other-than-temporary impairment model is utilized, which considers the severity and duration of a decline in fair value below book value and the Company's ability and intent to hold the investment for a sufficient period of time to allow for recovery. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in the period of such determination.

(w) Segment Information

The Company determines its operating and reportable segments in accordance with Accounting Standards Codification 280 *Segment Reporting* ("ASC 280"), which requires financial information to be reported based on how the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer ("CEO"), reviews and manages the business, and establishes criteria for aggregating operating segments into reportable segments. The Company operates in and reports its results in two reportable segments.

(x) Business Combinations

The Company records identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. The authoritative guidance allows a measurement period of up to one year from the date of acquisition to make adjustments to the preliminary allocation of the purchase price. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

(y)   ***Goodwill***

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill is allocated within the operating segments of the Company to the reporting units. Prior to 2023, the Company had one reporting unit. During 2023, as a result of restructuring activities, the Company shifted to a multiple reporting unit structure. The Company reassigned its assets and liabilities to the reporting units based on which reporting units' operations the assets and liabilities were employed in or were related to. Goodwill was reassigned using a relative fair value allocation approach.

The Company historically evaluated goodwill for impairment annually as of November 30 or when an indicator of impairment existed. During the year ended December 31, 2024, the Company voluntarily changed the date of the annual goodwill impairment assessment for all of its reporting units from November 30 to October 1 and, therefore, evaluated goodwill for impairment on October 1, 2024. This voluntary change in the annual goodwill assessment date is a change in accounting principle, which the Company believes is preferable as it provides the Company additional time to complete the annual assessment in advance of its year-end reporting, especially in periods when complex fair value measurement is required. This change in the annual assessment date does not delay, accelerate or avoid an impairment charge. This change was not applied retrospectively as it was impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change has been applied prospectively. This change in the assessment date is not a material change to the Company's financial statements. The Company has internal controls in place to identify any triggering events subsequent to this assessment date.

(z)   ***Intangible Assets***

Intangible assets recorded by the Company include the fair values of identifiable intangible assets acquired in business combinations and costs directly associated with securing legal registration of patents and trademarks and acquiring domain names.

Intangible assets with determinable economic lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors the Company considers when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets without determinable economic lives are carried at cost, not amortized and reviewed for impairment at least annually.

The useful lives of the intangible assets are as follows:

Developed technology	4 - 7 years
Customer relationships	6 - 10 years
Supplier relationships	5 years
Trade names	5 years
Patents	20 years
Telecommunication licenses	Indefinite
Trademarks	Indefinite
Domain names	Indefinite

(aa)   *Impairment of Long-Lived Assets*

The Company evaluates its long-lived assets, including property, equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, an impairment loss would be equal to the amount the carrying value exceeds the fair value. The impairment is allocated to the long-lived assets within the asset group on a pro-rata basis using the relative carrying amounts of the assets. Carrying amounts of individual long-lived assets are not reduced below their respective fair values.

In the valuation of an asset or an asset group, management must make assumptions regarding estimated future revenue and cash flows to be derived from the respective asset or asset group, discount rates used and other assumptions. If these estimates or their related assumptions change in the future, the Company may be required to record impairment of these assets.

(ab)   *Derivatives and Hedging*

The Company is exposed to a wide variety of risks arising from its business operations and overall economic conditions. These risks include exposure to fluctuations in various foreign currencies against its functional currency and can impact the value of cash receipts and payments. The Company minimizes its exposure to these risks through management of its core business activities, specifically, the amounts, sources and duration of its assets and liabilities, and the use of derivative financial instruments. The Company uses foreign currency derivative forward contracts, and in the future may also use foreign currency option contacts.

Foreign currency derivative forward contracts involve fixing the exchange rate for delivery of a specified amount of foreign currency on a specified date. These agreements are typically cash settled in U.S. dollars for their fair value at or close to their settlement date. Foreign currency option contracts will require the Company to pay a premium for the right to sell a specified amount of foreign currency prior to the maturity date of the option. The Company does not enter into derivative financial instruments trading for speculative purposes.

Derivative instruments are carried at fair value and recorded as either an asset or a liability until they mature. Gains and losses resulting from changes in fair value of these instruments are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges, gains or losses are initially recorded in accumulated other comprehensive income (loss) on the balance sheet, then reclassified into the statement of operations in the period in which the derivative instruments mature. These realized gains and losses are recorded within the same financial statement line item as the hedged transaction.

The Company's foreign currency derivative contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

(ac)   *Share Repurchases*

The Company elected to record the excess of the repurchase price over the par value of the repurchased shares of its Class A common stock in accumulated deficit, along with the associated transaction costs and excise taxes. Immediately upon repurchase, the shares are retired and returned to the status of unauthorized and unissued.

(ad)   *Fair Value of Financial Instruments*

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company applies fair value accounting for all financial instruments measured at fair value on a recurring basis. The Company's financial instruments, which include cash, restricted cash, cash equivalents, accounts receivable and accounts payable are recorded at their carrying amounts, which approximate their fair values due to their short-term nature. Marketable securities consist of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. All marketable securities are considered to be available-for-sale and recorded at their estimated fair values. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive loss. In valuing these items, the Company uses inputs and assumptions that market participants would use to determine their fair value, utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the senior notes due 2029 and 2031 ("2029 Notes" and "2031 Notes," respectively) are determined based on their respective closing prices on the last trading day of the reporting period. These financial liabilities are not measured at fair value on a recurring basis.

The carrying value of the strategic investments, which consist of restricted equity securities of a publicly held company and equity securities of privately held companies, is determined under the measurement alternative on a non-recurring basis adjusting for observable changes in fair value or impairment. The Company does not have a controlling interest nor can it exercise significant influence over any of these entities.

The Company regularly reviews changes to the rating of its debt securities by rating agencies and monitors the surrounding economic conditions to assess the risk of expected credit losses. As of December 31, 2024, the risk of expected credit losses was not significant.

Impairments are considered to be other than temporary if they are related to deterioration in credit risk or if it is likely that the security will be sold before the recovery of its cost basis. Realized gains and losses and declines in value deemed to be other than temporary are determined based on the specific identification method and are reported in other (income) expenses, net.

(ae) *Recently Adopted Accounting Guidance*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*," which is intended to improve reportable segment disclosures. The ASU expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items and interim disclosures of a reportable segment's profit or loss and assets. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with retrospective application required. Early adoption is permitted. The Company adopted ASU 2023-07 in the fourth quarter of 2024. The adoption required certain additional disclosure that the Company made in Note 8 to these consolidated financial statements.

(af)   *Recently Issued Accounting Guidance, Not yet Adopted*

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures,*" which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, and may be applied on a prospective basis. Early adoption is permitted. The Company expects to adopt ASU 2023-09 upon its effective date. The adoption will require certain additional disclosure in the notes to the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "*Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,*" which requires the disaggregation of certain expenses in the notes of the financial statements to provide enhanced transparency into the expense captions presented on the face of the statements of operations. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. The adoption will require certain additional disclosure in the notes to the Company's consolidated financial statements.

3. Fair Value Measurements

Financial Assets

The following tables provide the financial assets measured at fair value on a recurring basis:

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2024			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:				(In thousands)				
Cash and cash equivalents:								
Money market funds	$ 207,323	$ —	$ —	$ —	$ 207,323	$ —	$ —	$ 207,323
Commercial paper	15,059	—	—	—	—	15,059	—	15,059
U.S. Treasury bills	2,748	—	—	—	2,748	—	—	2,748
Total included in cash and cash equivalents	225,130	—	—	—	210,071	15,059	—	225,130
Marketable securities:								
Debt securities:								
U.S. Treasury securities	379,846	1,243	(296)	(55)	380,738	—	—	380,738
Non-U.S. government securities	2,909	27	—	—	2,936	—	—	2,936
Corporate debt securities and commercial paper	1,571,944	6,415	(1,594)	(557)	16,890	1,559,318	—	1,576,208
Total debt securities	1,954,699	7,685	(1,890)	(612)	400,564	1,559,318	—	1,959,882
Equity securities	3,220	—	—	—	3,220	—	—	3,220
Total marketable securities	1,957,919	7,685	(1,890)	(612)	403,784	1,559,318	—	1,963,102
Total financial assets	$ 2,183,049	$ 7,685	$ (1,890)	$ (612)	$ 613,855	$ 1,574,377	$ —	$ 2,188,232

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2023			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:					(In thousands)			
Cash and cash equivalents:								
Money market funds	$ 408,696	$ —	$ —	$ —	$ 408,696	$ —	$ —	$ 408,696
Total included in cash and cash equivalents	408,696	—	—	—	408,696	—	—	408,696
Marketable securities:								
Debt securities:								
U.S. Treasury securities	410,665	2,162	(7)	(1,665)	411,155	—	—	411,155
Non-U.S. government securities	83,576	55	(111)	(1,209)	82,311	—	—	82,311
Corporate debt securities and commercial paper	2,859,071	15,366	(10,818)	(5,922)	16,690	2,841,007	—	2,857,697
Total debt securities	3,353,312	17,583	(10,936)	(8,796)	510,156	2,841,007	—	3,351,163
Equity securities	4,901	—	—	—	4,901	—	—	4,901
Total marketable securities	3,358,213	17,583	(10,936)	(8,796)	515,057	2,841,007	—	3,356,064
Total financial assets	$ 3,766,909	$ 17,583	$ (10,936)	$ (8,796)	$ 923,753	$ 2,841,007	$ —	$ 3,764,760

Debt Securities

The Company's primary objective when investing excess cash is preservation of capital, hence the Company's debt securities primarily consist of U.S. Treasury Securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. Because the Company views its debt securities as available to support current operations, it has classified all available for sale securities as short-term.

Interest earned on marketable securities was $90.2 million, $77.7 million and $64.6 million in the years ended December 31, 2024, 2023 and 2022, respectively. The interest is recorded as other income (expenses), net, in the accompanying consolidated statements of operations.

The following table summarizes the contractual maturities of marketable securities:

	As of December 31,			
	2024		2023	
	Amortized Cost	Aggregate Fair Value	Amortized Cost	Aggregate Fair Value
Financial Assets:		(In thousands)		
Less than one year	$ 684,294	$ 685,091	$ 1,448,256	$ 1,434,149
One to three years	1,270,405	1,274,791	1,905,056	1,917,014
Total	$ 1,954,699	$ 1,959,882	$ 3,353,312	$ 3,351,163

Equity Securities

The equity securities consist of shares of a publicly traded company that were received as consideration in a divestiture transaction described in Note 5 to these consolidated financial statements.

Strategic Investments

As of December 31, 2024 and 2023, the Company held strategic investments with an aggregate carrying value of $23.5 million and $30.7 million, respectively, recorded as other long-term assets in the accompanying consolidated balance sheets. There were no significant impairments or adjustments recorded in the years ended December 31, 2024 and 2022, related to these securities. In the year ended December 31, 2023, the Company remeasured to fair value one of its strategic investments acquired in 2021 due to an assessed impairment. The fair value measurement of the strategic investment is classified as Level 2 in the fair value hierarchy and the primary input used in the fair value measurement was the publicly available stock price of the issuer's unrestricted security of the same class. The impairment loss of $46.2 million is recorded in other expenses, net, in the accompanying consolidated statement of operations for the year ended December 31, 2023.

Financial Liabilities

The Company's financial liabilities that are measured at fair value on a recurring basis consist of foreign currency derivative liabilities and are classified as Level 2 financial instruments in the fair value hierarchy. As of December 31, 2024 and 2023, the aggregate fair value of these liabilities and the associated unrealized losses were not significant.

The Company's financial liabilities that are not measured at fair value on a recurring basis are its 2029 Notes and its 2031 Notes. As of December 31, 2024, the fair value of the 2029 Notes and 2031 Notes were $464.9 million and $453.9 million, respectively. As of December 31, 2023, the fair value of the 2029 Notes and 2031 Notes were $462.4 million and $452.3 million, respectively. These fair values are classified as Level 2 in the fair value hierarchy.

4. Property and Equipment

Property and equipment consist of the following:

	As of December 31,			
	2024		**2023**	
	(In thousands)			
Capitalized internal-use software developments costs	$	357,334	$	297,655
Data center equipment [(1)]		63,672		104,543
Leasehold improvements		78,104		92,315
Office equipment		50,659		60,905
Furniture and fixtures		12,618		14,558
Software		14,143		14,639
Total property and equipment		576,530		584,615
Less: accumulated depreciation and amortization [(1)]		(385,488)		(374,976)
Total property and equipment, net	$	191,042	$	209,639

_____

[(1)] Data center equipment includes $33.5 million and $72.4 million in assets held under finance leases as of December 31, 2024 and 2023, respectively. Accumulated depreciation and amortization includes $28.6 million and $55.9 million of accumulated depreciation for assets held under finance leases as of December 31, 2024 and 2023, respectively.

Depreciation and amortization expense was $91.9 million, $89.9 million and $71.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company capitalized $72.5 million, $57.2 million and $65.4 million in internal-use software development costs in the years ended December 31, 2024, 2023 and 2022, respectively.

5. Divestitures

There were no divestitures in the year ended December 31, 2024.

In 2023, the Company sold its ValueFirst business, which operated an enterprise communications platform in India, for a total cash sales price of $45.5 million, or $38.2 million in proceeds, net of cash divested. As part of the transaction, the Company divested $17.4 million of tangible net assets, $17.3 million of intangible assets and $34.6 million of goodwill. The sale resulted in a loss of $28.8 million, which is recorded within general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2023. The Company also recorded an additional $3.3 million of divestiture-related expenses in the same period.

Separately, in 2023, the Company sold its Internet of Things ("IoT") asset group for stock consideration of $15.8 million. The loss on divestiture and related expenses were not significant.

6. Impairment

Operating right-of-use assets

In 2022, the Company adopted a remote-first operating strategy whereby employees work remotely on a permanent basis. As a result, the Company permanently closed several of its offices in 2023 and 2022, which required reassessment of the operating right-of-use ("ROU") assets and the associated leasehold improvements and property and equipment for impairment. The Company determined that the carrying amounts of these assets exceeded their respective fair values. The Company engaged a third-party expert to assist with the valuation analysis. The Company regularly assesses recoverability of its ROU assets and the related long-lived asset categories for indicators of impairment. In the years ended December 31, 2023 and 2022, the Company recorded $34.8 million and $97.7 million of impairment, respectively, related to its permanently closed offices. The impairment is recorded in the impairment of long-lived assets line item in the accompanying consolidated statements of operations for the years ended December 31, 2023 and 2022.

Intangible assets

In the fourth quarter of 2023, the Company identified a change in its Segment reportable segment's performance which it deemed to be an indicator that the carrying amounts of certain long-lived assets within the segment may not be recoverable. The Company performed a recoverability assessment and a fair value measurement of the impacted asset group and concluded that the asset group was impaired. The Company engaged a third-party expert to assist with the valuation analysis. The impairment was allocated to the assets within the impacted asset group reducing the respective carrying amounts of the assets as of the December 1, 2023, measurement date, as follows:

	Total Impairment Allocation
	(In thousands)
Developed technology	$ 209,350
Customer relationships	76,361
Total impairment	$ 285,711

The impairment is recorded within the impairment of long-lived assets line item in the accompanying consolidated statement of operations for the year ended December 31, 2023.

The Company used a relief-from-royalty method to estimate the fair values of the developed technology and the trade name and a distributor method to estimate the fair value of customer relationships. The trade name intangible asset was not impaired.

No other significant impairments were recorded during the years ended December 31, 2024, 2023 or 2022.

7. Restructuring Activities

No significant restructuring activities occurred in the year ended December 31, 2024.

In February 2023, the Company announced a workforce reduction plan (the "February 2023 Plan") that was designed to reduce operating costs, improve operating margins and accelerate profitability. The February 2023 Plan eliminated approximately 17% of the Company's workforce. The execution of the February 2023 Plan was substantially completed in the first quarter of 2023. For the year ended December 31, 2023, restructuring charges related to the February 2023 Plan were $141.1 million, which consisted of $130.0 million related to employee severance, benefits and facilitation costs, and $11.1 million related to vesting of employee stock based compensation awards. $108.9 million of the restructuring charges related to the Communications reportable segment, $9.4 million related to the Segment reportable segment and $22.8 million was included in corporate costs.

The following table summarizes the Company's restructuring liability related to the February 2023 Plan that is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet as of December 31, 2023:

	Workforce Reduction Costs	Facilitation Costs	Total
	(In thousands)		
Balance as of December 31, 2022	$ —	$ —	$ —
Restructuring charges	120,711	9,289	130,000
Cash payments	(111,852)	(8,895)	(120,747)
Balance as of December 31, 2023	$ 8,859	$ 394	$ 9,253

February 2023 Plan restructuring charges incurred in 2024 were not significant. No amounts were outstanding as of December 31, 2024 related to this plan.

In December 2023, the Company announced a workforce restructuring plan that was designed to streamline operations and accelerate the Company's path to profitable growth (the "December 2023 Plan"). The December 2023 Plan eliminated approximately 5% of the Company's workforce. Restructuring charges related to the December 2023 Plan were not significant.

In September 2022, the Company announced a workforce restructuring plan that was designed to reduce operating costs and improve operating margins (the "September 2022 Plan"). The September 2022 Plan eliminated approximately 11% of the Company's workforce. In the year ended December 31, 2022, the Company recorded $76.6 million of restructuring charges, including a $14.3 million expense related to vesting of the employee stock-based compensation awards, in its accompanying consolidated statement of operations. $67.4 million of the restructuring charges related to the Communications reportable segment, $1.6 million related to the Segment reportable segment and $7.6 million was included in corporate costs.

8. Segment Reporting

As of December 31, 2024, the Company had two operating and reportable segments: Twilio Communications ("Communications") and Twilio Segment ("Segment").

Twilio Communications: The Communications segment consists of a variety of application programming interfaces ("APIs") and software solutions to optimize communications between Twilio customers and their end users. The key products from which the segment derives its revenue are Messaging, Voice and Email.

Twilio Segment: The Segment segment consists of software products that enable businesses to achieve more effective customer engagement by providing the tools necessary for customers to build direct, personalized relationships with their end users. The key product from which the segment derives its revenue is Segment.

The Company's CEO, who is also the CODM, reviews the operating results by segment using non-GAAP income (loss) from operations as the measure of segment profitability. The CODM uses this measure of segment profitability to allocate resources and assess performance of each segment by comparing the segment actual results to the comparable results in prior periods and to any internally or externally set expectations. Presented below is the discrete financial information by reportable segment for the years ended December 31, 2024, 2023, and 2022, that reflects management's current view of the business and that is regularly provided to the CODM. Prior period amounts were reclassified to conform to the current period's presentation. Asset information is not reviewed by the CODM on a segment basis. Revenue, costs of revenue and operating expenses are generally directly attributable to each segment. Certain costs of revenue and operating expenses are allocated based on methodologies that best reflect the patterns of consumption of these costs. Corporate costs are not allocated to operating segments. Corporate costs consist of costs that support company-wide processes, are managed on the company-wide level, and include costs related to corporate governance and communication, global brand awareness, information security, and certain legal, human resources, finance and accounting expenses. In addition to corporate costs, cost of revenue and operating expenses not allocated to operating segments include stock-based compensation, amortization of acquired intangibles, payroll taxes related to stock-based compensation, charitable contributions and restructuring costs.

	Year Ended December 31, 2024		
	Communications	Segment	Total
	(In thousands)		
Revenue	$ 4,160,340	$ 297,696	$ 4,458,036
Cost of revenue attributable to segments	2,014,491	79,469	2,093,960
Operating expenses attributable to segments	1,103,800	280,882	1,384,682
Segment non-GAAP income (loss) from operations	$ 1,042,049	$ (62,655)	$ 979,394
Reconciliation of total segment non-GAAP income from operations to loss from operations:			
Total segment non-GAAP income from operations		$	979,394
Corporate costs not allocated to segments			(265,000)
Stock-based compensation			(613,429)
Amortization of acquired intangibles			(111,851)
Payroll taxes related to stock-based compensation			(9,642)
Charitable contributions			(19,907)
Restructuring costs			(13,273)
Loss from operations			(53,708)
Other expenses, net			(34,905)
Loss before provision for income taxes		$	(88,613)

	Year Ended December 31, 2023		
	Communications	Segment	Total
	(In thousands)		
Revenue	$ 3,858,693	$ 295,252	$ 4,153,945
Cost of revenue attributable to segments	1,901,275	68,433	1,969,708
Operating expenses attributable to segments	1,115,428	299,249	1,414,677
Segment non-GAAP income (loss) from operations	$ 841,990	$ (72,430)	$ 769,560
Reconciliation of total segment non-GAAP income from operations to loss from operations:			
Total segment non-GAAP income from operations		$	769,560
Corporate costs not allocated to segments			(236,552)
Stock-based compensation			(662,842)
Amortization of acquired intangibles			(192,307)
Acquisition and divestiture related expenses			(5,555)
Loss on net assets divested			(32,277)
Payroll taxes related to stock-based compensation			(12,985)
Charitable contributions			(17,346)
Restructuring costs			(165,733)
Impairment of long-lived assets			(320,504)
Loss from operations			(876,541)
Other expenses, net			(120,188)
Loss before provision for income taxes		$	(996,729)

	Year Ended December 31, 2022					
	Communications		**Segment**		**Total**	
			(In thousands)			
Revenue	$	3,550,087	$	276,234	$	3,826,321
Cost of revenue attributable to segments		1,817,019		51,396		1,868,415
Operating expenses attributable to segments		1,414,388		254,533		1,668,921
Segment non-GAAP income (loss) from operations	$	318,680	$	(29,695)	$	288,985
Reconciliation of total segment non-GAAP loss from operations to loss from operations:						
Total segment non-GAAP loss from operations					$	288,985
Corporate costs not allocated to segments						(293,475)
Stock-based compensation						(784,285)
Amortization of acquired intangibles						(206,181)
Acquisition and divestiture related expenses						(2,621)
Payroll taxes related to stock-based compensation						(23,832)
Charitable contributions						(9,541)
Restructuring costs						(76,636)
Impairment of long-lived assets						(97,722)
Loss from operations						(1,205,308)
Other expenses, net						(38,324)
Loss before provision for income taxes					$	(1,243,632)

Depreciation and amortization expenses, except for amortization of acquired intangibles, that are included in non-GAAP income from operations for the Communications reportable segment was $71.9 million, $74.1 million and $61.9 million in the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of deferred commissions included in non-GAAP income from operations for the Communications reportable segment was $60.7 million, $60.0 million and $47.7 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Depreciation and amortization expenses, except for amortization of acquired intangibles, that are included in non-GAAP loss from operations for the Segment reportable segment was $18.1 million, $13.7 million and $6.1 million in the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of deferred commissions included in non-GAAP loss from operations for the Segment reportable segment was $15.7 million, $12.9 million and $10.3 million in the years ended December 31, 2024, 2023 and 2022, respectively.

9. Derivatives and Hedging

As of December 31, 2024, the Company had outstanding foreign currency forward contracts designated as cash flow hedges with a total sell notional value of $216.4 million. The notional value represents the amount that will be sold upon maturity of the forward contract. As of December 31, 2024, these contracts had maturities of up to 1.4 years. Gains and losses associated with these foreign currency forward contracts were not significant.

The Company is subject to master netting agreements with certain counterparties of the foreign exchange contracts, under which it is permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is the Company's policy to present the derivatives at gross in its consolidated balance sheets. The Company's foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. The Company manages its exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring its outstanding positions. As of December 31, 2024, the Company did not have any offsetting arrangements.

10. Right-of-Use Assets and Lease Liabilities

The Company has entered into various operating lease agreements for office space and finance lease agreements for data centers, office equipment and furniture.

As of December 31, 2024, the Company had various leased properties with remaining lease terms from 0.1 years to 4.8 years, some of which include options to extend the leases for up to 5.0 years.

During 2023 and 2022, as a result of the office closures described in Note 6, the Company impaired several of its ROU assets related to office leases that would no longer be used to support its ongoing operations. In the years ended December 31, 2023 and 2022, the Company recorded $34.8 million and $97.7 million impairment expense, respectively, related to these office closures, of which $24.8 million and $72.8 million, respectively, related to the ROU assets. The remaining impairment expense related to the associated assets in the property, plant and equipment categories. In the year ended December 31, 2024, there was no impairment expense related to office closures. For the years ended December 31, 2024, 2023 and 2022, the Company did not have significant sublease income related to any of its subleased offices.

Operating lease costs recorded in the accompanying consolidated statements of operations were $25.4 million, $35.7 million and $57.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Lease costs associated with short-term leases, variable leases and finance leases were not significant.

Supplemental cash flow and other information related to operating leases are as follows:

	Year Ended December 31,	
	2024	2023
Operating cash flows paid for amounts included in operating lease liabilities (in thousands)	$ 54,376	$ 65,494
Weighted average remaining lease term (in years)	3.6	4.1
Weighted average discount rate	4.6 %	4.5 %

Maturities of operating lease liabilities are as follows:

	As of December 31, 2024
Year Ended December 31,	(In thousands)
2025	$ 38,474
2026	35,035
2027	27,565
2028	22,588
2029	5,897
Total lease payments	129,559
Less: imputed interest	(9,999)
Total operating lease obligations	119,560
Less: current obligations	(33,685)
Long-term operating lease obligations	$ 85,875

11. Equity Method Investment

In May 2022, the Company acquired 44.6% of the equity interests in Syniverse Corporation ("Syniverse") for $750.0 million in cash. The Company determined that it does not have a controlling financial interest in Syniverse but does exercise significant influence and, therefore, the investment was accounted for under the equity method. The Company estimated that on the investment closing date there was an excess investment basis of $530.7 million related to its proportionate share of the identifiable intangible assets and $41.3 million related to the associated deferred tax liability. The equity method goodwill was estimated at $623.8 million.

The Company engaged a third-party expert to assist with the valuation analysis. The following table presents the estimated basis differences attributable to the identifiable intangible assets as of the date of investment and their respective useful lives:

	Total	Estimated life
	(In thousands)	(In years)
Developed technology	$ 62,767	6
Customer relationships	439,152	9
Trademarks	28,822	Indefinite
Total basis difference attributable to the identifiable intangible assets	$ 530,741	

In the years ended December 31, 2024, 2023 and 2022, the Company recorded $108.5 million, $121.9 million and $35.3 million, respectively, of its proportionate share of the investee's net operating results, the amortization of the basis difference and dilution loss as part of other expenses, net, in the accompanying consolidated statements of operations. The Company also recorded $0.7 million and $15.6 million of its proportionate share of the investee's other comprehensive income for the years ended December 31, 2024 and 2023, respectively, and $14.9 million of its proportionate share of the investee's other comprehensive loss for the year ended December 31, 2022, in the accompanying consolidated statements of other comprehensive loss. Results of operations and other comprehensive loss were recorded on a 90-day lag.

As of December 31, 2024 and 2023, the Company held 43.8% and 44.0%, respectively, of the equity interests in Syniverse. The unamortized net excess investment basis was $353.3 million and $410.4 million, respectively. The carrying amount of the investment in the accompanying consolidated balance sheets was $485.8 million and $593.6 million as of December 31, 2024 and 2023, respectively.

In conjunction with this investment, the Company and Syniverse entered into a wholesale agreement, pursuant to which Syniverse would process, route and deliver application-to-person messages originating and/or terminating between the Company's customers and mobile network operators. The values of the transactions that occurred between the Company and Syniverse were $145.0 million and $143.7 million for the years ended December 31, 2024 and 2023, respectively, and $89.6 million for the period from the investment closing date on May 13, 2022, through December 31, 2022. These transactions were recorded as cost of revenue in the accompanying consolidated statements of operations.

Summarized financial information of Syniverse is presented below on a one-month lag. The investee's fiscal year end is November 30.

| | As of November 30, | | | |
| | 2024 | | 2023 | |
	(In thousands)			
Current assets	$	225,975	$	195,426
Noncurrent assets	$	2,344,658	$	2,368,645
Current liabilities	$	232,522	$	200,541
Noncurrent liabilities	$	1,176,332	$	1,153,801
Non controlling interest	$	6,027	$	6,380

| | Year Ended November 30, | | | | | |
| | 2024 | | 2023 | | 2022[1] | |
	(In thousands)					
Revenue	$	819,164	$	739,317	$	753,913
Cost of operations (excluding depreciation and amortization)	$	474,081	$	430,140	$	466,340
Income (loss) from operations	$	113,950	$	67,870	$	(147,166)
Net loss	$	(38,849)	$	(89,096)	$	(312,773)
Net loss attributable to Syniverse Corporation	$	(40,917)	$	(90,770)	$	(314,379)

[1] The Company invested in the investee in May 2022. It is impracticable to provide audited financial information for a partial fiscal year due to its unavailability.

12. Goodwill and Intangible Assets

Goodwill

During 2023, as a result of business reorganization events, the Company shifted from a single reporting unit structure to a multiple reporting unit structure. The Company reallocated goodwill to its newly formed reporting units and tested goodwill for impairment on the reporting unit level immediately before and immediately after each reorganization. The Company engaged a third-party expert to assist in the valuation analysis. The Company concluded that its goodwill was not impaired immediately before and immediately after each reorganization.

To allocate goodwill to the newly formed reporting units in 2023, the Company estimated the fair value of its reporting units using a weighting of fair values derived from an income and a market approach. Estimating the fair value by these methods involves the use of various assumptions that the Company believes were reasonable under then current circumstances. Under the income approach, the Company determined the fair value of a reporting unit based on the present value of estimated future cash flows using the cash flow projections prepared by management. The market approach estimates the fair value based on market multiples of revenue or adjusted EBITDA, as applicable, derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. While these assumptions reflect management's best estimates of future performance at that time, the estimates are inherently complex and uncertain and the Company's actual results could differ materially from the estimates.

The following table presents the goodwill allocated to the Company's reportable segments as of December 31, 2024 and 2023, and the changes during the period:

	Twilio Communications	Twilio Segment	Total
	(In thousands)		
Balance as of December 31, 2022	$ —	$ —	$ 5,284,153
Foreign currency adjustments			26
Reallocation to segments in 2023[1]	$ 4,978,094	$ 306,085	—
Foreign currency adjustments	251	—	251
Goodwill divested[2]	(41,164)	—	(41,164)
Balance as of December 31, 2023	$ 4,937,181	$ 306,085	$ 5,243,266

[1] Represents reallocation of goodwill as a result of the change in reporting unit structure in 2023.

[2] Represents goodwill related to the divestitures of the ValueFirst business and IoT asset group in 2023, as described in Note 5.

There was no goodwill activity during the year ended December 31, 2024. As of December 31, 2024, the balance of the Company's goodwill was $5.2 billion, of which $4.9 billion relates to the Communications reportable segment and $306.1 million relates to the Segment reportable segment.

Intangible assets

Intangible assets consist of the following:

	As of December 31, 2024		
	Cost	Accumulated Amortization	Net
Amortizable intangible assets:	(In thousands)		
Developed technology	$ 388,341	$ (306,063)	$ 82,278
Customer relationships	348,314	(215,523)	132,791
Supplier relationships	49,756	(35,363)	14,393
Trade names	25,968	(25,014)	954
Patent	3,968	(1,096)	2,872
Total amortizable intangible assets	816,347	(583,059)	233,288
Non-amortizable intangible assets:			
Telecommunication licenses	4,920	—	4,920
Trademarks and other	295	—	295
Total	$ 821,562	$ (583,059)	$ 238,503

	As of December 31, 2023		
	Cost	Accumulated Amortization	Net
Amortizable intangible assets:		(In thousands)	
Developed technology	$ 397,473	$ (259,635)	$ 137,838
Customer relationships	349,074	(170,511)	178,563
Supplier relationships	49,756	(26,316)	23,440
Trade names	25,968	(23,600)	2,368
Order backlog	10,000	(10,000)	—
Patent	3,968	(902)	3,066
Total amortizable intangible assets	836,239	(490,964)	345,275
Non-amortizable intangible assets:			
Telecommunication licenses	4,920	—	4,920
Trademarks and other	295	—	295
Total	$ 841,454	$ (490,964)	$ 350,490

Amortization expense was $112.0 million, $192.5 million and $206.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

There was no impairment related to intangible assets in the year ended December 31, 2024. In the year ended December 31, 2023, the Company recorded an impairment charge related to certain of its intangible assets, as described in Note 6.

Total estimated future amortization expense is as follows:

Year Ended December 31,	As of December 31, 2024
	(In thousands)
2025	$ 107,862
2026	42,149
2027	25,330
2028	19,055
2029	14,970
Thereafter	23,922
Total	$ 233,288

13. Balance Sheet Components

Prepaid expenses and other current assets consist of the following:

	As of December 31,		
	2024		2023
	(In thousands)		
Prepaid expenses	$	333,911	$	196,850
Other current assets		140,449		132,354
Total prepaid expenses and other current assets	$	474,360	$	329,204

Accrued expenses and other current liabilities consist of the following:

	As of December 31,		
	2024		2023
	(In thousands)		
Accrued payroll and related	$	76,708	$	77,593
Company-wide bonus program liability		109,776		—
Accrued bonus and commission		21,585		17,345
Accrued cost of revenue		173,739		155,721
Sales and other taxes payable		79,731		70,913
Restructuring liability		318		29,086
Accrued other expense		68,829		73,653
Total accrued expenses and other current liabilities	$	530,686	$	424,311

14. Long-Term Debt

Long-term debt, net, consists of the following:

	As of December 31,		
	2024		2023
	(In thousands)		
2029 Senior Notes				
Principal	$	500,000	$	500,000
Unamortized discount		(3,518)		(4,274)
Unamortized issuance costs		(792)		(962)
Net carrying amount		495,690		494,764
2031 Senior Notes				
Principal		500,000		500,000
Unamortized discount		(4,166)		(4,744)
Unamortized issuance costs		(937)		(1,067)
Net carrying amount		494,897		494,189
Total long-term debt, net	$	990,587	$	988,953

2029 and 2031 Senior Notes

In March 2021, the Company issued $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes" and together with the 2029 Notes, the "Notes"). Initially, none of the Company's subsidiaries guaranteed the Notes. However, under certain circumstances in the future the Notes can be guaranteed by each of the Company's material domestic subsidiaries. The 2029 Notes and 2031 Notes will mature on March 15, 2029 and March 15, 2031, respectively. Interest payments are payable semi-annually in arrears on March 15 and September 15 of each year.

The aggregate net proceeds from offering of the Notes were approximately $984.7 million after deducting underwriting discounts and issuance costs paid by the Company.

As of December 31, 2024, the Company may voluntarily redeem the 2029 Notes, in whole or in part, under the following circumstances:

(1)   at any time on or after March 15, 2024 at a prepayment price equal to 101.813% of the principal amount;

(2)   at any time on or after March 15, 2025 at a prepayment price equal to 100.906% of the principal amount; and

(3)   at any time on or after March 15, 2026 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include the accrued and unpaid interest, as applicable.

As of December 31, 2024, the Company may voluntarily redeem the 2031 Notes, in whole or in part, under the following circumstances:

(1)   at any time prior to March 15, 2026 at 100% of the principal amount, plus a "make-whole" premium;

(2)   at any time on or after March 15, 2026 at a prepayment price equal to 101.938% of the principal amount;

(3)   at any time on or after March 15, 2027 at a prepayment price equal to 101.292% of the principal amount;

(4)   at any time on or after March 15, 2028 at a prepayment price equal to 100.646% of the principal amount; and

(5)   at any time on or after March 15, 2029 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include accrued and unpaid interest, as applicable.

The Notes are general unsecured obligations and will rank senior in right of payment to any of the Company's indebtedness that is expressly subordinated in right of payment to the Notes that the Company may incur in the future and equal in right of payment with the Company's existing and future unsecured and unsubordinated liabilities.

In certain circumstances involving a change of control event, the Company will be required to make an offer to repurchase the Notes of the applicable series at a repurchase price equal to 101% of the principal amount of the Notes of such series to be repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The indenture governing the Notes (the "Indenture") contains restrictive covenants limiting the Company's ability and the ability of its subsidiaries to: (i) create liens on certain assets to secure debt; (ii) grant a subsidiary guarantee of certain debt without also providing a guarantee of the Notes; and (iii) consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of its assets to another person. These covenants are subject to a number of limitations and exceptions. Certain of these covenants will not apply during any period in which the Notes are rated investment grade by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services.

As of December 31, 2024, the Company was in compliance with all of its covenants under the Indenture.

15. Supplemental Balance Sheet Information

A roll-forward of the Company's customer credit reserve is as follows:

	As of December 31,		
	2024	2023	2022
	(In thousands)		
Balance, beginning of period	$ 33,594	$ 33,124	$ 18,577
Additions	81,695	167,044	86,303
Deductions against reserve	(95,948)	(166,574)	(71,756)
Balance, end of period	$ 19,341	$ 33,594	$ 33,124

16. Revenue by Geographic Area and Groups of Similar Products

Revenue by geographic area is based on the IP address or the mailing address of the customer at the time of registration. The following table sets forth revenue by geographic area:

	Year Ended December 31,		
	2024	2023	2022
Revenue by geographic area:	(In thousands)		
United States	$ 2,898,056	$ 2,757,470	$ 2,510,525
International	1,559,980	1,396,475	1,315,796
Total	$ 4,458,036	$ 4,153,945	$ 3,826,321
Percentage of revenue by geographic area:			
United States	65 %	66 %	66 %
International	35 %	34 %	34 %

The following table sets forth long-lived assets by geographic area:

	As of December 31,	
	2024	2023
Long-lived assets by geographic area:	(In thousands)	
United States	$ 65,782	$ 99,368
International	25,676	39,644
Total	$ 91,458	$ 139,012
Percentage of long-lived assets by geographic area:		
United States	72 %	71 %
International	28 %	29 %

The following table sets forth revenue by groups of similar products:

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue by groups of similar products:	(In thousands)		
Twilio Communications:			
Messaging	$ 2,358,767	$ 2,184,752	$ 2,066,300
Voice	543,117	511,728	474,790
Email	488,271	440,185	399,314
Other	770,185	722,028	609,683
Total Twilio Communications	4,160,340	3,858,693	3,550,087
Twilio Segment	297,696	295,252	276,234
Total	$ 4,458,036	$ 4,153,945	$ 3,826,321

17. Commitments and Contingencies

(a)   *Lease and Other Commitments*

The Company entered into various non-cancelable operating lease agreements for its facilities. Refer to Note 10 for additional detail on the Company's operating lease commitments.

Additionally, the Company has contractual commitments with its cloud infrastructure providers, network service providers and other vendors that are noncancellable and expire within one to four years. In the year ended December 31, 2024, the Company entered into several such agreements with terms of up to four years for a total purchase commitment of $182.5 million. Future minimum payments under these noncancellable purchase commitments are summarized in the table below. Unrecognized tax benefits are not included in these amounts because any amounts expected to be settled in cash are not significant:

Year Ending December 31,	As of December 31, 2024
	(In thousands)
2025	$ 405,331
2026	245,946
2027	3,831
2028	220
Total payments	$ 655,328

(b)   *Legal Matters*

From time to time, the Company may be subject to legal actions, claims, and government investigations or inquiries arising in the ordinary course of business. These matters may include, but are not limited to, matters involving privacy, data protection, data security, intellectual property, competition, telecommunications, consumer protection, taxation, securities, employment and contractual rights. While the Company currently believes that the final outcomes of these matters will not have a material adverse effect on its business, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company accrues for contingencies when it believes that a loss is probable and can be reasonably estimated. To the extent there is a reasonable possibility that a loss may be incurred that is in excess of the amounts already recognized and such additional loss amount may be material, the Company either discloses the estimated additional loss amount or states that such an estimate cannot be made. Significant judgment is required to determine the probability of a loss and to estimate the amount of any probable loss.

Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

(c) Indemnification Agreements

In the ordinary course of business and in connection with its financing and business combination transactions, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners, customers and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties and other liabilities relating to or arising from the Company's products or its acts or omissions.

The Company has also signed indemnification agreements with all of its board members and executive officers and certain employees that may require the Company to indemnify them for certain events in connection with their services to the Company or its direct or indirect subsidiaries.

As of December 31, 2024 and 2023, no amounts were accrued related to any outstanding indemnification agreements.

(d) Other Taxes

The Company conducts operations in many tax jurisdictions within and outside the United States. In many of these jurisdictions, non-income-based taxes, such as sales, use, telecommunications and other local taxes are assessed on the Company's operations. The Company carries reserves for certain of its non-income-based tax exposures in certain jurisdictions when it is both probable that a liability was incurred and the amount of the exposure can be reasonably estimated. These reserves are based on estimates which include several key assumptions including, but not limited to, the taxability of the Company's services, the jurisdictions in which management believes it had nexus and the sourcing of revenues to those jurisdictions.

The Company continues to remain in discussions with certain jurisdictions regarding its prior sales and other taxes that it may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of the Company's tax exposure could differ materially from management's current estimates.

As of December 31, 2024, the liabilities recorded for non-income-based taxes were $19.3 million for domestic jurisdictions and $22.0 million for jurisdictions outside of the United States. As of December 31, 2023, these liabilities were $18.0 million and $22.2 million, respectively.

18. Stockholders' Equity

Preferred Stock

As of December 31, 2024 and 2023, the Company had authorized 100,000,000 shares of preferred stock, par value $0.001, of which no shares were issued and outstanding.

Common Stock

As of December 31, 2024 and 2023, the Company had authorized 1,000,000,000 shares of Class A common stock and 3,170,181 shares of Class B common stock, each par value of $0.001 per share. As of December 31, 2024 and 2023, 152,610,697 and 181,945,771 shares of Class A common stock, respectively, and no shares of Class B common stock were issued and outstanding.

The Company had reserved shares of common stock for issuance as follows:

	As of December 31,	
	2024	2023
Stock options issued and outstanding	1,322,176	1,722,861
Unvested restricted stock units issued and outstanding	18,386,271	18,755,538
Shares of Class A common stock reserved for Twilio.org	353,633	442,041
Stock-based awards available for grant under 2016 Plan	23,292,678	19,869,260
Shares of Class A common stock reserved for issuance pursuant to ESPP	9,709,326	8,541,701
Total	53,064,084	49,331,401

Share Repurchase Programs

In February 2023, the board of directors of the Company authorized the repurchase of up to $1.0 billion in aggregate value of the Company's outstanding Class A common stock, and in March 2024, the board of directors authorized the repurchase of an additional $2.0 billion in aggregate value of the Company's outstanding Class A common stock. Repurchases under this program could be made through open market, private transactions or other means, in compliance with applicable federal securities laws, and could include repurchases pursuant to Rule 10b5-1 trading plans. The Company had discretion in determining the conditions under which shares may be repurchased from time to time. This repurchase program expired on December 31, 2024.

During the years ended December 31, 2024 and 2023, the Company repurchased 36.8 million shares and 11.3 million shares of its Class A common stock, respectively, for an aggregate purchase price of $2.3 billion and $672.1 million, respectively. As of December 31, 2024, the Company completed repurchases of $3.0 billion in aggregate value of its Class A common stock, as originally authorized.

In January 2025, the board of directors of the Company authorized a new share repurchase program to repurchase up to $2.0 billion in aggregate value of the Company's outstanding Class A common stock with the repurchase terms similar to the previous program. The new program expires on December 31, 2027.

19. Stock-Based Compensation

The following are descriptions for stock plans that govern a significant amount of outstanding equity awards as of December 31, 2024:

2008 Stock Option Plan

In connection with the Company's initial public offering on June 22, 2016, the 2008 Stock Option Plan, as amended and restated (the "2008 Plan"), was terminated and, accordingly, no shares were available for issuance after the termination. As of December 31, 2024 and 2023, all remaining outstanding stock options granted under the 2008 Plan were vested and exercisable and continue to be governed by the provisions of this plan.

2016 Stock Option Plan

The Company's 2016 Stock Option and Incentive Plan (the "2016 Plan") became effective on June 21, 2016. The 2016 Plan provides for the grant of ISOs, NSOs, restricted stock awards, RSUs, stock appreciation rights, unrestricted stock awards, performance share awards, dividend equivalent rights and cash-based awards to employees, directors and consultants of the Company. A total of 11,500,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 Plan. These available shares automatically increase each January 1, beginning on January 1, 2017, by 5% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2024 and 2023, the shares available for grant under the 2016 Plan were automatically increased by 9,097,289 shares and 9,298,785 shares, respectively.

Under the 2016 Plan, the stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying common stock on the date of grant.

2016 Employee Stock Purchase Plan

The Company's 2016 ESPP was effective on June 21, 2016. A total of 2,400,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 ESPP. These available shares automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of the Company's Class A common stock, 1% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2024 and 2023, the shares available for grant under the 2016 ESPP were automatically increased by 1,800,000 shares.

The 2016 ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a discount of 15% through payroll deductions of their eligible compensation, subject to any plan limitations. The 2016 ESPP provides for separate six-month offering periods beginning in May and November of each year.

On each purchase date, eligible employees purchase shares of the Company's Class A common stock at a price per share equal to 85% of the lesser of (i) the fair market value of the Company's Class A common stock on the offering date or (ii) the fair market value of the Company's Class A common stock on the purchase date.

As of December 31, 2024, total unrecognized compensation cost related to the 2016 ESPP was not significant.

Stock-options and restricted stock units and awards activity under the Company's equity incentive plans is as follows:

Stock Options

	Number of options outstanding	Weighted-average exercise price (Per share)	Weighted-average remaining contractual term (In years)	Aggregate intrinsic value (In thousands)
Outstanding options as of December 31, 2023	1,722,861	$ 71.13	4.45	$ 56,007
Exercised	(181,818)	$ 23.88		
Forfeited and canceled	(218,867)	$ 92.18		
Outstanding options as of December 31, 2024	1,322,176	$ 74.15	3.05	$ 74,838
Options vested and exercisable as of December 31, 2024	1,317,265	$ 73.30	3.03	$ 74,838

	Year Ended December 31,		
	2024	2023	2022
	(In thousands, except per share amounts)		
Aggregate intrinsic value of stock options exercised [1]	$ 8,649	$ 15,242	$ 80,839
Total estimated grant date fair value of options vested	$ 9,351	$ 28,619	$ 77,403
Weighted-average grant date fair value per share of options granted	$ —	$ —	$ 50.66

[1] Aggregate intrinsic value represents the difference between the fair value of the Company's Class A common stock as reported on the New York Stock Exchange and the exercise price of outstanding "in-the-money" options.

As of December 31, 2024, total unrecognized compensation cost related to all unvested stock options was not significant.

Restricted Stock Units

	Number of awards outstanding	Weighted-average grant date fair value (Per share)	Aggregate intrinsic value (In thousands)
Unvested RSUs as of December 31, 2023	18,755,538	$ 87.56	$ 1,422,983
Granted	10,584,021	$ 61.86	
Vested	(6,639,672)	$ 92.70	
Forfeited and canceled	(4,313,616)	$ 83.09	
Unvested RSUs as of December 31, 2024	18,386,271	$ 71.96	$ 1,394,966

In 2024, the Company granted 516,626 shares of PSUs to certain of its executive employees. These awards are included in the table above. The awards had an aggregate grant date fair value of $34.5 million. The PSUs will vest if certain operational performance or market conditions, as defined in the grant agreements, are met during the performance period, which expires on December 31, 2026. The final vesting determination will be made by the Company's Compensation Committee subsequent to the completion of the performance period. At the end of the vesting period the number of shares actually issued may range from 0% to 200% of the target based on levels of performance.

In March 2022, the Company granted 919,289 shares of PSUs to certain of its executive employees. These awards are included in the table above. The PSUs were granted with a grant date fair value per share of $157.44 and an aggregate grant date fair value of $144.7 million. Each PSU award consisted of three tranches that would vest separately over distinct service periods if the respective performance conditions, as defined in the grant agreements, were met. The final vesting determination is made by the Company's Compensation Committee subsequent to the completion of the performance period. The vesting of the first tranche was based on achievement of revenue growth targets with respect to the year ended December 31, 2022. The vesting of the second and third tranches was based on both (a) revenue growth targets and (b) profitability targets achievement with respect to each of the years ended December 31, 2023 and 2024. If performance targets are not achieved, the related tranches are forfeited. Vesting of these PSUs can range up to 100% above the target based on levels of performance and is recorded in stock-based compensation expense in the year during which each tranche vests.

As of December 31, 2024, total unrecognized compensation cost related to unvested RSUs was $1.2 billion, which will be amortized over a weighted-average period of 2.5 years.

Valuation Assumptions

The Company used the following assumptions in the Black-Scholes option pricing model to estimate the fair value of the purchase rights issued under the 2016 ESPP:

	Year Ended December 31,		
Employee Stock Purchase Plan:	2024	2023	2022
Fair value of common stock	$61.54 - $96.41	$47.36 - $61.55	$50.81 - $99.68
Expected term (in years)	0.50	0.50	0.50
Expected volatility	38.6% - 41.8%	45.8% - 57.1%	73.2% - 97.3%
Risk-free interest rate	4.4% - 5.4%	5.3% - 5.4%	1.5% - 4.5%
Dividend rate	—%	—%	—%

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Cost of revenue	$ 22,001	$ 26,343	$ 21,136
Research and development	330,933	331,526	374,846
Sales and marketing	135,331	183,389	240,109
General and administrative	125,164	121,584	148,194
Restructuring costs	3,178	13,015	14,275
Total	$ 616,607	$ 675,857	$ 798,560

20. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the calculation of basic and diluted net loss per share attributable to common stockholders during the periods presented:

	Year Ended December 31,		
	2024	2023	2022
Net loss attributable to common stockholders (in thousands)	$ (109,403)	$ (1,015,441)	$ (1,256,145)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	165,925,128	183,327,844	182,994,038
Net loss per share attributable to common stockholders, basic and diluted	$ (0.66)	$ (5.54)	$ (6.86)

The following outstanding shares of common stock equivalents were excluded from the calculation of the diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

	As of December 31,		
	2024	2023	2022
Stock options issued and outstanding	1,322,176	1,722,861	2,277,379
Unvested restricted stock units issued and outstanding[1]	18,386,271	18,755,538	15,414,997
Shares of Class A common stock reserved for Twilio.org	353,633	442,041	530,449
Shares of Class A common stock committed under ESPP	265,698	426,199	766,334
Shares of Class A common stock in escrow	—	31,503	31,503
Shares of Class A common stock in escrow and restricted stock awards subject to future vesting	—	3,771	56,237
Total	20,327,778	21,381,913	19,076,899

_____

[1] The number of PSUs that will ultimately vest may increase or decrease the number of shares that will be issued at the end of the performance period.

21. Income Taxes

The following table presents domestic and foreign components of loss before provision for income taxes for the periods presented:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
United States	$ 40,982	$ (816,089)	$ (1,021,208)
International	(129,595)	(180,640)	(222,424)
Loss before provision for income taxes	$ (88,613)	$ (996,729)	$ (1,243,632)

Provision for income taxes consists of the following:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Current:			
Federal	$ 5,617	$ 2,567	$ 3,928
State	2,305	1,533	4,100
Foreign	14,850	31,354	17,450
Total	22,772	35,454	25,478
Deferred:			
Federal	196	(1,337)	(5,155)
State	149	(208)	(818)
Foreign	(2,327)	(15,197)	(6,992)
Total	(1,982)	(16,742)	(12,965)
Provision for income taxes	$ 20,790	$ 18,712	$ 12,513

The following table presents a reconciliation of the statutory federal tax rate and the Company's effective tax rate:

	Year Ended December 31,		
	2024	2023	2022
Tax at federal statutory rate	21 %	21 %	21 %
State tax, net of federal benefit	1	3	3
Stock-based compensation	(40)	(7)	(7)
Credits	20	2	1
Foreign rate differential	(67)	1	(2)
Permanent book vs. tax differences	8	—	—
Change in valuation allowance	32	(23)	(17)
Other	2	1	(1)
Effective tax rate	(23)%	(2)%	(2)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities:

	As of December 31,	
	2024	2023
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 810,278	$ 983,652
Accruals and reserves	73,535	52,750
Stock-based compensation	28,238	29,572
Research and development credits	175,746	177,109
Intangibles	135,500	135,564
Capitalized research and development expenses	299,061	231,819
Lease liability	30,697	44,682
Investments and other basis differences	81,248	51,368
Other	18,139	31,852
Gross deferred tax assets	1,652,442	1,738,368
Valuation allowance	(1,488,328)	(1,533,933)
Net deferred tax assets	164,114	204,435
Deferred tax liabilities:		
Capitalized software	(38,394)	(36,109)
Prepaid expenses	(900)	(1,073)
Acquired intangibles	(55,283)	(81,415)
Right-of-use asset	(13,112)	(19,964)
Deferred commissions	(42,313)	(50,703)
Net deferred tax asset	$ 14,112	$ 15,171

The following table summarizes the Company's tax carryforwards, carryovers and credits:

	As of December 31, 2024	Expiration Date (If not utilized)
	(In thousands)	
Federal tax credits	$ 151,594	Various dates beginning in 2038
Federal net operating loss carryforwards	$ 2,826,042	Indefinite
State net operating loss carryforwards	$ 2,390,636	Various dates beginning in 2026
State tax credits	$ 125,282	Various dates beginning in 2029
Foreign net operating loss carryforwards	$ 846,118	Indefinite

A limitation may apply to the use of the federal and state net operating loss and credit carryforwards, under provisions of the Internal Revenue Code of 1986, as amended, and similar state tax provisions that are applicable if the Company experiences an "ownership change." An ownership change may occur, for example, as a result of issuance of new equity. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.

The Company's accounting for deferred taxes involves the evaluation of a number of factors related to the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company's deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible.

At present, the Company does not believe that it is more likely than not that the federal, state and certain foreign net deferred tax assets will be realized, and accordingly, a valuation allowance has been established. The valuation allowance decreased by approximately $45.6 million during the year ended December 31, 2024, and increased by approximately $176.6 million during the year ended December 31, 2023.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(In thousands)		
Unrecognized tax benefit, beginning of year	$ 233,778	$ 228,966	$ 223,380
Gross increases for tax positions of prior years	7,476	3,427	3,250
Gross decreases for tax positions of prior years	(198)	(5,130)	(705)
Gross increases for tax positions of current year	13,253	7,754	4,081
Lapse of statute of limitations	(2,101)	(1,239)	(1,040)
Unrecognized tax benefit, end of year	$ 252,208	$ 233,778	$ 228,966

As of December 31, 2024, the Company had approximately $252.2 million of unrecognized tax benefits. If the $252.2 million is recognized, $3.1 million would affect the effective tax rate. The remaining amount would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company does not anticipate any significant changes within 12 months of December 31, 2024, in its uncertain tax positions that would be material to its consolidated financial statements taken as a whole because nearly all of the unrecognized tax benefit has been offset by a deferred tax asset, which has been reduced by a valuation allowance.

The Company files U.S. federal income tax returns as well as income tax returns in many U.S. states and foreign jurisdictions. As of December 31, 2024, the tax years 2008 through the current period remain open to examination by the major jurisdictions in which the Company is subject to tax. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. The Company is fully reserved for all open U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

On June 7, 2019, a three-judge panel from the U.S. Court of Appeals for the Ninth Circuit overturned the U.S. Tax Court's decision in Altera Corp. v. Commissioner and upheld the portion of the Treasury regulations under Section 482 of the Internal Revenue Code that requires related parties in a cost-sharing arrangement to share expenses related to share-based compensation. As a result of this decision, the Company's gross unrecognized tax benefits increased to reflect the impact of including share-based compensation in cost-sharing arrangements. The Company will continue to monitor future developments related to this matter and their potential effects on its consolidated financial statements. There is no impact on the Company's effective tax rate for years ended December 31, 2024 and 2023 due to a full valuation allowance against its deferred tax assets.

The provision for income taxes recorded in the years ended December 31, 2024 and 2023, respectively, consists primarily of income taxes and withholding taxes in jurisdictions in which the Company conducts business. Due to a history of losses in the U.S., the Company maintains a full valuation allowance against its U.S. deferred tax assets.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer and oversight of the board of directors, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2024, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the organization have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408 of Regulation S-K).

Disclosure Pursuant to Section 13(r) of the Exchange Act

Section 13(r) of the Exchange Act requires an issuer to disclose certain information in its periodic reports if it or any of its affiliates knowingly engaged in certain activities, transactions or dealings with individuals or entities subject to specific U.S. economic sanctions during the reporting period, even when the activities, transactions or dealings are conducted in compliance with applicable law.

The Company, through one of its non-U.S. subsidiaries, is party to service agreements with a non-affiliated Swiss entity, pursuant to which the non-affiliated Swiss entity delivers SMS messages terminating in Iran through Mobile Telecommunication Company of Iran, Rightel Telecommunications Services Co. and MTN Irancell (collectively, the "Iranian Entities"). The Iranian Entities may be considered "Government of Iran" entities (as defined by Section 560.304 of title 31, Code of Federal Regulations). For the year ended December 31, 2024, the Company's non-U.S. subsidiaries made payments to the non-affiliated Swiss entity to deliver SMS messages terminating in Iran but did not receive any gross revenue or net profits from the Iranian Entities associated with these services. These services are in the process of being terminated.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders (the "Proxy Statement"). The Proxy Statement will be filed with the SEC within 120 days of the year ended December 31, 2024.

Our board of directors has adopted a code of conduct that applies to all officers, directors and employees, which is available on our website at http://investors.twilio.com under "Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2024.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2024.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2024.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2024.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

    (a)   The following documents are filed as part of this report:

        1. Financial Statements

            See Index to Financial Statements at Item 8 herein.

        2. Financial Statement Schedules

            Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

        3. Exhibits

            The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Twilio Inc.	10-Q	001-37806	3.1	August 1, 2024
3.2	Fourth Amended and Restated Bylaws of Twilio Inc.	8-K	001-37806	3.1	January 23, 2025
3.3	Certificate of Retirement of Class B Common Stock of Twilio Inc, dated as of June 28, 2023	8-K	001-37806	3.1	June 29, 2023
4.1	Indenture, dated as of March 9, 2021 by and between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.1	March 9, 2021
4.2	First Supplemental Indenture, dated as of March 9, 2021, between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.2	March 9, 2021
4.3	Form of 3.625% Senior Notes due 2029	8-K	001-37806	4.3	March 9, 2021
4.4	Form of 3.875% Senior Notes due 2031	8-K	001-37806	4.4	March 9, 2021
4.5	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				Filed herewith
10.1*	Form of Indemnification Agreement	10-K	001-37806	10.1	February 26, 2021
10.2*	Twilio Inc. Amended and Restated 2008 Stock Option Plan and forms of Stock Option Agreement and form of Stock Option Grant Notice	10-K	001-37806	10.2	February 26, 2021
10.3*	Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan, and forms of agreements thereunder	10-K	001-37806	10.3	February 26, 2021
10.4*	Twilio Inc. 2019 France Sub-Plan to the 2016 Stock Option and Incentive Plan	10-Q	001-37806	10.2	October 31, 2019
10.5*	Cash-Based Award Agreement for Company Employees under the Twilio Inc. 2016 Stock Option and Incentive Plan	8-K	001-37806	10.1	February 22, 2023
10.6*	Twilio Inc. Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-37806	10.4	May 8, 2024
10.7*	Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan	10-Q	001-37806	10.1	October 31, 2019
10.8*	Twilio Inc. Amended Chief Executive Officer Severance Plan	8-K	001-37806	10.1	October 4, 2024
10.9*	Twilio Inc. Senior Executive Severance Plan	8-K	001-37806	10.2	October 4, 2024
10.10*	Twilio Inc. Non-Employee Directors' Deferred Compensation Program and forms thereunder	10-Q	001-37806	10.6	May 10, 2023
10.11*	Twilio Inc. Executive Incentive Compensation Plan	8-K	001-37806	10.1	December 1, 2023
10.12*	Offer Letter with Dana Wagner, dated as of October 7, 2021	10-K	001-37806	10.17	February 22, 2022
10.13*	Offer Letter with Aidan Viggiano, dated February 10, 2023	10-K	001-37806	10.14	February 27, 2023
10.14*	Separation Agreement and Release with Jeff Lawson, dated as of January 7, 2024	8-K	001-37806	10.2	January 8, 2024
10.15*	Offer Letter with Khozema Shipchandler, dated as of January 7, 2024	8-K	001-37806	10.1	January 8, 2024
10.16	Cooperation Agreement, dated March 30, 2024	8-K	001-37806	10.1	April 1, 2024
10.17	Sublease, dated as of August 30, 2018, by and between Salesforce.com, Inc. and Twilio Inc.	10-Q	001-37806	10.1	November 8, 2018
10.18	Consent to Sublease Agreement, dated as of September 25, 2018, by and among Hudson Rincon Center, LLC, Salesforce.com Inc. and Twilio Inc.	10-Q	001-37806	10.2	November 8, 2018
10.19†	Framework Agreement, dated as of February 26, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	10-Q	001-37806	10.1	May 6, 2021
10.20	Framework Agreement Letter Agreement, dated as of August 16, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	August 17, 2021
10.21	Second Framework Agreement Letter Agreement, dated as of May 13, 2022, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	May 16, 2022
19.1	Policy on Insider Trading and Disclosure				Filed herewith
19.2	Special Trading Procedures for Designated Persons				Filed herewith
19.3	Requirements for 10b5-1 Trading Plans				Filed herewith
21.1	List of Subsidiaries of Twilio Inc.				Filed herewith
23.1	Consent of KPMG, LLP, Independent Registered Public Accounting Firm				Filed herewith
24.1	Power of Attorney (included in signature page hereto)				Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
32.1**	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith
97.1	Twilio Inc. Compensation Recovery Policy	10-K	001-37806	97.1	February 27, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				Filed herewith
104	Cover Page with Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).				

---

†   Certain portions of this exhibit have been omitted because they are not material, and they are the type of information that the registrant treats as private or confidential.

*   Indicates a management contract or compensatory plan or arrangement.

**   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWILIO INC.

Date: February 26, 2025

/s/ KHOZEMA Z. SHIPCHANDLER

Khozema Z. Shipchandler
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Khozema Z. Shipchandler and Aidan Viggiano, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

February 26, 2025	/s/ KHOZEMA Z. SHIPCHANDLER
	Khozema Z. Shipchandler Director and Chief Executive Officer (Principal Executive Officer)
February 26, 2025	/s/ AIDAN VIGGIANO
	Aidan Viggiano Chief Financial Officer (Principal Accounting and Financial Officer)
February 26, 2025	/s/ CHARLIE BELL
	Charlie Bell Director
February 26, 2025	/s/ DONNA L. DUBINSKY
	Donna L. Dubinsky Director
February 26, 2025	/s/ JEFF EPSTEIN
	Jeff Epstein Director
February 26, 2025	/s/ JEFFREY R. IMMELT
	Jeffrey R. Immelt Director
February 26, 2025	/s/ DEVAL L. PATRICK
	Deval L. Patrick Director
February 26, 2025	/s/ ERIKA ROTTENBERG
	Erika Rottenberg Director
February 26, 2025	/s/ ANDY STAFMAN
	Andy Stafman Director
February 26, 2025	/s/ MIYUKI SUZUKI
	Miyuki Suzuki Director

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Twilio Management Team



Khozema Shipchandler

Chief Executive Officer



Aidan Viggiano

Chief Financial Officer



Ivy Grant

SVP, Strategy & Operations



Chris Koehler

Chief Marketing Officer



Christy Lake

Chief Administrative Officer



Inbal Shani

Chief Product Officer



Thomas Wyatt

Chief Revenue Officer

Twilio Board of Directors



Jeff Epstein

Twilio Chair; Operating Partner at Bessemer



Charlie Bell

EVP Security, Compliance Identity and Management Microsoft



Donna Dubinsky

Former CEO and Board Chair, Numenta



Jeff Immelt

Venture Partner, New Enterprise Associates



Deval Patrick

Former Governor of Massachusetts



Erika Rottenberg

General Counsel, Chan Zuckerberg Initiative



Khozema Shipchandler

Chief Executive Officer, Twilio



Andy Stafman

Partner, Sachem Head Capital Management



Miyuki Suzuki

Former President, Asia Pacific, Japan and China, Cisco

